UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

[redacted]

For the month of February, 2009
Commission File Number: 001-13928

Royal Bank of Canada
(Translation of registrant's name into English)

200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Vice-President,
Associate General Counsel & Secretary

1 Place Ville Marie
Montreal, Quebec
Canada H3C 3A9
Attention: Vice-President, Associate
General Counsel & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: February 2, 2009

By: ______________________
Name: Carol J. McNamara
Title: Vice President,
Associate General Counsel
& Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Annual Report of Royal Bank of Canada for the fiscal year ended October 31, 2008

Working hard to help clients CREATE


a retirement plan we can look forward to
my own business
a banking experience right for us
an education for our children

Royal Bank of Canada
2008 Annual Report

Vision

- Always earning the right to be our clients' first choice

Values

- Excellent service to clients and each other
- Working together to succeed
- Personal responsibility for high performance
- Diversity for growth and innovation
- Trust through integrity in everything we do

Strategic goals

- In Canada, to be the undisputed leader in financial services
- In the U.S., to be a leading provider of banking, wealth management and capital markets services by building on and leveraging RBC's considerable capabilities
- Internationally, to be a premier provider of select banking, wealth management and capital markets services in markets of choice

ROYAL BANK OF CANADA (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada's largest bank as measured by assets and market capitalization, one of North America's leading diversified financial services companies and among the largest banks in the world, as measured by market capitalization. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ more than 80,000 full- and part-time employees who serve more than 17 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 48 other countries. For more information, please visit rbc.com.

Contents

This annual report contains forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *United States Private Securities Litigation Reform Act of 1995* and applicable Canadian securities legislation. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Additional information about these factors can be found under Caution regarding forward-looking statements on page 29.

Financial Highlights

(C$ millions, except per share and percentage amounts)	2008	2007	2006	2008 vs. 2007 Increase (decrease)	
Operating performance					
Total revenue	**$ 21,582**	$ 22,462	$ 20,637	$ (880)	(4)%
Provision for credit losses	**1,595**	791	429	804	102%
Non-interest expense	**12,351**	12,473	11,495	(122)	(1)%
Net income	**4,555**	5,492	4,728	(937)	(17)%
Return on common equity (ROE)	**18.0%**	24.6%	23.5%	n.m.	(660)bps
Earnings per share (EPS) – diluted	**$ 3.38**	$ 4.19	$ 3.59	$ (.81)	(19)%
Capital (1)					
Tier 1 capital ratio	**9.0%**	9.4%	9.6%	n.m.	(40)bps
Total capital ratio	**11.1%**	11.5%	11.9%	n.m.	(40)bps
Risk-adjusted assets	**$ 278,579**	$ 247,635	$ 223,709	$ 30,944	12%
Key drivers					
Total loans (before allowance for loan losses)	**$ 291,755**	$ 239,429	$ 209,939	$ 52,326	22%
Deposits	**438,575**	365,205	343,523	73,370	20%
Total assets	**723,859**	600,346	536,780	123,513	21%
Assets under management (AUM)	**226,900**	161,500	143,100	65,400	40%
Assets under administration (AUA) – RBC (2)	**623,300**	615,100	582,300	8,200	1%
Common share information					
Share price (RY on the TSX)					
High	**$ 55.84**	$ 61.08	$ 51.49	$ (5.24)	(9)%
Low	**39.05**	49.50	41.29	(10.45)	(21)%
Close	**46.84**	56.04	49.80	(9.20)	(16)%
Dividends declared per share	**2.00**	1.82	1.44	.18	10%
Book value per share	**20.99**	17.58	16.52	3.41	19%
Market capitalization (C$ millions)	**62,825**	71,522	63,788	(8,697)	(12)%

(1) 2008 capital ratios and risk-adjusted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework. Comparative capital ratios and risk-adjusted assets are calculated using guidelines issued by OSFI under the Basel I framework. Basel I and Basel II are not directly comparable.

(2) Assets under administration – RBC: Revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.

n.m. not meaningful

Net income



$2,803
$3,387
$4,728
$5,492
$4,555
2004 2005 2006 2007 2008

EPS – diluted



$2.11
$2.57
$3.59
$4.19
$3.38
2004 2005 2006 2007 2008

ROE



15.6%
18.0%
23.5%
24.6%
18.0%
2004 2005 2006 2007 2008



a visionary leader in biotech



our dream vacation



my future, the way I design it



an improved water system



the next generation of mobile commerce



a software revolution

a detailed plan to act upon



new ways to power the planet



an oil and gas pioneer



my first new car



a global opportunity



an addition to our family home



Working hard to help clients create

"If we have learned one thing from the events of the past year, it is that in difficult times clients most need and value honest and expert advice from professionals who can deliver solutions. At RBC, we are working hard to help clients create confidence in their future."

– Gordon M. Nixon

CHIEF EXECUTIVE OFFICER'S MESSAGE

Uncertain times bring into sharp relief the importance of fundamentals. This year, as market and economic conditions were at their most challenging, RBC emerged, not unscathed, but strong and stable largely due to our commitment to the essential elements of sound management: business diversification, comprehensive risk management, a clear strategy, and a strong balance sheet.

If we have learned one thing from the events of the past year, it is that in difficult times clients need and value honest and expert advice from professionals who can deliver solutions. At RBC, we are working hard to put our clients first by giving them advice, products and services that help them create confidence in their future. We have encouraged a more collaborative and accountable culture where employees are empowered to create a superior client experience. This culture is reflected in our client-centric vision, in the work of more than 80,000 professionals leveraging their experience and expertise, and in RBC's depth and breadth of resources for the benefit of all our clients.

The current financial crisis has shown its ability to substantially alter the environment for many individuals, companies, financial institutions, and our shareholders. While we have not been able to escape the year without some losses, in 2008, RBC generated more than $4.5 billion of earnings and a return on equity of 18.0%. These results prove that, as the rules for our sector and our domestic and global economies are being rewritten, RBC's strategy of actively managing a diversified portfolio of businesses and excelling at the execution of our revenue and cost-efficiency initiatives has enabled us to withstand the past year's market shocks and pressures and continue to generate value for our clients and shareholders.

RBC's diversified business portfolio remains the foundation of both our stability and our success, particularly through trying times. While several of our businesses have been significantly impacted by current economic events, the diversification of our portfolio of businesses across industries, geographies and client segments has reduced the overall volatility of our revenues and earnings. This provides us with the flexibility and stability necessary to make investments in pursuit of our long-term strategy and goals. Given the overall strength of our portfolio of businesses, we find ourselves in a position to take advantage of opportunities that many of our competitors can no longer consider.

Our ongoing commitment to strong risk and performance management has allowed us to stay on course better than many of our domestic and international competitors. We diversify our risk in numerous ways while continuing to prudently use our balance sheet to produce high-quality earnings. We recognize that maintaining and continually enhancing our risk management capabilities will be critical as we navigate the challenging territory ahead of us. In addition, the strength of our asset quality and our liquidity position should provide a solid base for future growth.

In summary, our continued strong earnings performance relative to peers and top quartile performance of our share price over the medium- and long-term periods of three, five and 10 years reflect our sound risk management approach, our franchise's strong financial foundation, the benefits of our diversified business model and, most importantly, the hard work of our dedicated employees.

2008 Strategic goals

Throughout this year, our people and businesses have been committed to pursuing our three long-term strategic goals:

- In Canada, to be the undisputed leader in financial services
- In the U.S., to be a leading provider of banking, wealth management and capital markets services, building on and leveraging RBC's considerable capabilities
- Internationally, to be a premier provider of select banking, wealth management and capital markets services in markets of choice.

In Canada, our retail banking, wealth management, insurance and capital markets businesses made significant strides



Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Financial Officer

during the year, enhancing our market leadership positions while making it easier for clients to do business with us.

In the fiercely competitive Canadian banking marketplace, we must continue to earn our clients' business by ensuring our advice and services are accessible and available across a variety of channels. We have made it more convenient for clients to do business with us by growing our mobile and specialized sales forces, adding new bank branches and automated teller machines (ATMs), and increasing the number of bank branches that are open extended hours, including Saturdays, particularly in high-growth areas. Our clients can now do business with our contact centre agents in over 150 languages, and our small business and commercial business clients in all major international trading regions can now fulfill all their business needs through a single relationship. Furthermore, we have deepened client relationships and rewarded clients for their loyalty through innovative offerings. These and many other efforts have not gone unnoticed, with many notable third parties recognizing us for our client services capabilities including Synovate, *Euromoney*, and Maritz Canada Inc.

As the largest Canadian provider of wealth management services, we continued to offer our clients a full range of investment advice and planning services, supported by a team of experts in financial and retirement planning, tax, law, and trusts and estates. Our clients have access to an extensive family of equity and fixed income investment products from our asset management division, which broadened its capabilities by acquiring Phillips, Hager & North Investment Management Ltd. (PH&N) on May 1, 2008. The acquisition makes us the largest mutual fund company in Canada with a 16% market share and the largest private asset manager. The strength of this business is further reflected by $8.8 billion in total mutual fund net sales in fiscal 2008.

RBC is the only bank in Canada to offer a suite of insurance solutions for both personal and business clients, and we are the Canadian market leader in creditor and travel insurance and the second largest provider of living benefits products. Our product and distribution capabilities are also unique. RBC Insurance offers a broad range of life and health, and property and casualty products through proprietary channels (adjacent insurance branches and career sales forces) as well as through a variety of third-party channels (travel agents and life insurance brokers), allowing our clients the opportunity to create peace of mind by addressing all of their insurance needs.

As a leader in most aspects of the Canadian wholesale marketplace, we are the country's largest investment bank, and number one or two in many domestic rankings, including domestic debt capital markets and equity research. Importantly, a strong balance sheet and a respected brand name have enabled us to successfully export key competitive strengths into new markets.

Outside Canada, we have devoted significant management and financial resources to building our capabilities, our client base, and our brand.

Since 2001, we have thoughtfully grown our banking business in the southeastern U.S. market. Through measured organic growth and expansion through strategic acquisitions, we have created a network of nearly 440 branches in North Carolina, South Carolina, Virginia, Georgia, Alabama, and Florida.

Our U.S. banking business has been significantly affected by the ongoing stress in the U.S. housing market and the weakening U.S. economy. We have taken steps to address these issues, consistent with our commitment to prudent risk management practices. We exited our residential builder finance business outside our footprint and are actively managing the assets in that portfolio to reduce the impact of impaired loans over the long term. While we are aggressively monitoring and managing our retail and commercial loan portfolios, we are selectively growing our asset base by acquiring high-quality personal and business clients who are attracted to the quality of the RBC franchise. In addition, we are focused on leveraging the well-developed business and commercial

David I. McKay
Group Head, Canadian Banking

W. James Westlake
Group Head, International Banking and Insurance



strategy in our U.S. banking business to develop an equally robust retail strategy to provide clients with an integrated experience and a full product suite to serve their business and retail needs.

We are keenly aware that improving our U.S. bank's earnings will be a long-term process, as we need to work through the residual weakness in the U.S. economy. We have done a great deal of work to create momentum for the next few years and, while there is no doubt that we face structural, credit and economic headwinds in the U.S. banking environment, we believe that we will be well-positioned when the environment improves.

Over the past year, we extended the reach of our wealth management services in the U.S. Our acquisition of Ferris, Baker Watts, Incorporated (FBW), significantly expanded our presence in key regions and added more than 300 financial consultants to our business. In addition, over the past year, we have attracted experienced financial consultants from our competitors to our U.S. wealth management business, a testament to both the quality of our business and to our growing reputation in the U.S. RBC now has more than 2,000 financial consultants serving clients in 41 states from 204 retail offices, making us the seventh-largest national investment advisory firm in the U.S. We also completed the conversion of our U.S. wealth management business to a single broker-dealer platform, along with our capital markets operations. As a result, our clients will have increased access to the global capabilities of RBC as well as to the broad product development capabilities of our capital markets business.

While economic events over the past year had a negative impact on some of our capital markets businesses in the U.S., many others were able to capitalize on opportunities created by the market environment, adding talent and resources that were drawn to the strength and stability of the RBC brand name. And while many of our competitors have been forced to downsize or significantly change their fundamental business models, the soundness of our U.S. capital markets business has enabled us to aggressively reposition and redirect resources to take advantage of a broad range of opportunities that the evolving market has created. For example, businesses hurt by the market's recent instability, such as our structured products and securitization businesses, have been rationalized, while those that had new opportunities created by the turmoil, such as investment banking, fixed income and securities, have significantly upgraded their capabilities by recruiting experienced talent from competitor organizations.

We have not, however, changed our fundamental risk appetite or profile. Consistent with our emphasis on prudent risk management and maintaining our strong balance sheet, our capital markets business is focused on deploying capital in a manner that enhances and expands key client relationships, particularly at a time when we know clients are placing a premium on strong and stable banking relationships.

Closing our acquisition of RBTT Financial Group (RBTT) was the most significant development outside North America in 2008. Combined with our existing Caribbean banking business, the acquisition made RBC the second-largest banking group in the English-speaking Caribbean, with approximately 7,000 employees serving clients in 17 countries through 127 branches and business centres. The RBTT footprint was an excellent complement to our business and has provided us with immediately strong market positions in two new markets – Trinidad and Tobago, one of the strongest economies in the Caribbean, and Jamaica.

Our wealth management operations continued to expand outside North America by opening a new office in Chile and, with our capital markets operations, in India. Overall, the business continues to grow by recruiting experienced private banking professionals, aided by our reputation within the industry as a premier provider of wealth management services to clients around the world.

Our joint venture, RBC Dexia Investor Services (RBC Dexia IS), differentiates itself as a provider of international trust services


M. George Lewis
Group Head, Wealth Management
Barbara G. Stymiest
Chief Operating Officer

by providing superior customer service and global reach. In 2008, we were named number one overall global custodian by *Global Investor* for the fifth consecutive year. However, the real proof of success is that in current conditions, RBC Dexia IS has attracted new clients and gained more business from existing customers.

As Canada's only global investment bank, we continued to grow, generating approximately 50% of our revenue outside Canada as we executed a deliberate and disciplined international growth strategy. During the past year, we added a leveraged finance team in London to support our European investment banking business, and we expanded the U.K.-based infrastructure financing business into Continental Europe and Australia as well as the U.S. Finally, we continued to extend our global capabilities related to the energy and mining sectors, becoming a preferred provider of services in a very dynamic market.

2008 Performance against objectives

We established our 2008 objectives in November 2007 based on our economic and business outlooks for 2008 at that time. While we acknowledged that early 2008 would be challenging, with continued market volatility and slower economic growth, we did not anticipate these conditions to persist for the duration of the year nor for the impact to be as significant. During the year, we acknowledged that our progress towards certain objectives was impeded largely by market volatility and uncertainty – reflected in writedowns, higher provisions for credit losses in our U.S. banking business, and declining interest margins. As a result, except for our Tier 1 capital ratio, we did not meet the annual objectives we set at the beginning of this fiscal year. Our capital position remained strong throughout 2008 with our Tier 1 capital ratio above our target.

During the turbulent environment of the past year, the importance of our sound business approach and the benefits of our diversified business model helped sustain our share performance relative to our peers. We delivered top quartile share performance of 8% and 12% in the medium-term periods of three and five years, respectively, while increasing dividends paid over the three-year period at an average annual compounded rate of 19%.

How we will measure ourselves in the future

We expect our operating environment in 2009 will continue to pose challenges that will demand our continued diligence in the management and allocation of our resources. Volatile financial market conditions will continue into 2009 as credit and liquidity concerns persist and global economies slow down. We believe that recent government measures such as interest rate cuts, financial market rescue packages and enhanced intra-bank lending guarantees will eventually work to improve market stability.

The Canadian economy likely slipped into a recession in the final quarter of 2008 and we forecast it will grow by only .3% in 2009 due to weaker domestic demand. While consumer spending is expected to slow, reflecting modest weakening in the labour and housing markets, the economic slowdown is expected to result in calmer inflationary pressures and more stable commodity prices. Meanwhile, we project the U.S. economy will have negative growth of 1% in 2009. We anticipate that deteriorating economic conditions and financial market volatility will continue to dampen both consumer and business spending and will likely cause the U.S. recession to deepen as negative economic growth persists over the remainder of 2008 and in early 2009. Growth in other global economies, particularly those in the Eurozone, will likely weaken further in 2009, as overseas economies continue to contract due to weaker domestic demand, financial market volatility and reduced demand for exports from major trading partners. Emerging economies, led by China, are expected to grow at a very moderate pace in 2009 given uncertainty in global financial markets and recessionary conditions in some industrialized countries.

A. Douglas McGregor
Chairman and Co-CEO, Capital Markets

Mark A. Standish
President and Co-CEO, Capital Markets



We anticipate that the medium term will see more cyclical and structural changes for the financial services industry, including higher funding costs, higher capital levels, the impact of the deleveraging of balance sheets and a move to above-average loan-loss levels from recent historic lows.

Because market and economic conditions introduce a high degree of uncertainty into the short-term planning horizon, we have created a set of medium-term performance objectives (shown on page 9) that we think better reflect realistic goals against the backdrop of near-term market turbulence. By concentrating on these medium-term objectives, our management team will focus on both current performance as well as on prudent investment in higher-return businesses that will provide us with competitive advantages and sustained and stable earnings growth for the future.

Our medium-term objective is to generate earnings per share growth of 7% or more. Our focus on cost management relative to revenue growth is underlined by a medium-term operating leverage objective of above 3% while striving for a return on equity target of 18% or more. We will keep a keen eye on our capital base, with our objective of maintaining a Tier 1 capital ratio of 8.5% or higher, well ahead of regulatory requirements and above our 2008 objective of 8%. Finally, our objective is to maintain a dividend payout ratio over the medium term of between 40% and 50%, the same as in 2008.

Helping our clients create a more confident future

During troubled times, strong, diversified and well-managed companies like RBC have an advantage over many others. Our momentum has been positive, but more importantly, we have been able to deliver solid earnings in a very difficult environment. We are encouraged by having our home market heralded by the World Economic Forum as the base of the soundest banking system world wide. And while we are cautious and conservative about conditions over the near term, we are proud of our consistent financial strength, sound risk management policies and diversified business mix that have enabled us to provide confidence to our millions of clients and shareholders.

Outside Canada, we're working through the challenges and finding ways to invest capital, to hire top talent, to make acquisitions, and to continue to build on the strategies that we have pursued over the past several years. Across RBC, we have renewed our attention to cost management because we understand that our ability to control costs is critical to giving us the flexibility to overcome current challenges and support our future growth.

2008 was a difficult year, but I'm pleased to say our employees rose to its challenges. I am proud of all our professionals and our management team who have demonstrated they are unshaken by the uncertain conditions we have encountered and are undeterred by those that might lie ahead. More than ever, we understand that our clients need and value sound advice, and we will redouble our efforts to reach out to them to help them create a more confident future.

I sincerely want to thank all of our clients for their continued trust. And I want to thank our more than 80,000 professionals, whose hard work, integrity and dedication are responsible for our ongoing results.



Gordon M. Nixon
President and Chief Executive Officer

The table below shows our 2008 performance compared to our objectives for the year.

	2008 Objectives		2008 Performance
Diluted EPS growth	7%–10%		(19)%
Defined operating leverage (1)	>3%		1.0%
ROE	20%+		18.0%
Tier 1 capital ratio (2)	8%+		9.0%
Dividend payout ratio	40%–50%		59.0%
		3-year TSR	**5-year TSR**
Total shareholder return (TSR) (3)	Top quartile	Top quartile	Top quartile

(1) Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, refer to the Key performance and non-GAAP measures section.
(2) Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework.
(3) Calculated for period ended October 31, 2008, based on share price appreciation plus reinvested dividend income versus the TSR of seven Canadian financial institutions (Manulife Financial Corporation, Bank of Nova Scotia, The Toronto-Dominion Bank, Bank of Montreal, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and TSR (in U.S. dollars) of 13 U.S. financial institutions (Bank of America, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York Mellon, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, Key Corp and Northern Trust Corporation).

The table below shows our medium-term objectives.

	Objectives
Diluted EPS growth	7%+
Defined operating leverage (1)	>3%
ROE	18%+
Tier 1 capital ratio (2)	8.5%+
Dividend payout ratio	40%–50%

(1) See note (1) above.
(2) See note (2) above.

Canadian Banking

(C$ millions, except percentage amounts)	2008	2007	2006	2008 vs. 2007 Increase (decrease)	
Total revenue	$ 9,586	$ 9,329	$ 8,348	$ 257	3%
Net income	2,662	2,545	2,124	117	5%
Average loans and acceptances (1)	225,000	199,200	179,000	25,800	13%
Average deposits	155,000	147,100	139,200	7,900	5%
Operating leverage	2.6%	6.5%	4.4%	n.m.	(390)bp

(1) Total assets, Total earning assets, and Loans and acceptances include average securitized residential mortgage and credit card loans for the year of $22 billion and $4 billion, respectively.

CANADIAN BANKING provides personal and business financial services in Canada. Through our leading national distribution network and the most valuable brand in Canada, we reach approximately 10 million clients through our extensive branch and ATM network, proprietary and specialized sales forces, online channels and contact centres.

2008 Revenue contribution



- ■ Personal Financial Services 55%
- ■ Business Financial Services 26%
- □ Cards and Payment Solutions 19%

2008 Key performance highlights

- Net income was up $117 million, or 5%, over last year, reflecting revenue growth and effective cost management efforts. Prior year results included a $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring, partially offset by an increase to our credit card customer loyalty reward program liability of $121 million ($79 million after-tax).
- Total revenue increased $257 million, or 3%, over the prior year, reflecting continued solid volume growth across all businesses, partially offset by margin compression. The growth was achieved well within our risk-reward parameters. The prior year included the gain related to the Visa Inc. restructuring and the points liability cost as noted above.
- Our loan book increased by 13% as a result of strong growth in the home equity business and the launch of new credit card offerings.
- We grew our deposit base by 5% through the introduction of new personal and business products that included U.S. dollar eSavings accounts and two new high-yield investment solutions for business clients.

Business achievements in 2008

- We expanded our reach to clients by growing our mobile and specialized sales forces, adding new bank branches and ATMs and increasing the number of bank branches that are open extended hours, including Saturdays, particularly in high-growth markets.
- Clients have greater access to more customized and enhanced financial planning and advice tools with Your Future by Design®, a unique approach to client advice. We also continued to develop and provide clients with interactive online planning resources, such as Credit Solutions Selector, Mortgage Calculator, Business Solutions Selector, and Cash Flow tools.
- We have deepened client relationships and rewarded clients for their loyalty with further developments to our multi-product rebates and new, innovative products including a line-up of Canadian and U.S. dollar high-interest savings accounts; the new Visa Infinite card, providing exclusive benefits and privileges to cardholders; security-enhanced, chip-enabled credit cards; and eStatements and preferred commission pricing for our Direct Investing clients.
- With the launch of our Language Line interpreter service, our clients can now do business with our contact centre agents in over 150 languages.
- With the acquisition of ABN AMRO N.V.'s Canadian commercial leasing division, we extended our leadership position as the largest bank-owned commercial leasing business in Canada, as measured by assets.
- We made it easier for our business clients when we launched the Global Banking for Business program to provide a single point of contact for small and commercial business clients in all major international trading regions.
- We continued to be recognized for our efforts to improve our client service. In 2008 we were named:
  - A leader among the Big Five Banks in Branch Service and Financial Advice (Synovate Best Banking Awards: The Synovate Customer Service Index (CSI) 2008 – Personal Banking)
  - The number one domestic Private Bank in Canada (*Euromoney* 2008 Private Banking Survey)
  - Best in overall service: RBC Direct Investing (Dalbar 2007 Direct Brokerage Service Award)
  - The number one bank chosen by most commercial clients* in Canada, with almost three in 10 Canadian commercial businesses dealing with RBC, and strong year over year gains in client loyalty (Maritz Industry Survey, 2008)

* Businesses with sales revenue of $1 million or above.

2009 and beyond

- We will focus on continuing to make it easier for clients to do business with RBC through great products, services, improved processes and increased accessibility.
- We will continue to focus on delivering a superior client experience.
- We will strive to deliver insightful, relevant financial advice and solutions to retain and attract clients to RBC in specific markets, geographies and life stages.
- We will focus on aligning our infrastructure, products and services, sales and retail capabilities to drive future growth, efficiencies and client value.

(C$ millions, except percentage amounts)	2008	2007	2006	2008 vs. 2007 Increase (decrease)	
Total revenue	$ **3,987**	$ 3,992	$ 3,487	$ (5)	0%
Net income	**665**	762	604	(97)	(13)%
Assets under administration	**495,100**	488,500	476,500	6,600	1%
Assets under management	**222,600**	161,200	142,800	61,400	38%

Management

WEALTH MANAGEMENT businesses serve affluent and high net worth clients around the world and provide asset management and estate and trust services directly to clients and through internal partners and third-party distributors. This segment comprises Canadian Wealth Management, U.S. & International Wealth Management and Global Asset Management. We are a market leader in Canadian wealth and asset management, and we have strong and growing businesses in the U.S. and internationally. With more than 4,000 financial consultants, advisors, private bankers and trust officers in 24 countries, we help clients grow, protect and transfer their wealth.

2008 Revenue contribution



- ■ Canadian Wealth Management 37%
- ■ U.S. & International Wealth Management 47%
- □ Global Asset Management 16%

2008 Key performance highlights

- Net income decreased $97 million, or 13%, from last year primarily due to lower transaction activity amid continued uncertainty in global financial markets and the combined impact of the items related to the Reserve Primary Fund and auction rate securities (described in the Wealth Management section of the MD&A).
- Total revenue was relatively flat to last year. Lower transaction volumes, a decline in the fair value of certain securities held to economically hedge our stock-based compensation plan, and the unfavourable impact of the stronger Canadian dollar were mostly offset by recent acquisitions and solid growth in fee-based client assets for most of the year.
- Assets under management increased $61 billion, or 38%, from last year, reflecting the acquisition of PH&N and strong net mutual fund sales for most of the year.
- Assets under administration increased $7 billion, or 1%, from last year, reflecting the favourable impact of the stronger U.S. dollar on the translation of our U.S. dollar-denominated assets under administration, as at October 31, 2008. Assets under administration also increased, reflecting the acquisition of FBW, partially offset by lower client assets due to uncertainty in global financial markets.

Business achievements in 2008

- RBC's strength and stability, combined with the attractiveness of our Wealth Management platform and the acquisitions made by our businesses, have enabled us to grow to more than 4,000 client-facing advisors.
- In acquiring PH&N, we established ourselves as the leading provider of retail, high net worth, and institutional asset management services, and became one of the top pension plan managers in Canada, as measured by assets under management.
- We are now the largest fund company in Canada with 16% market share, leading the industry with $8.8 billion in total mutual fund net sales in fiscal 2008.
- Adding the PH&N private client team to our existing capability also made us one of the largest private investment counselling firms in Canada, with market strengths coast to coast.
- We continued to offer our clients a full range of investment advice and planning services, supported by a team of experts in financial and retirement planning, tax, law, and trusts and estates. Access to this specialized wealth management services team in Canada is one reason our investment advisors gave us top marks in a satisfaction survey of bank-owned, regional and national independent investment dealers (*Investment Executive* 2008 Brokerage Report Card).
- U.S. clients gained access to the global capabilities of RBC when we converted to a single U.S. broker-dealer platform with Capital Markets. Acquiring FBW significantly expanded our presence in key U.S. regions and added more than 300 financial consultants. We now operate 204 retail branches in 41 states.
- We opened a new office with Capital Markets in Mumbai, India, while our new office in Santiago, Chile, broadened our presence in Latin America.
- We were named the top provider of trust services in the U.K., and the highest-ranked Canadian firm in Latin America (*Euromoney*).
- Our asset management business continued to deliver strong investment performance, while keeping management expense ratios below the median and offering pricing options that provide clients with transparency and choice in seeking advice.
- We were named Best Overall Fund Group in Canada and, as a result of the PH&N acquisition, Best Bond Fund Family in Canada, both for the second consecutive year (Lipper Inc.).

2009 and beyond

- We will continue working to extend our lead in the Canadian wealth and asset management markets, with client-focused products, services and strategies.
- We plan to improve operating performance and to expand U.S. Wealth Management through organic growth and bolt-on acquisitions.
- We plan to expand our high net worth International Wealth Management business through organic growth and bolt-on acquisitions.
- We plan to expand asset management globally by leveraging our capabilities in the institutional market and in the individual market through sub-advisory and alliance opportunities.
- We will work hard to continue attracting and retaining experienced advisors, private bankers and other professionals across all our businesses.

(C$ millions, except percentage amounts)		2008		2007		2006		2008 vs. 2007 Increase (decrease)	
Total revenue	$	2,610	$	3,192	$	3,348	$	(582)	(18)%
Net income		389		442		302		(53)	(12)%
Premiums and deposits (1)		3,861		3,460		3,406		401	12%

(1) Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

We provide Canadians with improved access to INSURANCE choices through a wide range of insurance solutions including life, health, travel, home, auto, and creditor insurance services to individual and business clients. These products are distributed through third-party channels including independent life insurance advisors and travel agents as well as through our growing proprietary channels such as retail insurance branches, bank branches, call centres, online, and our career sales force. In the U.S., we offer life insurance, annuity products and travel insurance. Outside North America, we operate a specialty reinsurance business.

2008 Revenue contribution



■ Reinsurance & Other	41%
▨ Canadian Life and Health	30%
□ Property & Casualty	24%
■ U.S. Life and Health	5%

2008 Key performance highlights

- Net income was down 12%, or $53 million, over last year, mainly due to $110 million ($80 million after taxes) of investment losses on disposals and impairments, as well as impacts from equity market movements. This was partially offset by favourable actuarial adjustments and solid growth in our reinsurance and Canadian businesses. Our prior year included a $40 million (before- and after-tax) gain related to the reallocation of certain foreign investment capital which had supported our property catastrophe reinsurance business, exited in 2007. This decline was partially offset by higher net actuarial adjustments reflecting management actions and assumption changes and solid growth in our reinsurance and Canadian businesses.
- Revenue decreased 18%, or $582 million, over last year mainly due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in policyholder benefits, claims and acquisition expense. The decrease, which also reflects lower U.S. annuity sales as well as investment losses on disposals and impairments, as well as impacts from equity market movements was partially offset by growth in our reinsurance and Canadian businesses.
- Premiums and deposits grew $401 million, or 12%, from a year ago, largely reflecting new sales growth, a U.K. annuity reinsurance arrangement and continued strong client retention.

Business achievements in 2008

- We expanded our retail insurance network in Canada to 35 branches in 2008, from 21 branches in 2007, giving our clients more convenient access to insurance services and advice. *Advisor's Edge*, a trade publication, recognized the impact of our retail insurance presence, naming the development of our insurance branch network as one of the most significant events in financial services over the last 10 years.
- We expanded our insurance offering in a number of ways to support large and small Canadian businesses, including reaching an agreement with Aon Reed Stenhouse Inc. (Aon) to provide commercial property and casualty and trade credit insurance solutions to business owners. This agreement with Aon, combined with our existing products and services, will enable us to provide large and small Canadian businesses with innovative advice and effective solutions tailored to meet their insurance needs.
- We continued to make it easier for Canadian clients to do business with us by offering a simplified life insurance product for the mass market and improving our online travel insurance offerings.
- RBC was recognized for our Wireless Road Advisor project at the 21st annual *CIO* 100 Awards program as an innovative organization that uses IT to create business value. This system enables mobile claims adjusters to use their laptops to access claims information over a wireless network to help clients with the claims process.
- We were the first Canadian-owned travel insurance provider to sign on with InRoomMD, a healthcare concierge program providing in-room hotel visits 24 hours a day, seven days a week, whenever possible, saving travellers the inconvenience of having to search for medical assistance while visiting the U.S.
- Through our Canadian Banking operations, we also became the first major Canadian bank to launch a disability insurance option under our Business Loan Insurance Plan which assists business owners by covering insured business loan and mortgage payments.

2009 and beyond

- We will focus on providing superior insurance solutions for our clients through new and existing distribution channels.
- We will enhance the client experience by providing customers with a comprehensive suite of RBC products and services based on their needs.
- The Lean Six Sigma methodology will be applied to process reviews of various groups – including health claims management, new product development, and new application processing – with a focus on immediate enhancements but also effecting a cycle of continuous improvement.
- We will focus on growing internationally through our reinsurance operations by executing on transactions that fit within RBC's overall risk framework.
- We will work to leverage our expanded retail banking presence in the U.S. and Caribbean to grow non-Canadian insurance revenue, providing clients with an integrated experience and RBC product suite to serve their business needs.

(C$ millions, except percentage amounts)	2008	2007	2006	2008 vs. 2007 Increase (decrease)	
Total revenue	**$ 2,101**	$ 1,915	$ 1,628	$ 186	10%
Net income	**(153)**	242	261	(395)	(163)%
Average loans and acceptances	**27,000**	22,300	18,500	4,700	21%
Average deposits	**42,500**	34,200	28,700	8,300	24%
Assets under administration – RBC (1)	**11,200**			11,200	n.m.
– RBC Dexia IS (2)	**2,585,000**	2,713,100	2,421,100	(128,100)	(5)%
Assets under management – RBC (3)	**3,900**			3,900	n.m.

(1) AUA – RBC represents the AUA for RBTT as at September 30.
(2) RBC Dexia Investor Services represents the total assets under administration as at September 30 of the joint venture established January 2, 2006, of which we have a 50% ownership interest.
(3) AUM – RBC represents the AUM for RBTT as at September 30.

Banking

INTERNATIONAL BANKING includes RBC's banking businesses in the U.S. and Caribbean, as well as global custody and investor services.

2008 Revenue contribution


Banking 59%
RBC Dexia IS 41%

Our U.S. banking operations offer a wide range of financial services and advice, including a complete line of banking services to individuals, businesses and public institutions throughout the southeastern U.S. Our network includes 439 full-service banking centres, an extensive ATM network, and telephone and online banking. We are now among the top five deposit holders in North Carolina and rank seventh overall as measured by deposits in our six-state southeastern banking footprint (North Carolina, South Carolina, Virginia, Georgia, Alabama and Florida).

In the Caribbean, we have one of the most extensive banking networks, with operations in 17 countries and territories. We provide banking solutions to individuals and businesses throughout our network of 127 branches.

Our U.S. and Caribbean banking business includes our cards operations, which provide a wide range of solutions for personal, business and merchant clients in more than 18 countries.

We have a 50% ownership in RBC Dexia IS, which offers a complete range of investor services, such as custody and fund administration, to institutions worldwide.

2008 Key performance highlights

- Net loss of $153 million compares to net income of $242 million a year ago. This was mainly attributable to a higher provision for credit losses, and writedowns and losses on our investment portfolios.
- Total revenue increased $186 million, or 10%, from last year, due primarily to loan and deposit growth from our Alabama National BanCorporation (ANB) and RBTT acquisitions.
- Average loans and acceptances and deposits grew 21% and 24%, respectively, due largely to our ANB and RBTT acquisitions.
- Assets under administration through RBC Dexia IS decreased to $2.585 trillion, or a 5% decrease from 2007 as a result of the capital depreciation on client assets.

Business achievements in 2008

- Following the integration of our acquisition of RBTT, our clients have access to one of the most extensive banking networks in the Caribbean. Our Caribbean operations as of October 31, 2008, have more than US$22 billion in assets, 127 branches, with approximately 7,000 employees serving more than 1.6 million clients.
- In the U.S., we successfully integrated our acquisition of ANB by retaining client-facing employees and leveraging their local market expertise with technology and management resources to improve the client experience. The acquisition added more than 100 banking locations to our branch network. Our U.S. banking operations, which were ranked 40th largest in the U.S. by assets (as of June 30, 2008), serve approximately one million clients in six southeastern states.
- In 2008, RBC Dexia IS was distinguished in several important industry rankings: number one global custodian for a record fifth consecutive year (*Global Investor*, 2004–2008), number one provider of global custody services in Canada, Europe and U.K. (R&M Consultants, 2008), transfer agent of the year (*ICFA*, 2008) and global custody client relationship manager of the year (*ICFA*, 2008).

2009 and beyond

- In the U.S., we will refine our operating model to improve efficiencies and enhance our competitiveness in our southeastern footprint while remaining consistent with our risk management discipline.
- We will focus on building our U.S. banking business and commercial strategy to develop a robust retail strategy that provides our clients with an integrated experience and a full product suite to serve their needs.
- We will focus on integrating RBTT's infrastructure, technology, products and services to provide a common platform for growth and expansion in the Caribbean.
- We will focus on leveraging the strength of RBC and RBTT's combined operations and infrastructure to pursue opportunities in high-growth markets such as the Spanish Caribbean and Central and South America.
- We will focus on pursuing growth strategies with RBC Dexia IS that include strengthening our global client franchise, building new value-added products and expanding our presence in high-potential markets.
- We will work to leverage our size, scale and expertise in Canada to significantly grow our international credit card business.

Capital Markets

(C$ millions, except percentage amounts)	2008	2007	2006	2008 vs. 2007 Increase (decrease)	
Total revenue (1)	**$ 3,935**	$ 4,389	$ 4,136	$ (454)	(10)%
Net income	**1,170**	1,292	1,355	(122)	(9)%
Trading revenue (1)	**967**	2,929	2,143	(1,962)	(67)%
Average assets	**340,300**	311,200	260,600	29,100	9%

(1) Taxable equivalent basis.

Our diverse CAPITAL MARKETS businesses provide corporate, government, and institutional advice, capital, and access to the world's financial markets and innovative products to help them achieve their growth objectives. By leveraging our leadership position in Canada, we have built a strong and growing U.S. mid-market capital markets franchise. Outside North America, we have established ourselves as a leading provider of global financial services and are recognized as a top 15 global investment bank. Notable areas of strength include global fixed income distribution capabilities, structuring and trading, and foreign exchange. In addition, we continue to build our global capabilities in energy, mining and infrastructure finance.

2008 Revenue contribution



■ Global Markets 48%
■ Global Investment Banking and Equity Markets 39%
□ Other 13%

2008 Key performance highlights

- 2008 financial performance in Capital Markets was significantly impacted by writedowns resulting from the challenging market environment. These writedowns reduced revenue by $2,091 million compared to $393 million last year and reduced net income by $920 million after-tax and related compensation adjustments as compared to $173 million last year.
- Many of our Capital Markets businesses continued to perform well, despite the challenging environment, including certain fixed income and foreign exchange trading businesses along with our U.S. cash equities and lending businesses.
- Notwithstanding the market environment, our diversified platform and strong risk management allowed us to generate ROE of 20.5%, down from 26.6% last year.
- Average assets were up $29 billion, or 9%, primarily due to an increase in derivative assets, largely reflecting increased market volatility and an increase in loan assets due to growth in corporate lending activities.

Business achievements in 2008

- We continued to be Canada's leading global investment bank, as reflected by the following noteworthy recognitions:
  - Dealmaker of the Year in Canada for five of the past six years (*Financial Post*)
  - Global ranking of 12th in the *Bloomberg 20* (2007)
  - Number one ranking in Canadian M&A, equity underwriting and corporate debt financing (*Bloomberg*, 2007)
  - Global Bond Arranger of the Year (*Project Finance* magazine, 2007), recognizing our strength in infrastructure finance and our global bond platform
  - Best Investment Bank in Canada (*Euromoney*)
  - Our research team was recognized for its ability to provide investment research on a North American and, increasingly, on a global level
    - Global ranking of 12th in the World's Best Stock Pickers awards (*Bloomberg*)
    - Number one (tied) in the StarMine Analyst Awards (*Financial Post*)
- We strengthened our market share in our U.S./global equity capital markets businesses, ranking 12th and 19th according to Dealogic (U.S.) and Bloomberg (global), respectively.
- We launched global capabilities for greenhouse gas emission trading, acting as a market-making provider, taking principal risk, providing pricing liquidity and facilitating hedging for clients on exchanges in Canada, the U.S. and Europe.

2009 and beyond

- We will strive to remain the Canadian wholesale client's first choice for financial products and services.
- In the U.S., we will build on the solid performance of our investment banking and equity sales and trading businesses to strengthen relationships with our clients and expand our market share.
- Further extend our U.K. infrastructure finance and project advisory capabilities in the European, U.S. and Canadian markets. We will further enhance our municipal banking business and expand our leveraged finance capabilities to grow our European client base.
- We will continue to build out our capabilities and infrastructure to support our global energy and mining businesses, expand our commodities franchise and enhance our electronic trading platforms. In addition, we will focus on expanding our leveraged finance capabilities to grow our European client base.
- We will focus on making further investments in our debt capital markets businesses within our Asian and New York-based emerging markets distribution platforms to deliver fixed income and structured products to high net worth and institutional clients.

CORPORATE SUPPORT comprises Global Technology and Operations (GTO) and Global Functions. Together, these teams contribute to achieving enterprise and business objectives by enabling the strategies of each business platform, and by driving innovative process and technology improvements, enhancing client service, executing against RBC's risk and compliance objectives, and ensuring the safety and soundness of our organization.

For financial highlights related to Corporate Support, please see page 74 of the MD&A.

GTO provides the processes and technology for a secure, flexible, reliable and convenient client experience. We develop and manage the essential information technology and operations foundation, the processing and fulfillment support, as well as the contact centre-delivered customer sales and service that support our diverse business activities.

Global Functions provides value-added services and advice to support business growth as well as the critical controls, systems and expertise necessary to meet regulatory and financial reporting, balance sheet management and corporate funding requirements. Global Functions also provides leadership related to the management of critical enterprise assets, including our people, corporate reputation, capital base, debt ratings, and enterprise strategy.

Business achievements in 2008

- In a year of extreme turbulence in the world's financial markets, RBC continued to be a source of stability and strength for our clients. Our enterprise risk management framework underpins our strength and stability and is at the core of our continued success under extremely adverse business conditions. We are disciplined and proactive in managing our risk profile within our risk appetite.
- Our treasury management team has skillfully and successfully maintained our liquidity position and accessed funding at relatively attractive rates from sources around the world in an environment where other financial institutions have struggled to access debt and capital.
- We safely and securely completed more than 300 million ATM transactions, 118 million client calls, 140 million online banking transactions, 600 million point-of-sale transactions and 230 million equity transactions on behalf of our clients.
- We were the Private Sector Winner of the Conference Board of Canada/Spencer Stuart 2008 National Awards in Governance in recognition of innovation in performance management for creating a framework that facilitates the more accurate and timely assessment of the implementation of strategic initiatives.
- The Canadian Institute of Chartered Accountants presented RBC for the second consecutive year with the Award of Excellence for Corporate Reporting in Financial Services, giving us the highest average ranking among Canadian financial industry competitors for our financial reporting, corporate governance disclosure, electronic disclosure and sustainable development reporting.
- We achieved Best Overall Score in the Forrester Research, Inc. 2008 Canadian Bank Secure Web Site Rankings.
- *IR Magazine* presented RBC with the 2008 Best Retail Investor Communications Award.
- RBC was once again included in two Dow Jones Sustainability indices for 2009 (the World Index and the North American Index).
- RBC was declared one of Canada's 10 Most Admired Corporate Cultures of 2008 (Waterstone Human Capital).

  The following rankings recognized the strength of the RBC brand in 2008:

- Canada's Top 50 Brands published in *Canadian Business* magazine gave the RBC brand top place with an A+ rating
- BrandZ Top 100 Most Powerful Brands made RBC the first Canadian company to be named to its global list.

2009 and beyond

- Our Corporate Support teams will continue to strive to effectively and efficiently deliver value-added services and advice necessary to support the achievement of our strategic and performance goals.
- GTO will work in alignment with the strategic priorities of our businesses to make it easier for clients to do business with us, while enhancing client services, contributing to our risk and compliance objectives, and ensuring the safety and soundness of our infrastructure.
- Global Functions will contribute to RBC's financial performance by working to maintain a strong balance sheet, sound credit quality and capital ratios; effectively managing our tax position; and implementing cost-saving initiatives, while improving the alignment of business strategies and risk exposures.
- Global Functions will support business growth by executing strategies to attract, retain and motivate talented employees; by maintaining strong risk, governance and compliance regimes; and by promoting a relevant and customer-centric brand strategy, a clear and compelling enterprise strategy, and solid relationships with investors, credit rating agencies, regulators and other stakeholders.

message

in reviewing RBC's risk profile, while overseeing management's progress throughout the year in implementing business strategies in the face of a rapidly changing marketplace."

– David P. O'Brien



In the difficult market conditions of 2008, the board's role in overseeing management of the principal risks of RBC's businesses took on added significance. The Board of Directors has been actively engaged in reviewing RBC's risk profile, while overseeing management's progress throughout the year in implementing business strategies in the face of a rapidly changing marketplace. In doing so, we have brought our collective business experience to bear in assessing whether management's plans and activities are prudent and focused on generating shareholder value and achieving success in the short, medium and long term within an effective risk control environment. During 2008, we regularly measured corporate performance against objectives, approving significant capital expenditures and major transactions that were in alignment with the strategic plan approved by the board. Balanced by our careful oversight of policies, processes and systems that are designed to support prudent management of risks, we provided forward-looking advice to management concerning several strategic initiatives, including the significant expansion of RBC's presence in Canada and internationally. In particular, the board played an important role in advising management on major acquisitions that further built RBC's business in Canada (PH&N), the U.S. (ANB and FBW) and the Caribbean (RBTT).

To maximize our contribution, the Board of Directors is committed to adapting best practices in governance to the needs of the organization. This year we are the private sector winner of the National Award in Governance, conferred by The Conference Board of Canada and Spencer Stuart. While our governance practices, policies and processes have received recognition in the past, this latest award is especially meaningful. It recognizes the creation of a performance management framework aimed at enhancing the flow and quality of information to management and the Board of Directors. The availability of more timely, accurate and actionable information facilitates insightful analysis by directors and promotes constructive debate, both within the board and between the board and management.

This innovation reflects RBC's continuous improvement of its progressive governance processes. This approach to corporate governance supports us in our role as stewards of the organization, safeguarding the interests of shareholders by exercising independent supervision, while acting as key advisors to management in pursuit of a shared goal: enhancing long-term shareholder value.

Harnessing the energies and talents of strong individuals into a dynamic team is among my duties as non-executive Chairman. My goal is to provide leadership to enable the Board of Directors to continue to add value to RBC's performance. This involves instilling a common vision, maintaining high standards of board independence and overseeing processes of board assessment and peer review to optimize the board's effectiveness in fulfilling its mandate. Another priority is our continuing education program which equips directors to provide current and knowledgeable guidance to management in a rapidly evolving regulatory and business environment. Over the past year, the board received presentations dealing with such matters as methodologies used in assessing and controlling risk, the implications of the Basel II Capital Accord, financial institution disclosure practices, and implementation of International Financial Reporting Standards.

The ability of board members to contribute from a diversity of thought and business experience enhances the value we bring to the organization. Acting through our Corporate Governance and Public Policy Committee, the board places considerable importance on the process of selecting director candidates, weighing the existing strengths of the board against the evolving needs of the organization. We seek highly capable and independent individuals with a grasp of strategic management, who have been actively engaged in business leadership and have demonstrated high personal standards of behaviour and values. In 2008 we were pleased to welcome our newest director, Edward Sonshine, Q.C., president and chief executive officer of RioCan Real Estate Investment Trust, whose experience adds an important dimension to the board.

In a challenging year for the financial services industry, Royal Bank of Canada maintained its momentum and continued to build on past successes. Your Board of Directors is proud to be actively engaged in the organization's achievements. On behalf of the board, I would like to extend appreciation to management and employees around the world for their contributions to the success of the organization. While continuing to operate in a challenging environment, the Board of Directors, management and employees remain focused on serving RBC's clients and creating value for shareholders.

David P. O'Brien
Chairman of the Board

Beyond compliance

RBC's Board of Directors has long been proactive in adopting progressive governance practices and policies. Our dynamic approach looks beyond regulatory compliance and builds on our strong governance fundamentals by incorporating best practices to support the Board of Directors' ability to supervise and advise management with the goal of enhancing long-term shareholder value.

governance

Transparency is a key aspect of good governance and the board takes seriously RBC's commitment to clear and comprehensive disclosure. Our practices and policies comply with regulations and guidelines established by Canadian securities regulators, as well as applicable provisions of the U.S. *Sarbanes-Oxley Act of 2002* and requirements of the New York Stock Exchange and the U.S. Securities and Exchange Commission applicable to foreign private issuers such as RBC.

Building on our tradition of excellence

To maintain our high standards, we continuously review and assess our corporate governance system. The Board of Directors' dynamic approach to governance endeavours to anticipate best practices as they evolve. Over the past few years, RBC has adopted many significant leading governance practices:

- A policy requiring directors to tender their resignations following the Annual Meeting if they fail to receive majority shareholder support
- Our comprehensive Director Independence Policy has continued to evolve in response to best practices and regulatory refinements. Fourteen of the 15 directors currently serving are independent
- Meetings of independent directors are held following each regularly scheduled board meeting
- A minimum share ownership requirement of $500,000 for directors, ensuring strong alignment of their interests with those of shareholders
- Increased minimum share ownership requirements for executive officers to further align management and shareholder interests. The President and CEO must have shareholdings worth at least eight times the last three years' average base salary. This requirement extends for two years into retirement. The standard for other members of the Group Executive is six times the last three years' average base salary, except the Head of Capital Markets, who must hold shares worth at least two times the last three years' average salary plus bonus. These requirements extend for one year into retirement
- A Performance Deferred Share Program to strengthen the alignment of the interests of management with shareholders by tying senior management's rewards to the performance of RBC relative to a North American peer group of competing financial institutions
- Reduced the number of stock option grants awarded to management by approximately 70% since 2003.

In addition:

- All members of every committee of the Board of Directors are independent: the Audit Committee, Human Resources Committee, Corporate Governance and Public Policy Committee, and Conduct Review and Risk Policy Committee
- For the Audit Committee, more stringent independence criteria apply to members, four individuals have been designated as Audit Committee financial experts, and a policy limiting the service of our Audit Committee members on the audit committees of other companies was adopted in 2004
- The Audit, Human Resources, and Corporate Governance and Public Policy committees have sole authority to retain and approve the fees of independent, external advisors. The Human Resources Committee retains an independent compensation consultant.

Corporate governance

2008 Annual Meeting
Shareholders are invited to attend our Annual Meeting at 9 a.m. (Pacific time) on Thursday, February 26, 2009, at the Vancouver Convention & Exhibition Centre, Parkview Terrace, 999 Canada Place, Vancouver, B.C.

Demonstrating leadership
These measures build on our previous governance initiatives, which include, among many others:

- Ensuring independent leadership of the Board of Directors by being first among our peer companies to separate the positions of Chairman and CEO in 2001
- Establishing board and director evaluation procedures, with written peer reviews to complement the peer assessment practice of one-on-one interviews with the Chairman. In addition, each board committee assesses its own effectiveness annually
- Adopting a policy limiting interlocking directorships of board members in 2002
- Permanently discontinuing grants under the Director Stock Option Plan in 2002
- Being among the first major Canadian companies to expense stock options in financial statements, which we have done since 2003
- Providing a continuous education program for directors so they remain knowledgeable and informed about the ever-changing business and regulatory environment and the specialized and complex aspects of finance and our business operations.

Enhancing our disclosure
In keeping with our goals of continuously improving governance and providing greater transparency and simplicity in our communications, in recent years we have enhanced disclosure in our Management Proxy Circular, including:

- More detail on the compensation paid to individual directors and their share ownership
- Easy-to-read, three-year overviews of named executive officers' compensation
- Aggregate compensation of top executives as a percentage of market capitalization and a percentage of net income after-tax
- Description of how the President and CEO's compensation aligns with corporate performance
- Details of comparator companies used for benchmarking of both corporate performance and executive pay
- Increased disclosure regarding executive pensions and the value of retirement plans for top executives.

Important information about our governance practices
The following additional information on our governance practices is available at rbc.com/governance:

- Our Statement of Corporate Governance Practices
- Our Code of Conduct
- The charters of our Board of Directors and each of its committees
- Our Director Independence Policy
- Position descriptions for the Chairman of the Board, the chairs of committees of the board, and the President and CEO
- A summary of significant differences between the NYSE rules applicable to U.S.-listed companies and our governance practices as a foreign private issuer
- Our Corporate Responsibility Report and Public Accountability Statement.

At RBC, we believe our duty is to operate our business with ethics and integrity at all times so that we can continue to ensure the present and future well-being of our stakeholders: clients, employees, investors, suppliers, governments, communities and non-governmental organizations.

responsibility

Corporate responsibility priorities

Economic impact

- Provide strong returns to shareholders
- Pay fair share of taxes
- Support small business and community economic development
- Foster innovation and entrepreneurship
- Purchase goods and services responsibly
- Create employment

Marketplace

- Develop and provide products responsibly
- Protect and educate consumers
- Provide access to basic banking services

Workplace

- Foster a culture of employee engagement
- Provide competitive compensation and total rewards
- Enable growth through training and development opportunities
- Respect diversity and promote inclusion

Environment

- Reduce intensity of our operational footprint
- Lend responsibly
- Leverage green business opportunities

Community

- Provide donations with a lasting social impact
- Sponsor key community initiatives
- Enable employees to contribute

Vision

RBC is committed to doing better for our clients, our investors, our employees and our communities through a focused approach to corporate responsibility, the RBC Blueprint for Doing Better™. Our goals are to demonstrate integrity in our business practices and provide leadership in the workplace and the marketplace. Two of our key focus areas are diversity and the environment, which weave through all of our businesses. We are committed to being a strong supporter of the communities in which we do business and to transparency in sustainability reporting practices.

Structure

At RBC, our whole company, every employee, is responsible for behaving responsibly, as outlined in our Code of Conduct, which reads:

"It is our duty as a corporate citizen to add value to society while earning a profit for our shareholders. RBC companies take responsibility for the effects of their actions, both social and economic."

In 2008, in order to respond to increased expectations for integrated programs and reporting, RBC created a new Corporate Citizenship group, encompassing Corporate Responsibility, Corporate Environmental Affairs and Donations.

Reporting

RBC has adopted a multi-pronged approach to reporting our corporate responsibility practices, sometimes called non-financial or sustainability reporting. We follow the guidelines suggested by the Global Reporting Initiative and undertake a range of reporting activities geared to various stakeholder groups, with our website being our primary reporting medium. Our annual Corporate Responsibility Report and Public Accountability Statement is provided online at rbc.com.

Recognition

In 2008, RBC was privileged to receive a number of global awards and honours for our corporate responsibility efforts and performance:

- For the ninth consecutive year, RBC was named to the Dow Jones Sustainability World Index, an annual review that recognizes the world's financial, social and environmental corporate leaders.
- RBC is included on the Jantzi Social Index and for the last seven consecutive years, has been included on the FTSE4Good Index.
- For the fourth consecutive year, RBC was named one of the world's top 100 sustainable companies, according to the Global 100 ranking unveiled at the World Economic Forum in Davos, Switzerland.
- RBC was included on the 2008 Best 50 Corporate Citizens in Canada ranking, according to *Corporate Knights* magazine.

For more information, visit rbc.com/responsibility/approach

business integrity

A truly sustainable company must have ethical business practices. At RBC, one of our key values is to operate with trust through integrity in everything we do. Our blueprint for ethical behaviour includes a strong foundation of principles, codes and formal policies designed to protect consumers, combat corruption, ensure business continuity, and facilitate reporting of breaches or concerns.

Policies

RBC has enterprise-wide compliance policies and processes to support the assessment and management of risks, including policies to address issues such as economic sanctions, lending to political parties, money laundering, terrorism financing, conflicts of interest and gifts and entertainment. Policies and controls are reviewed regularly to ensure continued effectiveness and alignment with relevant laws and regulations.

Anti-money laundering

RBC is strongly committed to preventing the use of our financial services for money laundering or terrorist financing purposes. Annually, every RBC employee worldwide, regardless of his or her role in the organization, takes an anti-money laundering/anti-terrorism financing course and exam. The course is tailored for each business, function and geography with material specific to the laws of 48 countries and jurisdictions in which we operate. Our Global Anti-Money Laundering Compliance Group develops and maintains policies, guidelines, training and risk assessment tools and models and other controls to help our employees protect RBC and our clients and to ensure we are managing ever-evolving money laundering and terrorism financing risks. Our controls in this area incorporate Know Your Client rules established by various regulators to ensure we properly identify our clients and protect against the illegal use of our products and services.

Code of Conduct

All RBC employees worldwide are governed by our Code of Conduct, which was first established more than 20 years ago. The code is reviewed regularly and was updated in 2008 to clarify provisions regarding use of company-provided Internet access, sharing of information with third parties and contacts for reporting irregularities. All employees are required to take a web-based learning program and test or follow an alternative process approved by our Human Resources Group, so that they know and understand the code's principles and compliance elements. Employees must review the code and acknowledge adherence to it when they join RBC and at least once every two years thereafter. The company's most senior officers and select others must complete the program annually.

Crisis management

RBC uses a best-in-class Business Continuity Management program to ensure that our businesses are adequately prepared to deal with any disruption of service to clients. Risk assessments of all areas are conducted annually and further supported with contingency plans and periodic testing.

The RBC Enterprise Crisis Management team, consisting of senior executives from across the organization, is responsible for ensuring continued service to our clients. It is supported by a global network of regional, business-line and local incident management teams. These teams are on call around the clock to address any situation that may pose material risk to staff, corporate reputation or our ability to deliver service to clients. Regular crisis simulations are conducted to test the readiness for, and timeliness of responses to emergency situations.

The RBC Business Emergency Information Line is our link to employees, providing current updates in the event of a crisis or external situation affecting their ability to access RBC offices or serve our clients.

Reporting suspected irregularities

RBC employees around the world have the duty to report suspected breaches of our Code of Conduct, other irregularities and dishonesty. We have long-established processes that enable employees to do so, and our Code of Conduct protects employees from retaliation for any report made in good faith.

Specific to financial reporting practices, the RBC Reporting Hotline was established so employees and third parties around the world can report suspected irregularities or wrongdoing relating to accounting, auditing or internal accounting controls directly to the RBC Ombudsman, anonymously, confidentially and without fear of retaliation.

For more information, visit rbc.com/responsibility/governance impact

- Provide strong returns to shareholders
- Pay fair share of taxes
- Support small business and community economic development
- Foster innovation and entrepreneurship
- Purchase goods and services responsibly
- Create employment

- Delivered top-quartile share performance of 8% and 12% over three- and five-year periods, respectively, while increasing dividends paid over the three-year period at an average annual compound rate of 19%
- Incurred taxes of $2.08 billion worldwide
- Served more than half a million small business clients in Canada, the U.S. and the Caribbean
- Purchased goods and services totalling $4.7 billion from international, national, regional and local suppliers of all sizes

Companies both large and small can help shape the economies of the communities and countries in which they do business, simply through their day-to-day business decisions and actions.

Economic development

RBC invests in sustainable economic development, and we are committed to contributing to the success of people and businesses in the communities in which we operate. We support:

- Economic growth in communities in which we do business
- Initiatives that help build well-being, wealth and capacity in Aboriginal communities
- Initiatives that help newcomers succeed in their adopted country
- Resources to promote economic self-sufficiency
- Financial literacy programs
- Programs that address basic needs, such as food banks.

Promoting self-sufficiency and growth

We help stimulate economic growth by investing in programs that enable economic development with a social purpose. For instance, in Canada, we support:

- The Neil Squire Society's Employ Ability Program which assists physically disabled adults in Canada seeking employable skills, education and confidence
- The Winnipeg Salvation Army's Work Readiness Program which helps income assistance recipients find a job and become self-sufficient
- Miziwe Biik, which is committed to improving the socio-economic status of the Greater Toronto Area Aboriginal population through access to training, employment opportunities, business development services, and employment counselling
- Youth Employment Services, a leading Canadian youth organization that provides innovative programs empowering disadvantaged and vulnerable youth to become self-sufficient, contributing members of society.

In the U.S., RBC Bank provides millions of dollars in financing for community development projects, benefiting low- and moderate-income populations. Projects include low-income rental and ownership housing developments, as well as affordable housing for the elderly and people with disabilities.

Partnerships

RBC also promotes economic growth through industry partnerships. For example, we support the Greater Halifax Partnership which brings together over 150 private sector companies, three levels of government and skilled business professionals dedicated to engaging the community in the growth of Greater Halifax's economy.

Innovation

RBC takes a leadership role in supporting innovation and the commercialization of research. In May 2008, we joined Research in Motion Limited and Thomson Reuters to launch BlackBerry Partners Fund, a US$150 million venture capital fund, to invest in mobile applications and services for the BlackBerry platform and other mobile platforms.

Small business

Small business is an important engine driving economic growth. We are the market leader in Canada, serving almost one in four small business owners. We have over half a million small business clients in Canada, the U.S. and the Caribbean. Financing is essential for many small businesses to start, operate or grow, and RBC offers a host of credit solutions tailored to meet the needs of diverse businesses at various stages. We also strive to provide the best possible products, advice and expertise to help this sector prosper.

Purchasing

Our procurement policies are inclusive and aim to promote sustainable business practices and economic development where possible and appropriate. To maintain the highest standards, we review our purchasing policies annually.

We promote fair purchasing practices and strive to support, whenever possible, the communities in which we operate. We are a founding member of the Canadian Aboriginal and Minority Supplier Council (CAMSC). RBC has been a member of CAMSC's U.S. affiliate, the National Minority Supplier Development Council, since 2002.

For more information, visit rbc.com/responsibility/economic

- Foster a culture of employee engagement
- Provide competitive compensation and total rewards
- Enable growth through training and development opportunities
- Respect diversity and promote inclusion

- Provided employment to more than 80,000 people worldwide
- Paid $7.8 billion in compensation and benefits
- Invested $149 million in formal training and development initiatives to complement extensive on-the-job learning

The talented and highly motivated people who make up our workforce are key to our blueprint for building a sustainable and successful future. Consistently ranked as one of the top employers in Canada, RBC strives to strengthen our reputation as a quality employer in all countries in which we do business.

A culture of employee engagement

As our business and workforce grow and become more diverse, it's important that we continue fostering a strong sense of how we succeed together. We do this by making it easy for employees to understand the roles they play in fulfilling RBC's strategies, helping employees grow personally and professionally, and being committed to employee engagement.

We recognize that well-informed employees are more likely to align their actions with company goals. Employees have many opportunities to learn and ask questions about company goals, strategies and progress through meetings with senior management, regular formal communications and our extensive intranet.

We have a long history of listening and responding to our employees, and we regularly seek feedback and comments. We have been conducting employee opinion surveys since 1981. In 2008, we gathered employee input on our progress in key areas including career development, performance enablement, employee engagement and workplace culture. By understanding employees' views, RBC can take action to address their needs and the company's priorities. This results in high levels of employee engagement and a strong commitment to clients.

Diversity and inclusion

RBC is a leader in valuing diversity. Our strength comes from a combination of what we have in common, like shared values and purpose, and what makes us different, like experiences and perspectives. By bringing together those similarities and differences, we are able to break new ground and better serve our clients and communities.

We believe in creating an inclusive environment for our employees, where they can feel valued, respected and supported – a place where employees can develop their own unique abilities and realize their aspirations. We also lead by stimulating public discussion on diversity issues through sponsoring research studies and awards that draw attention to diversity issues.

Our annual Diversity Progress Report is available at rbc.com/careers/diversity.

Competitive compensation and total rewards

At the heart of an engaged workforce is a flexible, competitive and meaningful Total Rewards program. Our program is based on an understanding of what employees value. It recognizes that flexibility and choice are the best response to meeting our employees' diverse needs. Our comprehensive approach rewards people for their skills and contributions by offering employees competitive compensation, benefits and a positive work environment.

Employee savings and share ownership programs are also a part of our Total Rewards program. In Canada, over 70% of employees are shareholders through these programs, which help align employee, investor and company objectives.

Growth through training and development

Employees expect ongoing career and learning opportunities to be a part of their Total Rewards program and our commitment to continuous employee growth and development helps ensure we meet the current and future needs of both our people and our clients. Experience is often the best teacher, and experience-based learning in the form of work assignments, projects and one-on-one coaching is central to growth at RBC. Employees also have access to the training resources they need to learn and grow through our many online learning and classroom training opportunities.

For more information, visit rbc.com/responsibility/workplace

- Protect, educate and listen to consumers
- Provide access to basic banking services
- Develop and provide products responsibly

- Added more green banking options and socially responsible investment products
- Expanded line-up of banking products and services designed for newcomers to Canada
- Enhanced customer and employee awareness of privacy and information security

Corporate responsibility isn't so much about how a company spends its money, but how a company makes its money. At RBC, our blueprint for building sustainable, long-term relationships with our clients includes responsible practices in the marketplace, such as soliciting and acting on client feedback, providing responsibly developed financial products, maintaining vigilant consumer protection measures and ensuring access to financial services.

Product responsibility

Development of products and services

RBC follows a defined, rigorous process before launching any new product or significantly changing an existing one. We evaluate products for a range of risks and ensure they align with client needs, our Code of Conduct, laws and regulations, and voluntary consumer protection codes that we have signed. Approval levels within RBC correspond to the level of risk identified for a particular product or service.

Low-carbon banking for consumers

One of our priorities is to provide products and services that help our clients mitigate their environmental impact. This includes online banking, and electronic statements and bill payment. In 2008, we continued to offer options for our environmentally conscious clients including incentives to switch off paper statements, have a home energy audit, buy a lower-emission car, and switch to green power.

Socially responsible investing (SRI)

As investors continue to express an interest in SRI, RBC has reinforced its commitment to offering products that incorporate environmental, social and governance criteria in the investment process. In 2008, we expanded our SRI options through the acquisition of PH&N, which manages the PH&N Community Values Funds. Through Voyageur Asset Management Inc., we also acquired certain assets of Boston-based Access Capital Strategies, LLC (Access Capital). Access Capital invests in debt securities that support community development serving low- and moderate-income individuals and communities across the U.S.

Responsible lending

RBC provides credit and banking services to companies in many industries. Our policies cover environmental implications and other areas of concern. For instance, our Credit Risk Management Framework, released in October 2008, states certain types of clients and transactions must in all cases be avoided, including the direct financing of companies manufacturing equipment or materiel for nuclear, chemical or biological warfare landmines and cluster bombs. RBC is a signatory to the Equator Principles, a set of voluntary guidelines addressing environmental and social risks associated with project finance.

RBC has a number of anti-corruption controls which require us to apply appropriate scrutiny and monitoring measures to high-risk clients whose business activities are known to be susceptible to criminal activity or have been designated as high risk for money laundering or financing terrorism.

Consumer protection

Privacy and information security

RBC is dedicated to safeguarding the privacy and confidentiality of personal, business, financial and other information. In fact, it is one of our highest priorities and remains a cornerstone of our commitment to our clients, employees and other stakeholders. We have had a formal Privacy Code since 1991, overseen by our Chief Privacy Officer, and we use rigorous security safeguards and internal controls to ensure the privacy and security of information entrusted to us. In 2008, we continued to build upon our robust framework for managing privacy, information security, and records and content management by focusing on important areas such as client and employee awareness. This includes the development of a Phishing Resource Centre to help educate our clients on how to recognize fake websites and e-mail scams, as well as an internal focus on employee education and development. We also revised our public website to make it easier for consumers to obtain important information about privacy, information security, and fraud prevention.

Fraud prevention

RBC has stringent security policies and practices, supported by around-the-clock resources to prevent, detect and investigate potential fraud. Our guarantees for online banking and self-directed brokerage clients offer 100% reimbursement for funds lost through unauthorized transactions in their accounts. We continue to focus on operations by introducing simpler processes, with positive results as evident in the significant decrease in the turnaround time for fraud claims, resulting in quicker reimbursement to our clients. We continue to develop fraud-education initiatives including up-to-date tips and alerts, brochures and client presentations.

Treating customers fairly

At RBC, we put our clients first, and that means it is of central importance to us that we treat our clients fairly. We abide by a number of market conduct rules and regulations designed to protect financial services clients, such as the Canadian cost of borrowing and other disclosure requirements, U.S. fair lending requirements and U.K. Treating Customers Fairly regime. In addition, the Canadian banking industry has developed a number of voluntary codes to protect consumers, to which our Canadian businesses have committed. These are listed at rbc.com/voluntary-codes-public-commitments.

Know Your Client rules

Know Your Client rules are key to the protection of all our clients. Our employees are required to make all necessary efforts to understand a client's profile, and financial and personal objectives before making recommendations relevant to the client's needs. Our due diligence also covers compliance with applicable securities, consumer protection, anti-money laundering, anti-terrorism and economic sanctions legislation.

Client complaint process

Our formal process for handling client concerns is outlined on our website and in our Straight Talk brochures. If clients believe an issue is unresolved following receipt of a response from the RBC representative dealing with their concern, they may appeal to the Office of the Ombudsman, which examines decisions made by RBC companies and reviews their compliance with proper business procedures. The office ensures customers get a fair and impartial hearing and are treated with consideration and respect. We also respect the dignity and privacy of all parties involved in the proceedings. Certain disputes that remain unresolved after being reviewed by the Ombudsman may be directed to a number of agencies and regulators listed on our website and in our Straight Talk brochures.

Responding to feedback

Every year, RBC businesses track client satisfaction through a range of feedback mechanisms such as telephone, paper and online surveys in order to improve our products and services. For instance, in 2008, we asked 492,000 clients within our Canadian retail banking operation for their feedback, which helped provide direction for the following initiatives:

- More green banking options such as paperless statements
- Banking products and services tailored for newcomers to Canada
- New banking channels and functionalities
- Product features that reward customers for their loyalty
- New Family Financial Kit to help parents of young children organize their family's financial future
- Enhanced customer advice to meet all banking and financial needs
- More relevant marketing and communication materials.

Access to banking services

RBC is committed to providing banking access through customized products and services to a host of groups who were traditionally underserved. A full description of these can be found in our annual Corporate Responsibility Report and Public Accountability Statement at rcb.com/pas.

For more information, visit rbc.com/responsibility/marketplace

- Reduce the intensity of our environmental footprint
- Promote environmentally responsible business activities
- Offer environmental products and services

- Converted all office paper purchased in Canada and the United States to Forest Stewardship Council (FSC) certified sources and converted all office paper in the British Isles to either FSC, Program for the Endorsement of Forest Certification or 100% recycled content
- Launched our greenhouse gas (GHG) emissions trading desk with capabilities to transact on exchanges in Canada, the U.S. and the European Union

RBC is committed to environmental sustainability, as outlined in the RBC Environmental Blueprint™. We continue to develop and implement the necessary programs, procedures and guidelines to support this commitment. We believe that fulfilling our environmental goals will lead to short- and long-term benefits for clients, shareholders, employees and the communities in which we live and conduct business.

Policy
The RBC Environmental Policy was developed in 1991 and substantially revised in 2004 and 2007 to reflect the changing environmental priorities of our company and our stakeholders. The policy addresses environmental matters pertaining to operations, business activities, products and services, employees, compliance, reporting transparency and partnerships.

Progress on our priorities
Reduce the intensity of our environmental footprint
RBC is committed to reducing our energy use, GHG emissions, paper consumption and water use. We are also committed to reducing the negative environmental impacts associated with the waste we generate and our procurement activities. We know that improving our operational efficiency, reducing our consumption of energy and natural resources, and decreasing GHG emissions associated with our business activities can lead to positive environmental and economic results. Among other highlights in 2008, we:

- Developed a global Responsible Procurement Policy that will increase the acquisition of environmentally and socially preferable products and services and reduce the negative impacts associated with our supply chain
- Updated the electrical, mechanical and architectural standards for our Canadian branch network to eliminate excess capacity and to improve energy efficiency
- Opened 36 new green-powered branches in Canada. At the end of October 2008, we had 76 Canadian branches powered by certified "green" emission-free power.

Promote environmentally responsible business activities
At RBC, we work with our clients and the companies in which we invest in to identify and mitigate environmental risks and support environmentally responsible business models. Comprehensive environmental risk management policies and procedures facilitate the environmental review of transactions, and we regularly update these policies and procedures to address regulatory changes, emerging issues and international best practices. In our lending activities, policies require that certain transactions be reviewed by internal or third-party environmental specialists to ensure that we are appropriately identifying and addressing environmental risks.

Among other highlights in 2008, we:

- Analyzed the exposure of borrowers in our loan and investment portfolio to climate change risks and regulations
- Conducted research on water issues, including an analysis of water scarcity and the impacts on certain industrial sectors and geographical regions in the U.S. and Canada
- Updated RBC policies regarding environmental risk management for business and commercial markets.

Offer environmental products and services
RBC seeks to offer an expanding array of products and services that provide environmental benefits and empower clients to reduce their environmental footprint at little or no additional cost. Among other highlights in 2008:

- Since January 2006, over 3.2 million RBC accounts have been switched from paper statements to electronic statements. The resulting paper savings amount to approximately 112.5 million sheets or 511 metric tonnes of paper. Using the Environmental Defense Fund Paper Calculator, these paper savings are equivalent to approximately 13,500 trees.
- Launched the RBC Energy Saver Mortgage in Canada which offers a $300 rebate on a home energy audit. A home energy audit is a report generated by a licensed professional who is specially trained to examine electrical, mechanical and architectural aspects of residential homes. The audit provides recommendations to help improve a home's energy efficiency and lower energy costs.
- Commissioned a report to review sustainability indices and disclosure initiatives in North America and Europe in collaboration with several U.S. and Canadian banks and the UN Environment Programme Finance Initiative.

2008 Highlights (continued)

- Performed detailed environmental credit risk assessments on 650 transactions in Canada and the United States

- Convened a panel of experts to advise RBC on the RBC Blue Water Project™, and committed almost $11.8 million in grants to 39 organizations globally to support watershed protection and access to clean drinking water
- Named to the Carbon Disclosure Leadership Index 2008 under the Carbon Disclosure Project. Among financial institutions, RBC was ranked number one in Canada, and tied for second place globally
- Trained RBC Capital Markets and Risk Management staff on climate change and carbon markets

Key environmental issues

When developing the RBC Environmental Blueprint, we prioritized our key environmental issues by assessing our potential exposure to, and influence over, the issue, as well as its importance to our complete array of stakeholders. Our key environmental issues are climate change, biodiversity and water.

Climate change

Climate change presents environmental, social and financial challenges to the global economy, human health and our own businesses and operations. We believe that it is of vital importance that we all contribute to efforts to reduce greenhouse gas emissions and effectively adapt to the unavoidable impacts of climate change.

Biodiversity

Biological diversity, or biodiversity, refers to the variety of different species, the genetic variability of each species and the variety of different ecosystems that they form. Environmental degradation resulting from human activity and the forces of climate change is disrupting the natural biodiversity of habitats and ecosystems. RBC also recognizes that the identity, cultural beliefs and economies of some indigenous peoples are intrinsically tied to their region's history, biodiversity and natural landscapes. Critical natural systems and the abundant biodiversity they support must be preserved in order to maintain healthy communities, cultural values and shareholder value.

Water

Water is the most important natural resource on earth, and without it, all life would cease. Access to clean fresh water, the preservation and management of watersheds and water conservation are becoming increasingly urgent environmental concerns, both globally and in many of the regions in which we operate. Climate change, pollution and inefficient water usage are factors contributing to a growing water crisis.

Sustaining the RBC Environmental Blueprint

Keeping the RBC Environmental Blueprint on course requires an open and proactive dialogue with our stakeholders and peers, independent and co-operative research to identify and better understand emerging environmental issues and transparent and relevant reporting of our initiatives and progress. We also recognize the importance of philanthropy to help communities meet their environmental objectives. We refer to these activities as "Sustaining the RBC Environmental Blueprint." Among other highlights in 2008, we:

- Proactively collaborated with non-governmental organizations including Rainforest Action Network, Forest Ethics, Nature Conservancy of Canada, the Canadian Boreal Initiative, Zerofootprint, Flick Off, and the Durrell Wildlife Preservation Trust
- Responded to inquiries from sustainability indices, socially responsible investment companies and analysts including the Ethical Funds Company, Jantzi Research, the Carbon Disclosure Project, Dow Jones Sustainability Index and Innovest Strategic Value Advisors
- Researched and authored a number of reports on water-related issues including opportunities to support safe drinking water in First Nations communities; water supply issues in the Caribbean; impact of water scarcity on industrial sectors and geographic regions in the U.S. and Canada; and the impact golf courses have on the environment.

For more information, visit rbc.com/environment

- Provide donations with a lasting social impact
- Sponsor key community initiatives
- Enable employees to contribute

- Contributed more than $99 million to community causes worldwide through donations of more than $51.5 million and an additional $47.5 million to the sponsorship of community events and national organizations
- Launched leadership and community action grants as part of the RBC Blue Water Project, a $50 million philanthropic commitment over 10 years to support programs to enhance access to clean drinking water, watershed management and water conservation

The RBC Community Blueprint™ contains a broad suite of programs and initiatives to help build stronger, more sustainable and prosperous communities around the world. Our employees and pensioners also make enormous contributions financially and as volunteers, sharing their financial and business knowledge, time and enthusiasm with thousands of community groups worldwide.

Donations

Donations are a cornerstone of our community programs, which have a tradition of philanthropy dating back to our roots. In fact, we have donations on record as far back as 1891. We are one of Canada's largest corporate donors. We contribute to communities across North America and around the world. We are committed to making a lasting social impact through inspired, responsible giving and by building strong partnerships with the charitable sector. Our priority areas for funding include:

- Supporting freshwater initiatives
- Helping keep children in school
- Supporting community healthcare through children's mental health programs
- Providing for emerging artist programs.

Community sponsorships

Sponsorships are an important component of a company's promotional and marketing activities, and RBC sponsors events and initiatives that are important to our clients and our communities. Through strategic partnerships at the Canadian and international level, as well as locally in regions where we do business, we intend to differentiate RBC as a leading company committed to enabling the success of our clients and our communities.

For example, we support the development of amateur athletes through sponsorship of grassroots events in local communities and national sport associations. We are the longest standing supporter of Canada's Olympic Team, dating back to 1947, and a Premier National Partner of the 2010 Olympic and Paralympic Winter Games in Vancouver. RBC is also co-sponsoring the Olympic Torch Relay, which will touch communities all across Canada.

We believe that investments in creative vision and artistic talent will result in healthy, vibrant communities. We support community events, art exhibitions and theatre performances. For example, RBC is the official bank and major sponsor of the Toronto International Film Festival. As part of our sponsorship, we will lend further assistance to the cultural growth of Canada through the RBC Emerging Artist Bursary Program. Celebrating its 10th anniversary this year, the RBC Canadian Painting Competition recognizes the talent of emerging professional visual artists in Canada.

Employee contributions

Volunteerism

Our Employee Volunteer Grants Program was launched in 1999 to support and encourage community involvement. Employees and pensioners who volunteer a minimum of 40 hours a year to a registered charity are eligible for a $500 grant to the organization in their honour. Since 1999, RBC has made over 14,500 grants and donated more than $7.2 million to celebrate our employees' volunteer efforts. In 2008, we expanded the program to RBC employees globally, celebrating the community work of dedicated RBC employee volunteers around the world.

Employee giving

Not only is RBC one of the largest private sector contributors to the United Way in Canada, we also have one of the largest private sector employee giving campaigns in Canada. In North America, our employees donated more than $12.6 million in 2008, facilitated through payroll deduction, in addition to direct giving and employee-driven fundraising events.

For more information, visit rbc.com/community

2008 Worldwide RBC donations by geography
(C$ millions)


Canada $44.1
International $ 7.4
Total $51.5

2008 RBC donations in Canada by cause


Social services 17.3%
Arts and culture 8.9%
Civic 9.4%
Health 29.3%
Education 30%
Environment 5.1%

Imagine Caring Company Une entreprise généreuse

Management's Discussion and Analysis

Management's Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended October 31, 2008, compared with corresponding periods. This MD&A should be read in conjunction with our Consolidated Financial Statements and related notes and is dated December 4, 2008. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Additional information about us, including our 2008 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators' website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's (SEC) website at sec.gov.

See our Glossary for definitions of terms used throughout this document.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *United States Private Securities Litigation Reform Act of 1995* and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this document is presented for the purpose of assisting our securityholders and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "believe," "expect," "forecast," "anticipate," "intend," "estimate," "goal," "plan" and "project" and similar expressions of future or conditional verbs such as "will," "may," "should," "could," or "would."

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our 2008 Management's Discussion and Analysis; the impact of the market environment, including the impact of the continuing volatility in the financial markets and lack of liquidity in credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions in Canada, the United States and other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management, Overview of other risks and Additional factors that may affect future results sections.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada's largest bank as measured by assets and market capitalization and one of North America's leading diversified financial services companies (and among the largest banks in the world as measured by market capitalization). We provide personal and commercial banking, wealth and asset management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ more than 80,000 full- and part-time employees who serve more than 17 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 48 other countries.

Effective May 1, 2008, we created our Insurance business segment, formerly a business under Canadian Banking. Concurrent with the realignment, we renamed our U.S. & International Banking segment International Banking. Our five business segments are outlined below.

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses.

Wealth Management businesses serve affluent and high net worth clients around the world, and provide asset management and estate and trust services directly to clients and through our internal partners and third-party distributors.

Insurance offers a wide range of life, health, travel, home and auto insurance products and creditor insurance services to individual and business clients in Canada and the U.S. We also offer reinsurance for clients around the world.

International Banking comprises our banking businesses in the U.S. and Caribbean, and global custody and investor services, which we provide through our 50% ownership in RBC Dexia Investor Services (RBC Dexia IS).

Capital Markets comprises our global wholesale banking business, which provides a wide range of corporate and investment banking, sales and trading, and research and related products and services to corporate, public sector, institutional and retail clients in North America and specialized products and services in select global markets.

Our business segments are supported by our Corporate Support team, which consists of Global Technology and Operations (GTO) and Global Functions. GTO provides the operational and technological foundation required to effectively deliver products and services to our clients. It also leads innovative process and technology improvements designed to ensure we remain ahead of our competition, while maintaining the safety and soundness of our operations. Our Global Functions team of professionals provides sound governance and advice in the areas of risk, compliance, law, finance, tax and communications. This team also manages our capital and liquidity and funding positions with the goal of meeting regulatory requirements, while maintaining effective funding management and allocation of capital. In addition, the Global Functions team co-ordinates relationships with external stakeholders, including investors, credit rating agencies and regulators, and supports strategic business decisions.

Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets
• Personal Financial Services • Business Financial Services • Cards and Payment Solutions	• Canadian Wealth Management • U.S. & International Wealth Management • Global Asset Management	• Reinsurance & Other • Canadian Life and Health • Property & Casualty • U.S. Life	• Banking • RBC Dexia IS	• Global Markets • Global Investment Banking and Equity Markets • Other

Corporate Support

- Global Technology and Operations
- Global Functions

Vision and strategic goals

Our business strategies and actions are guided by our vision of "Always earning the right to be our clients' first choice." We believe that our client-focused approach is critical to achieving our strategic as well as our financial performance goals. Our Client First philosophy is exhibited in all of our activities, including how we deal with our clients, how we develop our products and services, and how we collaborate across businesses and functions. We maintain our focus on enhancing client satisfaction and loyalty by continually striving to understand and meet the evolving needs and expectations of our clients.

Our strategic goals are to remain focused on growing our Canadian franchise while continuing to expand internationally by leveraging our resources and expertise to build our portfolio of international businesses. Although we face ongoing challenging economic and market conditions in Canada, the U.S. and internationally in the near term, we expect to achieve these goals by maintaining our focus on meeting the needs of clients through ongoing innovation and by effectively collaborating across our many businesses and functions.

- In Canada, our goal is to be the undisputed leader in financial services. We continue to look to the Canadian market to provide us with opportunities for growth in both the retail and wholesale sectors. We are strengthening our brand by delivering a superior client experience, providing insightful advice and relevant solutions, and offering a comprehensive suite of quality financial products and services to help our clients achieve financial success. In banking, we continue to leverage our extensive distribution capabilities to grow market share across products and markets, while expanding and enhancing our distribution network to meet the needs of our clients. We are also developing innovative solutions, simplifying processes and enhancing systems for our clients to make it easier for them to do business with us. In Wealth Management, we intend to continue to extend our lead in wealth and asset management markets and to attract and retain experienced advisors. In Insurance, we intend to continue to pursue growth opportunities by leveraging our existing client relationships, distribution network and the strength of our brand. In Capital Markets, we continue to focus on maintaining our leadership position across most businesses and remain our wholesale clients' first choice for all financial products and services.
- In the U.S., our goal is to be a leading provider of banking, wealth management and capital markets services by building on and leveraging our considerable capabilities. The U.S., with its geographic proximity, cultural similarities and close trade relationships with Canada, will continue to be a focus of future growth as we build on our market positions in selected businesses. In banking, we continue to focus on meeting the broad needs of personal and business clients by offering a wide range of financial products and services that leverage our resources and expertise. We are focused on strengthening our position in key markets in the southeastern U.S. by integrating our recent acquisitions and growing market share by expanding our product offerings and client base. In Wealth Management, we continue to expand our business through organic growth and strategic acquisitions, while attracting and retaining experienced advisors and providing them with customized support for investment, advisory and wealth management practices by utilizing our global resources. We also intend to leverage our investment management capabilities in the institutional market, and in the individual market through sub-advisory and alliance opportunities. In Capital Markets, we intend to maintain our position as a top-tier leader in the U.S. mid-market and will remain committed to our businesses, such as fixed income, foreign exchange, infrastructure finance and structured products, while building our origination capabilities through strong, skilled teams.
- Outside North America, our goal is to be a premier provider of selected banking, wealth management and capital markets services where our strong foundation, key expertise and broad distribution network provide us with competitive advantages. In banking, we intend to continue to build on our position in the English Caribbean by leveraging our history in the region, focusing on the integration of our RBTT Financial Group (RBTT) acquisition and pursuing select growth opportunities in the Spanish Caribbean and Central and South America. In Wealth Management, we remain focused on expanding our high net worth client-focused business through organic growth and strategic acquisitions. In Insurance, we will focus on building our reinsurance business and leveraging our RBTT acquisition to grow our bank insurance activities in the Caribbean. In custody and investor services, our joint venture, RBC Dexia IS, is focused on attracting new clients and deepening existing relationships by leveraging its global scale and integrated suite of products. In Capital Markets, we will continue to build our global investment banking capabilities in energy and mining, while expanding our presence in London, England, and Sydney, Australia. We will also focus on extending our distribution capabilities in Asia and leveraging our global distribution network to increase product and service penetration and deepen relationships with our investing clients.

Guided by our Client First philosophy and strategic goals, our business segments continue to tailor their strategies to help clients create new possibilities and achieve financial success, while strengthening client relationships within their unique operating and competitive environments. We believe that the successful execution of our business strategies will enhance the quality and diversity of our earnings. These efforts should result in continued solid performance in our Canadian businesses as well as improved results in our U.S. and other international businesses.

Selected financial and other highlights

(C$ millions, except per share, number of and percentage amounts)	2008	2007	2006	Increase (decrease)	
Total revenue	$ 21,582	$ 22,462	$ 20,637	$ (880)	(3.9)%
Provision for credit losses (PCL)	1,595	791	429	804	101.6%
Insurance policyholder benefits, claims and acquisition expense	1,631	2,173	2,509	(542)	(24.9)%
Non-interest expense	12,351	12,473	11,495	(122)	(1.0)%
Net income before income taxes and non-controlling interest in subsidiaries	6,005	7,025	6,204	(1,020)	(14.5)%
Net income from continuing operations	4,555	5,492	4,757	(937)	(17.1)%
Net loss from discontinued operations	–	–	(29)	–	n.m.
Net income	$ 4,555	$ 5,492	$ 4,728	$ (937)	(17.1)%
Segments – net income (loss)					
Canadian Banking	$ 2,662	$ 2,545	$ 2,124	$ 117	4.6%
Wealth Management	665	762	604	(97)	(12.7)%
Insurance	389	442	302	(53)	(12.0)%
International Banking	(153)	242	261	(395)	(163.2)%
Capital Markets	1,170	1,292	1,355	(122)	(9.4)%
Corporate Support	(178)	209	111	(387)	n.m.
Net income	$ 4,555	$ 5,492	$ 4,757	$ (937)	(17.1)%
Selected information					
Earnings per share (EPS) – basic	$ 3.41	$ 4.24	$ 3.65	$ (.83)	(19.6)%
Earnings per share (EPS) – diluted	$ 3.38	$ 4.19	$ 3.59	$ (.81)	(19.3)%
Return on common equity (ROE) (1)	18.0%	24.6%	23.5%	n.m.	(660)bps
Return on risk capital (RORC) (2)	29.6%	37.4%	36.7%	n.m.	(780)bps
Net interest margin (NIM) (3)	1.44%	1.33%	1.35%	n.m.	n.m.
Specific PCL to average net loans and acceptances	.53%	.33%	.23%	n.m.	20 bps
Gross impaired loans (GIL) as a % of loans and acceptances	.96%	.45%	.38%	n.m.	51 bps
Capital ratios and multiples (4)					
Tier 1 capital ratio	9.0%	9.4%	9.6%	n.m.	(40)bps
Total capital ratio	11.1%	11.5%	11.9%	n.m.	(40)bps
Assets-to-capital multiple	20.1X	19.9X	19.7X	.2X	n.m.
Selected balance sheet and other information					
Total assets	$ 723,859	$ 600,346	$ 536,780	$ 123,513	20.6%
Securities	171,134	178,255	184,869	(7,121)	(4.0)%
Retail loans (5)	195,455	169,462	151,050	25,993	15.3%
Wholesale loans (5)	96,300	69,967	58,889	26,333	37.6%
Deposits	438,575	365,205	343,523	73,370	20.1%
Average common equity (1)	24,750	22,000	19,900	2,750	12.5%
Average risk capital (2)	15,050	14,450	12,750	600	4.2%
Risk-adjusted assets (4)	278,579	247,635	223,709	30,944	12.5%
Assets under management (AUM)	226,900	161,500	143,100	65,400	40.5%
Assets under administration (AUA) – RBC (6)	623,300	615,100	582,300	8,200	1.3%
– RBC Dexia IS (7)	2,585,000	2,713,100	2,421,100	(128,100)	(4.7)%
Common share information					
Shares outstanding (000s) – average basic	1,305,706	1,273,185	1,279,956	32,521	2.6%
– average diluted	1,319,744	1,289,314	1,299,785	30,430	2.4%
– end of period	1,341,260	1,276,260	1,280,890	65,000	5.1%
Dividends declared per share	$ 2.00	$ 1.82	$ 1.44	$ .18	9.9%
Dividend yield	4.2%	3.3%	3.1%	n.m.	90 bps
Common share price (RY on TSX) – close, end of period	$ 46.84	$ 56.04	$ 49.80	$ (9.20)	(16.4)%
Market capitalization (TSX)	62,825	71,522	63,788	(8,697)	(12.2)%
Business information (number of)					
Employees (full-time equivalent) (8)	73,323	64,815	60,539	8,508	13.1%
Bank branches	1,741	1,541	1,443	200	13.0%
Automated teller machines (ATM)	4,964	4,419	4,232	545	12.3%
Period average US$ equivalent of C$1.00 (9)	$ .969	$ .915	$ .883	$ .054	5.9%
Period-end US$ equivalent of C$1.00	.830	1.059	.890	(.23)	(21.6)%

(1) Average common equity and ROE are calculated using month-end balances for the period.
(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section.
(3) NIM is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4) 2008 capital ratios and risk-adjusted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework. Comparative capital ratios and risk-adjusted assets are calculated using guidelines issued by OSFI under the Basel I framework. Basel I and Basel II are not directly comparable. For further discussion about Basel II, refer to the Capital management section.
(5) Retail and wholesale loans above do not include allowance for loan losses.
(6) AUA – RBC has been revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.
(7) AUA – RBC Dexia IS represents the total AUA of the joint venture as at September 30, of which we have a 50% ownership interest.
(8) Effective 2008, we have excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. All comparative amounts reflect the change to the FTE calculation.
(9) Average amounts are calculated using month-end spot rates for the period.
n.m. not meaningful

We reported net income of $4,555 million for the year ended October 31, 2008, down $937 million, or 17%, from a year ago. Diluted earnings per share (EPS) were $3.38, down 19% compared to a year ago. Return on common equity (ROE) was 18.0%, compared to 24.6% a year ago. The Tier 1 capital ratio of 9.0% was down 40 basis points (bps) from 9.4% a year ago, while our Total capital ratio of 11.1% was down 40 bps from 11.5% a year ago.

Executing our initiatives

Despite challenging market conditions during the year, we continued to diversify our products and services, markets and geographical presence through organic growth and strategic acquisitions, making it easier for our clients to do business with us and positioning ourselves for future earnings growth.

In Canada, we continued to strengthen our leadership position in most major product categories by enhancing the quality and breadth of our products and services, balancing organic growth with strategic acquisitions, and expanding and upgrading our distribution network to better serve our clients.

- We completed our acquisition of Phillips, Hager & North Investment Management Ltd. (PH&N) in our Wealth Management business. With our existing asset management business, this created the largest fund company, as measured by assets under management, and one of the largest private sector asset managers in Canada, as measured by assets under management, with a significant presence in the institutional market for defined benefit and defined contribution pension plans, endowments and foundations. For 2008, our results include six months of PH&N results.
- We launched various new products, such as the U.S. dollar high-interest savings account, Visa Infinite Avion card and the Business Investment account, to help clients meet their expanding financial needs.
- We added 28 bank branches and 14 insurance branches, installed 240 ATMs and renovated 147 existing branches to make it easier for our clients to do business with us.

In the U.S., we continued to build our presence in banking, wealth management and capital markets through organic growth and a number of key acquisitions, while increasing the linkages between these businesses. We also moved to better establish our brand position in the country, as RBC Centura Bank and our retail brokerage, RBC Dain Rauscher, became known as RBC Bank and RBC Wealth Management, respectively.

- We completed our acquisition of Alabama National BanCorporation (ANB), expanding our bank branch network to 439 full-service banking centres and strengthening our position in several markets in the southeastern U.S., including Alabama, Florida, and Georgia. For 2008, our results include eight months of ANB results.
- We strengthened our wealth management capabilities in the eastern, midwestern and mid-Atlantic regions of the U.S. with the acquisition of Ferris, Baker Watts, Incorporated (FBW) in our wealth management business. This has added more than 300 experienced financial consultants, 42 branch offices and approximately US$19 billion in assets under administration to our network of more than 2,000 financial consultants operating in 204 retail branches across 42 states. For 2008, our results include four months of FBW results.
- We completed our acquisition of Richardson Barr & Co. (Richardson Barr), a leading Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector, in our capital markets business. For 2008, our results include three months of Richardson Barr results.

Outside North America, we continued to pursue growth opportunities in select markets, expanding our distribution network and making it easier for our clients to do business with us.

- We completed our acquisition of RBTT, creating one of the most extensive banking networks in the Caribbean, with a presence in 17 countries across the region. For 2008, our results include RBTT results from June 16 to September 30, as RBTT reports on a one-month lag.
- We opened a new representative wealth management office in Latin America to better serve our global client base. We also opened a representative office in India to provide wealth management services to high net worth individuals, correspondent banking and trade finance services to financial institutions in India and capital markets products and services to governments and corporations.
- We extended our platform of integrated global financial services, giving Canada-based small and commercial businesses and their foreign subsidiaries access to a full range of global treasury management solutions for day-to-day banking in Europe and Asia-Pacific region.

2008 Economic and market review (1)

The Canadian economy grew at an estimated rate of .6% to date in 2008, which was down from the 2.2% projected in November 2007. Although the pace of growth slowed through the year, the Canadian economy was generally supported by solid domestic demand, largely reflecting favourable terms of trade and relatively solid consumer fundamentals, including low unemployment. The economy contracted modestly in the final calendar quarter mainly due to deterioration in net exports given weaker U.S. and global growth, tightening credit conditions and the decline in commodity prices. The sharp drop in commodity prices late in the fiscal year contributed to the dramatic decline in the Canadian dollar relative to the U.S. dollar. Throughout the year, the Bank of Canada reduced the overnight rate by a total of 200 bps to 2.25%, taking into consideration the global economic slowdown, weaker market conditions and declining commodity prices.

The U.S. economy grew at an estimated rate of 1.3%, which was down from the 2.2% projected at the start of the year. While economic growth improved slightly in the early part of the year, largely as a result of the *Economic Stimulus Act* of 2008, the U.S. economy deteriorated in the second half of the year, largely due to tightening credit conditions, the persistent decline in the housing market, weak consumer and business spending and the rise in the unemployment rate. Credit quality also weakened, particularly in residential and commercial real estate-related loans. In an effort to lessen the extent of economic decline, restore stability and alleviate liquidity concerns, the Federal Reserve lowered the federal funds rate on a number of occasions throughout the year by 325 bps to 1%.

Global economies moderated in the early part of the year and deteriorated thereafter, particularly in the U.K. and the Eurozone. Emerging economies, led by China, recorded solid growth in the early part of the year, but weakened in the latter part of the year due to the deterioration in global financial markets.

The deterioration in the U.S. mortgage-backed securities markets that began in mid-2007 continued into 2008 and had significant unfavourable effects on broader credit markets. Generally, there has been widening of credit spreads, increased volatility in global equities and a general lack of liquidity across a wide range of products. In addition, challenging capital market conditions intensified in the last quarter of the year with the collapse of some global financial institutions, declining corporate profits and general fear of a global recession.

Over the course of October, governments around the globe stepped in to stabilize the markets and restore public confidence in financial institutions by injecting billions of dollars into the financial system globally. They announced measures that included coordinated interest rate reductions, funding programs, capital injections into financial institutions, guarantees and nationalization of financial institutions. In line with global governments, the Bank of Canada cut interest rates, injected liquidity into the Canadian market, introduced insurance on wholesale funding and extended its Canada Mortgage and Housing Corporation securitization program.

(1) Data as at December 4, 2008.

2008 Performance vs. objectives — Table 2

	2008 Objectives	2008 Performance
Diluted earnings per share (EPS) growth	7%–10%	(19)%
Defined operating leverage (1)	>3%	1.0%
Return on common equity (ROE)	20%+	18.0%
Tier 1 capital ratio (2)	8%+	9.0%
Dividend payout ratio	40%–50%	59%

(1) Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, refer to the Key performance and non-GAAP measures section.
(2) Calculated using guidelines issued by OSFI under the new Basel II framework.

2008 Annual objectives

We established our 2008 objectives in November 2007 based on our economic and business outlooks for 2008 at that time. In 2008, market and economic conditions were significantly impacted, as credit markets deteriorated and financial markets experienced widespread illiquidity and elevated levels of volatility especially in the latter part of the year. While we acknowledged that early 2008 would be challenging, with continued market and accounting volatility and slower economic growth, we did not anticipate these conditions to persist for the duration of the year nor the impact to be as significant.

We acknowledged during the year that progress towards certain objectives had been affected largely by writedowns, higher provision for credit losses in our U.S. banking business and spread compression. As a result, except for our Tier 1 capital ratio, we did not meet our other annual objectives. Our capital position remained strong throughout 2008, with our Tier 1 capital ratio above our objective.

Our medium-term objective was to achieve top quartile total shareholder return (TSR) compared to our North American peers. (1) TSR is a concept used to compare the performance of our shares over a period of time, reflecting share price appreciation and dividends paid to shareholders. The absolute size of the TSR will vary depending on market conditions, but the relative position reflects the market's perception of a company's overall performance relative to its peers over a period of time.

Our three-year and five-year average annual TSR of 8% (2) and 12% (2), respectively, ranked us in the first quartile within our peer group for both periods. The three-year and five-year average annual TSR for our peer group was (9)% and (2)%, respectively (2).

Our dividends paid over the three-year period have increased at an average annual compounded rate of 19%.

Our TSR objectives are measured relative to our North American peers and, as a result of the mergers and acquisitions that our peers were involved in during 2008, we are in the process of re-evaluating our peer group. We will disclose any revisions to our peer group once determined, and will continue to monitor and re-evaluate our peer group over the medium term based on events as they unfold.

(1) Our North American peers consist of seven large Canadian financial institutions (Manulife Financial Corporation, The Bank of Nova Scotia, The Toronto-Dominion Bank, Bank of Montreal, Sun Life Financial Inc., Canadian Imperial Bank of Commerce and National Bank of Canada) and 13 U.S. financial institutions (Bank of America Corporation, JP Morgan Chase & Co., Wells Fargo & Company, Wachovia Corporation, US Bancorp, Sun Trust Banks, Inc., The Bank of New York Mellon Corporation, BB&T Corporation, Fifth Third Bancorp, National City Corporation, The PNC Financial Services Group, KeyCorp and Northern Trust Corporation).
(2) The three-year average annual TSR is calculated based on share price appreciation plus reinvested dividend income for the period October 31, 2005 to October 31, 2008. The five-year average annual TSR is calculated based on the period October 31, 2003 to October 31, 2008 and is based on information as disclosed by Bloomberg.

Total shareholder return — Table 3

For the year ended October 31	2008	2007	2006	2005	2004	Five-year CAGR (1)
Common share price (RY on TSX) – close, end of period	$ 46.84	$ 56.04	$ 49.80	$ 41.67	$ 31.70	8.1%
Dividends paid per share	2.00	1.72	1.32	1.13	.98	19.2%
Increase (decrease) in share price	(16.4)%	12.5%	19.5%	31.4%	(.1)%	
Total shareholder return (2)	(12.8)%	16.2%	23.2%	35.4%	3.2%	

(1) Compound annual growth rate (CAGR).
(2) Total shareholder return assumes reinvestment of dividends and therefore does not equal the sum of dividends paid per share and share price increase (decrease) in the table.

Outlook and medium-term objectives

Economic and market outlook (1)

The Canadian economy likely slipped into a recession in the final quarter of 2008 and is expected to grow by only .3% in 2009 due to weaker domestic demand. Consumer spending is expected to slow, reflecting modest weakening in both the labour and housing markets. Inflation pressures are likely to dissipate as commodity prices stabilize at lower levels and economic growth remains slow. We forecast the Canadian dollar on average to be weaker relative to the U.S. dollar given lower commodity prices. We expect the Bank of Canada to decrease interest rates to 1.75% in late 2008 to mitigate some downward pressure on the economy and hold rates constant through most of 2009.

We project the U.S. economy will have negative growth of 1% in 2009. We anticipate that deteriorating economic conditions and financial market volatility will continue to dampen both consumer and business spending and will likely cause the U.S. recession to deepen as negative economic growth persists over the remainder of 2008 and in early 2009. We anticipate that the Federal Reserve will cut the federal funds rate to .5% in late December and hold it there through 2009.

Global economies, particularly those in the Eurozone, will likely weaken further in 2009, as overseas economies continue to contract due to weaker domestic demand, financial market volatility and reduced demand for exports from major trading partners. Emerging economies, led by China, are expected to grow at a very moderate pace in 2009 given uncertainty in global financial markets and recessionary conditions in some industrialized countries.

Financial markets continue to deal with the fallout of a crisis in credit markets and a deteriorating outlook for global economies. Volatile financial market conditions are likely to continue into 2009 as credit and liquidity concerns persist and global economies slow down. We anticipate that recent government and central bank measures such as interest rate cuts, financial market rescue packages and enhanced interbank lending guarantees will eventually work to improve market stability.

(1) Data as of December 4, 2008

Business outlook and priorities

A weak global economic outlook, continued financial market volatility and general uncertainty on the timing of a recovery is expected to create a challenging operating environment in the midterm.

In Canadian Banking, consumer lending is expected to slow in the coming year, largely driven by lower housing sales and prices and reduced consumer spending levels. Business spending is expected to moderate and is likely to cause slower growth in business lending. Our business lending clients remain healthy, with generally solid balance sheets and historically low levels of debt; however, business lending remains susceptible to the health of the overall economy.

Retail net interest margins will likely remain under pressure as the low interest rate environment persists and our portfolio continues to shift towards lower-spread secured home equity products. Competitive pricing will also remain a factor.

Credit quality during 2009 in Canada is expected to weaken moderately assuming a slower economic environment and a higher unemployment rate, and will likely impact consumer, business and corporate credit portfolios. We anticipate an increase in our provision for credit losses, primarily resulting from portfolio growth and modestly higher average delinquency rates. We will continue to remain focused on managing operating expenses in our domestic banking business.

In Wealth Management, we expect modest growth in fee-based client assets from currently depressed levels as financial markets stabilize in the medium term. We intend to continue to add experienced advisors across all our businesses and leverage the depth and breadth of our resources to serve our clients, which should support growth in fee-based client assets. Further, we anticipate modest growth in transaction revenue as a result of the expected financial market stability in the near term and steady growth in the medium term. We expect growth will be supported by stability in financial markets and an increased investor appetite for transparent wealth management products.

In Insurance, we expect investment returns to be impacted by market conditions in the near term and we believe our diversified product portfolio, coupled with the contribution of our infrastructure investments and retail branch expansion, should mitigate the impact to our results.

In International Banking, we expect that our U.S. banking operations will continue to be impacted by a weak U.S. economy and the decline in the U.S. housing market. U.S. consumer and business lending growth will also remain weak. We anticipate provision for credit losses to reflect higher impaired loans, primarily due to deterioration in residential builder finance, as well as in our commercial, retail and business banking portfolios. We will remain focused on systematically balancing growth and risk in our U.S. loan portfolio as we refine our U.S. banking operating model, improve efficiencies and reduce expenses. We continue to see opportunities for our Caribbean banking business in the current market environment as we continue with the ongoing integration of our RBTT acquisition.

We hold trading and certain other investment assets at fair value, with the value determined using market prices or valuation models that depend on assumptions regarding market conditions. As a result, the fair value of these assets and their impact on our financial results will depend on future market developments. Volatile financial market conditions, reflecting liquidity and pricing pressures, are expected to continue in the near term. Over time, we anticipate that recent government measures will improve stability in the financial markets.

In Capital Markets, we expect certain of our businesses will continue to be affected by the market uncertainty, including potential writedowns in certain fixed income businesses, although we expect there will be a slight improvement when global markets begin to stabilize. We will remain vigilant about managing our cost structure, efficiently using our balance sheet and focusing on risk management, while positioning our businesses to capitalize on market opportunities.

Medium-term objectives

We anticipate that the medium term will see more cyclical and structural changes for the financial services industry, including higher funding costs, higher capital levels, the impact of the de-leveraging of balance sheets and a move to above-average loan loss levels from recent historic lows. We have established medium-term (3 to 5 years) financial objectives in place of annual objectives. These objectives are aligned with our three strategic goals and we believe they better reflect the new realities of the business and economic environment as outlined in this section.

Medium-term objectives	Table 4
Diluted earnings per share (EPS) growth	7%+
Defined operating leverage (1)	>3%
Return on common equity (ROE)	18%+
Tier 1 capital ratio (2)	8.5%+
Dividend payout ratio	40%–50%

(1) Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, refer to the Key performance and non-GAAP measures section.

(2) Calculated using guidelines issued by OSFI under the new Basel II framework.

Our objectives for diluted EPS growth, defined operating leverage, ROE, and dividend payout ratio over the medium term are summarized in the table above and continue to reflect our commitment to strong earnings growth, cost containment and return on investment in our businesses, as well as sound and effective risk and capital management. Maintaining a strong capital position is integral to our medium-term strategy, and we intend to keep our Tier 1 capital ratio above our 8.5%+ objective.

We intend to measure our financial performance using medium-term objectives for the foreseeable future until market and accounting volatility and economic uncertainty subside. We will continue to assess our progress on a quarterly and annual basis as we measure ourselves against these medium-term objectives. We will continue to benchmark our TSR with our North American peers and maintain our focus on maximizing shareholder value. As mentioned above, we are in the process of re-evaluating our North American peer group and will disclose any revisions once determined.

By focusing on the execution of medium-term objectives in our decision-making, we believe we will be positioned to provide sustainable earnings growth and returns to our shareholders.

Application of critical accounting policies and estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Certain of these policies, as well as estimates made by management in applying such policies, are recognized as critical because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that significantly different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies and estimates relate to the fair value of financial instruments, other-than-temporary impairment of available-for-sale (AFS) and held-to-maturity (HTM) securities, allowance for credit losses, variable interest entities, goodwill and other intangible assets, securitization, pensions and other post-employment benefits and income taxes. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies and estimates.

Fair value of financial instruments

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instruments have been classified or designated as held-for-trading (HFT), available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. A financial instrument can be designated as held-for-trading (the fair value option (FVO)) on its initial recognition, provided it meets certain criteria, even if it was not acquired or incurred principally for the purpose of selling or repurchasing in the near term.

Financial assets and financial liabilities held-for-trading, including derivative instruments, are measured at fair value with changes in the fair values recognized in net income, except for derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation; the changes in the fair values of those derivatives are recognized in other comprehensive income (OCI). Available-for-sale financial assets are also measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in OCI except for investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market, which are measured at cost. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.

As at October 31, 2008, approximately $340 billion, or 47%, of our financial assets and $252 billion, or 36%, of our financial liabilities were carried at fair value ($276 billion, or 46%, of financial assets and $205 billion, or 36%, of financial liabilities as at October 31, 2007). Note 2 to our Consolidated Financial Statements provides disclosure of the fair value of our financial instruments as at October 31, 2008.

Fair value is defined as the amount at which a financial instrument could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm's-length transaction under no compulsion to act. The best evidence of fair value is quoted bid or ask price, as appropriate, in an active market. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. Where quoted prices are not available for a particular financial instrument, we use the quoted price of a financial instrument with similar characteristics and risk profile or internal or external valuation models using observable market-based inputs to estimate the fair value.

The determination of fair value for actively traded financial instruments that have quoted market prices or readily observable model input parameters requires minimal subjectivity. Management's judgment is required, however, when the observable market prices and parameters do not exist. In addition, management exercises judgment when establishing market valuation adjustments that would be required to determine the fair values. These include valuation adjustments for liquidity for financial instruments that are not quoted in an active market, when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity over a short period of time. They also include valuation adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market.

The majority of our financial instruments classified as held-for-trading, other than derivatives and financial assets classified as available-for-sale, comprise or relate to actively traded debt and equity securities, which are carried at fair value based on available quoted prices. As few derivatives and financial instruments designated as held-for-trading using the FVO are actively quoted, we rely primarily on internally developed pricing models and established industry standard pricing models, such as Black-Schöles, to determine their fair value. In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates and price and rate volatilities as applicable. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment. Where significant input parameters are not based on market observable data, we defer the initial trading profit until the amounts deferred become realized through the receipt and/or payment of cash or once the input parameters are observable in the market. We also record fair value adjustments to account for measurement uncertainty due to model risk and parameter uncertainty when valuing complex or less actively traded financial instruments. For further information on our derivative instruments, refer to Note 7 to our Consolidated Financial Statements.

To determine the fair value adjustments on RBC debt designated as held-for-trading, as discussed in the Financial overview section, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using the RBC effective funding rates at the beginning and end of the period, with the unrealized change in the present value recorded in net income.

The following table summarizes our significant financial assets and liabilities carried at fair value, by valuation methodology as at October 31, 2008 and October 31, 2007. We have applied the general concepts contained in the accounting standards related to financial instruments under Canadian GAAP to determine the classification of assets and liabilities carried at fair value among the valuation methodology groupings below.

Instruments grouped within "quoted prices" include those where prices are obtained from an exchange, dealer, broker, industry group, pricing service or regulatory agency, or net asset values provided by fund managers of mutual funds and hedge funds. Instruments priced based on models are grouped based on whether the models include significant observable or unobservable parameters. Where fair value is not evidenced by observable market parameters, and day one unrealized gains and losses are not permitted under GAAP, the instrument is grouped as being based on "pricing models with significant unobservable market parameters."

Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements* (FAS 157), includes measurement guidance and requires that all financial instruments measured at fair value be categorized in fair value hierarchy levels. We have not adopted these measurement and disclosure requirements as at October 31, 2008, for U.S. GAAP reconciliation disclosure purposes, and the information contained in the table below is not intended to correspond to those levels.

Assets and liabilities carried at fair value by valuation methodology

Table 5

	2008					2007				
		Based on					Based on			
(C$ millions, except percentage amounts)	Fair value	Quoted prices	Pricing models with significant observable market parameters	Pricing models with significant unobservable market parameters	Total	Fair value	Quoted prices	Pricing models with significant observable market parameters	Pricing models with significant unobservable market parameters	Total
Financial assets										
Required to be classified as held-for-trading other than derivatives	$ 104,414	72%	17%	11%	100%	$ 129,408	82%	18%	–	100%
Derivatives (1)	136,227	–	97%	3%	100%	65,568	–	100%	–	100%
Designated as held-for-trading (FVO)	52,185	31%	66%	3%	100%	52,580	36%	64%	–	100%
Classified as available-for-sale	47,039	59%	28%	13%	100%	28,811	70%	28%	2%	100%
	$ 339,865					$ 276,367				
Financial liabilities										
Required to be classified as held-for-trading other than derivatives	$ 27,507	96%	4%	–	100%	$ 46,328	89%	11%	–	100%
Derivatives (1)	128,705	–	99%	1%	100%	71,422	–	99%	1%	100%
Designated as held-for-trading (FVO)	95,359	–	100%	–	100%	87,433	–	100%	–	100%
	$ 251,571					$ 205,183				

(1) Market and credit valuation adjustments that are determined on an instrument-specific basis are included. For the remaining instruments, these adjustments are determined on a pooled basis and thus, have been excluded. Derivative assets exclude market and credit valuation adjustments of $(1,117) million (2007 – $nil) and margin requirements of $1,024 million (2007 – $1,017 million).

2008 vs. 2007

The market environment weakened significantly through 2008. As a result, there was a high degree of uncertainty and volatility which lead to reduced volume of trading activity in the financial markets. Many of the debt securities in our portfolio that were actively traded experienced limited trading volumes. As a result, market quotes were unavailable and indicative prices were not being provided by alternate sources such as brokers, dealers and pricing agencies. At year-end, we had to adopt alternate valuation methodologies to value many of our financial instruments.

As a result of the changes in our valuation methodologies, there were significant movements into the pricing models with significant unobservable market parameters category. The increase of 11% in financial assets classified as held-for-trading was primarily on account of certain short-term debt securities which did not have sufficient trading volumes in the market and indicative prices were also not available. The increase of 3% in derivative-related assets was due to higher fair values in our structured credit business and the migration of assets valued using pricing models with significant observable market parameters into this category. The increase of 3% in financial assets designated as held-for-trading was related to loans in our commercial mortgage business where there were limited observable market transactions on which to base our valuations. The increase of 11% in the available-for-sale category was related to the auction rate securities and securities in our Municipal GIC business that were reclassified from held-for-trading to the available-for-sale category and due to insufficient trading volumes in the market and no indicative prices being available.

The determination of fair value where quoted prices are not available and the identification of appropriate valuation adjustments require management judgment and are based on quantitative research and analysis. Group Risk Management is responsible for establishing our valuation methodologies and policies, which address the use and calculation of valuation adjustments. These methodologies are reviewed on an ongoing basis to ensure that they remain appropriate. Group Risk Management's oversight in the valuation process also includes ensuring all significant financial valuation models are strictly controlled and regularly recalibrated and vetted to provide an independent perspective. Refer to the Risk management section for further details on the sensitivity of financial instruments used in trading and non-trading activities.

Other-than-temporary impairment of available-for-sale and held-to-maturity securities

Available-for-sale and held-to-maturity securities with unrealized losses are assessed for impairment at each reporting date and more frequently when conditions warrant. When the fair value of any security has declined below its amortized cost, management is required to assess whether the decline is other-than-temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the amortized cost, the severity of the impairment, the financial and credit aspects of the issuer, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The decision to record a writedown, its amount and the period in which it is recorded could change based on management's judgment. If the decline in value based on management's judgment is considered to be other-than-temporary, the cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income (AOCI) are reclassified to net income during that period. For further details, refer to Notes 1 and 3 to our Consolidated Financial Statements.

Allowance for credit losses

The allowance for credit losses represents management's estimate of identified credit-related losses in the portfolio, as well as losses that have been incurred but are not yet identifiable at the balance sheet date. The allowance is established to cover the lending portfolio including loans, acceptances, letters of credit and guarantees, and unfunded commitments. The allowance for credit losses comprises the specific allowance and the general allowance. The specific allowance is determined through management's identification and determination of losses related to impaired loans. The general allowance is established on a quarterly basis through management's assessment of probable losses in the remaining portfolio.

The process for determining the allowances involves quantitative and qualitative assessments using current and historical credit information. Our lending portfolio is reviewed on an ongoing basis to assess whether any borrowers should be classified as impaired and whether an allowance or write-off is required. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical data given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other reasonable judgments can materially affect the allowance level and thereby our net income.

Specific allowance
Specific allowances are established to cover estimated losses on both retail and wholesale impaired loans. Loan impairment is recognized when, based on management's judgment, there is no longer reasonable assurance that all interest and principal payments will be made in accordance with the loan agreement.

For wholesale portfolios managed individually, which are continuously monitored, an account is classified as impaired based on our evaluation of the borrower's overall financial condition, its available resources and its propensity to pay amounts as they come due. A specific allowance is then established on individual accounts that are classified as impaired, using management's judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrower, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation.

For retail portfolios managed on a pooled basis, including residential mortgages and personal and small business loans, accounts are classified as impaired based on contractual delinquency status, generally 90 days past due. The estimation of specific allowance on these accounts is based on formulas that apply product-specific net write-off ratios to the related impaired amounts. The net write-off ratios are based on historical loss rates, adjusted to reflect management's judgment relating to recent credit quality trends, portfolio characteristics and composition, and economic and business conditions. Credit card balances are directly written off after payments are 180 days past due. Personal loans are generally written off at 150 days past due.

General allowance
The general allowance is established to cover estimated credit losses that are incurred in the lending portfolio but have not yet been specifically identified as impaired. This estimation is based on a number of assumptions including: (i) the level of unidentified problem loans given current economic and business conditions; (ii) the timing of the realization of impairment; (iii) the gross exposure of a credit facility at the time of default; and (iv) the ultimate severity of loss. In determining the appropriate level of general allowance, management first employs statistical models using historical loss rates and risk parameters to estimate a range of probable losses over an economic cycle. Management then considers changes in the credit granting process including underwriting, limit setting and the workout process in order to adjust historical experience to better reflect the current environment. In addition, current credit information including portfolio composition, credit quality trends, and economic and business information is assessed to determine the appropriate allowance level.

For heterogeneous loans (wholesale loans managed individually), the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and rating. These parameters are based on historical loss rates (default migration, loss severity and exposure at default), supplemented by industry studies, and are updated on a regular basis. This approach allows us to generate a range of potential losses over an economic cycle. One of the key judgmental factors that influence the loss estimate for this portfolio is the application of the internal risk rating framework, which relies on our quantitative and qualitative assessments of a borrower's financial condition in order to assign an internal credit risk rating similar to those used by external rating agencies. Any material change in the above parameters or assumptions would affect the range of probable credit losses and consequently could affect the general allowance level.

For homogeneous portfolios (retail loans), including residential mortgages and credit cards, as well as personal and small business loans that are managed on a pooled basis, the determination of the general allowance is based on the application of historical loss rates. Historical loss rates are applied to current outstanding loans to determine a range of probable losses over an economic cycle.

In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors.

Any fundamental change in methodology is subject to independent vetting and review.

Total allowance for credit losses
Based on the procedures discussed above, management believes that the total allowance for credit losses of $2,299 million is adequate to absorb estimated credit losses incurred in the lending portfolio as at October 31, 2008. This amount includes $84 million classified in other liabilities, which relates to letters of credit and guarantees and unfunded commitments.

Variable interest entities
Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, *Consolidation of Variable Interest Entities* (AcG-15), provides guidance on applying the principles of consolidation to certain entities defined as variable interest entities (VIEs). Where an entity is considered a VIE, the Primary Beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The Primary Beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE's expected losses (as defined in AcG-15) or is entitled to a majority of the VIE's expected residual returns (as defined in AcG-15), or both.

We use a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE and, if required, to analyze and calculate the expected losses and the expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the cash flows among the identified parties holding variable interests to determine who is the Primary Beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG-15 and applying them to our specific transactions.

AcG-15 applies to a variety of our businesses, including our involvement with multi-seller conduits we administer, credit investment products and structured finance transactions. For further details on our involvement with VIEs, refer to the Off-balance sheet arrangements section and Note 6 to our Consolidated Financial Statements.

Goodwill and other intangible assets
Under GAAP, goodwill is not amortized and is generally allocated to reporting units which are one level below our operating segments. Goodwill is tested for impairment on an annual basis or more frequently if an event occurs or circumstances change such that the fair value of a reporting unit may be reduced to less than its book value.

Testing goodwill begins with determining the fair value of each reporting unit and comparing it to its carrying amount, including goodwill. If the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill must be determined and compared to its carrying value. The fair value of the goodwill is imputed by determining the fair value of the assets and liabilities of the reporting unit. Goodwill is deemed to be impaired if its carrying value exceeds the fair value. That excess is the quantum of the impairment which must be charged to income in the period it is identified. Subsequent reversals of impairment are prohibited.

Management applies significant judgment in estimating the fair value of our reporting units which is accomplished primarily using an earnings-based approach which incorporates each reporting unit's internal forecasts of revenues and expenses. The use of this model and, more generally, our impairment assessment process require the use of estimates and assumptions, including discount rates, growth rates, and terminal growth rates. Changes in one or more of the estimates or assumptions could have an impact on the determination of the fair value of our reporting units and thus, the results of the impairment test. In addition to the earnings-based approach, where possible, we use a market-based approach to assess what the appropriate fair value of each reporting unit may be in the current market based on actual market events and comparable companies.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years. These are also tested for impairment when an event occurs or a condition arises that indicates that the estimated future net cash flows from the asset may be insufficient to recover its carrying amount. The identification of such events or conditions may be subject to management's judgment. Estimating the fair value of a finite-life intangible for purposes of determining whether it is impaired also requires management to make estimates and assumptions, changes in which could have an impact on the determination of the fair value of the intangible and thus, the results of the impairment test. We do not have any intangibles with indefinite lives.

For further details, refer to Notes 1 and 10 to our Consolidated Financial Statements.

Securitization

We periodically securitize Canadian residential mortgages, credit card receivables and commercial mortgage loans by selling them to special purpose entities (SPEs) or trusts that issue securities to investors. Some of the key accounting determinations in a securitization of our loans are whether the transfer of the loans meets the criteria required to be treated as a sale and, if so, the valuation of our retained interests in the securitized loans. Refer to Note 1 to our Consolidated Financial Statements for a detailed description of the accounting policy for loan securitization.

When we securitize loans and retain an interest in the securitized loans, it is a matter of judgment whether the loans have been legally isolated. We obtain legal opinions where required to give us comfort that legal isolation of the transferred loans has been achieved. We often retain interests in securitized loans such as interest-only strips, servicing rights or cash reserve accounts. Where quoted market prices are not available, the valuation of retained interests in sold assets is based on our best estimate of several key assumptions such as the payment rate of the transferred loans, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rate. The fair value of such retained interests calculated using these assumptions affects the gain or loss that is recognized from the sale of the loans. Refer to Note 5 to our Consolidated Financial Statements for the volume of securitization activities of our loans, the gain or loss recognized on sale and a sensitivity analysis of the key assumptions used in valuing our retained interests.

Another key accounting determination is whether the SPE that is used to securitize and sell our loans is required to be consolidated. As described in Note 6 to our Consolidated Financial Statements, we concluded that none of the SPEs used to securitize our financial assets should be consolidated.

Pensions and other post-employment benefits

We sponsor a number of defined benefit and defined contribution plans that provide pension and other benefits to eligible employees after retirement. These plans include registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

Due to the long-term nature of these plans, the calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. Discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management and are reviewed annually by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefit obligation and expense. The weighted average assumptions used and the sensitivity of key assumptions are presented in Note 20 to our Consolidated Financial Statements.

Income taxes

Management exercises judgment in estimating the provision for income taxes. We are subject to income tax laws in various jurisdictions where we operate. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each temporary difference based on the future tax rates that are expected to be in effect and management's assumptions regarding the expected timing of the reversal of such temporary differences.

Changes in accounting policies

Significant changes in accounting policies and disclosures during 2008

Canadian GAAP

Financial Instruments – Presentation and Disclosures

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the CICA: Handbook Section 1535, *Capital Disclosures* (Section 1535), Handbook Section 3862, *Financial Instruments – Disclosures* (Section 3862), and Handbook Section 3863, *Financial Instruments – Presentation* (Section 3863).

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 substantially replaced Handbook Section 3861, *Financial Instruments – Disclosure and Presentation* (Section 3861), revised and enhanced its disclosure requirements and continued its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Reclassification of financial Instruments

In October 2008, the CICA issued amendments to Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 3861, and Section 3862, permitting, under certain circumstances, financial assets to be reclassified from held-for-trading to available-for-sale or from available-for-sale to loans and receivables. Financial assets that were classified as held-for-trading using the fair value option cannot be reclassified. These amendments were effective for us on August 1, 2008 and are referred to as the "CICA reclassification amendments" throughout this document.

Future changes in accounting policies and disclosure

Canadian GAAP

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Handbook Section 3064, *Goodwill and Intangible Assets*, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. The new and amended standard is effective for us beginning November 1, 2008. The implementation of these standards is not expected to have a material impact on our consolidated financial position and results of operations.

Transition to International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprises companies will be replaced with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011. We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined.

U.S. GAAP

Framework on fair value measurement

The FASB issued the following pronouncements regarding fair value measurement: (i) FAS 157 on September 15, 2006; (ii) Staff Position FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, on February 14, 2008; (iii) Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157*, on February 12, 2008; and (iv) Staff Position FAS 157-3, *Determining the fair value of a financial asset when the market for that asset is not active*, on October 10, 2008. FAS 157 establishes a framework for measuring fair value under U.S. GAAP and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements. FAS 157 will be effective for us on November 1, 2008, except for certain non-financial assets and non-financial liabilities which will be effective on November 1, 2009. The transition adjustment will be recognized in the opening balance of retained earnings reported under U.S. GAAP as at November 1, 2008 and is not material to our consolidated financial position.

Fair value option for financial assets and liabilities

On February 15, 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 will be effective for us on November 1, 2008. The transition adjustment will be recognized in the opening balance of retained earnings reported under U.S. GAAP as at November 1, 2008 and is not material to our consolidated financial position.

Controls and procedures

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer, and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of October 31, 2008, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2008.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As of October 31, 2008, management assessed the effectiveness of our internal control over financial reporting and, based on that assessment, concluded that our internal control over financial reporting was effective and that there were no material weaknesses in our internal control over financial reporting. See Management's report on internal control over financial reporting and the Report of Independent Registered Chartered Accountants.

No changes were made in our internal control over financial reporting during the year ended October 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Financial performance

Overview

2008 vs. 2007

We reported net income of $4,555 million for the year ended October 31, 2008, down 17% from $5,492 million a year ago. Diluted EPS were $3.38, down 19% compared to a year ago. ROE was 18%, compared to 24.6% a year ago. Our results were primarily impacted by significantly higher writedowns of $2,091 million in Capital Markets compared to $393 million last year, additional market environment related writedowns of $397 million in Corporate Support and $297 million in International Banking. The impact of these writedowns was partially offset by gains of $533 million on the change in the fair value of deposit liabilities and subordinated debentures designated as held-for-trading, largely as a result of the widening of our credit spreads (fair value adjustments on RBC debt designated as held-for-trading), as well as a related $608 million reduction of income taxes and $499 million of compensation adjustments. For further details, refer to the Impact of the market environment section.

Higher provision for credit losses, primarily in our U.S. banking business, weaker equity origination activity and higher costs in support of business growth also contributed to the decrease. Our prior year results were also favourably impacted by a gain related to the Visa Inc. restructuring. These factors were partly offset by the reduction of the Enron Corp.-related litigation provision, solid volume growth in our banking-related and wealth management businesses partly reflecting our acquisitions, the impact of which was partially offset by spread compression in our banking-related businesses. Higher trading revenue in certain of our fixed income and foreign exchange businesses also partially offset the decrease in net income. Our Tier 1 capital ratio of 9.0% was down 40 bps from 9.4% a year ago.

There were several important developments during 2008 which we believe, individually and in aggregate, affect the analysis of our potential Enron-related litigation provision. As a result of our continuous evaluation of these developments as they occurred, our latest assessment of them has led us to reduce our litigation provision from $591 million (US$500 million), which we established in 2005, to $60 million (US$50 million) or $33 million after-tax (US$27 million). Refer to Note 25 to our Consolidated Financial Statements for more information.

The weak market environment continued throughout 2008, resulting in writedowns of $2,785 million ($1,418 million after-tax and related compensation adjustments). The writedowns included losses within certain HFT portfolios and losses on our AFS securities. Of this, $2,091 million ($920 million after-tax and related compensation adjustments) related to Capital Markets, $397 million ($297 million after-tax) related to Corporate Support, which includes treasury activities, and $297 million ($201 million after-tax) related to International Banking. The impact of the writedowns was partially offset by $533 million ($273 million after-tax and compensation adjustments) on the gain related to fair value adjustments on RBC debt designated as held-for-trading. Of this, $343 million ($144 million after-tax and compensation adjustments) related to Capital Markets and $190 million ($129 million after-tax) related to Corporate Support.

It is expected that most gains resulting from the widening of our credit spreads in the current period will reverse in future periods as the fair value of these liabilities increase through the combination of the passage of time to maturity, or our effective funding rates decline.

The writedowns within Capital Markets related primarily to U.S. subprime and collateralized debt obligations (CDOs) of asset-backed securities (ABS), residential mortgage-backed securities (RMBS) and other, losses on auction rate securities (ARS), the investment portfolio of our municipal GIC business, U.S. commercial mortgage-backed securities (CMBS) and on bank-owned life insurance (BOLI) contracts in our U.S. Insurance and Pension solutions business.

The writedowns and losses in Corporate Support and International Banking were primarily related to U.S. MBS and other securities in our HFT and AFS portfolios, which are held in support of treasury related activities and investment objectives. The writedowns were on securities deemed to be other-than-temporarily impaired and losses on the sale of other securities. The deterioration of the fair value of these securities reflected various factors including increased market spreads resulting from higher credit risk and liquidity premiums and in some cases the weakening of underlying collateral.

Reclassification of Held-for-trading to Available-for-sale

Upon acquiring securities, we classify them either as HFT or AFS. For HFT securities, we reflect changes in fair value in Non-interest income – Trading Revenue. For AFS securities, we reflect unrealized changes in fair value for the current period in OCI. If realized or considered to be other- than-temporarily impaired in value, we reflect changes in fair value in non-interest income – net (loss) gain on available-for-sale securities. Refer to the Unrealized gains and losses on AFS securities section for more details on our AFS portfolio and valuation assessments.

Effective August 1, 2008, we adopted the CICA reclassification amendments. We reclassified $6,868 million (1) from the HFT category to the AFS category during the quarter ended October 31, 2008 and recognized $478 million ($270 million after-tax) in OCI that otherwise would have been recognized as a loss in our income statement. We have transferred certain student loan auction rate securities and certain securities within U.S. municipal GICs and other trading portfolios out of the HFT category to the AFS category during the quarter ended October 31, 2008. The unrealized losses on these securities largely reflected liquidity concerns in the current market. Management has determined that the unrealized losses on these securities are temporary in nature and intends to hold the remaining securities until maturity or their value recovers.

For further information, refer to Note 3 to our Consolidated Financial Statements for more information.

(1) Represents the fair value as at October 31, 2008.

Summary of market environment impact – gains (losses) Table 6

(C$ millions)	2008	2007
Writedowns		
Capital Markets – Held-for-trading		
U.S. subprime		
Hedged with MBIA	$ (704)	$ (5)
CDOs of ABS, RMBS, and other	(597)	(352)
U.S. auction rate securities (ARS)	(243)	–
U.S. Municipal guaranteed investment contracts (GIC) and other U.S. MBS	(268)	–
U.S. Insurance and Pension solutions	(162)	–
U.S. commercial mortgage-backed securities (CMBS)	(117)	(36)
	(2,091)	(393)
Corporate Support		
Held-for-trading – U.S. RMBS	(129)	–
AFS – U.S. MBS and other securities	(268)	–
	(397)	–
International Banking		
AFS – U.S. MBS and other securities	(297)	–
Total pre-tax and related compensation adjustments	$ (2,785)	$ (393)
Compensation adjustments	613	131
Income tax recoveries	754	89
Total (writedowns) after-tax and compensation adjustments	$ (1,418)	$ (173)
Fair value adjustments on RBC debt held-for-trading		
Capital Markets	$ 343	$ 59
Corporate Support	190	29
Total pre-tax and related compensation adjustments	533	88
Compensation adjustments	(114)	(20)
Income tax recoveries	(146)	(25)
Total gains after-tax and compensation adjustments	$ 273	$ 43
Total net income impact	$ (1,145)	$ (130)

U.S. subprime – hedged with MBIA

Table 7

(C$ millions)	Underlying exposure: Principal/ notional (As at October 31, 2008)	Underlying exposure: Fair value	Credit protection through CDS: Cash collateralized	Credit protection through CDS: MBIA insured (1)	Fair value of MBIA protection after writedowns (2)	Writedowns 2008	Writedowns 2007
Subprime RMBS	$ 1,303	$ 473					
Subprime CDOs of ABS	1,221	15					
Non-subprime (CDOs of corporate names)	3,253	2,357					
Total	$ 5,777	$ 2,845	$ 689	$ 5,217	$ 1,519	$ 704	$ 5

(1) The counterparty is a subsidiary of MBIA Inc., a monoline insurance provider with a financial strength rating of Baa1 by Moody's Investors Service (Moody's) as at November 7, 2008 and AA (Negative Outlook) by Standard & Poor's (S&P) as at August 14, 2008.
(2) The fair value is included in Other – Derivatives.

Capital Markets writedowns of $704 million during the year resulted from declines in fair value of credit default swaps (CDS) with monoline insurer MBIA Inc. that represent credit protection purchased to hedge our credit risk exposure to super-senior tranches of structured credit transactions, taking into account market credit default spreads, expected recovery rates on the underlying exposures and other parameter inputs. As noted in Table 7, the credit protection with MBIA covers both subprime- and non-subprime-related assets. For information on monoline insurance for non-subprime assets, refer to the Financial Stability Forum disclosures section.

U.S. subprime – CDOs of ABS, RMBS, and other

Table 8

(C$ millions)	Principal/ notional (As at October 31, 2008)	Fair value (1)	Writedowns 2008	Writedowns 2007
CDOs of ABS	$ 862	$ 93	$ 421	$ 264
Other subprime RMBS, and other	(57)	46	176	88
Total	$ 805	$ 139	$ 597	$ 352

(1) Net on-balance sheet amount of trading-related securities.

Capital Markets writedowns of $597 million during the year related to declines in fair value of subprime CDOs of ABS, RMBS and CDO positions. These holdings include $540 million notional value of predominantly senior tranches of RBC-sponsored CDOs previously hedged by monoline insurer ACA Capital Holdings Inc. (ACA) and other unhedged positions. The Other subprime RMBS principal/notional amount represents a net short exposure (liability).

U.S. ARS

Table 9

(C$ millions)	Principal (As at October 31, 2008)	Fair value (1)	Writedowns 2008	Writedowns 2007
Student loan ARS	$ 4,177	$ 3,651	$ 202	$ –
Closed-end funds and municipal ARS	154	153	1	–
Total	$ 4,331	$ 3,804	$ 203	$ –
Other (net change due to consolidation of VIEs and realized losses)	–	–	40	–
Total	$ 4,331	$ 3,804	$ 243	$ –

(1) The fair value is included in Securities – Available-for-sale except for Closed-end funds and municipal ARS that continue to be included in Securities – Held-for-trading.

Capital Markets writedowns of $203 million during the year resulted from declines in fair value of our trading positions of ARS, based on market prices and a models-based approach to valuations that includes the impact of liquidity.

U.S. ARS are issued through variable interest entity (VIE) trusts in the U.S. financial markets. The VIEs hold long-term assets and fund them with long-term debt that trades at short-term debt prices, with an interest rate reset every week to 35 days. These securities are issued by municipalities, student loan authorities and other sponsors through bank-managed auctions. We participate as a remarketing agent in the ARS market.

As at October 31, 2008, the fair value of the auction rate securities we hold on our balance sheet is $3.8 billion, of which $3.7 billion is backed by student loan collateral. The average yield on our holdings is above our funding costs. Approximately 89% of our inventory is rated AAA. In terms of student loan auction rate securities that we hold, approximately 97% of the supporting student loan collateral is guaranteed under the U.S. government Federal Family Education Loan Program.

In addition to amounts shown in the table above, during the second and third quarters of 2008, we sold $1.5 billion of the ARS in our trading inventory into off-balance sheet special purpose entities to which we provide liquidity facilities. Of this amount, $465 million was sold during the third quarter and the purchase of the ARS by the SPE was financed by a loan from us and the loan is secured by various assets of the SPE. These transactions are reflected at fair value and are not included in the amounts shown in the table above. For further details on VIEs, refer to the Structured finance VIEs in the Off-balance sheet arrangements section and Note 6 to our Consolidated Financial Statements.

We have reclassified U.S. ARS of $3,651 million (fair value as at October 31, 2008) out of the HFT category to the AFS category during the quarter ended October 31, 2008.

In addition to ARS described above, as disclosed in our press release on October 8, 2008, as part of a settlement with the SEC New York Attorney General's office, and the North American Administrators Association we will offer to purchase, at par, ARS held by our U.S. retail brokerage clients, as well as charities with accounts at RBC of US$25 million or less and small institutions and businesses with accounts at RBC of US$10 million or less. The repurchase offer represents approximately US$850 million as at October 31, 2008. For further details, refer to the Fourth quarter 2008 performance section.

U.S. Municipal GICs and other U.S. MBS — Table 10

(C$ millions)	As at October 31, 2008 Principal	Fair value (1)	Writedowns 2008	2007
U.S. Municipal GIC business				
Agency MBS (2)	$ 2,486	$ 2,299	$ 103	$ –
Agency discount notes and bonds	941	941	(1)	–
Non-Agency MBS (AAA or Alt-A)	9	5	60	–
Federal, municipal and corporate bonds	402	338	31	–
	$ 3,838	$ 3,583	$ 193	$ –
GIC liability and hedge gains and losses	–	–	80	–
	$ 3,838	$ 3,583	$ 273	$ –
Other U.S. non-Agency MBS	935	594	(5)	–
	$ 4,773	$ 4,177	$ 268	–

(1) The fair value is included in Securities – Held-for-trading or Available-for-sale.
(2) Includes Federal Home Loan Mortgage Corporation (Freddie Mac) and Federal National Mortgage Association (Fannie Mae).

In our U.S. Municipal GIC business, we issue GICs for cash received from municipalities, generally in situations where a municipality has issued debt and does not have immediate needs for the proceeds. The GIC liabilities are of various durations averaging approximately 18 months and the payments are swapped to floating rate. We then invest the cash received from the municipalities primarily in MBS, both agency and non-Agency (refer to table above).

Capital Markets writedowns of $273 million during the year resulted from declines in fair value of our investment portfolio supporting our U.S.Municipal GIC business along with losses related to our GIC liabilities and related hedge positions.

We have reclassified securities of $3,217 million (fair value as at October 31, 2008) within the U.S. Municipal GICs and other trading portfolios from HFT to AFS during the quarter ended October 31, 2008.

U.S. Insurance and Pension solutions — Table 11

(C$ millions)	As at October 31, 2008 Notional (1)	Fair value (1)	Writedowns 2008	2007
BOLI stable value contracts	$ 9,451	$ 7,392	$ 162	$ –

(1) Notional value represents the total amount of investment value protected under stable value contracts and is reported under stable value products in Note 25 of our Consolidated Financial Statements. Fair value represents the current estimate of fair value of the investments referenced under the stable value contracts.

Our U.S. Insurance and Pension solutions business in Capital Markets provides stable value contracts on BOLI policies purchased by banks on groups of eligible employees. The BOLI purchaser pays premiums to the insurance company, and the premiums are then invested in a portfolio of eligible assets. While the insurance is in place, the purchaser receives tax-exempt earnings linked to the performance of the underlying assets and also receives death benefits as they arise.

The stable value wraps provided by our U.S. Insurance and Pension solutions business reduce the volatility of the tax-free earnings stream received by purchasers of BOLI on the assets in their policy. If a purchaser were to surrender (terminate early) its BOLI policy, the terms of the stable value contract generally require us to make up the difference between the notional and fair value of the assets inside the policy. The purchaser would receive a payment for this difference in value, but also would be taxed on the surrender value, forfeit the tax-exempt income stream, and may be exposed to unhedged long-term tax-deferred liabilities.

As at October 31, 2008, the difference between the notional value and fair value of our BOLI contracts was $2,059 million ($433 million as at October 31, 2007). This represents the loss that would be recognized if all insurance contracts were surrendered on that date. Capital Markets recognized writedowns of $162 million during the year, reflecting both the value of the assets underlying the investment portfolios of the policies and our estimated probability of the policyholders surrendering their policies.

U.S. CMBS — Table 12

(C$ millions)	As at October 31, 2008 Principal	Fair value (1)	Writedowns 2008	2007
Corporate loans and CMBS	$ 923	$ 796	$ 117	$ 36

(1) Includes held-for-trading loans and CMBS principal amount of $747 million with a fair value of $605 million recorded in Loans – Wholesale and whole loans with a principal amount of $176 million recorded in Loans – Wholesale.

In our U.S. CMBS business, we previously originated commercial mortgages in the U.S. market and warehoused them until such time as there was an opportunity to securitize them for a fee through issuance of CMBS or to sell them in the whole loan market. Loans previously originated to be securitized are classified as HFT while those to be sold in the whole loan market are classified as loans and receivables and carried at amortized cost. We have discontinued new business and we will continue to wind down this business in an orderly fashion.

Capital Markets recognized a loss of $117 million during the year due to credit deterioration, reduced liquidity in the CMBS issuance market and the impact of derivative hedges of interest-rate risk within the portfolio. As at October 31, 2008, the fair value of our inventory was $796 million.

Corporate Support

Operations included in the Corporate Support segment hold various securities in HFT and AFS portfolios in support of their respective treasury-related activities and investment objectives. The majority of their holdings are Canadian government and Agency-related securities that have experienced gains during the year, primarily due to the decrease in interest rates. However, investments in MBS and certain ABS and Corporate debt securities held in Corporate Support have been adversely impacted by the market environment, lack of liquidity and, in some cases, deterioration in the underlying collateral. The portfolios that have been impacted by these events and their related writedowns and losses are detailed below. Refer to the Unrealized gains and losses on AFS securities section and Note 3 to our Consolidated Financial Statements for further details on the assessment of impairment on AFS securities and total writedowns due to other-than-temporary impairment.

U.S. MBS and other securities — Table 13

(C$ millions)	As at October 31, 2008 Amortized cost	Fair value	Net unrealized losses	Writedowns and realized losses 2008	2007
Held-for-trading					
Mortgage-backed securities (MBS)	$ 387	$ 387	$ –	$ 129	$ –
Available-for-sale					
Mortgage-backed securities (MBS)	1,355	1,083	272	215	–
Asset-backed securities (ABS)	613	477	136	23	–
Corporate debt and other debt	753	642	111	30	–
Total	$ 3,108	$ 2,589	$ 519	$ 397	$ –

Corporate Support recognized $397 million of writedowns and realized losses in 2008 related to the market environment. The writedowns included a loss of $129 million related to a held-for-trading portfolio of U.S. MBS and $268 million of writedowns on AFS securities that were determined to be other-than-temporarily impaired.

Held-for-trading

The HFT portfolio consists of high-quality super-senior tranches of U.S. Alt-A and other Non-Agency MBS. The deterioration of the market value of these securities mainly reflected increased market spreads resulting from higher market risk and liquidity premiums. These premiums are significantly higher than historically experienced, resulting in little differentiation in the market between higher and lower quality tranches of MBS securities. These factors gave rise to the deterioration in prices resulting in a recognized loss in the trading portfolio of $129 million for the year.

Available-for-sale

MBS in AFS are similar to those in the HFT portfolio, but also includes fair value of $143 million fair value of subprime securities largely comprised of super-senior tranches. These securities experienced significant declines in fair value due to the ongoing widening of spreads and, to varying degrees, the weakening of underlying collateral. In 2008, the assessment of these securities for other-than-temporary impairment resulted in writedowns of $215 million, mainly related to Alt-A and subprime MBS.

ABS in the AFS portfolio included collateralized loan obligations (CLO) and U.S. uninsured student loans. The majority of these instruments are rated AAA with significant credit support. Based on management's assessment of these securities, certain lower quality CLOs were determined to be other-than-temporarily impaired and written down by $23 million to their fair value.

Corporate and other debt mainly includes various securities with exposure to European financial institutions. The $30 million loss largely reflects writedowns on securities we intend to sell in order to manage our exposure to certain names.

International Banking

Operations in International Banking hold various AFS securities in support of their respective treasury-related activities and investment objectives. The majority of the securities they hold are U.S. government and Agency-related securities that have experienced fair value declines primarily due to liquidity concerns. Investments in MBS and certain ABS and corporate debt securities held in this segment have been adversely impacted by the dislocation in the market, lack of liquidity, and in some cases, deterioration in the underlying collateral. The portfolios that have been impacted by these events and their related writedowns and losses are detailed below. Refer to the Unrealized gains and losses on AFS securities section and Note 3 to our Consolidated Financial Statements for further details on the assessment of impairment on AFS securities and total writedowns due to other-than-temporary impairment.

U.S. MBS and other securities — Table 14

(C$ millions)	As at October 31, 2008 Amortized cost	Fair value	Net unrealized losses	Writedowns and realized losses 2008	2007
Available-for-sale					
Mortgage-backed securities (MBS)	$ 2,249	$ 1,869	$ 380	$ 136	$ –
Asset-backed securities (ABS)	366	341	25	–	–
Corporate debt and other debt	1,866	1,689	177	91	–
Agency preferred stock	–	–	–	70	–
Total	$ 4,481	$ 3,899	$ 582	$ 297	$ –

International Banking recognized $297 million of writedowns and realized losses in 2008 related to the market environment. The write-downs included $184 million on AFS securities that were determined to be other-than-temporarily impaired and $113 million of realized losses related to the sale of Agency preferred stock and certain AFS debt securities.

MBS in AFS are largely comprised of super-senior tranches of non-Agency and Alt-A MBS. Also included is $63 million fair value of subprime MBS. These securities have experienced significant declines in fair value due to the ongoing widening of spreads and, to varying degrees, the weakening of underlying collateral. In 2008, the assessment of these securities for other-than-temporary impairment resulted in writedowns of $136 million, mainly related to Alt-A and other non-Agency MBS.

ABS in the AFS portfolio included structured notes and auction rate securities. The majority of these instruments have significant credit support and have experienced moderate price declines over the year, primarily related to liquidity. Based on management's assessment of these securities for other-than-temporary impairment, no securities were deemed by management to be other-than-temporarily impaired.

Corporate and other debt mainly includes various securities with exposure to non-Organization for Economic Co-operation and Development (OECD) governments, predominately Caribbean countries where we operate, and U.S. and European financial institutions. The $91 million loss largely reflected realized losses on the sale of certain securities and writedowns on securities we intended to sell in order to effectively manage our exposures to certain names and reposition a number of portfolios. $33 million of the loss related to securities that were deemed to be other-than-temporarily impaired.

During the year, we realized a $70 million loss on the sale of our U.S. Agency preferred stock.

Unrealized gains and losses on AFS securities

As at October 31, 2008, all AFS securities that had unrealized losses were assessed for other-than-temporary impairment. This included the change in fair value including, where applicable, foreign exchange. For those securities that, based on management's judgment, it was not probable that all principal and interest would be recovered, the securities were deemed to be other-than-temporarily impaired and were written down to their fair value. In addition, securities for which management could not attest to holding until maturity or where in management's opinion the value of the security would not recover prior to its disposition were also deemed to be other-than-temporarily impaired and were written down to their fair value. Management has determined that the unrealized losses on the remaining securities were temporary in nature and intends to hold the remaining securities until their value recovers.

Reclassification of Held-for-trading to Available-for-sale
During the quarter ending October 31, 2008, we reclassified certain financial assets from the HFT category to the AFS category in accordance with the CICA reclassification amendments. Refer to Note 3 to our Consolidated Financial Statements for further details on the reclassification and additional details regarding AFS securities. Refer to our Consolidated Financial Statements of Comprehensive Income and to our Consolidated Financial Statements of Changes in Shareholders' Equity for details regarding the impact on OCI and AOCI, respectively.

Total RBC available-for-sale portfolio — **Table 15**

	2008							2007
(C$ millions)	Amortized cost	Fair value	Fair value as a % of total	Gross unrealized gains	Gross unrealized losses	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net gains (losses) recognized in income
Government and agency	$ 24,294	$ 24,382	50%	$ 447	$ (359)	$ 88	$ 7	(55)
Mortgage-backed securities	4,278	3,548	7%	4	(734)	(730)	(363)	–
Asset-backed securities	5,192	4,796	10%	11	(407)	(396)	(25)	(6)
Corporate debt and other debt	13,102	12,785	27%	136	(453)	(317)	(162)	(20)
Equities	3,057	2,683	6%	4	(378)	(374)	(88)	161
Loan substitute securities	256	227	–%	–	(29)	(29)	(1)	–
Total (1)	$ 50,179	$ 48,421	100%	$ 602	$ (2,360)	$ (1,758)	$ (632)	80

(1) Excludes held-to-maturity of $205 million that is grouped with AFS on the balance sheet.

Government and agency
Government and agency securities constitute 50% of the AFS securities we hold and are largely comprised of Canadian federally issued instruments and mortgages insured by Canadian agencies, as well as $4,069 million of U.S. Agency MBS and $1,734 million of ARS.

The net unrealized gains of $88 million include unrealized gains of $447 million largely attributable to Canada-based instruments resulting from the recent decrease in interest rates and unrealized losses of S359 million mainly related to U.S. Agency MBS and U.S. ARS. The unrealized losses on these securities largely reflected liquidity concerns in the current market.

Mortgage-backed securities
Mortgage-backed securities represent 7% of the total AFS portfolio. The portfolio largely consists of high-quality super-senior tranches of U.S. Alt-A and other U.S. non-Agency MBS as well as $189 million of U.S. subprime. The net unrealized loss of $730 million reflects the impact of increased market spreads related to higher risk and liquidity premiums, with little differentiation in the market between higher and lower quality tranches.

As at October 31, 2008, all U.S. MBS were assessed for other-than-temporary impairment using a cash flow projection model and management consideration of other market and security-specific factors. The cash flow model incorporated actual cash flows on the MBS through the current period and then projected the remaining cash flows on the underlying mortgages, using a number of assumptions and inputs that were based on the security-specific collateral. The assumptions included default, prepayment and recovery rates, the latter being largely dependent upon forecasted house prices. The model then distributed those cash flows to each tranche of the security based on the transaction structure, subordination and credit enhancements. The inputs and assumptions used were based on updated market data for defaults, prepayment and house price appreciation at the municipal level provided by a third-party vendor. Management made adjustments for historical data and model limitations and specific adjustments to slow prepayments to reflect the expected impact of the current market environment on obligor behaviour. If the model predicted that it was probable that a security will not recover all principal and interest due, a further review of the security was undertaken to determine if, in management's judgment, a loss would ultimately be realized. Where management concluded based on this analysis that the loss was other-than-temporary, the security was written down to its fair value. Almost all of the $363 million in losses recognized in 2008 were as a result of writedowns due to other-than-temporary impairment. In most cases, the securities' fair value is lower than the amount we ultimately expect to recover.

Asset-backed securities

Asset-backed securities constitute 10% of the total AFS portfolio and mainly comprise insured student loans, including U.S. ARS that were transferred to AFS on August 1, 2008. CLOs, U.S. uninsured student loans and commercial mortgage-backed securities are also included. The majority of these instruments are highly rated with significant credit support and have experienced moderate price declines over the year resulting in $396 million in net unrealized losses or 8% of the portfolio value.

As at October 31, 2008, all securities were assessed for other-than-temporary impairment. Impairment testing methods included the use of cash flow projection models and management's consideration of other market and security-specific factors. Based on this assessment, certain lower quality CLOs were deemed other-than-temporarily impaired and written down by $23 million to their fair value.

Corporate and other debt

Corporate and other debt mainly includes corporate bonds, non-OECD government bonds and structured notes securities. The Corporate bonds are well diversified across a number of names and sectors, with U.S. and Global financial institutions being the largest concentration. The non-OECD government securities are primarily related to Caribbean countries where we have ongoing operations. The structured notes are predominately supported by Canadian credit cards. The net unrealized losses mainly reflected widening spreads on certain U.S. and Global financial institutional securities.

Each security was assessed for other-than-temporary impairment based on management's consideration of internal and external ratings, subordination and other market and security-specific factors. Complex instruments were also assessed using a cash flow projection model. The $162 million loss recognized in income largely reflected realized losses on the sale of certain securities and writedowns on securities we intend to sell in order to effectively manage our exposures to certain names and reposition certain portfolios. $33 million of the loss related to securities that were deemed to be impaired.

Equity

Equity holdings represent 6% of the portfolio. These investments are largely comprised of publicly traded equity and preferred shares of Canadian financial institutions. To a lesser extent, we also hold investments in other public, private and venture companies.

A substantial portion of the unrealized losses related to publicly traded Canadian bank shares we hold to economically hedge certain stock-based compensation programs. While their share prices are under pressure due to current market conditions, these banks are well capitalized, continue to generate strong earnings and continue to pay dividends, and we do not consider these securities to be other-than-temporarily impaired. Other equity holdings that we viewed as other-than-temporarily impaired were written down to their fair value. The net losses largely reflected a realized loss of $70 million on the sale of U.S. Agency preferred shares of Fannie Mae and Freddie Mac and writedowns due to impairments identified in our private equity portfolio.

Summary of 2007 and 2006

In 2007, we achieved net income of $5,492 million, up $764 million, or 16%, from 2006. Our strong results were largely attributable to profitable volume and balance growth in our banking and wealth management businesses, strong insurance results, and increased equity and foreign exchange trading results and strong equity origination activity in our capital markets businesses. These results reflected the ongoing successful execution of our growth initiatives as well as generally favourable economic and market conditions for most of the year. A $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring and the exchange of our membership interest in Visa Canada Association for shares of Visa Inc. also contributed to the increase.

In 2007, the Canadian economy grew at an estimated rate of 2.6%, with domestic demand remaining the key driver of economic growth. Robust economic growth in the early part of the year, largely reflecting strong consumer spending, solid business investment, favourable terms of trade and solid housing market activities, weakened slightly in the latter part of the year. This was mainly attributable to slowing U.S. demand and tightening credit conditions as a result of the U.S. mortgage market concerns. The U.S. economy grew at an estimated rate of 2%. Solid economic growth in the middle of the year, primarily supported by continued non-residential investment, strong export growth and consumer spending, slowed in the latter part of the year. The weaker economic growth was largely a result of slowing residential investment amid the ongoing housing market correction, tightening credit conditions and increased funding costs arising from the U.S. mortgage market concerns, as well as a general repricing of risk in numerous markets.

During 2007, we had a charge of $393 million before tax and compensation adjustments in Capital Markets, consisting of the writedowns on the valuation of U.S. RMBS and CDOs of ABS, reflecting the deterioration in credit markets since July 2007, higher provision for credit losses, reflecting portfolio growth, higher impaired loans in our U.S. residential builder finance business, and higher credit card customer loyalty reward program costs. We also had higher costs in support of business growth and the negative impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated earnings.

In 2006, net income was $4,728 million, up $1,341 million, or 40%, from 2005. Our strong earnings reflected solid business growth across all business segments and our successful execution of growth initiatives, despite the negative impact of the strong Canadian dollar on the translated value of our foreign currency-denominated results. Our 2005 results reflected the Enron-related litigation provision. Our strong results in 2006 were also underpinned by generally favourable economic and credit conditions in both domestic and international markets.

In 2006, the Canadian economy grew by 2.8%, primarily bolstered by robust domestic demand. These factors were partially offset by a weakening in exports and manufacturing activities against a backdrop of a strong Canadian dollar, high but falling energy prices, slowing U.S. demand and competition from emerging markets. The U.S. economy recorded a growth rate of 2.9%, reflecting solid consumer and business spending supported by strong balance sheets as well as strength in the labour market, though partly restrained by the lagged effects of increases in interest rates and high but falling energy prices.

During 2006, strong consumer lending was supported by favourable labour market conditions and a relatively low interest rate environment. Business lending remained solid, albeit in part offset by

surpluses of internally generated funds available for capital and inventory investment. Capital market conditions were generally favourable, characterized by buoyant mergers and acquisitions (M&A) activity in Canada and strong performance of natural resource-based equities.

During 2006, a number of specified items were identified, which had minimal impacts on our overall results as their effects largely offset each other. We realized a favourable resolution of an income tax audit related to prior years, resulting in a $70 million reduction in income tax expense. We received $51 million related to the termination of an agreement. We reversed $50 million of general allowance related to our corporate loan portfolio. We also recorded a net gain of $40 million on the exchange of New York Stock Exchange (NYSE) seats for shares in the NYSE Group (NYX).

Impact of U.S. vs. Canadian dollar

The translated value of our consolidated results is impacted by fluctuations in the respective exchange rates relative to the Canadian dollar. The following table depicts the effect of translating current year U.S. dollar/Canadian dollar consolidated results at the current year weighted average exchange rate in comparison to the historical period's weighted average exchange rate. Revenue, expenses and income denominated in foreign currencies are translated at average rates of exchange during the year in our consolidated results. We believe this provides the reader with the ability to assess the underlying results on a more comparable basis, particularly given the magnitude of the recent changes in the exchange rate and the resulting impact on our results.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates relative to the Canadian dollar. For further details, refer to the Impact of foreign exchange rates on our business segments section.

Impact of U.S. dollar vs. Canadian dollar — Table 16

(C$ millions, except per share amounts)	2007	2006
Canadian/U.S. dollar exchange rate (average)		
2008	$ .969	
2007	.915	$ .915
2006		.883
Percentage change in average US$ equivalent of C$1.00 (1)	6%	4%
Increased (decreased) total revenue	$ (340)	$ (230)
Increased (decreased) non-interest expense	(210)	(139)
Increased (decreased) net income	(90)	(47)
Increased (decreased) basic EPS	$ (.07)	$ (.04)
Increased (decreased) diluted EPS	$ (.07)	$ (.04)

(1) Average amounts are calculated using month-end spot rates for the period.

In 2008, the Canadian dollar appreciated 6% on average relative to the U.S. dollar from a year ago, resulting in a $90 million decrease in the translated value of our U.S. dollar-denominated net income and a decrease of $.07 in our current year's diluted EPS.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Assets and liabilities of our self-sustaining operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date.

For further information on the impact of foreign currency translation on our balance sheet, refer to the Financial condition section.

Total revenue — Table 17

(C$ millions)	2008	2007	2006
Interest income	$ 25,344	$ 26,547	$ 22,204
Interest expense	15,984	18,845	15,408
Net interest income	$ 9,360	$ 7,702	$ 6,796
Investments (1)	$ 4,697	$ 4,405	$ 3,786
Insurance (2)	2,609	3,152	3,348
Trading	(408)	1,999	2,574
Banking (3)	3,076	2,620	2,391
Underwriting and other advisory	875	1,217	1,024
Other (4)	1,373	1,367	718
Non-interest income	$ 12,222	$ 14,760	$ 13,841
Total revenue	$ 21,582	$ 22,462	$ 20,637
Additional information			
Total trading revenue (5)			
Net interest income – related to trading activities	$ 998	$ (220)	$ (539)
Non-interest income – trading revenue	(408)	1,999	2,574
Total	$ 590	$ 1,779	$ 2,035
Total trading revenue by product (5)			
Interest rate and credit	$ (259)	$ 640	$ 1,174
Equities	265	784	561
Foreign exchange and commodities	584	355	300
Total	$ 590	$ 1,779	$ 2,035

(1) Includes securities brokerage commissions, investment management and custodial fees, and mutual funds.
(2) Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in insurance policyholder benefits, claims and acquisition expense.
(3) Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4) Includes other non-interest income, net gain (loss) on AFS securities (other-than-temporary impairment and realized gain/loss), fair value adjustments on RBC debt designated as held-for-trading, the change in fair value of certain derivatives related to economic hedges and securitization revenue.
(5) Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income. Total trading revenue includes revenue from cash and related derivatives.

Total revenue decreased $880 million, or 4%, from a year ago. The decrease was largely due to writedowns resulting from the impact of the current market environment. Lower insurance-related revenue, largely related to the change in fair value of investments backing our life and health policyholder liabilities and largely offset in policyholder benefits and claims, weaker equity origination activity and the negative impact of the strong appreciation of the Canadian dollar throughout most of the year on the translation of our U.S. dollar-denominated revenue also contributed to the decrease. These factors were partially offset by solid volume growth in our banking-related and wealth management businesses, which was driven by the successful execution of our growth initiatives and continued expansion activities, including acquisitions, higher trading results in certain capital markets businesses and the gain on fair value adjustments on RBC debt designated as held-for-trading. Our prior year revenue was favourably impacted by a gain related to the Visa Inc. restructuring.

Net interest income increased $1,658 million, or 22%, largely driven by lower funding costs and solid growth on certain trading positions, and solid loan and deposit growth in Canada, partially offset by retail spread compression. Net interest margin of 1.44% was up 11 bps compared to the prior year.

Investments-related revenue increased $292 million, or 7%, primarily due to increased fee-based and transaction revenue as a result of our acquisitions. Also contributing to the increase was solid growth in fee-based client assets, reflecting higher net sales and the addition of more experienced advisors. Higher U.S. cash equities revenue and higher custody fees and securities lending revenue also contributed to the increase. These factors were partially offset by lower transaction volumes in our full-service brokerages, amid the uncertainty in global financial markets.

Insurance-related revenue decreased $543 million, or 17%, mainly reflecting the change in fair value of investments backing our life and health policyholder liabilities, largely offset in policyholder benefits and claims. Investment losses on disposals and impairments, as well as impacts from equity market movements and lower U.S. annuity sales also contributed to the decrease. These factors were partially offset by solid growth in our reinsurance and Canadian businesses during the year.

Trading revenue decreased by $2,407 million. Total trading revenue was $590 million, down $1,189 million, or 67%, from a year ago largely due to writedowns resulting from the current market environment. The decrease was partly offset by stronger trading results in certain fixed income and foreign exchange businesses. For a detailed discussion regarding our writedowns, refer to the Impact of the market environment in the Financial performance section.

Banking revenue was up $456 million, or 17%, mainly due to a credit card customer loyalty reward program liability charge in the prior year and improved results in our syndicated finance business, higher foreign exchange revenue due to increased transaction volumes and increased service fees in the current year.

Underwriting and other advisory revenue decreased $342 million, or 28%, from a year ago, mainly due to weak equity origination and lower M&A activities.

Other revenue increased $255 million, or 18%, largely due to the gain on fair value adjustments on RBC debt designated as held-for-trading, including the write-down of certain available-for-sale securities. Gains on credit default swaps recorded at fair value used to economically hedge our corporate lending portfolio and higher gains on the change in fair value of certain derivatives related to economic hedges contributed to an increase in revenue. These factors were offset by writedowns in Corporate Support and International Banking, the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business (which was partially offset by lower stock-based compensation expenses in non-interest expense) and lower equity distributions. Also offsetting the increase in Other revenue were certain favourable items recorded in prior year including a gain related to the Visa Inc. restructuring and a favourable adjustment related to the reallocation of certain foreign investment capital from our international insurance operations.

2007 vs. 2006

Total revenue increased $1,825 million, or 9%, from 2006. The increase was largely due to continued strong balance and volume growth in our banking and wealth management businesses and a gain related to the Visa Inc. restructuring. The strong growth largely reflected the successful execution of our strategy, including acquisitions, as well as generally favourable market conditions for most of 2007. These factors were partially offset by writedowns related to U.S. subprime RMBS and CDOs of ABS, the negative impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated revenue and higher credit card customer loyalty reward program costs.

Net interest income increased $906 million, or 13%, largely driven by strong loan and deposit growth. Net interest margin of 1.33% was down 2 bps compared to 2006.

Investments-related revenue increased $619 million, or 16%, primarily due to continued growth in fee-based client assets, capital appreciation and the recruitment and retention of more experienced advisors.

Insurance-related revenue decreased $196 million, or 6%, largely reflecting the change in fair value of investments backing our life and health policyholder liabilities, which was largely offset in policyholder benefits and claims, lower U.S. annuity sales and lower revenue from our property catastrophe reinsurance business, which we exited completely in 2007.

Trading revenue decreased $575 million, or 22%, with Total trading revenue of $1,779 million down $256 million, or 13%, from 2006 on writedowns related to U.S. subprime RMBS and CDOs of ABS.

Banking revenue was up $229 million, or 10%, mainly due to higher transaction volumes and client balances, as well as increased loan syndication activity.

Underwriting and other advisory revenue increased $193 million, or 19%, due to strong equity origination activity and improved M&A results, mainly in the U.S.

Other revenue increased $649 million, or 90%, largely due to the Visa Inc. restructuring gain.

Net interest income and margin — **Table 18**

(C$ millions, except percentage amounts)	2008	2007	2006
Net interest income	$ 9,360	$ 7,702	$ 6,796
Average assets (1)	650,300	581,000	502,100
Net interest margin (2)	1.44%	1.33%	1.35%

(1) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(2) Net interest income as a percentage of average assets.

Change in net interest income (1)

(C$ millions)	2008 vs. 2007 Increase (decrease) due to changes in Average volume (2)	Average rate (2)	Net change	2007 vs. 2006 Increase (decrease) due to changes in Average volume (2)	Average rate (2)	Net change
Assets						
Deposits with other banks						
Canada	$ 7	$ (5)	$ 2	$ 11	$ (9)	$ 2
United States	60	(99)	(39)	71	(50)	21
Other International	114	(117)	(3)	31	4	35
Securities						
Trading	(534)	(568)	(1,102)	1,142	423	1,565
Available-for-sale	289	122	411	(230)	141	(89)
Asset purchased under reverse repurchase agreements and securities borrowed	(165)	(566)	(731)	815	(22)	793
Loans						
Canada						
Retail	1,017	(1,504)	(487)	1,025	194	1,219
Wholesale	207	(260)	(53)	–	(217)	(217)
United States	684	(763)	(79)	348	(218)	130
Other International	375	503	878	778	106	884
Total interest income	$ 2,054	$ (3,257)	$ (1,203)	$ 3,991	$ 352	$ 4,343
Liabilities						
Deposits						
Canada	$ 244	$ (1,490)	$ (1,246)	$ (1)	$ 646	$ 645
United States	115	(920)	(805)	264	281	545
Other International	1,654	(1,215)	439	1,344	528	1,872
Obligations related to securities sold short	(54)	(418)	(472)	386	(460)	(74)
Obligations related to assets sold under repurchase agreements and securities loaned	(303)	(448)	(751)	542	(60)	482
Subordinated debentures	24	(8)	16	(66)	(15)	(81)
Other interest-bearing liabilities	37	(79)	(42)	89	(41)	48
Total interest expense	$ 1,717	$ (4,578)	$ (2,861)	$ 2,558	$ 879	$ 3,437
Net interest income	$ 337	$ 1,321	$ 1,658	$ 1,433	$ (527)	$ 906

(1) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
(2) Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.

2008 vs. 2007

Net interest margin increased 11 bps, largely reflecting lower funding costs and solid growth on certain trading positions, and solid volume growth on our Canadian-related banking businesses, muted by spread compression. These factors were offset by higher growth in lower-yielding and non-interest-earning assets, largely reflecting an increase in derivative assets as a result of increased market volatility, which generated non-interest income. For further details, refer to Table 82 in the Additional financial information section.

2007 vs. 2006

Net interest margin decreased 2 bps, reflecting the impact of changes in product mix, an increase in lower-yielding and non-interest-earning assets and competitive pressures on our U.S. deposit business.

Provision for credit losses — Table 20

(C$ millions)	2008	2007	2006
Provision for credit losses	$ 1,595	$ 791	$ 429

2008 vs. 2007

Total provision for credit losses (PCL) of $1,595 million compares to $791 million in the prior year. The increase was largely attributable to higher impaired loans in our U.S. banking business, mainly in our residential builder finance, commercial and business banking loan portfolios, reflecting the continued housing downturn and deteriorating economic conditions, and an increase in the general provision, commensurate with volume growth and weaker credit quality in the Canadian retail portfolio and weakness in U.S. banking portfolios. For a detailed discussion regarding our PCL, refer to the Credit risk section.

2007 vs. 2006

Total PCL increased $362 million, compared to 2006, which had been at a cyclically low level. The increase reflected higher provisions for our wholesale and retail loan portfolios, primarily reflecting portfolio growth and higher impaired loans in our U.S. residential builder finance business triggered by the downturn in the U.S. housing market.

Insurance policyholder benefits, claims and acquisition expense Table 21

(C$ millions)	2008	2007	2006
Insurance policyholder benefits and claims	$ 1,029	$ 1,588	$ 1,939
Insurance policyholder acquisition expense	602	585	570
Insurance policyholder benefits, claims and acquisition expense	$ 1,631	$ 2,173	$ 2,509

2008 vs. 2007

Insurance policyholder benefits, claims and acquisition expense (PBCAE) decreased $542 million, or 25%, from last year, which primarily reflected the change in fair value of investments backing our life and health policyholder liabilities, largely offset in revenue. For a detailed discussion regarding our current and prior year PBCAE, refer to the Insurance segment section.

2007 vs. 2006

Insurance PBCAE decreased $336 million, or 13%, from 2006. The decrease primarily reflected the change in fair value of investments backing our life and health policyholder liabilities, which was largely offset in revenue.

Non-interest expense Table 22

(C$ millions)	2008	2007	2006
Salaries	$ 3,845	$ 3,541	$ 3,192
Variable compensation	2,689	2,975	2,827
Benefits and retention compensation	1,168	1,150	1,080
Stock-based compensation	77	194	169
Human resources	$ 7,779	$ 7,860	$ 7,268
Equipment	1,155	1,009	957
Occupancy	926	839	792
Communications	749	723	687
Professional and other external services	903	838	844
Other expenses	839	1,204	947
Non-interest expense	$ 12,351	$ 12,473	$ 11,495

2008 vs. 2007

Non-interest expense decreased $122 million, or 1%, compared to the prior year, largely reflecting the reduction of the Enron-related litigation provision. The decrease was also due to lower variable compensation commensurate with weaker results, primarily impacted by writedowns, the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses and lower stock-based compensation expense in our U.S. brokerage businesses due to the decline in fair value of our earned compensation liability. These factors were partially offset by additional costs in support of our growth initiatives, including our acquisitions, infrastructure investments and increased sales and services expenses in our banking branch network.

2007 vs. 2006

Non-interest expense increased $978 million, or 9%, compared to 2006, primarily reflecting higher costs due to increased business levels, including additional sales and service personnel and higher variable compensation in Wealth Management. Increased sundry losses, higher processing and system development costs, and additional costs in support of our growth initiatives, including our acquisitions, *de novo* branch expansion and branch upgrade programs, also contributed to the increase. These factors were partially offset by the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses and lower variable compensation in Capital Markets commensurate with weaker results.

Taxes Table 23

(C$ millions, except percentage amounts)	2008	2007	2006
Income taxes	$ 1,369	$ 1,392	$ 1,403
Other taxes			
Goods and services and sales taxes	$ 204	$ 208	$ 218
Payroll taxes	242	227	217
Capital taxes	104	117	107
Property taxes (1)	103	97	92
Insurance premium taxes	42	41	39
Business taxes	16	8	7
	711	698	680
Total income and other taxes	$ 2,080	$ 2,090	$ 2,083
Net income before income taxes	$ 6,005	$ 7,025	$ 6,204
Effective income tax rate (2)	22.8%	19.8%	22.6%
Effective total tax rate (3)	31.0%	27.1%	30.3%

(1) Includes amounts netted against non-interest income regarding investment properties.
(2) Income taxes, as a percentage of net income before income taxes.
(3) Total income and other taxes as a percentage of net income before income and other taxes.

Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and taxes on income assessed by the governments of international jurisdictions where we operate. Taxes are also assessed on expenditures and supplies consumed in support of our operations.

2008 vs. 2007

Income tax expense decreased $23 million, or 2%, from a year ago due to lower earnings before income taxes in 2008. The effective tax rate of 22.8% increased 3% from 19.8% a year ago. The higher effective tax rate was largely due to lower earnings reported by our subsidiaries operating in jurisdictions with lower income tax rates and a higher tax rate on the reduction of the Enron-related litigation provision. These factors were partially offset by a lower statutory Canadian corporate income tax rate in 2008 and a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends) in 2008.

Other taxes increased by $13 million from 2007, largely due to higher payroll, business and property taxes, reflecting higher staffing levels and a greater number of branches, respectively. These factors were partially offset by lower capital taxes due to a lower Canadian capital tax base and lower goods and services taxes (GST) due to a decrease in the GST rate.

In addition to the income and other taxes reported in our Consolidated Statements of Income, we recorded a recovery of income taxes of $2,225 million in 2008 (2007 – $946 million income tax expense) in shareholders' equity, a decrease of $3,171 million, primarily reflecting decreased unrealized foreign currency translation gains, net of hedging, and unrealized losses in our AFS portfolio and derivatives designated as cash flow hedges.

2007 was largely due to writedowns in our subsidiaries operating in jurisdictions with higher income tax rates, the gain related to the Visa Inc. restructuring, and a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends).

Other taxes increased by $18 million from 2006, largely due to increased payroll taxes, reflecting higher staffing levels, and higher capital taxes due to an increased Canadian capital tax base and increased property taxes, reflecting a greater number of branches. These factors were partially offset by lower GST due to a decrease in the GST rate.

In addition to the income and other taxes reported in our Consolidated Statements of Income, we recorded income taxes of $946 million in 2007 in shareholders' equity, an increase of $810 million over 2006, primarily reflecting an increase in unrealized foreign currency translation gains.

Pension obligations

A number of defined benefit and defined contribution plans are offered to our employees, which provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefits include health, dental, disability and life insurance coverage.

We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. We continue to fund our pension plans in accordance with federal and provincial regulations. The performance of our pension plan assets was negatively impacted by the current economic environment and we expect to contribute higher amounts to our pension plans during 2009 to manage our funded status as described in Note 20 to our Consolidated Financial Statements.

We measured our benefit obligations and pension plan assets as at September 30, 2008. Bond yields have increased in response to the uncertainty and volatility in the global financial markets thereby impacting the selection of the discount rate used to measure our benefit obligations and pension plan assets. This has resulted in an actuarial gain of $932 million in our benefit obligation, which offset our pension plan asset losses of $877 million and reduced our overall pension liability. Gains and losses on our pension plan assets are amortized over the estimated average remaining service life of the plan, which decreases the volatility to our expenses recognized every year. The weakening of the Canadian dollar at year-end also resulted in an increase of our pension liability for our U.S. and international plans.

Related party transactions

In the ordinary course of business, we provide normal banking services, operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties.

We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 9 and 27 to our Consolidated Financial Statements.

Results by geographic segment (1) **Table 24**

	2008				2007				2006			
(C$ millions)	Canada	United States	Other International	Total	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Net interest income	$ 6,929	$ 1,132	$ 1,299	$ 9,360	$ 6,402	$ 412	$ 888	$ 7,702	$ 6,045	$ 108	$ 643	$ 6,796
Non-interest income	8,220	2,521	1,481	12,222	8,638	4,322	1,800	14,760	7,518	4,397	1,926	13,841
Total revenue	15,149	3,653	2,780	21,582	15,040	4,734	2,688	22,462	13,563	4,505	2,569	20,637
Provision for (recovery of) credit losses	924	643	28	1,595	696	90	5	791	456	(28)	1	429
Insurance policyholder benefits, claims and acquisition expense	922	30	679	1,631	1,230	474	469	2,173	1,379	683	447	2,509
Non-interest expense	7,490	2,991	1,870	12,351	7,409	3,405	1,659	12,473	7,056	3,038	1,401	11,495
Income taxes and non-controlling interest	1,826	(163)	(213)	1,450	1,788	(13)	(242)	1,533	1,495	13	(61)	1,447
Net income from continuing operations	$ 3,987	$ 152	$ 416	$ 4,555	$ 3,917	$ 778	$ 797	$ 5,492	$ 3,177	$ 799	$ 781	$ 4,757
Net loss from discontinued operations	–	–	–	–	–	–	–	–	–	(29)	–	(29)
Net income	$ 3,987	$ 152	$ 416	$ 4,555	$ 3,917	$ 778	$ 797	$ 5,492	$ 3,177	$ 770	$ 781	$ 4,728

(1) For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds to the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Net income in Canada was $3,987 million, up $70 million, or 2%, compared to the prior year. This increase was primarily due to higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio in our capital markets businesses, solid volume growth and effective cost management efforts in our banking business and higher trading results in certain of our fixed income and foreign exchange businesses. These factors were partially offset by the prior year gain related to the Visa Inc. restructuring, weak equity origination activity, and lower M&A and debt origination activities.

U.S. net income of $152 million was down $626 million, or 80%, compared to the prior year, largely reflecting significantly higher writedowns and provision for credit losses and lower equity and debt origination activities. The unfavourable impact of the stronger Canadian dollar on the translation of our U.S. dollar-denominated earnings also contributed to the decrease. These factors were partially offset by the reduction of the Enron-related litigation provision, lower variable compensation commensurate with weaker results and higher trading revenue in certain of our fixed income and foreign exchange businesses and the gain on fair value adjustments on RBC debt designated as held-for-trading.

Other International net income was $416 million, down $381 million from the prior year, mainly reflecting writedowns in our capital held-for-trading, increased earnings from our RBTT acquisition reflecting loan and deposit growth, and business growth at RBC Dexia IS.

2007 vs. 2006

Net income in Canada was $3,917 million, up $740 million, or 23%, compared to 2006, largely reflecting strong volume and balance growth in our domestic banking and wealth management businesses and a gain related to the Visa Inc. restructuring. The increase was partially offset by higher costs due to increased business levels and growth initiatives, as well as higher provision for credit losses and higher credit card customer loyalty reward program costs.

U.S. net income of $778 million was up $8 million, or 1%, from 2006, primarily reflecting solid revenue growth from our acquisitions and improved equity origination and M&A activities. This was offset mostly by the negative impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated earnings, increased costs in support of business growth and higher provision for credit losses.

Other International net income of $797 million was up $16 million, or 2%, from 2006, partly due to stronger Insurance results and growth at RBC Dexia IS, largely offset by lower trading results due to writedowns.

Quarterly financial information

Results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic conditions and competition. The following table summarizes our results for the last eight quarters.

Quarterly results — Table 25

(C$ millions, except per share amounts)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1
Net interest income	$ 2,709	$ 2,301	$ 2,209	$ 2,141	$ 1,998	$ 1,965	$ 1,889	$ 1,850
Non-interest income	2,360	3,611	2,745	3,506	3,617	3,515	3,780	3,848
Total revenue	$ 5,069	$ 5,912	$ 4,954	$ 5,647	$ 5,615	$ 5,480	$ 5,669	$ 5,698
Provision for credit losses	619	334	349	293	263	178	188	162
Insurance policyholder benefits, claims and acquisition expense	(86)	553	548	616	637	343	677	516
Non-interest expense	2,989	3,272	2,970	3,120	3,093	3,165	3,148	3,067
Net income before income taxes and non-controlling interest in subsidiaries	$ 1,547	$ 1,753	$ 1,087	$ 1,618	$ 1,622	$ 1,794	$ 1,656	$ 1,953
Income taxes	428	442	156	343	255	349	353	435
Non-controlling interest in net income of subsidiaries	(1)	49	3	30	43	50	24	24
Net income	$ 1,120	$ 1,262	$ 928	$ 1,245	$ 1,324	$ 1,395	$ 1,279	$ 1,494
Earnings per share – basic	$ .82	$ .93	$ .70	$ .96	$ 1.02	$ 1.07	$ .99	$ 1.16
– diluted	$ .81	$ .92	$ .70	$ .95	$ 1.01	$ 1.06	$ .98	$ 1.14
Segment net income (loss)								
Canadian Banking	$ 676	$ 709	$ 604	$ 673	$ 797	$ 596	$ 566	$ 586
Wealth Management	116	186	182	181	180	177	194	211
Insurance	59	137	104	89	102	103	52	185
International Banking	(206)	(16)	38	31	21	87	67	67
Capital Markets	584	269	13	304	186	360	350	396
Corporate Support	(109)	(23)	(13)	(33)	38	72	50	49
Net income	$ 1,120	$ 1,262	$ 928	$ 1,245	$ 1,324	$ 1,395	$ 1,279	$ 1,494
Period average US$ equivalent of C$1.00 (1)	$ .901	$ .988	$ .994	$ 1.002	$ 1.001	$ .937	$ .874	$ .861
Period-end US$ equivalent of C$1.00	.830	.977	.993	.996	1.059	.937	.901	.850

(1) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Seasonality

Seasonal factors impact our results in most quarters. The second quarter has fewer days than the other three quarters, resulting in a decrease primarily in net interest income and certain expense items. The third and fourth quarters include the summer months during which market activity frequently slows, negatively impacting the results of our capital markets, brokerage and investment management businesses.

Impact of economic and market conditions

In general, as economic conditions have deteriorated since the fourth quarter of 2007, our businesses have been unfavourably impacted. The decline in economic conditions is primarily attributable to volatility and uncertainty in global financial markets. For a further discussion, refer to the Overview of 2008 section.

The Canadian dollar generally strengthened over the last eight quarters, resulting in a lower translated value of our U.S. dollar-denominated earnings, primarily in our wholesale banking business and U.S. retail operations. This was partially offset by a sharp depreciation of the Canadian dollar since the second quarter of 2008.

Overview and consolidated results

Over the last eight quarters, our results were affected by a number of favourable and unfavourable items or events.

- Our last five quarters were adversely impacted by writedowns of $3,178 million due to the market environment, partly offset by the $672 million reduction to income taxes, $610 million in compensation adjustments and the gain on fair value adjustments on RBC debt designated as held-for-trading.
- In the fourth quarter of 2008, we recorded a reduction of the $542 million Enron-related litigation provision and an increase to the general allowance of $145 million.
- Our fourth quarter of 2007 results included a positive gain related to the Visa Inc. restructuring ($326 million) and a charge related to our credit card customer loyalty reward program ($121 million).
- The first quarter of 2007 included a favourable adjustment related to the reallocation of foreign investment capital.
- Our results over the last eight quarters were impacted by the acquisition of certain businesses.

Our consolidated net income generally exceeded $1 billion over the last eight quarters, reflecting sustained performance across most of our businesses, despite the impact of writedowns in the past five quarters and the lower translated value of our U.S. dollar-denominated earnings.

Provision for credit losses trended higher over the past eight quarters from the cyclically low level in early 2007, which primarily reflected a generally benign credit environment. Portfolio growth and higher impairments, due primarily to the U.S. housing market and corporate loan portfolios, have driven the upward trend. The significant increase in the fourth quarter of 2008 included an increase in the specific provision, primarily reflecting deterioration in U.S. portfolios and the foreign exchange impact of the depreciation of the Canadian dollar compared to the U.S. dollar. An increase in the general allowance in the fourth quarter of 2008, reflecting portfolio volume growth and weaker credit quality, also contributed to the increase.

Non-interest expense generally increased over the period, primarily reflecting recent acquisitions and higher spending in support of our growth initiatives. The decrease in the fourth quarter of 2008 was largely due to the reduction of the Enron-related litigation provision. The second quarter of 2008 and fourth quarter of 2007 decreases were primarily due to lower variable compensation, in line with lower earnings resulting from writedowns. The increase over the period was partially offset by a reduction in the translation of our U.S. dollar-denominated expenses during most of the period.

PBCAE fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from the change in fair value of investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments. The impact of the financial instruments accounting standards implemented in the first quarter of 2007 introduced additional volatility to this line. Other than claims experience and actuarial liability adjustments, these items are predominantly offset in insurance-related revenue.

Our effective income tax rate generally trended downward over the period, other than the third and fourth quarters of 2008, which reflected a higher tax rate on the reduction of the Enron-related litigation provision in the fourth quarter and a lower portion of income in jurisdictions with lower income tax rates. The decrease in our effective tax rate was largely due to a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends) and a reduction in the statutory Canadian corporate income tax rate in 2008 versus 2007. The last five quarters were also impacted by writedowns, which were recorded in jurisdictions with higher income tax rates. The Visa Inc. restructuring gain in the fourth quarter of 2007 which was taxed at the capital gains tax rate also contributed to the decrease in rates in 2007.

Non-controlling interest in net income of subsidiaries fluctuated over the period, which depends on the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.

Business segment results

Canadian Banking net income generally trended higher over the last eight quarters, reflecting solid volume growth across most businesses and effective cost management efforts, partially offset by spread compression. Our results in the second quarter of 2008 were unfavourably impacted by the loss on the redemption of our shares in connection with the Visa Inc. initial public offering (IPO) of $35 million. The fourth quarter of 2007 included the Visa Inc. restructuring gain and the credit card customer loyalty reward program charge.

Wealth Management net income generally remained stable over the last eight quarters driven largely by growth in fee-based client assets and increased fee-based revenue from our PH&N acquisition. The decrease in the fourth quarter of 2008 was largely due to lower transaction volumes in our full-service brokerage business and lower fees amid the uncertainty in global financial markets.

Insurance results fluctuated over the last eight quarters. The decrease in earnings in the fourth quarter of 2008 was mainly due to investment losses on disposals and impairments as well as impacts from equity market movements. The decrease in earnings in the second quarter of 2007 was primarily due to higher disability claims experience. The first quarter of 2007 was favourably impacted by an adjustment related to the reallocation of foreign investment capital and net actuarial liability adjustments.

International Banking net income fluctuated over the period. The past several quarters were impacted by reported writedowns and losses and higher provision for credit losses, primarily in our U.S. banking business. The fourth quarter of 2008 was most significantly impacted by these factors.

Capital Markets results fluctuated over the period, impacted by the writedowns due to ongoing weakness in the market environment since the fourth quarter of 2007. However, given the diversification of our business, certain of our trading products benefited from the market volatility and lower interest rate environment. The fourth quarter of 2008 was positively impacted by the reduction of the Enron-related litigation provision.

Fourth quarter net income of $1,120 million was down $204 million, or 15%, from a year ago. Our results were primarily impacted by higher writedowns of $1,003 million as compared to $393 million in the prior year, which reduced net income by $532 million after tax and related compensation adjustments, compared to $173 million a year ago, resulting from continued deterioration in the financial markets, weaker results in our equity trading businesses and higher provision for credit losses. These factors were partly offset by the reduction of the Enron-related litigation provision, revenue growth in certain of our fixed income and foreign exchange businesses, the gain on fair value adjustments on RBC debt designated as held-for-trading, and volume growth in our banking-related and wealth management businesses. Our prior year results were also impacted by a gain related to the Visa Inc. restructuring.

Total revenue decreased $546 million, or 10%, from a year ago, primarily due to lower insurance-related revenue, higher writedowns of $1,003 million compared to $393 million a year ago, and weaker results in our equity trading businesses. Our prior year results were also impacted by a gain related to the Visa Inc. restructuring. These factors were partially offset by revenue growth in certain of our fixed income and foreign exchange businesses, loan and deposit growth, partly reflecting our acquisitions and the gain on fair value adjustments on RBC debt designated as held-for-trading.

Provision for credit losses was $619 million as compared to a provision of $263 million a year ago. The provision includes an increase to the general allowance of $145 million ($98 million after-tax) commensurate with volume growth in the Canadian retail portfolio and continued weakness in the U.S. retail and commercial portfolios, and higher impaired loans related to our U.S. residential builder finance and commercial and retail portfolios. Higher provisions and lower recoveries in our corporate lending portfolio also contributed to the increase.

Insurance policyholder benefits, claims and acquisition expense decreased $723 million, or 114%, from the prior year, due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in revenue. Additionally, there was a higher level of favourable net actuarial adjustments related to management actions and assumption changes in the current quarter. These factors were partially offset by costs commensurate with business growth.

Non-interest expense decreased $104 million, or 3%, compared to the prior year, primarily reflecting the reduction of the Enron-related litigation provision and lower stock-based compensation expense in our U.S. brokerage businesses in Wealth Management due to the favourable decline in fair value of our earned compensation liability. These factors were partially offset by additional costs in support of our growth initiatives, including our acquisitions of RBTT, ANB, FBW, PH&N and J.B. Hanauer, and the unfavourable impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated expenses. In addition, we incurred a total charge of $42 million ($30 million after-tax) related to our auction rate securities settlement with U.S. regulators, of which $25 million ($19 million after-tax) was recorded in Wealth Management, with the remainder charged to Capital Markets, which is comprised of the estimated difference between par value and current valuations, and a penalty. The actual financial impact of the repurchase offer will depend on the number of clients who accept the repurchase offer, and market conditions at the time of acceptance. Further, a provision for $37 million ($22 million after-tax) to support clients of FBW invested in the Reserve Primary Fund (a U.S. money market fund) that was managed by a third-party provider and writedowns related to the cancellation of the Canadian industry-wide payments initiatives also offset the decrease in non-interest expense.

Business segment results

Results by business segment — Table 26

	2008							2007	2006
(C$ millions)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Total	Total
Net interest income	$ 6,718	$ 468	$ –	$ 1,330	$ 1,839	$ (995)	$ 9,360	$ 7,702	$ 6,796
Non-interest income	2,868	3,519	2,610	771	2,096	358	12,222	14,760	13,841
Total revenue	$ 9,586	$ 3,987	$ 2,610	$ 2,101	$ 3,935	$ (637)	$ 21,582	$ 22,462	$ 20,637
Provision for (recovery of) credit losses	867	1	–	497	183	47	1,595	791	429
Insurance policyholder benefits, claims and acquisition expense	–	–	1,631	–	–	–	1,631	2,173	2,509
Non-interest expense	4,758	3,038	576	1,876	2,121	(18)	12,351	12,473	11,495
Net income before income taxes and non-controlling interest in net income of subsidiaries	$ 3,961	$ 948	$ 403	$ (272)	$ 1,631	$ (666)	$ 6,005	$ 7,025	$ 6,204
Net income	$ 2,662	$ 665	$ 389	$ (153)	$ 1,170	$ (178)	$ 4,555	$ 5,492	$ 4,757
Return on equity (ROE) (2)	38.1%	23.3%	32.8%	(3.4)%	20.5%	(6.2)%	18.0%	24.6%	23.5%
Return on risk capital (RORC) (2)	52.2%	64.9%	37.1%	(8.1)%	24.5%	n.m.	29.6%	37.4%	36.7%
Average assets (3)	$ 232,300	$ 16,900	$ 12,600	$ 51,300	$ 340,300	$ (3,100)	$ 650,300	$ 581,000	$ 502,300

(1) Net interest income, total revenue and net income before income taxes are presented in Capital Markets on a taxable equivalent basis. The taxable equivalent basis adjustment is eliminated in the Corporate Support segment. For a further discussion, refer to the How we measure and report our business segments section.
(2) Average risk capital and the Return on risk capital are key performance measures. For further details, refer to Key performance and non-GAAP measures section.
(3) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
n.m. not meaningful

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way that business segment is managed. This approach is intended to ensure that our business segments' results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results.

The following highlights the key aspects of how our business segments are managed and reported:

- Canadian Banking reported results include securitized Canadian residential mortgage and credit card loans and related amounts for income and provision for credit losses. The average securitized residential mortgage and credit card loans included as at October 31, 2008 were $22 billion and $4 billion, respectively.
- Wealth Management reported results include additional disclosures in U.S. dollars for its U.S. & International Wealth Management business, as we review and manage the results of this business largely in U.S. dollars.
- Insurance reported results include the change in fair value of the investments backing our policyholder liabilities recorded as revenue. This impact is largely offset in policyholder benefits, claims and acquisition expense.
- International Banking reported results include additional disclosure in U.S. dollars for its banking business, as we review and manage the results of this business largely in U.S. dollars.
- Capital Markets results are reported on a taxable equivalent basis (teb), which grosses up net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective taxable equivalent value with a corresponding offset recorded in the provision for income taxes. This increases comparability between taxable and tax-advantaged sources of revenue.
- Corporate Support results include all enterprise-level activities that are undertaken for the benefit of the organization that are not allocated to our five business segments, such as enterprise funding, securitizations and net charges associated with unattributed capital. The reported results of the Corporate Support segment also reflect consolidation adjustments, including the elimination of the teb adjustments recorded in Capital Markets. We record teb adjustments in Capital Markets and record elimination adjustments in Corporate Support. We believe these adjustments are useful and reflect how Capital Markets manages its business since it increases the comparability of revenue and related ratios across taxable and our principal tax-advantaged source of revenue. The use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts disclosed by other financial institutions. The teb adjustment for 2008 was $410 million (2007 – $332 million, 2006 – $213 million).

Key methodologies

The following outlines the key methodologies and assumptions used in our management reporting framework. These assumptions and methodologies are periodically reviewed by management to ensure they remain valid.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise-level activities that are not allocated to our five business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

Expense allocation

In order to ensure that our business segments' results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by GTO and Global Functions, which were directly undertaken or provided on the business segments' behalf. For other costs not directly attributable to our business segments, including overhead costs and other indirect expenses, we use our management reporting framework for allocating these costs to each business segment in a manner that reflects the underlying benefits.

Capital attribution

Our framework also assists in the attribution of capital to our business segments in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment. The amount of capital assigned to each business segment is referred to as attributed capital. Unattributed capital and associated net charges are reported in Corporate Support.

The capital attribution methodologies, detailed in the Capital management section, involve a number of assumptions and estimates that involve judgment and are revised periodically. Any changes to these factors directly impact other measures such as business segment return on average common equity and return on average risk capital.

Funds transfer pricing

Our funds transfer pricing methodology is used to allocate interest income and expense to each business segment. This allocation considers the interest rate risk, liquidity risk and regulatory requirements of our business segments. Our business segments may retain certain interest rate exposures subject to management approval that would be expected in the normal course of operations. Other activities conducted between our business segments are generally conducted at market rates.

Changes made in 2008

The following highlights the key changes we made to our management reporting framework and business segments during the year. Unless specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results. We have summarized changes made in 2008 below.

- In the fourth quarter of 2008, our segment results for Corporate Support included changes in the Allowance for credit losses – General allowance. Group Risk Management effectively controls the general allowance through its monitoring and oversight of various portfolios of loans throughout the enterprise and reviews the general allowance by product type on a quarterly basis. Prior to the fourth quarter of 2008, changes in the Allowance for credit losses – General Allowance were included in Canadian Banking, International Banking and Capital Markets. We have reflected this management change prospectively as of the fourth quarter of 2008. Comparative segment results were not restated to reflect this management change given the insignificance of its impact on comparative periods. This change does not impact our previously reported consolidated financial information. For further information regarding the changes to the general allowance during 2008, refer to our Corporate Support segment discussion.
- We created our Insurance segment, formerly a business under Canadian Banking, and renamed our U.S. & International Banking segment International Banking. The historical comparative segment financial information was restated to reflect the realignment of our business segments. The restated historical segment financial information for Canadian Banking and Insurance did not impact our previously reported consolidated financial information.

- We revised our gross insurance premiums and deposits balances in Insurance to include our segregated funds deposits, consistent with insurance industry practices.
- We transferred management oversight of our Wealth Management U.S. subprime and CDO AFS portfolio to Corporate Support, where we have greater expertise in managing these types of investments, particularly during current market conditions. Comparative segment results were not revised to reflect this management change given the insignificance of its impact on comparative periods.
- We revised the calculation for assets under administration for Canadian Banking to reflect the inclusion of mutual funds sold through our Canadian branch network.
- We enhanced our Economic Capital methodologies and parameters, which mainly resulted in a decrease of capital for non-trading market risk allocated to our business segments and to an increase of capital for credit risk allocated to Capital Markets.

Impact of foreign exchange rates on our business segments

The translated value of our business segment results is impacted by fluctuations in the respective exchange rates relative to the Canadian dollar. Wealth Management, International Banking and Capital Markets each have significant U.S. dollar-denominated operations, while International Banking also has significant Euro-denominated results related to RBC Dexia IS, and Capital Markets also has significant British pound-denominated operations.

In 2008, the Canadian dollar exchange rate appreciated 6% and 10% on average relative to the U.S. dollar and British pound, respectively, and depreciated 4% on average relative to the Euro compared to a year ago. Our revenue was unfavourably impacted by the lower translated value of foreign currency-denominated revenue as a result of the strong appreciation of the Canadian dollar during most of the period, with the effects being more pronounced in the first half of 2008. As a result of the impact of the changes in the respective exchange rates from last year, Wealth Management net income was down $24 million, International Banking net loss increased $40 million, while Capital Markets net income was up $12 million. For further discussion, refer to the applicable business segment results section.

Key performance and non-GAAP measures

Key performance measures

Return on equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and segment levels, as measures of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, average attributed capital, or Economic Capital, includes attributed risk capital required to underpin various risks as described in the Capital Management section and amounts invested in goodwill and intangibles (1).

RORC is used to measure returns on capital required to support the risks related to ongoing operations. Our RORC calculations are based on net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed capital).

The attribution of capital and risk capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of the ROE and RORC calculations.

(1) For internal allocation and measurement purposes, total attributed capital is deemed by management to comprise amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). The difference between total average common equity and average attributed capital is classified as Unattributed capital, which is reported in Corporate Support for segment reporting purposes.

Calculation of Return on equity and Return on risk capital

Table 27

(C$ millions, except for percentage amounts) (1), (2)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$ 2,634	$ 653	$ 385	$ (174)	$ 1,147	$ (191)	$ 4,454	$ 5,404	$ 4,668
Average risk capital (2)	$ 5,050	$ 1,000	$ 1,050	$ 2,150	$ 4,700	$ 1,100	$ 15,050	$ 14,450	$ 12,750
Add: Unattributed capital	–	–		–	–	2,000	2,000	2,000	2,550
Goodwill and intangible capital	1,850	1,800	100	3,050	900	–	7,700	5,550	4,600
Average equity (3)	$ 6,900	$ 2,800	$ 1,150	$ 5,200	$ 5,600	$ 3,100	$ 24,750	$ 22,000	$ 19,900
Return on equity (ROE)	38.1%	23.3%	32.8%	(3.4)%	20.5%	(6.2)%	18.0%	24.6%	23.5%
Return on risk capital (RORC)	52.2%	64.9%	37.1%	(8.1)%	24.5%	n.m.	29.6%	37.4%	36.7%

(1) Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. ROE and RORC measures are based on actual balances before rounding.
(2) Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details, refer to the Capital management section.
(3) The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m. not meaningful

Non-GAAP measures

2008 Defined operating leverage

We use and report defined operating leverage consistent with our management framework. Defined operating leverage does not have a standardized meaning under GAAP and is not necessarily comparable with similar information reported by other financial institutions.

Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is presented on a taxable equivalent basis, while the impact of consolidated VIEs is excluded as they have no material impact on our earnings. Insurance results are excluded as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which is not captured in our defined operating leverage calculation.

The following table shows the defined operating leverage ratio calculation.

2008 Defined operating leverage Table 28

(C$ millions, except percentage amounts)	2008	2007 (1)	Change
Total revenue	$ 21,582	$ 22,462	
Add: teb adjustment	410	332	
Less: Revenue related to VIEs	(48)	31	
Less: Insurance revenue	2,610	3,192	
Less: Impact of the financial instruments accounting standards	–	83	
Total revenue (adjusted)	$ 19,430	$ 19,488	(.3)%
Non-interest expense	$ 12,351	$ 12,473	
Less: Insurance-related non-interest expense	576	537	
Non-interest expense (adjusted)	$ 11,775	$ 11,936	(1.3)%
Defined operating leverage			1.0%

(1) Our revenue in 2007 excluded accounting adjustments related to the financial instruments accounting standards.

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses. This segment comprises Personal Financial Services, Business Financial Services, and Cards and Payment Solutions.

Canadian Banking provides a broad suite of financial products and services to over 10 million individual and business clients through our extensive branch, ATM, online and telephone banking networks, as well as through a large number of proprietary sales professionals. We have top rankings in market share for most retail product categories.

Highlights

- We expanded our network by opening 28 new branches and adding 214 ATMs. Our various sales forces were provided with specific training to enhance their capabilities to deliver insightful, relevant financial advice and tailored banking solutions to our clients.
- We enhanced our online capabilities by providing options for eStatements, a secure message centre and various self-serve tools such as Creditor Selector, making it easier for our clients to do business with us.
- Various new products, such as the U.S. dollar high-interest savings account, Visa Infinite Avion card and the Business Investment Account were launched to help clients meet their expanding financial needs.
- We completed the acquisition of ABN AMRO N.V.'s Canadian commercial leasing division which enhances our ability to provide clients with a comprehensive range of financial services and specialized products through a broader sales distribution network.

Economic and market review

As discussed in the 2008 Economic and market review in the Overview of 2008 section, the reduction in the overnight rate from 4.25% to 2.25% helped maintain solid, but moderating demand for our mortgage and consumer credit. However, this reduction has also reduced spreads on personal deposits and business loans. Employment levels remained relatively high in Canada during 2008, which helped maintain solid consumer spending and sales in our deposit and investment products. Competition for guaranteed investment certificates (GIC) and other deposit products intensified, with tighter credit conditions and increased consumer demand for fixed income investments given the sharp declines in equity investments, capital markets and volatility in financial and equity markets.

Canadian Banking financial highlights — Table 29

(C$ millions, except number of and percentage amounts)	2008	2007	2006
Net interest income	$ 6,718	$ 6,353	$ 5,816
Non-interest income	2,868	2,976	2,532
Total revenue	$ 9,586	$ 9,329	$ 8,348
Provision for credit losses	867	788	604
Non-interest expense	4,758	4,748	4,510
Net income before income taxes and non-controlling interest in subsidiaries	$ 3,961	$ 3,793	$ 3,234
Net income	$ 2,662	$ 2,545	$ 2,124
Key ratios			
Return on equity (1)	38.1%	34.9%	32.2%
Return on risk capital (1)	52.2%	48.1%	44.6%
Net interest margin (2)	2.98%	3.17%	3.22%
Operating leverage (3)	2.6%	6.5%	4.4%
Selected average balance sheet information (4)			
Total assets (5)	$ 232,300	$ 207,500	$ 187,600
Total earning assets (5)	225,200	200,400	180,500
Loans and acceptances (5)	225,000	199,200	179,000
Deposits	155,000	147,100	139,200
Attributed capital (1)	6,900	7,200	6,500
Risk capital (1)	5,050	5,250	4,700
Other information			
Assets under administration (6)	$ 109,500	$ 120,200	$ 101,100
Number of employees (full-time equivalent)	24,222	23,930	23,001
Credit information			
Gross impaired loans as a percentage of average net loans and acceptances	.36%	.35%	.33%
Specific PCL as a percentage of average net loans and acceptances	.39%	.39%	.34%

(1) Segment Return on equity, Average risk capital and Return on risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.
(2) NIM is calculated as Net interest income divided by Average total earning assets. Average total earning assets are calculated using methods intended to approximate the average earning asset balances for the period.
(3) Defined as the difference between revenue growth rate and non-interest expense growth rate.
(4) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(5) Total assets, Total earning assets, and Loans and acceptances include average securitized residential mortgage and credit card loans for the year of $22 billion and $4 billion, respectively (2007 – $19 billion and $4 billion; 2006 – $15 billion and $4 billion).
(6) In 2008, AUA was revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.

Revenue by business line (C$ millions)


10,000
8,000
6,000
4,000
2,000
0
2006
2007
2008
Cards and Payment Solutions
Business Financial Services
Personal Financial Services

Financial performance

2008 vs. 2007

Net income increased $117 million, or 5%, compared to the prior year, reflecting solid volume growth across all businesses and effective cost management efforts, which were partially offset by spread compression and increased provisions for credit losses. Our prior year results reflected the $326 million ($269 million after-tax) gain related to the Visa Inc. restructuring, partially offset by a charge related to our credit card customer loyalty reward program of $121 million ($79 million after-tax).

Total revenue increased $257 million, or 3%, over the prior year. This increase reflected continued solid volume growth across all businesses and higher foreign exchange revenue, service fees and mutual fund distribution fees, which were partially offset by spread compression. Our prior year results included the gain related to the Visa Inc. restructuring, partially offset by the points liability cost, as noted above.

Net interest margin decreased 19 bps from a year ago, largely reflecting the impact of changes in our retail product mix attributable to growth in our home equity lending and high-interest savings account products, the lower interest rate environment and continued competitive pressures.

Provision for credit losses increased $79 million, or 10%, reflecting portfolio growth and higher loss rates in our credit cards and personal loan portfolios.

Non-interest expense of $4,758 million was essentially flat, as higher sales and service expenses in our banking branch network in support of business growth and project spending were largely offset by lower operational support and infrastructure costs.

Average assets increased $25 billion, or 12%. The increase was largely due to solid loan growth, mainly in our home equity products, underpinned by our successful execution of growth initiatives and a solid housing market. Average deposits were up $8 billion, or 5%, from a year ago, largely due to volume growth in business and personal deposits, including our high-interest savings account products.

Inc. restructuring. This was partially offset by higher costs in support of business growth, increased provision for credit losses, the receipt of a fee related to the termination of an agreement in 2006 and higher credit card customer loyalty reward program costs in 2007.

Total revenue was up $981 million, or 12%, over 2006. The increase was largely attributable to strong volume growth across all businesses and the gain related to the Visa Inc. restructuring. These factors were partly offset by the receipt of a fee related to the termination of an agreement in 2006 and higher credit card customer loyalty reward program costs.

Net interest margin decreased 5 bps from 2006, primarily reflecting the impact of changes in our product mix.

Provision for credit losses increased $184 million, or 30%, from 2006, which had been at a cyclically low level. The increase was mainly attributable to higher provisions in our business, credit card and personal loan portfolios, reflecting higher loss rates and portfolio growth.

Non-interest expense increased $238 million, or 5%, compared to 2006. The increase was largely attributable to higher costs in support of business growth, including a 4% increase in sales and service personnel, as well as higher costs from system development, professional fees and, sundry losses.

Outlook and priorities

As discussed in the Outlook and medium-term objectives section, early signs of moderating housing and labour demand have tempered the outlook for growth and may have an unfavourable impact on our loan and deposit business. The lack of liquidity in credit markets will likely continue into next year and keep the cost of funding at elevated levels, resulting in continued spread compression. Expanding our distribution network and introducing new products and services will augment steady growth in our different businesses. We anticipate some deterioration in the quality of our credit portfolio and expect loss rates to be manageable, given the diversification and quality of our portfolios. We expect that various government interventions, supported by the lagged effects of monetary policy actions, should improve the credit markets in the near term. While still sensitive to the macro environment, we expect our business to grow at a moderate pace.

Key strategic priorities for 2009

- Continue to make it easier for clients to do business with us through innovative products and services, improved processes and increased accessibility.
- Continue to deliver a superior client experience.
- Deliver insightful, relevant financial advice and solutions to retain and attract clients in specific markets, geographies and life stages.
- Align our infrastructure, products and services, sales and retail capabilities to drive future growth, efficiencies and client value.

Personal Financial Services focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of financing and investment products and services, including home equity financing, personal lending, deposit accounts, mutual funds and self-directed brokerage accounts, GICs and Canadian private banking. We rank first or second in market share for most personal banking products and our retail banking network is the largest in Canada with 1,174 branches and 4,149 ATMs.

Financial performance

Total revenue increased $233 million, or 5%, over the prior year, largely due to solid volume growth in residential mortgages, personal loans and deposits, offset partially by some spread compression. Fee-based revenue grew on higher foreign exchange volumes and certain pricing changes. Mutual fund distribution fees also increased this year due to higher average mutual fund balances, despite a significant decline in balances in the fourth quarter of 2008.

Average residential mortgage balances and personal loans were up by 15% and 13%, respectively, over last year, supported by relatively low interest rates, a solid housing market and growth in our market share for mortgages. Average personal deposit balances grew 16% from a year ago, driven by the success of our key savings products, including our high-interest savings account products.

Selected highlights Table 30

(C$ millions)	2008	2007	2006
Total revenue	$ 5,315	$ 5,082	$ 4,621
Other information			
Residential mortgages (1)	129,800	113,200	100,800
Personal loans (1)	43,700	38,700	34,600
Personal deposits (1)	41,200	35,500	33,600
Personal GICs (1)	55,600	57,900	57,000
Branch mutual fund balances (2)	58,000	66,900	56,500
AUA – Self-directed brokerage (2)	26,500	28,300	23,200
New deposit accounts opened (thousands) (3)	1,129	1,066	769
Number of:			
Branches	1,174	1,146	1,117
Automated teller machines	4,149	3,946	3,847

(1) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(2) Represents year-end spot balances.
(3) Deposit accounts only.

Average residential mortgages, personal loans and deposits (C$ millions)


150,000
120,000
90,000
60,000
30,000
0
50,000
40,000
30,000
20,000
10,000
0
Residential mortgages
Personal loans
Personal deposits
2006 2007 2008 2006 2007 2008

Business Financial Services

Business Financial Services offers a wide range of lending, leasing, deposit, investment, foreign exchange, cash management and trade products and services to small and medium-sized businesses and commercial, agriculture and agribusiness clients across Canada. Our extensive business banking network includes over 100 business banking centres and over 2,000 business account managers. Our strong commitment to our clients has resulted in leading market share in business loans and deposits.

Financial performance

Total revenue increased $140 million, or 6%, over the prior year, largely attributable to solid volume growth in business loans and deposits, partially offset by lower spreads on deposits due to an overall decline in interest rates.

Average business loans and deposits increased 8%, primarily driven by continued solid business spending and on the successful introduction of new deposit accounts.

Selected highlights Table 31

(C$ millions)	2008	2007	2006
Total revenue	$ 2,441	$ 2,301	$ 2,141
Other information (average) (1)			
Business loans (2)	39,900	36,900	34,400
Business deposits (3)	58,000	53,700	48,600

(1) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(2) Includes small business loans treated as retail and wholesale loans.
(3) Includes GIC balances.

Average business loans and deposits (C$ millions)


40,000
32,000
24,000
16,000
8,000
0
60,000
48,000
36,000
24,000
12,000
0
Business loans
Business deposits
2006 2007 2008 2006 2007 2008

Cards and Payment Solutions provides a wide array of convenient and customized credit cards and related payment products and solutions.

In addition, this business line includes our 50% interest in Moneris Solutions, Inc., our merchant card processing joint venture with the Bank of Montreal. We have over 5 million credit card accounts and have an approximately 20% market share of Canada's credit card purchase volume.

Financial performance

Total revenue decreased $116 million, or 6%, from 2007, largely due to the Visa Inc. restructuring gain in the prior year and the loss on the mandatory redemption of our Visa Inc. shares in connection with Visa's IPO in 2008. Spread compression in the current year also contributed to the decrease. Partially offsetting the decrease in revenue was strong growth in credit card loan balances and transaction volume growth of 11% and 11%, respectively, and the points liability cost in the prior year.

Selected highlights Table 32

(C$ millions)	2008	2007	2006
Total revenue	$ 1,830	$ 1,946	$ 1,586
Other information			
Average credit card balances (1)	12,400	11,200	9,900
Net purchase volumes	52,600	47,200	41,500

(1) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

Average credit card balances and net purchase volumes (C$ millions)



15,000
12,000
9,000
6,000
3,000
0
60,000
48,000
36,000
24,000
12,000
0
2006 2007 2008
2006 2007 2008
Average credit card balances
Net purchase volumes

Wealth Management

Wealth Management businesses serve affluent and high net worth clients around the world, and provide asset management and estate and trust services directly to clients and through our internal partners and third-party distributors. This segment comprises Canadian Wealth Management, U.S. & International Wealth Management and Global Asset Management.

Highlights

- We grew to more than 4,000 client-facing advisors through acquisitions, competitive hiring and recruiting programs.
- In acquiring PH&N, we supported both Canadian Wealth Management and Global Asset Management by adding almost $68 billion of assets under management and an experienced team of wealth management professionals.
- We extended the reach of U.S. & International Wealth Management by acquiring FBW, a full-service U.S. broker-dealer with 42 branch offices, approximately US$19 billion in assets under administration and more than 300 experienced financial consultants. We also opened a new office in Latin America, and, in co-operation with Capital Markets, in India.
- Global Asset Management continued its sales leadership in Canada, with $8.8 billion in total mutual fund net sales in fiscal 2008.

Economic and market review

As discussed in the 2008 Economic and market review in the Overview of 2008 section, the challenging capital market and economic conditions persisted throughout the year and significantly impacted the results of our business. This led to a decline in the value of client assets, as well as lower transaction volumes in our brokerage businesses in Canada and in the U.S., and contributed to a modest decline in the value of client assets internationally. In addition, the stronger Canadian dollar negatively impacted the translation of our U.S. dollar-denominated earnings.

Our U.S. brokerage business maintains a stock-based compensation plan that allows eligible employees to allocate deferred earnings to purchase our common shares or various mutual funds which we economically hedge. The impact of accounting volatility as a result of the current market environment has unfavourably affected our earnings during the current year due to a decline in the fair value of certain securities used to economically hedge the compensation plan, which was partially offset by gains from the decline in the fair value of the earned compensation liability.

Wealth Management financial highlights			Table 33
(C$ millions, except number of and percentage amounts)	2008	2007	2006
Net interest income	$ 468	$ 427	$ 397
Non-interest income			
Fee-based revenue	2,276	2,109	1,745
Transactional and other revenue	1,243	1,456	1,345
Total revenue	$ 3,987	$ 3,992	$ 3,487
Provision for credit losses	1	1	1
Non-interest expense	3,038	2,902	2,613
Net income before income taxes and non-controlling interest in subsidiaries	$ 948	$ 1,089	$ 872
Net income	$ 665	$ 762	$ 604
Key ratios			
Return on equity (1)	23.3%	32.4%	27.8%
Return on risk capital	64.9%	65.1%	59.3%
Pre-tax margin (2)	23.8%	27.3%	25.0%
Selected average balance sheet information (3)			
Total assets	$ 16,900	$ 16,600	$ 15,100
Loans and acceptances	5,200	4,600	4,400
Deposits	26,900	24,900	22,100
Attributed capital (1)	2,800	2,300	2,150
Risk capital (1)	1,000	1,150	1,050
Other information			
Revenue per advisor (000s) (4)	$ 731	$ 787	$ 702
Assets under administration	495,100	488,500	476,500
Assets under management	222,600	161,200	142,800
Number of employees (full-time equivalent)	10,954	9,621	9,666
Number of advisors (4)	3,578	3,118	3,001

Impact of US$ translation on selected items	2008 vs. 2007
Increased (decreased) total revenue	$ (91)
Increased (decreased) non-interest expense	(60)
Increased (decreased) net income	(24)
Percentage change in average US$ equivalent of C$1.00 (5)	6%

(1) Segment Return on equity, Return on risk capital and risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.
(2) Pre-tax margin is defined as net income before income taxes and non-controlling interest in subsidiaries dividend by total revenue.
(3) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4) Includes investment advisors and financial consultants of our Canadian and U.S. full-service brokerage businesses.
(5) Average amounts are calculated using month-end spot rates for the year.

Revenue by business line (C$ millions)



5,000
4,000
3,000
2,000
1,000
0
2006
2007
2008
Global Asset Management
Canadian Wealth Management
U.S. & International Wealth Management

Financial performance

2008 vs. 2007

Net income for the year of $665 million decreased $97 million, or 13%, from a year ago, mainly due to lower transaction activity amid continued uncertainty in global capital markets, the unfavourable impact of the stock-based compensation plan, the stronger Canadian dollar on the translation of our U.S. dollar-denominated earnings and items related to the Reserve Primary Fund and auction rate securities as noted below. The favourable impact of the foreign exchange translation gain on certain deposits related to the implementation of the financial instruments accounting standards in the prior year also reduced net income. These factors were partially offset by increased earnings and fee-based revenue from our PH&N acquisition and solid growth in fee-based client assets throughout most of the year.

Total revenue was flat compared to the prior year and included increased fee-based revenue driven by higher fee-based client assets, reflecting higher net sales and the addition of more experienced advisors, and the contribution of PH&N's private counsel and asset management businesses. Increased fee-based client assets were impacted by significant capital depreciation in the latter part of the year due to the general decline in asset valuations amid continued uncertainty in global capital markets. Increased transaction revenue resulting from our J.B. Hanauer and FBW acquisitions, higher spreads and solid volume growth from deposit and loan balances in our international wealth management business also contributed to revenue. The increase in revenue was offset by lower transaction revenue due to lower transaction volumes in our full-service brokerage business, the decline in fair value of securities held in our stock-based compensation plan, and the unfavourable impact of the stronger Canadian dollar on the translation of our U.S. dollar-denominated revenue.

Non-interest expense was up $136 million, or 5%, mainly as a result of increased costs in support of business growth, including our acquisition-related staff and occupancy costs. This increase also reflected the provision related to our support agreement for clients of FBW invested in the Reserve Primary Fund (a U.S. money market fund managed by a third-party provider) of $37 million ($22 million after-tax) and Wealth Management's share of the settlement with U.S. regulators for $25 million ($19 million after-tax) relating to auction rate securities. These factors were partially offset by the favourable impact of the stronger Canadian dollar on our U.S. dollar-denominated expenses, lower expenses due to the favourable decline in fair value of our earned compensation liability related to our stock-based compensation plan and lower variable compensation commensurate with lower commission-based revenue.

Return on equity was down 910 bps from the prior year, reflecting increased goodwill and intangibles related to the acquisitions of PH&N and FBW, which contributed to average equity, as well as lower earnings in the current year.

Assets under administration increased by $7 billion, or 1%, from last year, reflecting the favourable impact of the stronger U.S. dollar on the translation of our U.S. dollar-denominated assets under administration as at October 31, 2008. Assets under administration also increased, reflecting the acquisition of FBW, partially offset by lower client assets due to uncertainty in global financial markets.

Assets under management increased $61 billion, or 38%, from last year, reflecting the acquisition of PH&N and strong mutual fund sales for most of the year.

2007 vs. 2006

Net income for 2007 of $762 million increased $158 million, or 26%, from 2006. The increase was largely due to strong earnings growth across all our business lines reflecting the ongoing successful execution of our growth initiatives and generally favourable capital market conditions. We recorded a $35 million ($28 million after-tax) foreign exchange translation gain on certain deposits in 2007 related to the implementation of the new financial instruments accounting standards.

Total revenue increased $505 million, or 14%, over 2006, largely due to strong growth in fee-based client assets across all business lines, reflecting new sales, capital appreciation and the recruitment and retention of experienced advisors. A foreign exchange translation gain on certain deposits, the inclusion of our J.B. Hanauer acquisition, solid loan and deposit growth in our international wealth management business, and higher transaction volumes in our brokerage businesses, reflecting generally favourable capital market conditions throughout most of the year, also contributed to the increase. These factors were partially offset by the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue.

Non-interest expense was up $289 million, or 11%, mainly as a result of higher variable compensation commensurate with higher commission-based revenue, higher staffing levels and other costs in support of business growth, including our acquisition of J.B. Hanauer. These factors were partially offset by the favourable impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated expenses.

Outlook and priorities

As discussed in the Outlook and medium-term objectives section, we expect global capital markets will remain significantly volatile in the short-term, and as asset valuations are expected to remain depressed this will continue to affect our results in the near term. We expect modest growth in fee-based client assets as financial markets stabilize in the medium term. Adding experienced advisors across all our businesses and providing client solutions, products and advice that leverage the depth and breadth of our resources should also support steady growth in fee-based client assets over the medium term. Further, we anticipate modest growth in transaction revenue as a result of the potential for a modest recovery and steady growth in the medium term. We expect growth will be supported by stability in financial markets and an increased investor appetite for transparent wealth management products.

Key strategic priorities for 2009

- Continue extending our lead in the Canadian wealth and asset management markets with client-focused products, services and strategies.
- Improve operating performance, and expand our U.S. Wealth Management business through organic growth.
- Expand our high net worth International Wealth Management business through organic growth and bolt-on acquisitions.
- Expand asset management globally by leveraging our management capabilities in the institutional market and in the individual market through sub-advisory and alliance opportunities.
- Continue attracting and retaining experienced advisors and other professionals across all our businesses, and provide them with best-in-class support in serving their clients' needs.

Business line review

Canadian Wealth Management

Canadian Wealth Management includes our full-service retail brokerage in Canada, which is the market leader as measured by assets under administration, with more than 1,400 investment advisors providing advice-based, wide-ranging comprehensive financial solutions to affluent and high net worth clients. Additionally, we provide discretionary investment management and estate and trust services to our domestic clients through more than 60 investment counsellors and more than 125 trust professionals in locations across the country.

Financial performance

Revenue increased $14 million, or 1%, over the prior year, mostly due to the growth in fee-based revenue driven by the increase in fee-based client assets, reflecting higher net sales and the addition of more experienced advisors, and the contribution of PH&N's private counsel business. This increase was partially offset by lower fee-based client assets resulting from significant capital depreciation in the last quarter of the year and lower transaction revenue due to lower transaction volumes in our full-service brokerage business, driven by depressed asset valuations amid the uncertainty in global capital markets.

Assets under administration decreased 12% from a year ago, mainly due to capital depreciation amid the uncertainty in global capital markets.

Selected highlights Table 34

(C$ millions)	2008	2007	2006
Total revenue	$ 1,474	$ 1,460	$ 1,290
Other information			
Assets under administration	160,700	183,000	168,600
Assets under management	23,000	22,200	17,500
Total assets under fee-based programs	78,800	83,300	70,200

Average assets under administration and management (C$ millions)


200,000
160,000
120,000
80,000
40,000
0
25,000
20,000
15,000
10,000
5,000
0
AUA
AUM
2006 2007 2008
2006 2007 2008

U.S. & International Wealth Management includes one of the largest full-service retail brokerage firms in the U.S., with more than 2,000 financial consultants. We also operate a clearing and execution services business that serves small to mid-sized independent broker-dealers and institutions. Internationally, we provide customized banking, credit, investment and trust solutions to high net worth private clients through 2,500 employees across a network of 35 offices located in 22 countries around the world.

Financial performance

Revenue decreased $119 million, or 6%, from the prior year. In U.S. dollars, revenue decreased $14 million, or 1%, largely due to the decline in fair value of securities held in our stock-based compensation plan and lower transaction revenue due to lower transaction volumes in our full-service brokerage business due to the uncertainty in global capital markets. We also recorded a US$31 million foreign exchange translation gain on certain deposits in 2007 related to the implementation of the financial instruments accounting standards which also contributed to the decrease. These factors were partially offset by additional transaction revenue from our J.B. Hanauer and FBW acquisitions, and solid volume growth and higher spreads in our international wealth management business.

Assets under administration decreased 14% from a year ago, mainly due to capital depreciation amid the uncertainty in global capital markets.

Selected highlights Table 35

	2008	2007	2006
Total revenue (C$ millions)	$ 1,869	$ 1,988	$ 1,732
Other information (US$ millions)			
Total revenue	1,812	1,826	1,533
Total loans, guarantees and letters of credit (1), (2)	5,200	5,100	4,000
Total deposits (1), (2)	18,500	16,500	13,300
Assets under administration	277,600	323,300	274,200
Assets under management	16,200	21,400	17,600
Total assets under fee-based programs (3)	21,300	28,100	23,500

(1) Represents amounts related to our international wealth management businesses.
(2) Represents an average amount, which is calculated using methods intended to approximate the average of the daily balances for the period.
(3) Represents amounts related to our U.S. wealth management businesses.

Average assets under administration and management (US$ millions)



350,000
280,000
210,000
140,000
70,000
0
25,000
20,000
15,000
10,000
5,000
0
2006 2007 2008
2006 2007 2008
Assets under administration
Assets under management

Global Asset Management

Global Asset Management is responsible for our proprietary asset management business. In Canada, we provide a broad range of investment management services in all client segments through mutual funds, pooled funds and separately managed portfolios. We distribute our investment solutions to individuals through a broad network of our bank branches, our discount and full-service brokerage business, independent advisors and directly to consumers. We also provide investment solutions directly to institutional clients, including defined benefit and defined contribution pension plans, as well as endowments and foundations. We are the largest fund company and one of the largest money managers in Canada. In the U.S., we provide investment services to both retail and institutional clients through mutual funds, fee-based accounts and separately managed portfolios.

Financial performance

Revenue increased $100 million, or 18%, over the prior year, mainly reflecting growth in fee-based revenue driven by growth in assets under management due to the contribution of PH&N's asset management business and strong net mutual fund sales for most of the year. This growth was negatively impacted by net mutual fund redemptions and significant capital depreciation in the last quarter of the year amid the uncertainty in global capital markets.

Assets under management increased 52% from a year ago, mainly due to the contribution of PH&N's asset management business, and net mutual fund sales, which were partially offset by net mutual fund redemptions and capital depreciation in the last quarter of 2008, amid the uncertainty in global capital markets.

Selected highlights Table 36

(C$ millions)	2008	2007	2006
Total revenue	$ 644	$ 544	$ 465
Other information			
Canadian net long-term mutual fund sales	600	6,200	5,400
Canadian net money market mutual fund sales	8,200	1,300	400
Assets under management	180,100	118,800	105,600

Average assets under management (C$ millions)



200,000
160,000
120,000
80,000
40,000
0
2006
2007
2008
Assets under management

Insurance offers a wide range of life, health, travel, home and auto insurance products and creditor insurance services to individual and business clients in Canada and the U.S. We also offer reinsurance for clients around the world. These products and services are offered through a wide variety of distribution channels, including telephone, independent life insurance advisors, travel agents, career sales forces, Internet and retail insurance branches.

We are the largest Canadian bank-owned group of insurers, with products distributed through more than 17,000 independent brokers and almost 600 career sales advisors in North America. Our Canadian insurance business holds a lead position in travel insurance products and has a significant presence in individual living benefits, life, home and auto insurance. In the U.S. we are a provider of protection, asset accumulation, retirement solutions and travel insurance.

Highlights

- We completed a major technology transformation within our Canadian Life and Health insurance business this year, which resulted in an integrated business and technology platform that will provide a solid foundation to support the future growth of our life and health business.
- We expanded and diversified our international footprint during the year through strong business growth and our entry into the U.K. annuity reinsurance market.
- We expanded our Canadian retail insurance network to 35 branches in 2008, from 21 branches in 2007, giving our clients more convenient access to insurance services and advice.
- Through new sales, strong client retention and international market expansion, our premiums and deposits reached $1 billion per quarter during the year.

Economic and market review

As discussed in the 2008 Economic and market review in the Overview of 2008 section, Canadian economic growth remained moderate in 2008, which coupled with infrastructure investment, supported business initiatives and our retail branch expansion, contributing to increased business growth, particularly in our reinsurance and Canadian businesses. Our insurance businesses were impacted by weakness in the global equity and credit markets, particularly in the fourth quarter, where we incurred investment losses on disposals and impairments, as well as impacts from equity market movements.

Since the adoption of accounting standards related to financial instruments in 2007, financial assets backing our life and health policyholder liabilities are largely designated as held-for-trading and the changes in fair value are recorded in net investment income. The impact of the current market environment has resulted in significant volatility in revenue. This volatility has been largely offset in policyholder benefits and claims, so that the overall impact on net income is largely minimal.

Insurance financial highlights — Table 37

(C$ millions, except number of and percentage amounts)	2008	2007	2006
Non-interest income			
Net earned premiums	$ 2,864	$ 2,593	$ 2,595
Investment income	(458)	402	535
Fee income	204	197	218
Total revenue	$ 2,610	$ 3,192	$ 3,348
Insurance policyholder benefits, claims and acquisition expense	1,631	2,173	2,509
Non-interest expense	576	537	517
Net income before income taxes and non-controlling interest in subsidiaries	$ 403	$ 482	$ 322
Net income	$ 389	$ 442	$ 302
Key ratios			
Return on equity (1)	32.8%	31.2%	20.5%
Return on risk capital (1)	37.1%	34.7%	22.8%
Selected average balance sheet information (2)			
Total assets	$ 12,600	$ 12,500	$ 11,600
Attributed capital (1)	1,150	1,400	1,450
Risk capital (1)	1,050	1,250	1,350
Other information			
Premiums and deposits (3)	$ 3,861	$ 3,460	$ 3,406
Insurance claims and policy benefit liabilities	7,385	7,283	7,337
Fair value changes on investments backing policyholder liabilities (4)	(870)	(108)	61
Assets under management	400	300	300
Number of employees (full-time equivalent)	1,722	1,575	1,568

(1) Segment Return on equity, Return on risk capital and risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.
(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3) Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.
(4) Includes revenue impact of the change in fair value of investments backing policyholder liabilities is reflected in Investment income and largely offset in insurance policyholder benefits claims and acquisition expense.

Revenue by business line (C$ millions)


4,000
3,200
2,400
1,600
800
0
2006
2007
2008
U.S. Life
Property & Casualty
Canadian Life and Health
Reinsurance & Other

Premiums and deposits by business line (C$ millions)


4,000
3,200
2,400
1,600
800
0
2006
2007
2008
U.S. Life
Property & Casualty
Canadian Life and Health
Reinsurance & Other

Financial performance

2008 vs. 2007

Net income decreased by $53 million, or 12%, over last year, mainly due to $110 million ($80 million after-taxes) of investment losses on disposals and impairments, as well as impacts from equity market movements. Our prior year included a $40 million (before- and after-tax) gain related to the reallocation of certain foreign investment capital which had supported our property catastrophe reinsurance business, exited in 2007. These factors were partially offset by a higher level of favourable net actuarial adjustments, reflecting the impact of management actions and assumption changes, and solid business growth in our reinsurance and Canadian businesses.

Total revenue decreased $582 million, or 18%, over last year. This decrease was mainly due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in policyholder benefits, claims and acquisition expense. Investment losses on disposals and impairments, as well as impacts from equity market movements, lower U.S. annuity sales and the appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated revenue also contributed to this decrease. These factors were partially offset by solid growth in our reinsurance and Canadian businesses during the year.

Insurance PBCAE decreased $542 million, or 25%, over last year, primarily reflecting the change in fair value of investments, as noted above, largely offset in revenue and a higher level of favourable net actuarial adjustments this year, reflecting management actions and assumption changes. The appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated liabilities and the impact of lower U.S. annuity sales also contributed to this decrease. These factors were partially offset by higher costs commensurate with the growth in our reinsurance and Canadian businesses.

Non-interest expense was up $39 million, or 7%, from a year ago, primarily reflecting increased infrastructure costs, costs in support of business growth and continued strategic investments to support business initiatives including our retail branch expansion.

Premiums and deposits were up $401 million, or 12%, from a year ago, reflecting new sales growth, a new U.K. annuity reinsurance agreement and continued strong client retention. These factors were partially offset by the impact of the appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated premiums and deposits and lower U.S. annuity deposits.

2007 vs. 2006

Insurance net income increased $140 million, or 46%, compared to 2006. The increase was primarily related to our property catastrophe reinsurance business, reflecting the hurricane-related charges in 2006 and a favourable adjustment related to the reallocation of certain foreign investment capital in 2007. These factors were partially offset by lower income from our property catastrophe reinsurance business, which we exited completely in 2007. A higher level of favourable net actuarial liability adjustments and solid growth in our European life reinsurance business also contributed to the increase.

Total revenue was down $156 million, or 5%, from 2006. The decrease reflected the change in fair value of investments backing our life and health policyholder liabilities, which is largely offset in policyholder benefits and claims. These factors were partially offset by the growth in our European life reinsurance and Canadian businesses, and a favourable adjustment related to the reallocation of certain foreign investment capital in 2007. Lower annuity sales and lower revenue from our property catastrophe reinsurance business also contributed to the decrease.

Insurance PBCAE decreased $336 million, or 13%, from 2006. The decrease primarily reflected the change in fair value of investments, as noted above, which was largely offset in revenue. The impact of lower U.S. annuity sales and management actions and assumption changes that resulted in a higher level of favourable net actuarial liability adjustments in 2007 also contributed to the decrease. These factors were partially offset by increased costs commensurate with growth in our European life reinsurance and Canadian businesses.

Non-interest expense was up $20 million, or 4%, from 2006, primarily reflecting higher infrastructure investments and costs in support of business growth.

Premiums and deposits were up $54 million, or 2%, from 2006, primarily reflecting new sales growth and stronger client retention, partially offset by a decline in U.S. annuity sales.

Outlook and priorities

As discussed in the Outlook and medium-term objectives section, the deterioration in financial markets is expected to adversely affect the global economy, with a general uncertainty on the timing of the recovery. In the current economic and market conditions, the insurance industry outlook is potentially more turbulent and volatile than it has been in the past few years. Continued weakness in the global equity and credit markets may impact investment returns. However, the overall quality of our investment portfolio remains very good. As a result of our diversified product portfolio, coupled with the contribution of our infrastructure investments and retail branch expansion, we anticipate the slowing economic growth should not have a significant impact on our business growth.

Key strategic priorities for 2009

- Strengthen distribution economics by increasing sales through low-cost distribution channels and by strengthening our position in profitable third-party distribution channels.
- Deepen client relationships by enhancing the client experience by providing customers with a comprehensive suite of products and services based on their needs.
- Simplify the way we do business by enhancing and streamlining all business processes to ensure that clients find it easy and simple to do business with us.
- Pursue selected international niche opportunities with the aim to grow our reinsurance business by executing on a higher volume of profitable transactions that fit within our overall risk framework.

Reinsurance & Other

Reinsurance insures risks of other insurance and reinsurance companies. We offer life and accident and sickness products. In 2008, we expanded into the life annuity reinsurance market, which increases the scale of our reinsurance operations and provides the benefits of increased geographic and product diversification.

Financial performance

Total revenue increased $205 million, or 24%, over the prior year, primarily due to growth in our European life and other life retrocession businesses, as well as from the impact of our new U.K. annuity reinsurance business. This increase more than offset a favourable adjustment related to the reallocation of foreign capital investment due to exiting our property catastrophe reinsurance business in the prior year.

Premiums and deposits of $1,551 million increased 24% due to business growth in European life and other life retrocession business as well as entry into the U.K. annuity reinsurance market.

Selected highlights Table 38

(C$ millions)	2008	2007	2006
Total revenue	$ 1,064	$ 859	$ 744
Other information			
Premiums and deposits (1)	1,551	1,251	1,132

(1) Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Premiums and deposits (C$ millions)



2,000
1,600
1,200
800
400
0
2006
2007
2008
Premiums and deposits

Canadian Life and Health

Canadian Life and Health offers life and health insurance, as well as wealth accumulation solutions, to individual and group clients across Canada. We offer term and universal life, critical illness, disability, long-term care insurance and segregated funds, as well as group benefits.

Financial performance

Total revenue decreased $357 million, or 31%, from the prior year, mainly due to declines in the fair value of investments backing our policyholder liabilities, largely offset in policyholder benefits and claims. Losses attributable to the impact from equity market movements, also contributed to the decrease. The decrease was partially offset by increases in universal life deposits and new sales.

Premiums and deposits increased $126 million, or 11%, from the prior year, largely due to growth in universal life products.

Selected highlights Table 39

(C$ millions)	2008	2007	2006
Total revenue	$ 779	$ 1,136	$ 1,227
Other information			
Premiums and deposits (1)	1,272	1,146	1,069
Fair value changes on investments backing policyholder liabilities (2)	(522)	(93)	48

(1) Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

(2) Includes revenue impact of the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Premiums and deposits (C$ millions)



1,500
1,200
900
600
300
0
2006
2007
2008
Premiums and deposits

Property & Casualty

Property & Casualty is comprised of personal home and auto insurance and travel insurance. Our group insurance program provides employers and affinity groups the ability to offer insurance benefits to their employees and members. We also offer commercial insurance through our partnership with Aon Reed Stenhouse Inc. We are the leading provider of travel insurance, providing a wide range of products and services, including trip cancellation and interruption coverage.

Financial performance
Total revenue increased $26 million, or 4%, compared to the prior year. The increase reflected home and auto sales growth as well as strong retention on home and auto policy renewals. Travel insurance revenue remained stable despite a slowdown in the overall travel industry. These factors were partially offset by investment losses on disposals and impairments.

Premiums and deposits increased $43 million, or 7%, over the prior year, reflecting a 13% growth in the number of home and auto policies inforce. Travel coverages decreased, but changes in the business mix and products kept premiums relatively stable for the year.

Selected highlights — Table 40

(C$ millions)	2008	2007	2006
Total revenue	$ 627	$ 601	$ 576
Other information			
Premiums and deposits (1)	647	604	573
Home and auto policies inforce (thousands)	335	297	254
Travel insurance coverages (thousands)	2,689	2,888	2,843

(1) Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

Premiums and deposits (C$ millions)


750
600
450
300
150
0
2006
2007
2008
Premiums and deposits

U.S. Life

U.S. Life is strategically positioned to deliver value-added products and services to consumers in the middle-income and mass-affluent markets in the U.S. Our products include protection (term, traditional and indexed universal life, whole life, critical illness and accidental death) and asset accumulation (fixed annuities, fixed-indexed annuities, variable insurance products) vehicles, with a focus on targeted solutions for specific market segments.

Financial performance
Total revenue decreased $456 million, or 77%, compared to the prior year due to the change in fair value of investments backing our policyholder liabilities, largely offset in policyholder benefits and claims. Investment losses on disposals and impairments, the appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated revenue and lower annuity deposits also contributed to this decrease.

Premiums and deposits decreased $68 million, or 15%, over the prior year due to the appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated premiums and deposits, and lower annuity deposits.

Selected highlights — Table 41

	2008	2007	2006
Total revenue (C$ millions)	$ 140	$ 596	$ 801
Fair value changes on investments backing policyholder liabilities	(346)	(18)	13
Other information (US$ millions)			
Total revenue	159	548	707
Premiums and deposits (1)	378	418	558
Fair value changes on investments backing policyholder liabilities (2)	(313)	(13)	11

(1) Premiums and deposits include premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.
(2) Includes the revenue impact of the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Premiums and deposits (C$ millions)


750
600
450
300
150
0
2006
2007
2008
Premiums and deposits

International Banking comprises our banking businesses in the U.S. and Caribbean, and global custody and investor services, which we provide through our 50% ownership in RBC Dexia IS.

All of our businesses leverage the global resources of RBC, while drawing upon the knowledge and expertise of our local professionals to deliver customized solutions to our clients. We differentiate ourselves in each of our highly competitive marketplaces by tailoring solutions to meet our clients' needs and building strong relationships by consistently delivering high-quality service.

Highlights

- We completed our acquisition of RBTT, creating one of the most extensive banking networks in the Caribbean, with 127 branches and business centres and a presence in 17 countries across the region. RBTT also added approximately $4 billion in loans and $6 billion in deposits at acquisition.
- We completed our acquisition of ANB, which expanded our network to 439 full-service banking centres in the southeastern U.S. and added approximately $6 billion in loans and $6 billion in deposits at acquisition. ANB has also strengthened our presence in Alabama, opened important new markets in Florida and increased our presence in Georgia.

Economic and market review

As discussed in the 2008 Economic and market review in the Overview of 2008 section, the continued downturn in the U.S. housing market, volatile financial markets and weak consumer and business spending in the U.S. led to higher provision for credit losses in our U.S. residential builder finance business and in our U.S. commercial and retail loan portfolios.

In the Caribbean, the economy remained stable, with loans and deposits increasing primarily due to our RBTT acquisition.

In the Eurozone, slowing economic growth and volatile financial markets resulted in lower assets under administration and lower transaction volumes at RBC Dexia IS.

International Banking financial highlights — Table 42

(C$ millions, except number of and percentage amounts)	2008	2007	2006
Net interest income	$ 1,330	$ 1,031	$ 940
Non-interest income	771	884	688
Total revenue	$ 2,101	$ 1,915	$ 1,628
Provision for credit losses	497	109	25
Non-interest expense	1,876	1,481	1,216
Net (loss) income before income taxes and non-controlling interest in subsidiaries	$ (272)	$ 325	$ 387
Net (loss) income	$ (153)	$ 242	$ 261
Key ratios			
Return on equity (1)	(3.4)%	6.9%	10.6%
Return on risk capital (1)	(8.1)%	11.7%	16.1%
Selected average balance sheet and other information (2)			
Total assets	$ 51,300	$ 39,700	$ 32,600
Loans and acceptances	27,000	22,300	18,500
Deposits	42,500	34,200	28,700
Attributed capital (1)	5,200	3,350	2,400
Risk capital (1)	2,150	1,950	1,600
Other information			
Assets under administration – RBC (3)	$ 11,200	$ –	$ –
– RBC Dexia IS (4)	2,585,000	2,713,100	2,421,100
Assets under management – RBC (3)	3,900	–	–
Number of employees (full-time equivalent)	12,335	6,001	5,034
Credit information			
Gross impaired loans as a percentage of average net loans and acceptances	5.97%	1.91%	1.01%
PCL as a percentage of average net loans and acceptances	1.84%	.49%	.14%

Impact of US$ and Euro translation on selected items	2008 vs. 2007
Increased (decreased) total revenue	$ (72)
Increased (decreased) non-interest expense	(19)
Increased (decreased) net income	(40)
Percentage change in average US$ equivalent of C$1.00 (5)	6%
Percentage change in average Euro equivalent of C$1.00 (5)	(4)%

(1) Segment Return on equity, risk capital and Return on risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.
(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3) AUA – RBC and AUM – RBC represent the AUA and AUM, respectively, of RBTT as at September 30. RBTT results are reported on a one-month lag.
(4) AUA – RBC Dexia IS represents the total AUA of the joint venture as at September 30, of which we have a 50% ownership interest. RBC Dexia IS results are reported on a one-month lag. We have revised the 2006 amount to reflect the amount reported by RBC Dexia IS, as we had previously disclosed only the assets under custody amount related to our joint venture.
(5) Average amounts are calculated using month-end spot rates for the year.

Revenue by business line (C$ millions)


2,500
2,000
1,500
1,000
500
0
2006
2007
2008
RBC Dexia Investor Services
Banking

Financial performance

2008 vs. 2007

Net loss was $153 million compared to net income of $242 million a year ago. The decrease in earnings, predominantly in our U.S. banking business, was mainly attributable to higher provision for credit losses and writedowns and losses of $297 million ($201 million after-tax) on our investment portfolios. These factors were partially offset by our RBTT and ANB acquisitions, reflecting loan and deposit growth, and business growth at RBC Dexia IS. For a detailed discussion regarding our writedowns, refer to the Impact of the market environment in the Financial performance section.

Total revenue increased $186 million, or 10%, over the prior year. The increase was primarily due to our ANB and RBTT acquisitions, reflecting loan and deposit growth. Business growth at RBC Dexia IS and the favourable impact of the appreciation of the Euro against the Canadian dollar also contributed to the increase. These factors were partially offset by the writedowns and losses on our investment portfolios and the unfavourable impact of a stronger Canadian dollar on our U.S. dollar-denominated revenue.

Provision for credit losses of $497 million increased $388 million from a year ago, primarily in U.S. banking, reflecting higher impaired loans in our U.S. residential builder finance business and in our U.S. commercial and retail loan portfolios due to the continued housing market downturn and deteriorating economic conditions in the U.S. For further details on our provision for credit losses, refer to the Credit risk section.

Non-interest expense increased $395 million, or 27%, from a year ago, mainly due to higher costs in support of business growth, largely reflecting the inclusion of our ANB and RBTT acquisitions and related integration costs, and increased business volume at RBC Dexia IS. These factors were partially offset by the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated expenses.

2007 vs. 2006

Net income decreased $19 million, or 7%, from 2006, largely due to increased provision for credit losses, primarily reflecting higher impaired loans in our U.S. residential builder finance business. This was partially offset by strong business growth at RBC Dexia IS, higher loan and deposit growth in the U.S., reflecting acquisitions noted below, *de novo* branch openings and business expansion.

Total revenue increased $287 million, or 18%, from 2006, primarily attributable to RBC Dexia IS, reflecting strong market activity, an additional month of results and business growth. Banking revenue also increased, largely due to loan and deposit growth from our acquisitions of Flag Financial Corporation (Flag) and the AmSouth branches, despite the negative impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated revenue. These factors were partially offset by a loss on the restructuring of our U.S. banking investment portfolio in 2007.

Provision for credit losses was up $84 million from 2006, largely due to higher impaired loans in our U.S. residential builder finance business, reflecting the downturn in the U.S. housing market in the latter part of 2007.

Non-interest expense was up $265 million, or 22%, over 2006, largely reflecting higher costs in support of business growth related to RBC Dexia IS, our acquisitions and integration of Flag and the AmSouth branches, and *de novo* branch openings in the U.S.

Outlook and priorities

As discussed in the Outlook and medium-term objectives section, global economies are expected to weaken further in the near term. Consequently, we anticipate that interest rates may continue to decline, accompanied by fluctuations in foreign exchange rates and continued volatility in financial markets. These factors may impact our spreads, as well as the translation of our foreign currency-denominated earnings. In the U.S., we anticipate that the current financial market volatility and housing market downturn will persist into next year, along with reduced consumer and business spending and negative economic growth. We expect these conditions to have an unfavourable impact on our loan and deposit business in U.S. banking, as well as increase our provision for credit losses. The Caribbean economy is also expected to be affected by the global economic slowdown, with reduced exports, tourism and foreign direct investment. Despite this, we continue to see opportunities for our Caribbean banking business with the ongoing integration of our RBTT acquisition and continued strength in our loan and deposit portfolios. In the Eurozone, financial market volatility will likely continue as many economies face recession, which may impact business volumes at RBC Dexia IS.

Key strategic priorities for 2009

- Refine our operating model to improve efficiencies and enhance our competitiveness in our southeastern U.S. footprint, while developing a robust retail strategy to provide our clients with an integrated experience and a full product suite to serve their needs.
- Continue to build on our strong position in the Caribbean through the efficient integration of RBTT and by leveraging the strength of our combined operations, providing the base for further expansion in potential high-growth markets, including the Spanish Caribbean and Central and South America.
- Strive to significantly grow our international credit card business by leveraging our size, scale and expertise in Canada.
- Pursue growth strategies with RBC Dexia IS that include strengthening our global client franchise, building new value-added products and expanding our presence in high-potential markets.

Banking consists of our banking operations in the U.S. and Caribbean. Our banking businesses offer a broad range of products and services and financial advice to individuals, business clients and public institutions in their respective markets. Our U.S. banking business is now among the top five deposit holders in North Carolina and ranks seventh overall as measured by deposits in our southeastern U.S. footprint (1), where we have a network of 439 full-service banking centres and over 500 ATMs. As a result of our RBTT acquisition, our Caribbean banking business is now the second largest bank, by assets, in the English Caribbean, and our presence has increased to 127 branches in 17 countries across the region.

Financial performance

Total revenue increased $90 million, or 8%, compared to the prior year. In U.S. dollars, Banking revenue increased $162 million, or 15%, primarily driven by our ANB and RBTT acquisitions, reflecting loan and deposit growth. These factors were partially offset by the writedowns and losses on our investment portfolios, predominantly in our U.S. banking business. Net interest margin was up 6 bps, mainly due to our ANB and RBTT acquisitions.

In U.S. dollars, average loans and acceptances, and average deposits increased $6 billion and $6 billion, or 35% and 36%, respectively, from the prior year. The increase was primarily attributable to growth in loans and acceptances of 32%, and deposits of 32% in our U.S. banking business, largely reflecting our ANB acquisition. In our Caribbean banking business, growth in loans and acceptances, and deposits of 54% and 52%, respectively, largely reflected our RBTT acquisition.

(1) Our southeastern U.S. banking footprint comprises North Carolina, South Carolina, Virginia, Alabama, Florida and Georgia.

Average loans and deposits (US$ millions)


25,000
20,000
15,000
10,000
5,000
0
2006 2007 2008
2006 2007 2008
Loans and acceptances
Deposits

Selected highlights — Table 43

	2008	2007	2006
Total revenue (C$ millions)	$ 1,246	$ 1,156	$ 1,070
Other information (US$ millions)			
Total revenue	$ 1,221	$ 1,059	$ 945
Net interest margin (1)	3.62%	3.56%	3.73%
Average loans and acceptances (2)	$ 24,100	$ 17,800	$ 15,100
Average deposits (2)	24,100	17,700	15,900
Assets under administration (3)	9,300	–	–
Assets under management (3)	3,300	–	–
Number of:			
Branches	566	394	325
Automated teller machines	815	473	385

(1) NIM is calculated as net interest income divided by average total earning assets. Average total earning assets are calculated using methods intended to approximate the average of the daily balances for the period.

(2) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.

(3) AUA and AUM represent the total AUA and AUM, respectively, of RBTT as at September 30. RBTT results are reported on a one-month lag.

Number of branches in U.S. and Caribbean


600
480
360
240
120
0
2006 2007 2008
Caribbean
U.S.

RBC Dexia IS

Our joint venture, RBC Dexia IS, offers a complete range of investor services to institutions worldwide, including global custody, fund and pension administration, shareholder services, distribution support, securities lending and borrowing, reconciliation services, compliance monitoring and reporting, investment analytics and treasury services.

Financial performance

Total revenue increased $96 million, or 13%, compared to the prior year, primarily due to business growth reflecting higher custody fees and increased foreign exchange and securities lending revenue. The positive impact of the appreciation of the Euro against the Canadian dollar also contributed to the increase.

Assets under administration decreased 5% from a year ago, mainly due to capital depreciation as a result of volatility in global financial markets.

On September 30, 2008, the Dexia Group, our joint venture partner in RBC Dexia IS, was recapitalized and the governments of France, Belgium, and Luxembourg guaranteed new interbank and institutional deposits and new bond issuances until October 31, 2009. We have assessed our exposure and, as at December 4, 2008, have determined these developments have not impacted the operations of RBC Dexia IS.

Selected highlights — Table 44

(C$ millions)	2008	2007	2006
Total revenue	$ 855	$ 759	$ 558
Other information			
Asset under administration – RBC Dexia IS (1)	2,585,000	2,713,100	2,421,100

(1) AUA – RBC Dexia IS represents the total AUA of the joint venture as at September 30. RBC Dexia IS results are reported on a one-month lag. We have revised the 2006 amount to reflect the amount reported by RBC Dexia IS, as we had previously disclosed only the assets under custody amount.

Capital Markets comprises our global wholesale banking business, which provides a wide range of corporate and investment banking, sales and trading, and research and related products and services to corporate, public sector, institutional and retail clients in North America and specialized products and services in select global markets. This segment consists of two main businesses: Global Markets and Global Investment Banking and Equity Markets. All other businesses are grouped under Other.

We have an established reputation as a premier Canadian investment bank with top-tier market share in virtually all lines of wholesale business in Canada. We offer a full suite of products and service capabilities and have long-standing and deep relationships with our clients. We have a select but diversified set of global capabilities, which includes fixed income, equity, foreign exchange, structured products, global infrastructure finance, and energy and mining.

We remain committed to our businesses and will maintain our focus on being the undisputed leader in Canada, a top-tier leader in the U.S. mid-market, a global structure and trader, and a leading global fixed income bank.

Highlights

- We continue to be Canada's leading global investment bank and were named Dealmaker of the Year in Canada for five of the last six years (*Financial Post*); Best Investment Bank in Canada (*Euromoney*); number one in Canadian M&A, equity underwriting and corporate debt financing (*Bloomberg*, 2007) and Global Bond Arranger of the Year (*Project Finance* magazine, 2007).
- We continued to attract top talent and build teams in our U.S. and European operations to further expand and strengthen key businesses.
- RBC Capital Markets Corp. and RBC Dain Rauscher Inc., our two principal U.S. broker-dealers, merged into one legal entity, with a common technology platform. The consolidation of the back offices is designed to provide the foundation for efficiency and future growth. RBC Dain Rauscher's broker-dealer was renamed RBC Capital Markets Corporation.
- We completed the acquisition of Richardson Barr, a leading Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector.

Economic and market review

As discussed in the 2008 Economic and market review in the Overview of 2008 section, the severe disruption in financial markets resulted in substantial writedowns in MBS assets and related derivatives by U.S. and most major banks globally. Concerns of a global recession, combined with the negative effects on broader credit markets, resulted in significant writedowns in certain of our credit-related businesses. These challenging markets and uncertain economic conditions also impacted traditional investment banking activities, as a number of deals were postponed. However, given the diversification of our business, certain of our trading products benefited from the market volatility and lower interest rate environment.

Capital Markets financial highlights — Table 45

(C$ millions, except number of and percentage amounts)	2008	2007	2006
Net interest income (1)	$ 1,839	$ 623	$ 131
Non-interest income	2,096	3,766	4,005
Total revenue (1)	$ 3,935	$ 4,389	$ 4,136
Provision for (recovery of) credit losses	183	(22)	(115)
Non-interest expense	2,121	2,769	2,603
Net income before income taxes and non-controlling interest in subsidiaries (1)	$ 1,631	$ 1,642	$ 1,649
Net income	$ 1,170	$ 1,292	$ 1,355
Key ratios			
Return on equity (2)	20.5%	26.6%	31.5%
Return on risk capital (2)	24.5%	32.5%	38.7%
Selected average balance sheet information (3)			
Total assets	$ 340,300	$ 311,200	$ 260,600
Trading securities	140,200	152,900	132,300
Loans and acceptances	38,300	29,000	22,100
Deposits	132,600	125,700	108,100
Attributed capital (2)	5,600	4,800	4,250
Risk capital (2)	4,700	3,900	3,450
Other information			
Number of employees (full-time equivalent)	3,296	3,339	2,922
Credit information			
Gross impaired loans as a percentage of average net loans and acceptances	1.30%	.06%	.28%
Specific PCL as a percentage of average net loans and acceptances	.48%	(.08)%	(.52)%

Impact of US$ and British pound translation on selected items (1)	2008 vs. 2007
Increased (decreased) total revenue	$ (111)
Increased (decreased) non-interest expense	(137)
Increased (decreased) net income	12
Percentage change in average US$ equivalent of C$1.00 (4)	6%
Percentage change in average British pound equivalent of C$1.00 (4)	10%

(1) Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.
(2) Segment Return on equity, Average risk capital and Return on risk capital are key performance measures. Average attributed capital and Return on equity are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion, refer to the Key performance and non-GAAP measures section.
(3) Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(4) Average amounts are calculated using month-end spot rates for the year.

Revenue (1) by business line (C$ millions)


5,000
4,000
3,000
2,000
1,000
0
2006
2007
2008
Other
GIBEM
Global Markets

Revenue (1) by geography (C$ millions)


5,000
4,000
3,000
2,000
1,000
0
2006
2007
2008
Other
Europe
U.S.
Canada

(1) Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.

Financial performance

2008 vs. 2007

Net income decreased $122 million, or 9%, compared to a year ago, largely due to significantly higher writedowns of $2,091 million compared to $393 million last year, resulting from continued deterioration in the U.S. credit markets throughout 2008. These writedowns reduced net income by $920 million after tax and related compensation adjustments as compared to $173 million last year. Weak equity and debt origination activities and the increase in provision for credit losses also contributed to the decrease. The decrease in net income was partially offset by higher trading results in certain businesses and lower non-interest expense primarily due to the reduction of the Enron-related litigation provision, higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and the gain on fair value adjustments on RBC debt designated as held-for-trading. For a detailed discussion regarding our writedowns, refer to the Impact of the market environment in the Financial performance section.

Total revenue decreased $454 million, or 10%, compared to the prior year. The decrease was primarily due to significantly higher writedowns noted above, weak equity and debt origination activities and weaker results in our equity trading businesses. The negative impact of the strong appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated and British pound-denominated revenue also contributed to the decrease. These items were partially offset by higher trading results in certain of our fixed income and foreign exchange businesses, higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and the gain on fair value adjustments on RBC debt designated as held-for-trading, as noted above. Improved results in our U.S. cash equities, lending and loan syndication finance businesses also partially offset the decrease in revenue.

Provision for credit losses of $183 million in the current year compares to a recovery of $22 million in the prior year. This included a $61 million provision related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs, and also included provisions related to some specific corporate loans.

Non-interest expense decreased $648 million, or 23%, from a year ago, mainly due to the reduction of the Enron-related litigation provision, lower variable compensation mostly attributable to the writedowns and the favourable impact of a stronger Canadian dollar on the translation of our U.S. dollar- and British pound-denominated expenses. These factors were partially offset by higher infrastructure investments in certain businesses, including acquisitions, sundry losses and Capital Markets' share of the settlement with U.S. regulators related to auction rate securities.

Average assets were up $29 billion, or 9%, primarily due to an increase in derivative assets, largely reflecting increased market volatility and an increase in loan assets due to growth in corporate lending activities. These factors were partially offset by lower fixed income and equity trading securities resulting from strategically reducing such assets.

2007 vs. 2006

Net income decreased $63 million, or 5%, compared to 2006, largely due to writedowns recorded in 2007 totalling $393 million related to the deterioration in the U.S. credit markets. These writedowns reduced net income by $173 million after tax and related compensation adjustments. The negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated earnings also contributed to the decrease. These factors were partially offset by broad-based revenue growth in many other businesses.

Total revenue increased $253 million, or 6%, from 2006. The increase was primarily due to increased equity derivatives and foreign exchange trading revenue, strong equity origination activity across all geographies and the inclusion of our recent acquisitions. Higher M&A activity, mainly in the U.S., gains associated with credit derivative contracts used to economically hedge our core lending portfolio and higher distributions on private equity investments also contributed to the increase. These factors were partially offset by lower trading revenue in our fixed income businesses, reflecting the valuation writedowns related to certain securities, the negative impact of the stronger Canadian dollar on the translated value of U.S. dollar-denominated revenue and lower U.S. debt origination results.

Recovery of credit losses of $22 million in 2007 compares to a recovery of credit losses of $115 million in 2006, which included a $50 million reversal of the general allowance.

Non-interest expense increased $166 million, or 6%, from 2006, primarily reflecting increased costs in support of business growth, including higher staffing levels and the inclusion of our recent acquisitions. These factors were partially offset by lower variable compensation commensurate with weaker performance and lower professional fees.

Outlook and priorities

As discussed in the Outlook and medium-term objectives section, market uncertainty will likely continue into 2009. Certain of our businesses will be affected in the near term but we expect there will be a slight improvement when global markets begin to stabilize. We anticipate that our fixed income businesses will encounter some writedowns due to continuing market volatility. However, we believe these writedowns should not be as significant as in 2008 as we are continuing to proactively reduce the risk and size of certain of our non-strategic businesses. We also expect some improvement in our equity and debt new issuance activities compared to 2008. Global central banks continue to provide liquidity to financial markets in an effort to minimize the impact of the market environment on the broader economy. Certain measures, such as significant interest rate reductions, financial-market rescue packages and intra-bank lending guarantees, are expected to improve market stability over time, and we anticipate that certain of our businesses are well positioned to capitalize on these opportunities.

Key strategic priorities for 2009

- Maintain our leadership position in Canada and deepen our penetration of the mid-market segment in energy and mining sectors.
- Leverage our investment banking expertise in energy and mining to expand our commodities business. This will include building our natural gas and energy trading and marketing platforms and developing U.S. power and global emissions capabilities.
- In our U.S. investment banking business, continue to improve our market share in key product areas, namely M&A, equity underwriting and leveraged loans.

- Continue to invest and grow our electronic trading and cash equities platforms to deliver multi-asset products and services to our clients.
- Intend to further extend our U.K. infrastructure finance and our project advisory capabilities in the European, U.S. and Canadian markets. We intend to further enhance our municipal banking business and expand our leveraged finance capabilities to grow our European client base.
- Enhance our Asian- and New York-based emerging markets distribution platforms to deliver fixed income and structured products to our institutional clients.

Business line review

Global Markets

Global Markets is our centre for origination, trading and distribution of predominantly investment-grade fixed income, foreign exchange and derivative products. It also conducts our proprietary trading operations, alternative asset and private equity businesses.

Financial performance
Global Markets revenue decreased $502 million, or 21%, from a year ago. Trading-related revenue was down $903 million, or 47%, primarily due to significantly higher writedowns and weaker results in our equity trading businesses, partially offset by stronger results in certain of our fixed income and foreign exchange businesses. Other revenue of $867 million was up $413 million from a year ago, largely due to the gain on fair value adjustments on RBC debt designated as held-for-trading, partially offset by weaker debt origination revenue.

We led or jointly led 607 non-structured mid-term notes debt issues, up from 603 deals a year ago, with a total value of approximately $71 billion (2007 – $81 billion), and in municipal finance, we were involved in 732 issues, down from 1,092 a year ago, with a total value of approximately $74 billion (2007 – $115 billion) through October 2008.

Selected highlights Table 46

(C$ millions)	2008	2007	2006
Total revenue (1)	$ 1,902	$ 2,404	$ 2,553
Other information			
Trading-related	1,028	1,931	2,154
Other (2)	867	454	425

(1) Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.
(2) Other includes debt origination, municipal products, gains/losses on private equity investments, derivatives non-trading and securitization revenue.

Trading-related and Other revenue (C$ millions)


3,000
2,400
1,800
1,200
600
0
2006
2007
2008
Other
Trading-related

Global Investment Banking and Equity Markets

Global Investment Banking and Equity Markets brings together our investment banking and equity sales and trading capabilities to provide a complete suite of advisory and equity-related services to clients from origination, structuring and advising to distribution, sales and trading, and global prime brokerage.

During the year, we closed our acquisition of Richardson Barr, a leading Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector, and also acquired teams in our leveraged finance and product businesses in the U.K., as well as in our options trading and program trading businesses in the U.S.

Financial performance
Global Investment Banking and Equity Markets revenue decreased $197 million, or 11%, compared to the prior year. Gross underwriting and advisory revenue was down $292 million, or 35%, due to weaker equity origination and lower M&A activities, reflecting challenging market conditions in 2008, as compared to strong results in 2007. Equity sales and trading revenue increased $117 million, or 31%, mainly due to improved results in our U.S. cash equities business, while Other revenue was up $43 million, or 9%, primarily reflecting strong lending and loan syndication activity.

In 2008, we advised on 117 announced M&A deals, up from 98 announced deals a year ago, with a total value of US$41 billion (2007 – $190 billion). In 2008, we led or co-led 71 equity and equity-related new issues, down from 142 in the prior year, with a total market value of $30 billion (2007 – $20 billion).

Selected highlights Table 47

(C$ millions)	2008	2007	2006
Total revenue (1)	$ 1,536	$ 1,733	$ 1,417
Other information			
Gross underwriting and advisory fees	539	831	665
Equity sales and trading	492	375	283
Other (2)	512	469	434

(1) Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section.
(2) Other includes private equity distributions, revenue associated with our core lending portfolio and syndicated finance and the gain on the exchange of our NYSE seats for NYX shares.

Gross underwriting and advisory fees, equity sales and trading, and Other revenue (C$ millions)


2,000
1,600
1,200
800
400
0
2006
2007
2008
Equity sales and trading
Other
Gross underwriting and advisory fees

Other consists of our remaining businesses including our Global Credit business, which oversees the management of our core lending portfolios and manages our non-strategic lending portfolio. Global Credit also includes our Global Financial Institutions business, which delivers innovative and creative solutions to global financial institutions including correspondent banking, treasury and cash management services. Research offers economic and securities research products to institutional and retail clients globally.

Financial performance

Revenue from Other was $497 million, an increase of $245 million over the prior year, mainly reflecting higher gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio, as counterparty credit spreads widened during the period.

Net income was positively impacted by the decrease in non-interest expense, which largely reflected the reduction of the Enron-related litigation provision.

Corporate Support

The Corporate Support segment includes our global technology and operations group, corporate treasury, finance, human resources, risk management, internal audit and other global functions. The costs related to these activities are largely allocated to the business segments, although certain activities related to monitoring and oversight of the enterprise reside within this segment.

The reported results for the Corporate Support segment mainly reflect activities that are undertaken for the enterprise, and which are not allocated to the business segments, such as enterprise funding activities, and include fair value adjustments of RBC debt designated as held-for-trading, changes in the general allowance for credit losses, as well as the change in the fair value of certain derivatives used to economically hedge related risks. Also included are certain tax amounts, securitization and securities mainly held for treasury-related activities and the net charges associated with unattributed capital. In addition, the results reflect consolidation adjustments including the elimination of the teb adjustments recorded in Capital Markets related to the gross-up of income from Canadian taxable corporate dividends to their taxable equivalent value. These adjustments are recorded in net interest income and offset in the provision for income taxes.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following identifies the material items affecting the reported results in each year.

Corporate Support financial highlights — Table 48

(C$ millions)	2008	2007	2006
Net interest income (1)	$ (995)	$ (732)	$ (488)
Non-interest income	358	377	178
Total revenue (1)	$ (637)	$ (355)	$ (310)
Provision for (recovery of) credit losses	47	(85)	(86)
Non-interest expense	(18)	36	36
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$ (666)	$ (306)	$ (260)
Net income (loss)	$ (178)	$ 209	$ 111
Securitization			
Total securitizations sold and outstanding (2)	$ 19,316	$ 17,889	$ 15,836
New securitization activity in the year (3)	6,482	4,264	6,142
Other information			
Number of employees (full-time equivalent)	20,794	20,349	18,348

(1) Taxable equivalent basis. For further discussion, refer to the How we manage and report our business segments section. These amounts included the elimination of the adjustment related to the gross-up of income from Canadian corporate dividends of $410 million in 2008 recorded in Capital Markets (2007 – $332 million, 2006 – $213 million).
(2) Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(3) New securitization activity comprises residential mortgages and credit card loans securitized and sold in the year. For further details, refer to Note 5 to our Consolidated Financial Statements.

2008

Net loss of $178 million for the year included writedowns of $397 million ($297 million after-tax) on our exposure to U.S. MBS and other securities of which $268 million related to AFS and $129 million related to HFT. For a detailed discussion regarding our writedowns, refer to the Impact of the market environment in the Financial performance section

The net loss also reflected an increase in the general allowance of $145 million ($98 million after-tax) related to volume growth in our Canadian retail portfolio, weakness in our U.S. banking portfolios and a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities. These factors were partially offset by income tax amounts largely related to enterprise funding activities that were not allocated to the segments, the gain on the fair value adjustments on RBC debt designated as held-for-trading of $190 million ($129 million after-tax), gains related to the change in fair value of derivatives related to certain economic hedges on our funding and gains related to securitization activity.

Prior to the fourth quarter of 2008, changes in the general allowance were recorded in our Canadian Banking, International Banking and Capital Markets segments. For further information regarding the allocation of the general allowance, refer to the How we measure and report our business segments section.

2007

Net income of $209 million for 2007 included income tax amounts largely related to enterprise funding activities that were not allocated to the business segments and favourable income tax settlements related to prior years. These factors were partially offset by the decline in fair value related to the recognition of the ineffectiveness of hedged items and the related derivatives in hedge accounting relationships, a cumulative adjustment for losses resulting from the fair value of certain derivatives that did not qualify for hedge accounting and higher capital taxes that were not allocated to the business segments.

2006

Net income of $111 million for 2006 mainly reflected income tax amounts, which were largely related to enterprise funding activities and the favourable resolution of income tax audits related to prior years not allocated to the business segments. Gains on the change in fair value of derivatives related to certain economic hedges also contributed to net income in 2006. These factors were partially offset by the timing of securitization activity and an amount accrued related to a leased space, which we will not occupy.

Financial condition

Condensed balance sheet (1) Table 49

As at October 31 (C$ millions)	2008	2007
Assets		
Cash and due from banks (2)	$ 11,086	$ 4,226
Interest-bearing deposits with banks	20,041	11,881
Securities	171,134	178,255
Assets purchased under reverse repurchase agreements and securities borrowed	44,818	64,313
Loans (net of allowance for loan losses)	289,540	237,936
Other (3)	187,240	103,735
Total assets	$ 723,859	$ 600,346
Liabilities and shareholders' equity		
Deposits	$ 438,575	$ 365,205
Other (4)	242,624	201,284
Subordinated debentures	8,131	6,235
Trust capital securities	1,400	1,400
Preferred share liabilities	–	300
Non-controlling interest in subsidiaries	2,371	1,483
Shareholders' equity	30,758	24,439
Total liabilities and shareholders' equity	$ 723,859	$ 600,346

(1) The table above represents our condensed balance sheet, which is largely measured at fair value. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Assets and liabilities of our self-sustaining operations with functional currencies other than Canadian dollars are translated into Canadian dollars at rates prevailing at the balance sheet date. For further details, refer to the Critical accounting policies and estimates section as well as Notes 1 and 2 to our Consolidated Financial Statements.

(2) Cash and due from banks of $11 billion is comprised mainly of operating balances with other banks, bank notes and operating balances with the Bank of Canada. As Cash and due from banks is related to operating activities in the near term, year-over-year trend analysis is not relevant.

(3) Other assets includes derivative-related amounts (2008 – $136,134 million, 2007 – $66,585 million), customer's liability under acceptances (2008 – $11,285, 2007 – $11,786) and Goodwill (2008 – $9,977, 2007 – $4,752). For further information, refer to our Consolidated Balance Sheets.

(4) For further information, refer to our Consolidated Balance Sheets.

2008 vs. 2007

Total assets were up $124 billion, or 21%, from a year ago, largely attributable to the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated assets (approximately half the impact) and growth across most asset categories. The increase also reflected the impact of changes in market conditions on the fair value of derivatives, and solid loan growth, particularly in wholesale loans, Canadian residential mortgages and personal loans, partially offset by a reduction in our securities positions and a reduction in the fair value of these positions, reverse repos and securities borrowed.

Interest-bearing deposits with banks increased $8 billion from the prior year, largely reflecting higher balances required for pledging assets related to trading activities due to reduced liquidity in global financial markets in the latter part of the year. The increase also reflected a shift in our portfolio mix to higher-yielding assets and the impact of the weaker Canadian dollar on the translation of foreign currency-denominated interest-bearing deposits.

Securities were down $7 billion, or 4%, from a year ago, primarily due to reduced positions as a result of the continued financial market volatility and the reduction in fair values from weak market conditions. These factors were partially offset by the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated securities and increased positions for government-guaranteed debt instruments amid the uncertainty in global financial markets.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $19 billion, or 30%, from a year ago, reflecting reduced counterparty activity as a result of financial market volatility and lower stock borrowing activity. This was partially offset by the impact of the weaker Canadian dollar on the translation of mainly U.S. dollar-denominated reverse repos and securities borrowed.

Loans increased $52 billion, or 22%, from a year ago, partially due to growth in our Canadian retail loan portfolio. This growth was led by Canadian residential mortgages, which increased $10 billion, or 10%, and an increase in personal loans, mainly driven by demand for home equity lending due to the strong housing market during the beginning of the year and continued relatively low interest rates and low unemployment in Canada throughout the year. Solid growth in our wholesale loans of $26 billion, or 38%, mainly reflected continued growth in corporate lending, our acquisitions of ANB and RBTT, and higher balances required for pledging assets related to trading activities due to reduced liquidity in global financial markets in the latter part of the year. The increase in total loans also reflected the impact of the weaker Canadian dollar on the translation of U.S. dollar-denominated loans.

Other assets were up $84 billion from the prior year, mainly attributable to higher fair value of derivative-related assets. This growth was primarily a result of the impact of the strengthening of the U.S. dollar, both on U.S. dollar-denominated asset balances and on foreign exchange contract positions where we were long on the U.S. dollar. The impact of the downward shift in yields on our received fixed positions, increased market volatility and the widening of credit spreads on credit protection bought also contributed to the increase. In addition, the increase reflected higher broker-dealer receivables due to higher activity resulting from increased capital market volatility and goodwill from our acquisitions of RBTT, ANB and PH&N.

Total liabilities were up $117 billion, or 20%, from a year ago, largely as a result of the impact of the weaker Canadian dollar on foreign currency-denominated liabilities. The increase was also driven by growth in deposits and increased fair value of derivative-related amounts due to market conditions that were partially offset by reduced activity from borrowed securities and repurchase agreements.

Deposits increased $73 billion, or 20%, from a year ago. The growth was largely due to higher business and government deposits that were driven by the weaker Canadian dollar on the translation of mainly U.S. currency-denominated deposits and our issuances of notes and covered bonds, which are classified in deposits, to support business growth. Higher personal deposits also contributed to the increase, largely based on the strong demand for our Canadian dollar- and U.S. dollar-denominated high-interest savings accounts and strong growth in personal fixed-term deposits amid the uncertainty in global financial markets. Our ANB and RBTT acquisitions also contributed to deposit growth.

Other liabilities increased $41 billion, or 21%, mainly attributable to higher fair value of derivative-related liabilities. This increase was primarily due to the impact of the stronger U.S. dollar on both our U.S.

dollar-denominated liabilities and foreign exchange contract positions where we were short on the U.S. dollar. The impact of the downward shift in yields on our pay fixed positions, increased market volatility, the widening of credit spreads on credit protection sold and higher broker-dealer payables, reflecting higher activity due to increased capital market volatility, also contributed to the increase. These factors were partially offset by reduced counterparty activity in borrowed securities and repurchase agreements, as a result of continued financial markets volatility, and a decrease in securities lending and short selling activities, partially reduced by the impact of the weaker Canadian dollar on mainly U.S. dollar-denominated borrowed securities and repurchase agreements.

Preferred share liabilities related to Non-cumulative First Preferred Shares Series N were redeemed during the year and was financed out of general corporate funds.

Non-controlling interest in subsidiaries increased $.9 billion from last year, mainly due to $500 million of RBC Trust Capital Securities which were issued in the current year. For further information, refer to Note 17 to our Consolidated Financial Statements.

Subordinated debentures increased $2 billion, or 30%, from the prior year, largely reflecting the issuances net of redemptions of subordinated debentures used to support business growth.

Shareholders' equity increased $6 billion, or 26%, from the prior year, largely reflecting the issuance of common shares mainly for consideration paid for our acquisitions of RBTT, ANB, PH&N and FBW, our current year net income and a decline in unrealized foreign currency losses in our self-sustaining foreign subsidiaries, net of our hedging activities. These factors were partially offset by dividends declared on our common shares, increased unrealized losses on our AFS portfolio and dividends declared on preferred shares during the year.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our balance sheet. Off-balance sheet transactions are generally undertaken for risk management, capital management and/or funding management purposes for our benefit and the benefit of our clients. These transactions include transactions with SPEs and issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

Special purpose entities

SPEs are typically set up for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. They are not operating entities and usually have no employees. SPEs may be VIEs as defined by CICA AcG-15, *Consolidation of Variable Interest Entities*. Refer to the Critical accounting policies and estimates section and Notes 1 and 6 to our Consolidated Financial Statements for our consolidation policy and information about the VIEs that we have consolidated or in which we have significant variable interests. Pursuant to CICA Accounting Guideline 12, *Transfers of Receivables* (AcG-12), Qualifying SPEs (QSPEs) are legal entities that are demonstrably distinct from the transferor, have limited and specified permitted activities, have defined asset holdings and may only sell or dispose of selected assets in automatic response to specified conditions.

We manage and monitor our involvement with SPEs through our Structured Transactions Oversight Committee. Refer to the Risk management section for further details.

Securitization of our financial assets

We periodically securitize our credit card receivables and residential mortgage loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities. Gains and losses on securitizations are included in Non-interest income. Refer to Note 1 to our Consolidated Financial Statements for our accounting policy for loan securitizations.

In addition to traditional securitizations where we sell our loans and receivables, we also enter into synthetic securitizations to transfer risks relating to selected elements of our financial assets without actually transferring the assets through the use of certain financial instruments.

Credit card receivables

We securitize a portion of our credit card receivables through a SPE on a revolving basis. The SPE is funded through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The issuances are rated by at least two of Dominion Bond Rating Service (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's (S&P). This SPE meets the criteria for a QSPE and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating this SPE.

We continue to service the credit card receivables sold to the QSPE and perform an administrative role for the QSPE. We also provide first-loss protection to the QSPE in two forms. We have an interest in the excess spread from the QSPE which is subordinate to the QSPE's obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE's noteholders are affected. The present value of this excess spread is reported as a retained interest within our AFS securities on our Consolidated Balance Sheets. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

Residential mortgage loans

We securitize government-guaranteed Canadian residential mortgage loans through the creation of MBS and sell a portion of these MBS as part of government auctions as well as to an independent SPE on a revolving basis. We retain interests in the excess spread on the sold MBS and service the underlying mortgages we have securitized for funding and liquidity purposes ourselves or through an independent servicer.

We did not securitize any residential mortgages synthetically in 2007 and 2008. As at October 31, 2008, the notional balance of our purchased credit protection totalled $399.4 million on residential mortgages with an outstanding unamortized balance of $9.9 billion.

Commercial mortgage loans

We securitize commercial mortgages by selling them in collateral pools, which meet certain diversification, leverage and debt coverage criteria, to SPEs, one of which is sponsored by us. The SPEs finance the purchase of these pools by issuing certificates that carry varying degrees of subordination. The certificates issued by the SPE which we sponsor range from AAA to B- and are rated by any two of DBRS, Moody's and S&P. The most subordinated certificates are unrated. The certificates represent undivided interests in the collateral pool, and the SPE which we sponsor, having sold all undivided interests available in the pool, retains none of the risk of the collateral pools. We do not retain any beneficial interests in the loans sold unless we purchase some of the securities issued by the SPEs for our own account. We are the primary servicer under contract with a third-party master servicer for the loans that are sold to our sponsored SPE.

Our financial asset securitizations		Table 50
As at October 31 (C$ millions)	2008	2007
Outstanding securitized assets		
Residential mortgages	$ 21,520	$ 18,384
Credit cards	4,120	3,650
Commercial mortgages	2,325	3,727
Total	$ 27,965	$ 25,761
Retained interests		
Residential mortgages		
Mortgage-backed securities retained (1)	$ 12,342	$ 5,954
Retained rights to future excess interest	699	414
Credit cards		
Asset-backed securities purchased (2)	954	870
Retained rights to future excess interest	26	27
Subordinated loan receivables	8	3
Commercial mortgages		
Asset-backed securities purchased (2)	7	12
Total	$ 14,036	$ 7,280

(1) All residential mortgages securitized are Canadian mortgages and are government guaranteed.
(2) Securities purchased during the securitization process.

Securitization activities during 2008
During the year, we securitized $18.4 billion of residential mortgages, of which $7.5 billion were sold and the remaining $10.9 billion (notional value) were retained. We securitized and sold $1.5 billion of credit card loans and purchased $65 million of related securities during the securitization process. We also securitized $.2 billion of commercial mortgages and purchased $9 million (notional value) of the related securities during the securitization process. Refer to Note 5 to our Consolidated Financial Statements for further details including the amounts of impaired and past due loans that we manage and any losses recognized on securitization activities during the year.

Capital trusts
We issue innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Trust Subordinated Notes (RBC TSNs), through three SPEs: (i) RBC Capital Trust (Trust), (ii) RBC Capital Trust II (Trust II) and (iii) RBC Subordinated Notes Trust (Trust III). We consolidate Trust but do not consolidate Trust II or Trust III because we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses, and we do not have a significant interest in these trusts. As at October 31, 2008, we held residual interest of $1 million and $1 million (2007 – $1 million and $1 million) in Trust II and Trust III, respectively. We had loan receivables of $3 million (2007 – $40 million) and $30 million (2007 – $30 million) from Trust II and Trust III, respectively, and reported the senior deposit notes of $900 million and $999.8 million (2007 – $900 million and $999.8 million) that we issued to Trust II and without prior consent of the holders. In addition, RBC TruCS holders of Trust II have the right to exchange for our preferred shares as outlined in Note 17 to our Consolidated Financial Statements.

Interest expenses on the senior deposit notes issued to Trust II and Trust III amounted to $52 million and $47.2 million, respectively (2007 – $52 million and $23.6 million), during the year. For further details on the capital trusts and the terms of the RBC TruCS and RBC TSNs issued and outstanding, refer to the Capital management section and Note 17 to our Consolidated Financial Statements.

Securitization of client financial assets
Within Securitization Finance, our principal relationship with SPEs comes in the form of administering six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits or conduits) – three in Canada and three in the U.S. We are involved in these conduit markets because our clients value these transactions, they offer us a source of revenue and they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

The multi-seller conduits purchase various financial assets and finance the purchases by issuing highly rated asset-backed commercial paper. The main types of asset classes financed by the multi-seller conduits are credit cards, auto loans and leases, trade receivables, student loans, asset-backed securities, equipment receivables, and consumer loans. As at October 31, 2008, these asset classes comprised 95% of our maximum exposure to loss by client asset type. Less than 1% of outstanding securitized assets comprised U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans.

We do not maintain any ownership or retained interests in these multi-seller conduits and have no rights to, or control of, their assets. We provide services such as transaction structuring and administration as specified by the multi-seller conduit program documents for which we receive market based fees. In addition, we provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits, as shown in Table 51. Fee revenue for all such services, which is reported in Non-interest income, amounted to $160 million during the year (2007 – $72 million). Commitments under the backstop liquidity and credit enhancement facilities are factored into our risk adjusted asset calculation, and therefore impact our regulatory capital requirements.

Our total commitment to the conduits in the form of backstop liquidity facilities and credit enhancement facilities is shown in Table 51.

Liquidity and credit enhancement facilities — **Table 51**

As at October 31 (C$ millions)	2008 Notional of committed amounts	2008 Allocable notional amounts (2)	2008 Outstanding loans	2008 Total maximum exposure to loss	2007 Notional of committed amounts	2007 Allocable notional amounts (2)	2007 Outstanding loans	2007 Total maximum exposure to loss
Backstop liquidity facilities	$ 43,452	$ 37,080	$ 1,947	$ 39,027	$ 42,567	$ 38,726	$ –	$ 38,726
Credit enhancement facilities	4,486	4,486	–	4,486	4,185	4,185	–	4,185
Total (1)	$ 47,938	$ 41,566	$ 1,947	$ 43,513	$ 46,752	$ 42,911	$ –	$ 42,911

(1) Represents multi-seller conduits administered by us.
(2) Based on total committed financing limit.

The total committed amount of the backstop liquidity facilities and the program-wide credit enhancement facilities exceeds the amount of the total financing limit established by the conduits under the receivable purchase agreements. The maximum exposure to loss cannot exceed the amount of the financing limit, and therefore the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amount of these facilities.

Our maximum exposure to loss as shown in Table 51 is calculated based on the total amount we are exposed to under backstop liquidity facilities and partial credit enhancements we provide to the multi-seller conduits, and is limited to a maximum 102% of the total amount of assets purchased or committed to be purchased by the conduits plus any outstanding loans. Our maximum exposure to loss was $43.5 billion as at October 31, 2008 (2007 – $42.9 billion). The maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2008 were $42.7 billion (2007 – $41.8 billion). Outstanding loans as at October 31, 2008 were $1.9 billion (2007 – $nil). Of the total purchase commitments outstanding, the multi-seller conduits have purchased financial assets totalling $33.6 billion as at October 31, 2008 (2007 – $29.3 billion).

Maximum exposure to loss by client asset type						Table 52
	2008			2007		
As at October 31 ($ millions)	(US$)	(C$)	Total (C$)	(US$)	(C$)	Total (C$)
Outstanding securitized assets						
Credit cards	$ 12,281	$ 1,494	$ 16,286	$ 10,736	$ 984	$ 11,126
Auto loans and leases	3,426	5,390	9,517	4,915	7,514	12,157
Trade receivables	2,280	2,302	5,048	3,042	2,259	5,133
Student loans	3,670	–	4,420	2,808	–	2,653
Asset-backed securities	2,360	–	2,843	1,941	–	1,834
Equipment receivables	365	1,535	1,975	522	1,785	2,278
Consumer loans	1,122	–	1,351	1,822	49	1,770
Dealer floor plan receivables	327	187	581	326	187	495
Insurance premiums	213	203	460	306	321	610
Other loans	276	–	333	–	–	–
Electricity market receivables	–	306	306	–	306	306
Truck loans and leases	235	–	283	495	–	468
Residential mortgages	–	110	110	3,822	183	3,794
Corporate loans receivables	–	–	–	304	–	287
Total	$ 26,555	$ 11,527	$ 43,513	$ 31,039	$ 13,588	$ 42,911
Canadian equivalent (1)	$ 31,986	$ 11,527	$ 43,513	$ 29,323	$ 13,588	$ 42,911

(1) US$ amounts converted at an exchange rate of 1.2045 (2007 – .9447)

During the credit market dislocations of 2008, we continued to originate new business. At the same time, we reduced our exposure to U.S. dollar assets by U.S. $4.5 billion and to Canadian dollar assets by $2.1 billion, reduced exposure to specific asset classes, specifically U.S. residential mortgages and U.S. auto loans and leases, increased the amount of credit enhancement provided by the seller for new transactions, and increased the fees that we charge. As 74% of the assets of the multi-seller conduits are U.S. denominated assets, the total outstanding securitized assets reported in Table 52 is impacted by changes to the Canadian and U.S. exchange rate. Applying the exchange rate used in 2007, the outstanding assets would have decreased by approximately 14.7% to $36.6 billion from October 31, 2007 to October 31, 2008, rather than the 1.4% increase highlighted above.

The multi-seller conduits typically purchase the financial assets as part of a securitization transaction by our clients. In these situations, the sellers of the financial assets generally continue to service the respective assets and generally provide some amount of first-loss credit protection on the assets in the form of transaction-specific credit enhancements, which reduces our overall risk exposure. This credit protection could be in the form of additional assets, cash or subordination of rights to cash flows. In many cases, the amount of first-loss credit protection is the greater of a fixed amount or a multiple of recent performance measures such that if an asset's performance deteriorates, then the amount of first-loss credit protection increases. As of September 30, 2008, the weighted averaged first loss credit protection was 35.7% of total assets, providing a coverage multiple of approximately 10 times weighted average annual expected loss rate on the client asset portfolio of 3.5%.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in our U.S. multi-seller conduits are reviewed by at least three ratings agencies including Moody's, S&P and Fitch. Transactions in our Canadian multi-seller conduits are reviewed by the following four rating agencies: Moody's, S&P, Fitch and DBRS. Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

The commercial paper issued by each multi-seller conduit is in the conduit's own name with recourse to the financial assets owned by each multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities. Of total commercial paper issued by the conduits of $33.6 billion (2007 – $42.9 billion), 74% (2007 – 78%) is generally rated within the top ratings category of each rating agency and the remaining amount is rated in the second highest ratings category of each rating agency. We sometimes purchase the commercial paper issued by the conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at October 31, 2008, the fair value of our inventory was $598 million, classified as Securities – Trading.

An unrelated third party (expected loss investor) agreed to absorb credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before us and the multi-seller conduit's debt holders (multi-seller conduit first-loss position). In return for assuming this multi-seller conduit first-loss position, the expected loss investor is paid by the multi-seller conduit a return commensurate with its risk position. Moreover, each multi-seller conduit has granted to the expected loss investor material voting rights, including the right to approve any transaction prior to the multi-seller conduit purchasing and financing a transaction. We do not consolidate any of the multi-seller conduits.

Our fee structure also reduces our risk exposure on the portfolio. For over 90% of the securitized assets as at October 31, 2008, funding is provided on a cost of funds plus basis, such that the cost to our clients is the sum of the conduit cost of funds plus a fee that includes the cost of allocable credit facilities and ancillary costs provided by us and other third parties. As a result, we are not exposed to the funding or spread risk on these assets that would arise in volatile markets.

In 2008, certain multi-seller conduits drew down some of our backstop liquidity facilities. The outstanding loans are included in Loans – Wholesale, representing the gross loan amount before provisions, of $1.9 billion, representing less than 5% of outstanding securitized assets. As at October 31, 2008, allowance for loan losses on these loans totalled $65 million (2007 – $nil).

Creation of credit investment products

We use SPEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet the needs of investors with specific requirements. As part of this process, we may transfer our assets to the SPEs with an obligation to buy these assets back in the future and may enter into derivative contracts, including credit derivatives to purchase protection from these SPEs (credit protection), in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. In this role of derivative counterparty to the SPE, we also assume the associated counterparty credit risk of the SPE.

These SPEs issue funded notes. In some instances, we invest in these notes. The funded notes may be rated by external rating agencies, as well as listed on a stock exchange, and are generally traded via recognized bond clearing systems. While the majority of the notes are expected to be sold on a "buy and hold" basis, we may occasionally act as market maker. Some of the SPEs also issue unfunded notes in the form of senior credit derivatives or funding commitment and we may be an investor in these unfunded notes. The investors in the funded and unfunded notes ultimately bear the cost of any payments made by the SPE as a result of the credit protection provided to us. We consolidate the SPEs in which our investments in the notes expose us to a majority of the expected losses.

There are many functions required to create such a product. We fulfill some of these functions and independent third parties or specialist service providers fulfill the remainder. Currently we act as sole arranger and swap provider for SPEs where we are involved and, in most cases, act as paying and issuing agent as well. As with all our derivatives, the derivatives with these SPEs are carried at fair value in derivative-related assets and liabilities.

The assets in these SPEs amounted to $5.3 billion as at October 31, 2008 (2007 – $5.2 billion), of which $.2 billion were consolidated as at October 31, 2008 (2007 – $.3 billion). As at October 31, 2008, our investments in the funded notes, the derivative-related receivables and the notional amounts of the unfunded notes related to the unconsolidated SPEs were $34 million (2007 – $290 million), $599 million (2007 – $829 million) and $648 million (2007 – $614 million), respectively.

Structured finance
In 2008, we purchased U.S. ARS from entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In our role as auction remarketing agent to these entities, we are under no legal obligation to purchase the notes issued by these entities in the auction process. We consolidate the entities in which our ARS investments expose us to a majority of the expected losses. As at October 31, 2008, the total assets of the unconsolidated ARS entities and the fair value of our significant investments in these unconsolidated entities were $9.2 billion (2007 – $.2 billion) and $3.4 billion (2007 – $.2 billion), respectively. As at October 31, 2008, approximately 88% of these investments were AAA rated. Interest income from the ARS investments, which is reported in Net-interest income, amounted to $93 million during the year (2007 – $2 million, 2006 – $nil).

On October 8, 2008, we announced that, as part of an agreement in principle to settle with certain U.S. regulators, we will offer to purchase, at par, for a six-month period beginning no later than December 15, 2008, ARS held by U.S. retail brokerage clients that are qualified for the repurchase offer. Qualifying clients who sold eligible ARS below par between February 11, 2008 and October 8, 2008 will be paid the difference between par and the price of the sale.

During the year, we sold some of our ARS investments into Tender Option Bond (TOB) programs, where each TOB program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit issued by us and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating-rate certificates and we provide liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. We do not, however, consolidate these trusts because the residual certificate holder is exposed to a majority of the variability in these trusts. The liquidity facilities and letters of credit are included in our disclosure on guarantees in Note 25 to our Consolidated Financial Statements. As at October 31, 2008, the total assets of the TOB programs related to the ARS were $1.4 billion (2007 – $nil) and the floating-rate certificates that we hold as market maker were $nil (2007 – $nil). Fee revenue for the remarketing services and the provision for the letters of credit and liquidity facilities, which is reported in Non-interest income, amounted to $3 million during the year (2007 – $nil, 2006 – $nil).

In 2008, we also sold $465 million of our ARS to an unaffiliated and unconsolidated entity at fair market value. The purchase of the ARS by this entity was financed by a loan from us, and the loan is secured by various assets of the entity. We are the remarketing agent for the ARS. We provide to the entity a credit facility, certain administrative services and guarantees, which are secured by cash collateral. This entity also enters into interest rate derivatives with other counterparties who are exposed to the majority of its variability; as a result, we do not consolidate this entity. As at October 31, 2008, total assets of this entity and our maximum exposure to loss were $4.7 billion and $500 million, respectively. Fee revenue from this entity, which is reported in Non-interest income, amounted to $4.0 million during the year (2007 – $.3 million, 2006 – $nil). The interest income from the loan and the credit facility, which is reported in Net interest income, totalled $6.7 million for the year (2007 – $1.1 million, 2006 – $nil).

We occasionally invest in entities in the form of loan substitute and equity investments that are part of transactions structured to achieve a desired outcome, such as limiting exposure to specific assets or risks, obtaining indirect (and usually risk mitigated) exposure to financial assets, funding specific assets, supporting an enhanced yield and meeting client requirements. These transactions usually yield a higher return or provide lower-cost funding on an after-tax basis than financing non-SPE counterparties, holding an interest in financial assets directly, or receiving on-balance sheet funding. We consolidate the entities in which our interests expose us to a majority of the expected losses. The total assets of the unconsolidated entities in which we have significant investments or loans were $3.5 billion as at October 31, 2008 (2007 – $4.8 billion). As at October 31, 2008, our total investments in and loans to these entities were $1.7 billion (2007 – $2.5 billion), which are reflected on our Consolidated Balance Sheets.

Investment funds
We enter into equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds for fees to provide their investors with the desired exposure and hedge our exposure from these derivatives by investing in other funds. We consolidate the investment funds when we are exposed to a majority of the expected losses of the funds. The total assets held in the unconsolidated funds where we have significant exposure were $1.2 billion as at October 31, 2008 (2007 – $1.6 billion). As at October 31, 2008, our total exposure was primarily related to the investments in the funds and was $349 million (2007 – $423 million).

Trusts, mutual and pooled funds
Our joint venture, RBC Dexia IS, provides global custody, fund and pension administration of client assets as well as the provision of shareholder services, foreign exchange, securities lending and other related services. With respect to trusteeship or custodial services for personal and institutional trusts, RBC Dexia IS has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. RBC Dexia IS earns fees for providing these services, and we include 50% of these fees in our revenue, representing our share of interest in the joint venture. Refer to Note 9 to our Consolidated Financial Statements for more details.

We manage assets in mutual and pooled funds and earn fees at market rates from these funds, but do not guarantee either principal or returns to investors in any of these funds.

Guarantees
We issue guarantee products, as defined by the CICA Accounting Guideline 14, *Disclosure of Guarantees* (AcG-14), in return for fees which are recorded in Non-interest income. Significant types of guarantee products we have provided to third parties include credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements.

In accordance with CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, financial guarantees are recognized at inception at the fair value of the obligation undertaken in issuing the guarantee. Subsequent measurement of financial guarantees at fair value is not required unless the financial guarantee qualifies as a derivative. As the carrying value of these financial guarantees does not reflect our maximum potential amount of future payments, we continue to consider guarantees as off-balance sheet arrangements.

Our maximum potential amount of future payments in relation to our guarantee products as at October 31, 2008, amounted to $137 billion (2007 – $152 billion). In addition, as at October 31, 2008, RBC Dexia IS securities lending indemnifications totalled $45.7 billion (2007 – $63.5 billion); we are exposed to 50% of this amount. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or collateral held or pledged.

As at October 31, 2008, we had $37.9 billion (2007 – $40.4 billion) in backstop liquidity facilities related to asset-backed commercial paper programs, of which 98% (2007 – 96%) was committed to RBC-administered multi-seller conduits.

Note 25 to our Consolidated Financial Statements provides detailed information regarding the nature and maximum potential exposure for the above-mentioned types of guarantee products.

Retail and commercial commitments

We also provide commitments to our clients to help them meet their financing needs. On behalf of our clients, we undertake written documentary and commercial letters of credit, authorizing a third party to draw drafts on us up to a stipulated amount and typically having underlying shipments of goods as collateral. We make commitments to extend credit, which represent unused portions of authorizations to extend credit in the form of loans, bankers' acceptances or letters of credit. We also have uncommitted amounts for which we retain the option to extend credit to a borrower. These guarantees and commitments exposed us to liquidity and funding risks. The following is a summary of our off-balance sheet commitments.

Retail and commercial commitments (1) — Table 53

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Documentary and commercial letters of credit	$ 558	$ –	$ –	$ –	$ 558
Commitments to extend credit and liquidity facilities	11,570	66,520	21,314	5,303	104,707
Uncommitted amounts (2)	–	170,780	–	–	170,780
	$ 12,128	$ 237,300	$ 21,314	$ 5,303	$ 276,045

(1) Based on remaining term to maturity.
(2) Uncommitted amounts represent amounts for which we retain the option to extend credit to a borrower.

Financial Stability Forum disclosures

The Financial Stability Forum (FSF) is comprised of senior representatives from international financial authorities, including central banks and supervisory authorities and international financial institutions. On April 7, 2008, the FSF released its report to the G7 Ministers on recent conditions in the credit market. Key recommendations include increased disclosure around risk exposures and valuation methods, including writedowns. Our disclosures substantially comply with the FSF recommendations where they relate to areas that are significant to us.

We provide specialized disclosures in the following sections of our Annual Report:

- Financial performance – Impact of the market environment
- Risk management – Credit risk and Market risk
- Off-balance sheet arrangements
- Fair valuation methods and policies, in Notes 1 and 2 to our Consolidated Financial Statements

U.S. subprime and Alt-A exposures

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our on-balance sheet exposures to these risks are comprised mainly of holdings of RMBS, CDOs of RMBS and mortgages (whole loans), which are loans rather than securities. RMBS and CDOs of RMBS may be classified on our balance sheets as either HFT or AFS. The mortgages are carried at amortized cost. The fair value of these holdings, net of applicable hedges, is presented in the table below. Our net exposures to U.S. subprime and Alt-A comprise less than .5% of our total assets as at October 31, 2008.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages — Table 54

	2008			
As at October 31 (C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$ 735	$ 1,749	$ 107	$ 2,591
Fair value of securities net of hedging by rating				
AAA	$ 125	$ 1,426	$ –	
AA	64	196	–	
A	63	21	–	
BBB	6	88	–	
Below BBB-	4	18	93	
Total	$ 262	$ 1,749	$ 93	$ 2,104
Fair value of securities net of hedging by vintage				
2003 (or before)	$ 33	$ 30	$ –	
2004	45	102	–	
2005	168	795	34	
2006	16	553	32	
2007	–	269	27	
Total	$ 262	$ 1,749	$ 93	$ 2,104
Amortized cost of subprime/Alt-A mortgages (whole loans)	$ 293	$ 952	$ –	$ 1,245
Total subprime and Alt-A exposures, net of hedging	$ 555	$ 2,701	$ 93	$ 3,349
Sensitivities of fair value of securities, net of hedging, to changes in assumptions				
100 bp increase in credit spread (spread over the benchmark swap curve)	$ (4)	$ (40)	$ (2)	
100 bp increase in interest rates (parallel shift upwards in the swap curve)	2	(2)	–	
20% increase in default rates (default rate on the underlying mortgages held as collateral)	(2)	(18)	(2)	
25% decrease in pre-payment rates (early repayment of principal on the underlying mortgages held as collateral)	(17)	(58)	–	

CDOs by collateral type net of hedging **Table 55**

(C$ millions)	Fair value as at October 31, 2008
CDOs fair value net of hedging by collateral type	
CDOs that may contain U.S. subprime or Alt-A mortgages	$ 93
Corporate	493
Total CDOs net of hedging	**$ 586**

Of our total holdings of RMBS, holdings with a fair value of $262 million, net of hedging, may be exposed to U.S. subprime risk. Of this potential exposure, over 96% of our related holdings are rated A and above, and 48% of our related holdings were rated AAA, on a net basis as at October 31, 2008. None of these RMBS were issued within the past two years.

Of our total holdings of RMBS, holdings with a fair value of $1,749 million, net of hedging, may be exposed to U.S. Alt-A risk. Of this potential exposure, over 81% of our related holdings were rated AAA as at October 31, 2008. Less than 47% of these RMBS were issued within 2006 and 2007.

Of our total holdings of CDOs, holdings of $93 million, net of hedging, may be exposed to U.S. subprime or Alt-A risk. This represents less than 16% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $586 million.

As shown in Table 54, changes in assumptions have relatively minor impacts on the net exposures of our U.S. subprime and Alt-A securities. The greatest impact comes from a 25% decrease in prepayment rates, which results in a decline of 4% or less in the fair values of our U.S. subprime and Alt-A securities, net of hedging. Rising interest rates increase the cash flow available to our senior tranche of mostly floating-rate securities. Further, increases in credit spread or default rates reduce the net fair value by approximately 2% or less as most of our holdings are AAA rated or have a senior ranking in the capital structure.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs that are typically set up for a single, discrete purpose, often have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization, which may be our customers or us. They are not operating entities and usually have no employees. Under GAAP, SPEs may or may not be recorded on our balance sheets. For a complete discussion of our off-balance sheet SPEs, refer to the Off-balance sheet arrangements section.

Refer to the Critical accounting policies and estimates section and Note 6 to our Consolidated Financial Statements, for information about the VIEs that we have consolidated (on-balance sheet), or in which we have significant variable interests, but have not consolidated (off-balance sheet). Additional information about these VIEs as at October 31, 2008 is provided in the following table.

Variable interest entities — **Table 56**

	2008						
			Total assets by credit ratings				
As at October 31 (C$ millions)	Total assets (1)	Maximum exposure (2)	AAA and AA	A	BBB	BB and below	Not rated
Unconsolidated VIEs in which we have significant variable interests:							
Multi-seller conduits (3)	$ 42,698	$ 43,513	$ 22,377	$ 18,982	$ 1,136	$ 203	$ –
Structured finance VIEs	15,245	5,319	9,762	1,293	–	–	4,190
Credit investment product VIEs	2,649	1,281	981	68	255	691	654
Investment funds	1,182	349	–	–	–	–	1,182
Third-party conduits	734	386	431	244	59	–	–
Other	155	63	–	–	–	–	155
	$ 62,663	$ 50,911	$ 33,551	$ 20,587	$ 1,450	$ 894	$ 6,181
Consolidated VIEs							
Structured finance VIEs	$ 1,688		$ 536	$ 1,152	$ –	$ –	$ –
Investment funds	1,268		–	–	–	–	1,268
Credit investment product VIEs	196		196	–	–	–	–
Compensation vehicles	76		–	–	–	–	76
Other	113		–	–	–	–	113
	$ 3,341		$ 732	$ 1,152	$ –	$ –	$ 1,457

	2008									
			Total assets by average maturities				Total assets by geographic location of borrowers		
(C$ millions)	Total assets (1)	Maximum exposure (2)	Under 1 year	1–5 years	Over 5 years	Not applicable	Canada	U.S.	Other international
Unconsolidated VIEs in which we have significant variable interests:									
Multi-seller conduits (3)	$ 42,698	$ 43,513	$ 17,274	$ 23,036	$ 2,388	$ –	$ 11,301	$ 29,201	$ 2,196
Structured finance VIEs	15,245	5,319	27	126	10,402	4,690	–	15,245	–
Credit investment product VIEs	2,649	1,281	–	–	2,649	–	–	2,649	–
Investment funds	1,182	349	–	15	–	1,167	325	459	398
Third-party conduits	734	386	719	15	–	–	734	–	–
Other	155	63	–	–	–	155	44	111	–
	$ 62,663	$ 50,911	$ 18,020	$ 23,192	$ 15,439	$ 6,012	$ 12,404	$ 47,665	$ 2,594
Consolidated VIEs									
Structured finance VIEs	$ 1,688		$ –	$ –	$ 1,688	$ –	$ –	$ 1,688	$ –
Investment funds	1,268		–	–	–	1,268	–	600	668
Credit investment product VIEs	196		196	–	–	–	–	–	196
Compensation vehicles	76		–	–	–	76	76	–	–
Other	113		–	–	113	–	14	35	64
	$ 3,341		$ 196	$ –	$ 1,801	$ 1,344	$ 90	$ 2,323	$ 928

(1) Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our Consolidated Financial Statements. Refer to Note 6 for further information on these amounts.
(2) The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3) Represents multi-seller conduits administered by us.

The risk rating distribution of assets within the VIEs in the table above is indicative of the credit quality of the collateral underlying those assets while for certain VIEs, assets or underlying collateral are not rated in the categories disclosed above. Examples of assets that have not been rated include derivatives, mutual fund or hedge fund units and personal or private loans.

Over 86% of assets in unconsolidated VIEs in which we have significant variable interests were rated A or above. Over 56% of assets in our consolidated VIEs were rated A or above. Both are primarily originated in the U.S. with varying maturities.

Multi-seller conduits

Multi-seller conduits that we administer comprise over 68% of the total assets of unconsolidated VIEs as at October 31, 2008, and are used primarily for the securitization of client financial assets. Our conduit programs are administered in North America.

We purchase commercial paper issued by our multi-seller conduits in our capacity as placement agent in order to facilitate the overall program liquidity. As at October 31, 2008, the fair value of our holdings was $598 million which are classified as HFT. Our variable interests in the multi-seller conduits are monitored to ensure that we are not at risk of being required to consolidate the multi-seller conduits under GAAP.

We also provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. Refer to the Off-balance sheet arrangements section for the total commitments and amounts outstanding under liquidity and credit enhancement facilities for the multi-seller conduits as at October 31, 2008 and 2007, and for a breakdown of the October 31, 2008 maximum exposure to loss by client asset type.

For committed facilities, our multi-seller conduits purchase high credit quality financial assets primarily from our clients and finance these purchases primarily through the issuance of highly rated commercial paper offered on a discounted basis. For assets purchased, there are supporting backstop liquidity facilities generally equal to 102% of the financing limits established by the conduits under the receivable purchase agreements. The primary purpose of the backstop liquidity facilities is to provide an alternative source of financing in the event that our multi-seller conduits are unable to access the commercial paper market. We are the provider of the transaction-specific backstop liquidity facilities. In addition, we provide a program-wide credit enhancement facility sized at a minimum of 10% of the face amount of commercial paper outstanding. The total committed amount of the backstop liquidity facilities and the program-wide credit enhancement facility exceeds the amount of the total financing limit established by the conduits under the receivable purchase agreements. The maximum potential amount of payments or loss cannot exceed the amount of the financing limit, and therefore the maximum exposure to loss attributable to our backstop liquidity and credit enhancement facilities is less than the total committed amount of these facilities.

Canadian non-bank-sponsored ABCP

Liquidity facilities totalling $185 million, included above in the third-party conduit amounts of maximum exposure to loss, were in place to support Canadian non-bank administered conduits and remain undrawn. As at October 31, 2008, we held $2.6 million of third-party non-bank-sponsored commercial paper that is subject to the Montreal Accord (par value, or the face amount, is $10.5 million) where liquidity is contingent on a general market disruption and in which we were not a significant participant as a distributor or liquidity provider. The market for our remaining holdings remains liquid and active. For additional details on our involvement in the restructuring of non-bank-sponsored ABCP, refer to Note 25 to our Consolidated Financial Statements.

Structured investment vehicles

We held $108 million of normal course interest rate derivatives with structured investment vehicles (SIVs) as at October 31, 2008. We do not hold any commercial paper issued by SIVs. We do not manage any SIVs.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment-grade financing and non-investment-grade financing where there is no private equity sponsor involvement. Our total commitments, both funded and unfunded, are summarized in the following table by geography and industry, and comprise less than .6% of our total assets.

Maximum exposure to loss by client asset type — Table 57

As at October 31 (C$ millions)	2008 Unfunded commitments	2008 Funded exposure	2008 Total exposure
Leveraged finance by geography			
Canada	$ 226	$ 709	$ 935
United States	434	893	1,327
Europe	370	1,360	1,730
	$ 1,030	$ 2,962	$ 3,992
Leveraged finance by type			
Private equity ownership of infrastructure or essential services	$ 265	$ 1,075	$ 1,340
Private equity ownership of other entities	765	1,887	2,652
	$ 1,030	$ 2,962	$ 3,992

As at October 31 (C$ millions)	2008
Exposure by industry	
Communications, media and telecommunications	$ 567
Consumer and industrial products	993
Energy	70
Non-bank financial services	234
Healthcare	348
Infrastructure	1,341
Utilities	387
Real estate	52
Total	$ 3,992

Monoline insurance on non-subprime assets

In addition to the monoline insurance described under the Impact of the market environment section, we have direct and indirect monoline insurance on non-subprime assets, as described in the table and text below.

Direct and indirect monoline insurance — Table 58

	As at October 31, 2008	
(C$ millions)	Principal/ notional	Fair value
Financial Security Assurance Holdings Ltd. (FSA)	$ 375	$ 45
Syncora Holdings Ltd. (Formerly XL Capital Ltd.)	288	42
AMBAC Financial Group (AMBAC)	235	57
Total	$ 898	$ 144

As shown in the table above, as at October 31, 2008, we held monoline insurance protection of $898 million against default of the issuer or counterparty on non-subprime trading assets comprising CDOs or CLOs of corporate names and interest rate swaps. The recorded fair value as at October 31, 2008 on these monoline insurance contracts was $144 million.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS and GICs, interest rate swaps, public infrastructure bonds and collateralized GICs. In these cases, we obtain a benefit from the insurance protection. The principal/ notional value of these assets as at October 31, 2008 was $2,124 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset (1). In addition, we provide liquidity facilities of $968 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program, of which $30.5 million was drawn as of October 3, 2008.

(1) Effective August 1, 2008, we adopted the CICA Handbook reclassification amendments and reclassified certain financial assets out of the HFT category to the AFS category during the quarter ended October 31, 2008. By reclassifying the securities, gains or losses will no longer be recorded in net income and are recorded in OCI, and will be subject to an impairment assessment at each reporting date to determine whether any unrealized losses are an other-than-temporary impairment. For further information, refer to Note 3 to our Consolidated Financial Statements.

Additional FSF disclosures

The fair value of our total direct holdings of CMBS was $391 million as at October 31, 2008.

Risk, capital and liquidity management

Overview

Risk environment

Our business activities expose us to a wide variety of risks in virtually all aspects of our operations. During 2008, market and economic conditions were severely impacted as credit markets deteriorated and financial markets experienced widespread illiquidity and elevated levels of volatility. Our risk profile has increased as a result of the deteriorating economic environment, negative credit quality trends and volatile markets.

The shortage of liquidity in the financial markets represents a significant risk facing the global banking industry as it experiences funding shortages and an inability to value and dispose of assets. This shortage of liquidity is resulting in a change in the landscape of the global financial services industry.

The slowing of economic growth and credit tightening has resulted in increasing bankruptcy rates, and deterioration in personal and business credit quality as evidenced through increased delinquency and impaired loans. The extent of this deterioration in 2009 is still very uncertain. Stock market volatility has and will continue to result in increased market risk and losses within certain capital markets businesses and investment portfolios.

We manage these risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risk assumed and remain within our Risk Appetite.

Our management of risk is supported by sound risk management practices and effective enterprise risk management frameworks including capital management and liquidity management. The cornerstone of these frameworks is a strong risk management culture, supported by a robust enterprise-wide set of policies, procedures and limits which involve our risk management professionals, business segments and other functional teams. This partnership is designed to ensure the ongoing alignment of business strategies and activities within our Risk Appetite.

Risk Appetite

Our Risk Appetite framework provides a structured approach to defining the amount and type of risk we are able and willing to accept in the pursuit of our business objectives. The Risk Appetite framework includes:

- Identification of regulatory constraints that restrict our ability to accept risk and helps us to define our Risk Capacity, which represents the maximum amount and type of risk we can accept
- Establishment and regular confirmation of Self-Imposed Constraints and Drivers where we have chosen to limit or otherwise influence the amount of risk we undertake is defined as our Risk Appetite
- Translation of Risk Appetite into Risk Limits and Tolerances that guide our businesses in their risk taking activity
- Measurement and monitoring of our Risk Profile against Risk Limits and Tolerances.


Risk Capacity
Regulatory
Constraints
Risk Appetite
Self-Imposed
Constraints and Drivers
Risk Limits
and Tolerances
Risk Profile

On a quarterly basis an assessment of our Risk Profile against our Risk Appetite is reviewed by senior management. This analysis focuses on areas where our current Risk Profile may be approaching our self-imposed constraints.

Our board-approved self-imposed constraints can be categorized as follows:

- Target AA senior debt rating, which is assessed against benchmarks established by rating agencies for similarly rated banks
- Strong capital ratios
- Limited appetite for earnings volatility including the impact of provision for credit losses and writedowns
- Limit the potential impact of an interest rate shock within established thresholds
- Maintain sound and prudent management of liquidity and funding risk
- Low exposure to "tail events" (i.e., low probability, high adverse impact)
- Ensure compliance with legislative and regulatory requirements

Risk management principles

We apply the following six overarching principles in the identification, monitoring and management of risk throughout the organization:

(i) Balancing risk and reward is achieved through aligning risk appetite with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.
(ii) Management of risk is shared at all levels of the organization. Business management is accountable for all risks assumed in their operations, with direction and oversight provided by Group Risk Management (GRM), GTO, and Global Functions.
(iii) Effective decision-making is based on a strong understanding of risk.
(iv) Avoiding all business activities that are not consistent with our values, Code of Conduct or policies.
(v) Assuring that services we provide are suitable for and understood by our clients.
(vi) Appropriate judgment is required throughout the organization in order to manage risk.

Risk governance

Our overall risk governance structure is presented below. It illustrates the roles and responsibilities of the various stakeholders.



Board of Directors
CR&RPC & Audit Committee
Group Executive
Group Risk Committee
Supporting Risk Committees
Group Risk Management & Corporate Treasury
Business Segments
Canadian Banking
Wealth Management
Insurance
International Banking
Capital Markets
Global Technology and Operations
Global Functions
Oversight – Escalation – Monitoring – Ownership
Culture – Framework – Delegation – Accountability

Board and its committees

The Board of Directors provides oversight and carries out its risk management mandate through the Conduct Review and Risk Policy Committee (CR&RPC) and the Audit Committee.

The CR&RPC shapes and influences our risk culture and ensures management have risk policies, processes and controls in place to manage significant risks and ensure compliance with the *Bank Act* (Canada) and other relevant laws and regulations.

The Audit Committee provides oversight over the integrity of the financial statements and reviews the adequacy and effectiveness of internal controls and the control environment, and ensures that policies related to liquidity, funding and capital management are in place.

Group Executive and Group Risk Committee

Group Executive (GE) is our senior management team and is led by our President and CEO. GE has overall responsibility for our strategy and its execution by establishing the "tone at the top." Their risk oversight role is executed primarily through the mandate of Group Risk Committee (GRC) and the five supporting risk committees as follows:

- The Asset and Liability Committee (ALCO) reviews, recommends, and approves policy frameworks pertaining to capital management, structural interest rate risk management, funds transfer pricing, liquidity and funding and subsidiary governance.
- The Ethics and Compliance Committee directly supports our management of regulatory, compliance and reputation risk.
- The Policy Review Committee (PRC) acts as the senior risk approval authority relating to policies, products and services.
- The Structured Transactions Oversight Committee (STOC) reviews structured transactions and complex credits.
- The USA Corporate Governance Committee is responsible for all corporate governance matters of our U.S. operations.

The GRC approves credit policies and products with significant risk implications and recommends credit transactions in excess of senior management's authority to the Board of Directors for approval. It also reviews enterprise-wide credit reporting, significant exposures and processes, and ensures that appropriate and timely information is provided to the Board of Directors on matters relating to credit risk and its management.

GRM and Corporate Treasury

GRM works in full partnership with our businesses to identify, assess, mitigate and monitor all forms of risk. Together with the President and CEO and other members of GE, the Chief Risk Officer (CRO) and GRM are primarily responsible for the promotion of our risk management culture. The CRO and GRM responsibilities include:

- Establishing comprehensive risk identification and approval processes
- Establishing appropriate methodologies for risk measurement.
- Establishing risk controls and limits to ensure appropriate risk diversification and optimization of risk and return on both a portfolio and transactional basis
- Monitoring risk levels and reporting to senior management and the Board of Directors on major risks we assume or face
- Acting as the catalyst in defining and communicating our risk appetite.

Corporate Treasury is responsible for the management, oversight and reporting of our capital position, structural interest rate risk, and liquidity and funding risks. Corporate Treasury recommends policies and authorities relating to the identification, measurement and management of liquidity and funding risk through ALCO and GRC for approval by the Audit Committee.

Business segments and corporate support groups
The business segments, GTO and Global Functions, also have responsibility for the management of risk. These responsibilities include (i) accountability for their risks, (ii) alignment of business strategy with risk appetite, and (iii) identification, control and management of their risks.

Risk measurement

Our ability to measure risks is a key component of our enterprise-wide risk management process. Certain measurement methodologies are common to a number of risk types, while others only apply to a single risk type. While quantitative risk measurement is important, we also place reliance on qualitative factors. Our measurement models and techniques are continually subject to independent assessment for appropriateness and reliability. For those risk types that are hard to quantify, we place greater emphasis on qualitative risk factors and assessment of activities to gauge the overall level of risk in order to ensure that they are within our risk appetite.

Expected loss

Expected loss represents losses that are statistically expected to occur in the normal course of business in a given period of time.

With respect to credit risk, the key parameters used to measure our expected loss are the probability of default (PD), loss given default (LGD) and exposure at default (EAD). These parameters are determined based on historical experience, supplemented by benchmarking and updated on a regular basis, and are defined as follows:

- PD: An estimated percentage that represents the probability those obligors within a specific rating grade or for a particular pool of exposures will default within a one-year period.
- LGD: An estimated percentage of EAD that is expected to be lost in the event of default of an obligor.
- EAD: An estimated dollar value of the expected gross exposure of a facility upon default of the obligor before specific provisions or partial write-offs.

With respect to trading market risk, we use a statistical technique known as Value-at-Risk (VaR) to measure expected loss. It is a generally accepted risk management concept that uses statistical models to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices. For further details, refer to the Market risk section. For trading credit risk, we use a statistical model to derive a credit risk exposure profile by modeling the potential value of the portfolio of trades with each counterparty over its life, based on simulated market rates and prices, to estimate expected credit risk exposure and expected loss. The model takes into account wrong-way risk where our exposure to a particular counterparty increases as creditworthiness deteriorates, in which case we use the worst case exposure value.

Unexpected loss and Economic Capital

Unexpected loss is a statistical estimate of the amount by which actual losses can exceed expected loss over a specified time horizon, measured at a specified level of confidence. On an enterprise-wide basis, we use Economic Capital to estimate the unexpected loss associated with our business activities. We calculate Economic Capital by estimating the level of capital that is necessary to cover risks consistent with our desired solvency standard and desired debt rating. The use of Economic Capital as a risk measure enables us to assess performance on a comparable risk-adjusted basis at the transaction and portfolio levels. For further information, refer to the Capital management section.

Sensitivity analysis and stress testing

Sensitivity analysis and stress testing are risk measurement techniques which help us ensure that the risks we take remain within our risk appetite and our level of capital remains adequate. Sensitivity analysis involves varying the model inputs and assumptions to assess the impact on various risk measures. Stress testing helps us determine the potential impact of extreme market volatility and severe economic conditions on the organization.

Our enterprise-wide stress testing program utilizes stress scenarios which are conservatively based on unlikely but possible adverse market and economic events. We evaluate sets of common stress scenarios with relevant input that is integrated to develop an enterprise-wide view of the impacts on our financial results and capital requirements. This program uses macroeconomic projections that are then transformed into stress impacts on various types of risk across the organization.

Scenarios include shallow recession, severe recession, real estate weakness, financial sector crisis, stagflation and energy price volatility. The current economic environment is comparable to the assumptions under our shallow recession scenario.

Model validation

We use models to measure and manage different types of risk. We employ a holistic process whereby a model, its inputs and outputs are reviewed. This includes the data used, the logic and theoretical underpinnings of the model, the processing component, the interpretation of the output and the strategic use of the model results. Our model validation process is designed to ensure that all underlying model risk factors are identified and successfully mitigated. To ensure robustness of our measurement techniques, model validation is carried out by our risk professionals independent of those responsible for the development and use of the models and assumptions. In cases where independent validation is not internally possible (e.g., exceptionally specialized models) outside experts are hired to validate the model.

Risk control

Our enterprise-wide risk management approach is supported by a comprehensive set of risk controls. The controls are anchored by our Enterprise risk management framework, Risk-specific frameworks, Capital management framework and Liquidity management framework. These frameworks lay the foundation for the development and communication of policies, establishment of formal risk review and approval processes, and the establishment of delegated authorities and limits. The implementation of robust risk controls enables the optimization of risk and return on both a portfolio and a transactional basis.

Our Enterprise risk management framework provides an overview of our enterprise-wide program for identifying, measuring, controlling and reporting on the significant risks we face.

Our risk management frameworks and policies are structured into the following four levels:

Risk policy architecture

Level 1: Enterprise Risk Management Framework: This framework serves as the foundation of our risk-specific frameworks and policies, and sets the "tone at the top."

Level 2: Risk-Specific Frameworks: These individual frameworks elaborate on each risk type and explain the following areas:

- Mechanisms for identifying, measuring, monitoring and reporting of risk
- Key policies
- Respective roles and responsibilities related to a specific risk.

Level 3: Enterprise Risk Policies: These policies are considered our minimum requirements for our business segments, GTO and Global Functions, with respect to various risk types.

Level 4: Business Segments and GTO-Specific Policies and Procedures: These policies and procedures are established by the business segments and GTO to manage the risks that are unique to their operations.


Level 1
Level 2
Credit risk framework
Market risk framework
Operational risk framework
Capital management framework
Liquidity management framework
Reputation risk framework
Compliance management framework
Insurance risk framework
Level 3
Enterprise-wide policies
e.g., Credit risk mitigation
Enterprise-wide policies
e.g., VaR, structural interest rate risk
Enterprise-wide policies
e.g., Loss event data collection
Enterprise-wide policies
e.g., Dividend policy
Enterprise-wide policies
e.g., Cash flow limits
Enterprise-wide policies
e.g., Code of Conduct
Enterprise-wide policies
e.g., Privacy, AML
Enterprise-wide policies
e.g., Morbicity risk
Level 4
Area specific risk policy and procedures
Canadian Banking
Wealth Management
Insurance
International Banking
Capital Markets
Global Technology and Operations
Global Functions

Risk review and approval processes

Our risk review and approval processes are established by GRM based on the nature, size and complexity of the risk involved. In general, the risk review and approval process involves a formal review and approval by an individual, group or committee that is independent from the originator. The approval responsibilities are governed by delegated authorities based on the following four categories:

- Transactions: We strive to ensure that risk assessment processes are in place for the review and approval of all types of transactions, including credit transactions.
- Structured Transactions and Complex Credits: The STOC reviews new structured products and transactions with significant reputation, legal, accounting, regulatory or tax risks.
- Projects and Initiatives: Documentation of risk assessment is formalized through the requirement that each Project Appropriation Request (PAR) be reviewed and approved by GRM and Global Functions.
- New Products and Services: Policies and procedures for the approval of new or amended products and services are designed to ensure that our products and services are subject to a broad and robust review and approval process that fully considers associated risks, while striving to facilitate business opportunities.

Authorities and limits

The Board of Directors, through the CR&RPC, delegates the setting of credit, market and insurance risk limits to the President and CEO, COO and CRO. These delegated authorities allow these officers to set risk tolerances, approve geographic (country and region) and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. These delegated authorities are reviewed and approved annually by the Board of Directors and the CR&RPC. GRM is responsible for establishing:

- The criteria whereby these authorities may be further delegated
- The minimum requirements for documenting, communicating and monitoring the use of these delegated authorities.

CR&RPC must approve any transactions which exceed management's delegated authorities.

The Board of Directors through the Audit Committee approves the capital plan and risk limits for controlling liquidity and funding risk. These limits form part of our liquidity management framework and are a key risk control designed to ensure that reliable and cost-effective sources of cash are available to satisfy our current and prospective commitments, both on- and off-balance sheet.

Reporting

Enterprise-level risk monitoring and reporting is a critical component of our enterprise risk management program and supports the ability of senior management and the Board of Directors to effectively perform their risk management and oversight responsibilities.

Internal reporting is provided via the Enterprise Risk Report on a quarterly basis with the purpose of ensuring senior management and the Board of Directors receive timely and actionable forward-looking risk reporting on significant risk issues impacting our organization. This reporting focuses on assessing the status of our current and projected Risk Profile in relation to our risk appetite. External reporting is provided as required by law and other relevant regulations. Regular reporting on risks is provided to stakeholders including regulators, external ratings agencies and analysts.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability or unwillingness to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligations or a reinsurer, resulting from ceded insurance risk.

We offer a wide range of credit products and services to individual and business clients within Canada, the U.S. and in numerous other countries. Core products offered include loans, residential and commercial mortgages, credit cards, lines of credit and letters of credit. Specialized credit services include asset-backed financing, margin lending, securities lending and project finance. The majority of our businesses offer credit products and services. Credit risk is also incurred through other activities not directly linked to the provision of credit products and services to clients, such as short-term investments relating to liquidity management and insurance business investment activities.

Our credit offerings are a significant driver of overall business performance. The failure to effectively manage credit risk across the organization and all products, services and activities can have a direct, immediate and material impact on our earnings and reputation.

The deteriorating economy, rising unemployment and tighter credit conditions negatively impacted household and business credit quality during 2008. These conditions have resulted in increased levels of impaired loans, allowance for credit losses and provision for credit losses. Within the U.S., housing value declines, a slowdown in consumer spending and turmoil in the global financial markets have negatively impacted our builder finance portfolio.

Our credit risk management principles are guided by the six overarching risk management principles discussed in the Risk management principles section. In particular, the following two principles are complemented by the items below with respect to credit risk management.

The effective balancing of risk and return is achieved through:

- Ensuring that credit quality is not compromised for growth
- Diversifying credit risks in transactions, relationships and portfolios
- Using our credit risk rating and scoring systems, policies and tools
- Pricing appropriately for the credit risk taken
- Applying consistent credit risk exposure measurements
- Mitigating credit risk through preventive and detective controls.
- Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques, including hedging activities and insurance coverage.

All business activities that are not consistent with our values, Code of Conduct or policies must be avoided. Such business activities include:

- Direct financing of companies manufacturing equipment or material for nuclear, chemical or biological warfare, landmines or cluster bombs
- Financing Internet gambling businesses
- Granting credit to entities subject to economic sanctions
- Credit transactions that facilitate illegal activity or contribute to misleading financial statements or regulatory reporting
- Credit transactions involving undocumented agreements, disbursements or funds transfers
- Granting credit to a business or individual engaged in activities inconsistent with generally accepted standards of ethical behaviour in the community.

Responsibilities

The PRC and the STOC support the GRC in meeting its credit mandate. The PRC approves enterprise-wide credit risk policies, new and amended business-specific credit risk policies and products with significant risk implications. STOC provides risk oversight of structured transactions and complex credits, including identification and mitigation of risks, and reviews and approves products and transactions referred to it in accordance with our policies.

Risk measurement

Given the potential for credit risk to significantly impact our earnings, it is critical that we accurately quantify credit risk, at both the individual obligor and portfolio levels. This allows us to effectively estimate expected credit losses and minimize unexpected losses in order to limit earnings volatility.

We employ different risk measurement processes for our wholesale and retail portfolios. The wholesale portfolio comprises business, sovereign and bank exposures, which include mid-size to large corporations and certain small businesses that are managed on an individual client basis. The retail portfolio is comprised of residential mortgages and personal, credit card and small business loans, which are managed on a pooled basis. This categorization of exposures is consistent with Basel II, which require banks to disclose their exposures based on how they manage their business and risks.

In measuring credit risk under Basel II, two principal approaches are available: Advanced Internal Ratings Based (AIRB) and Standardized. Most of our credit risk exposure is measured under the AIRB Approach.

Under the AIRB Approach, we use our own estimates of the three key parameters (PD, LGD, EAD) based on historical experience from internal credit risk rating systems in the derivation of risk-weighted assets in accordance with supervisory standards. Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner.

Under the Standardized Approach, used primarily for RBC Dexia IS, RBC Bank (USA) and our Caribbean banking operations, risk weights prescribed by OSFI are used to calculate risk-weighted assets for credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody's, Fitch Ratings (Fitch) and DBRS are used to risk-weight our sovereign and bank exposures based on the standards and guidelines issued by OSFI. For our business and retail exposures, we use the standard risk weights prescribed by OSFI.

Wholesale credit portfolio

The wholesale credit risk rating system is designed to measure and identify the risk inherent in our credit activities in an accurate and consistent manner along two dimensions.

In the first dimension, each obligor is assigned a borrower risk rating (BRR), which reflects an assessment of the credit quality of the obligor. Each BRR has PD assigned to it. This PD is an estimate of the probability that an obligor with a certain BRR will default within a one-year time horizon. The BRR differentiates the riskiness of obligors and represents our evaluation of the obligor's ability and willingness to meet its contractual obligations despite adverse or stressed business conditions, troughs in the business cycle, economic downturns or unexpected events that may occur. The assignment of BRRs is based on the evaluation of obligors' business risk and financial risk based on fundamental credit analysis supplemented by quantitative models.

Our rating system is largely consistent with that of external rating agencies. The following table provides a mapping of our 22-grade internal risk ratings compared to ratings by external rating agencies.

Internal ratings map **Table 59**

Ratings	Standard & Poor's (S&P)	Moody's Investor Service (Moody's)	Description
1 to 4	AAA to AA-	Aaa to Aa3	Investment Grade
5 to 7	A+ to A-	A1 to A3	
8 to 10	BBB+ to BBB-	Baa1 to Baa3	
11 to 13	BB+ to BB-	Ba1 to Ba3	Non-investment Grade
14 to 16	B+ to B-	B1 to B3	
17 to 20	CCC+ to CC	Caa1 to Ca	
21 to 22	C to D	C to Bankruptcy	Impaired/Default

In the second dimension, LGD represents the portion of EAD expected to be lost when an obligor defaults. LGD rates are largely driven by factors such as seniority of debt, collateral security, client type, and the industry in which the obligor operates. EAD represents an estimate of the expected gross exposure of a credit facility at the time of default of the obligor. At default, the obligor may have drawn the facility fully or have repaid some of the principal. We estimate EAD based on the outstanding portion and an estimated amount of the undrawn portion that is expected to be drawn at the time of default.

The estimation of these parameters represents a critical part of our credit rating system. It is a process of quantifying the risk associated with obligors and the related facilities by estimating and assigning values to the parameters. Parameter estimations are based on historical internal experience and are benchmarked to external data where applicable. While PD is used at the obligor level, LGD and EAD are estimated for the various credit facilities under that obligor. These ratings and risk measurements are used in the determination of our expected losses, unexpected losses as well as economic and regulatory capital. They are also used in the setting of risk limits, portfolio management and product pricing. Our wholesale credit risk rating system is reviewed and updated on a regular basis to ensure its accuracy and consistency.

Retail credit portfolio

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Credit scoring is employed in the acquisition of new clients (acquisition scoring) and portfolio management of existing clients (behavioural scoring).

Acquisition scoring models, which are used for underwriting purposes, utilize established statistical methods of analyzing new applicant characteristics and past performance to estimate future credit performance. In model development, all accessible sources of data are used and include information obtained from the client such as employment status, data from our internal systems such as loan information and information from external sources such as credit bureaus.

Behavioural scoring is used in the ongoing management of retail clients with whom we have an established relationship. It utilizes statistical techniques that capture past performance to predict future behaviour and incorporate information, such as cash flow and borrowing trends, as well as the extent of our relationship with the client. The behavioural risk score is dynamic and is generally updated on a monthly basis to continually re-evaluate the risk. Characteristics used in behavioural scoring models are based on information from existing accounts and lending products for each client, and from information obtained from external sources, such as credit bureaus.

For overall portfolio management, retail exposures are assessed on a pooled basis, with each pool consisting of exposures that possess similar homogeneous characteristics. Pooling of exposures allows for more precise and consistent estimates of default and loss characteristics. Criteria used to pool exposures for risk quantification include behavioural score, product type (mortgage, credit cards, lines of credit and installment loans), collateral type (chattel, liquid assets and real estate), the time that the account has been on book, and the delinquency status (performing, delinquent and default) of the exposure. Regular monitoring and periodic adjustments and alignments are conducted to ensure that this process provides for a meaningful differentiation of risk. It also allows the grouping of homogeneous exposures from a risk perspective and permits accurate and consistent estimation of loss characteristics at the pool level. Migration between the pools is considered when assessing credit quality.

The pools are also assessed based on the following parameters: PD, LGD and EAD. The estimation of these parameters takes into account borrower and transaction characteristics, including behavioural credit score, product type and delinquency status. The LGD is estimated based on transaction-specific factors, including product and collateral types. Our risk ratings are reviewed and updated on a regular basis.

The following table maps PD bands to various risk levels:

Internal ratings map — Table 60

PD bands	Description
0.0%–1.0%	Low Risk
1.1%–6.4%	Medium Risk
6.5%–99.99%	High Risk
100.00%	Impaired/Default

Validation

Our credit risk rating systems and methodologies are subject to independent validation on a regular basis. The validation processes provide support for assuring confirmation that our systems properly identify factors that help differentiate risk, appropriately quantify risk, produce measures of risk that respond to changes in the macroeconomic and credit environments, and are consistent with regulatory requirements and our ratings philosophy. Those responsible for performing validation activities are functionally separate from the groups whose methodologies and processes are subject to validation.

We ensure that there is proper separation of responsibility between groups responsible for performing validation activities and groups whose methodologies and process are subject to validation. Validation results and conclusions are also reviewed by Internal Audit Services on a regular basis.

The validation of the risk parameter estimation process for both wholesale and retail portfolios includes the examination and assessment of the following:

- Quantification methodologies and processes, as well as the reasonableness of outputs
- Relationship between historical experience and internally derived parameter values that incorporate estimators' expert judgment and external benchmarking
- Sufficiency of data observations, the appropriateness of data sources and data segmentation
- Statistical significance and predictive power of the estimated values. Levels of tolerance are defined and mapped against actual results, with deviations explicitly noted.

A combination of quantitative (statistical) and qualitative (non-statistical) validation methods are employed to ensure that our credit risk rating system is valid. At a minimum, we adopt the following techniques intended to ensure that the validation process:

- Examine relevant and material data available from internal and external sources to establish a context for assumptions, calculations and outputs
- Demonstrate that estimates are grounded in historical experience
- Provide reasonable predictors of future default and loss.

Detailed validation reports are produced for the assessment of risk rating methodology and risk parameter estimation.

Economic Capital

Economic Capital which serves as management's estimate of the amount of equity required to underpin our risks is used in risk-based pricing decisions and profitability measurement to ensure an appropriate risk and return balance. Within our wholesale credit portfolio, it is also used in setting single-name and industry limits in order to manage concentration risk. For further details, refer to the Capital management section.

Sensitivity and stress testing

Sensitivity testing and stress scenario analysis are used to estimate the capital impacts and financial losses we might expect to occur under stress situations. While unexpected losses are, by nature, difficult to quantify, we use stress testing to better understand and mitigate the potential for unexpected credit losses. These activities serve to alert management to implications for overall capital adequacy. Scenarios such as economic or industry downturns are chosen on the basis of being meaningful, representative of plausible events or circumstances, and calibrated to feature a range of severities. Stress testing is one component of our internal capital adequacy assessment process (ICAAP) analysis. Refer to the Capital management section for further details on ICAAP.

Risk control

Our enterprise-wide credit risk policies are developed, communicated and maintained by GRM. These policies set out the minimum requirements for the prudent management of credit risk in a variety of transactional and portfolio management contexts.

Credit risk policies

Our credit risk policies have evolved over many years as the organization has grown in geographic scope and product complexity. They have been refined based on experience, regulatory influences and innovations in risk management, and they are managed under six major categories as follows:

- Credit Risk Assessment includes policies related to credit risk analysis, risk rating, risk scoring, and trading credit
- Credit Risk Mitigation includes credit structuring, collateral and guarantees
- Credit Risk Approval includes credit risk limits and exceptions.
- Credit Documentation focuses on documentation and administration
- Credit Review and Deterioration includes monitoring and review.
- Credit Portfolio Management includes portfolio management and risk quantification.

Approval of credit products and services

Our products and services are subject to robust risk review and approval processes. Proposals for new and amended credit products and services are comprehensively reviewed and approved under a risk assessment framework. A risk assessment is used to articulate the risk level of the proposal to determine the level of risk approval required. For proposals with significant risk implications, approval by the PRC is required.

Credit risk limits
Limits are used to ensure our portfolio is well diversified and within our risk appetite as approved by the Board of Directors. Our credit limits are established at the following levels to ensure adequate diversification and to reduce concentration risk:

- Single-name limits
- Underwriting risk
- Geographic (country and region) limits
- Industry sector limits
- Product and portfolio limits

To ensure that single-name credit risk exposure remains well under regulatory threshold, and concentration risk is prudently managed, we have established (i) internal single-name credit risk exposure limits as a percentage of total capital, which are lower than that required by OSFI, and (ii) a broader and more conservative definition of single-name credit risk exposure than that used by OSFI. These controls provide a significant buffer between our exposure tolerances and those of our regulators. Exceptions are monitored by GRM and reported to the CRO, with requisite reporting to the CR&RPC in accordance with its mandate.

Credit risk mitigation

We seek to mitigate our exposure to credit risk through a variety of means, including structuring of transactions, collateral and credit derivatives. The policies and processes that are in place regarding the monitoring of the effectiveness of our credit risk mitigation are discussed below.

Structuring of transactions

Proper structuring of a credit facility is a key factor in mitigating risk at the transaction level and often includes the use of guarantees, security, seniority and covenants. We use credit policies and procedures to set out requirements for structuring transactions. Product-specific guidelines set out appropriate product structuring as well as client and guarantor criteria. The third-party guarantors that we deal with are primarily sovereign-sponsored agencies.

Collateral

For most of our credit products and services, we generally require obligors to pledge collateral as security when we advance credit. This provides some protection in case of default. Real estate, liquid assets, cash, bonds and government securities are examples of the collateral securities we accept. The extent of risk mitigation provided by collateral depends on the amount, type and quality of the collateral taken. Specific requirements relating to collateral valuation and management are documented in our credit risk management policies.

Credit derivatives

Credit derivatives are used as a tool to mitigate industry sector concentration and single-name exposure. Procedures are in place to ensure these economic hedges are efficient and effective. The counterparties that we transact with are typically investment-grade banks and non-bank financial institutions.

All derivative transactions supported by collateral are documented using industry-standard master agreements. Internal policies have been developed for each jurisdiction in order to ensure the legal enforceability of the collateral arrangements. Cash and securities held as collateral are held by us or by our authorized custodian. Concentration within the collateral taken is minimal.

Credit valuation adjustments are made for derivative transactions, which are exposed to changes in counterparty credit quality. Credit valuation adjustments are calculated at least once a month using internal models under a GRM-approved methodology, which consist of sophisticated mathematical algorithms. The reasonableness of the level of valuation adjustments is independently verified on a monthly basis.

Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. A master netting agreement provides for a single net settlement for all financial instruments covered by the agreement in the event of default on, or termination of, any one contract with the counterparty. Our trading units provide GRM with relevant details of outstanding transactions, including itemized fair value data. This data is used to monitor the amount of netting benefit recognized. For further details, refer to Note 7 to our Consolidated Financial Statements.

Reporting

GRM provides a number of enterprise-level credit risk reports to senior management and the Board of Directors so as to ensure that shifts in our credit risk exposure or negative trends in our credit profile are highlighted and appropriate actions can be taken where necessary.

An Enterprise Risk Report is distributed to the Board of Directors, Group Risk Committee and senior executives on a quarterly basis. The report provides an overview of our risk profile, including trending information and significant risk issues. It also includes analysis of significant shifts in exposures, expected loss, Economic Capital and risk ratings. Large exposures subject to credit policy exceptions, as well as significant counterparty exposure and downgrades, are also reported. Analysis is provided on a portfolio and industry basis and includes the results of stress testing and sensitivity analysis.

Separate business-specific reports are also provided to senior management, who monitor the credit quality of their respective portfolios and emerging industry or market trends.

Gross credit risk exposure

Gross credit risk exposure is categorized into lending-related and other, and trading-related.

Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and AFS debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn at the time of default of an obligor. For further details on the valuation of loans and acceptances and contingent liabilities, refer to Notes 1, 2 and 25 to our Consolidated Financial Statements.

Trading-related credit risk exposure consists of repo-style transactions, which include repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For over-the-counter derivatives, the gross exposure amount represents the credit equivalent amount, which is defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure.

For more information on repurchase and reverse repurchase agreements and derivative-related credit risk, refer to Notes 1, 7 and 29 to our Consolidated Financial Statements.

Credit risk exposure by portfolio and sector

Table 61

	2008					
	Lending-related and other			Trading-related		
	Loans and acceptances					
As at October 31 (C$ millions)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)	Over-the-counter derivatives (3)	Total exposure (4)
Residential mortgages (5)	$ 122,991	$ 2	$ –	$ –	$ –	$ 122,993
Personal	60,727	42,462	67	–	–	103,256
Credit cards	8,933	19,933	–	–	–	28,866
Small business (6)	2,804	2,265	49	–	–	5,118
Retail	$ 195,455	$ 64,662	$ 116	$ –	$ –	$ 260,233
Business (7)						
Agriculture	$ 5,305	$ 409	$ 18	$ –	$ 54	$ 5,786
Automotive	3,999	1,856	137	20	507	6,519
Consumer goods	7,389	2,085	396	–	502	10,372
Energy	8,146	8,371	2,443	1	1,801	20,762
Non-bank financial services	8,788	5,212	4,589	49,463	18,241	86,293
Forest products	1,152	523	101	7	122	1,905
Industrial products	5,033	2,177	323	–	306	7,839
Mining and metals	3,947	1,206	542	69	962	6,726
Real estate and related	22,978	3,406	1,428	7	397	28,216
Technology and media	3,206	3,026	296	–	490	7,018
Transportation and environment	4,239	2,026	569	–	865	7,699
Other (8)	25,623	6,357	10,100	1,661	10,710	54,451
Sovereign (9)	2,496	2,548	10,749	2,784	17,824	36,401
Bank (10)	5,284	4,308	57,793	61,675	34,171	163,231
Wholesale	$ 107,585	$ 43,510	$ 89,484	$ 115,687	$ 86,952	$ 443,218
Total exposure	$ 303,040	$ 108,172	$ 89,600	$ 115,687	$ 86,952	$ 703,451

(1) Includes contingent liabilities such as letters of credit and guarantees, and AFS debt securities.
(2) Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3) Credit equivalent amount after factoring in master netting agreements.
(4) Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5) Includes certain synthetic mortgage securitizations.
(6) Includes small business exposure managed on a pooled basis.
(7) Includes small business exposure managed on an individual client basis.
(8) The Lending-related and other credit risk exposure of our Other business sector within the Wholesale portfolio comprises: (i) for Outstanding loans and acceptances: other services $10.9 billion, financing products $4.9 billion, holding and investments $4.6 billion, health $2.5 billion and other $2.7 billion; (ii) for Undrawn loans and acceptances commitments: other services $3.7 billion, health $.9 billion, holding and investments $.7 billion, financing products $.6 billion and other $.4 billion; and (iii) for Other lending-related: other services $2.2 billion, financing products $.7 billion, holding and investments $.6 billion and other $6.5 billion. The Trading-related credit risk exposure of our Other business sector within the Wholesale portfolio comprises: (i) for Repo-style transactions: other services $.4 billion, holding and investments $.3 billion, financing products $.1 billion and other $.8 billion; and (ii) Over-the-counter derivatives: financing products $5.4 billion, other services $1.7 billion and other $3.5 billion.
(9) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(10) Bank refers primarily to regulated deposit-taking institutions and securities firms.

2008

As at October 31, 2008, our gross credit risk exposure was $703 billion, with most of our exposure related to loans and acceptances and repo-style transactions. Retail credit risk exposure was $260 billion, or 37%, of our total exposure. Our largest retail exposure was in residential mortgages and personal loans. Wholesale credit risk exposure was $443 billion, or 63%, of our total exposure. Our largest wholesale exposure was in the bank portfolio and the Non-bank financial services sector, with which we transact the majority of our repo-style transactions and over-the-counter derivative trades.

Our credit portfolio remained well diversified across all geographic regions. The majority of our exposure was in Canada, followed by Other international and the U.S.

Loans and acceptances by portfolio and sector — Table 62

(C$ millions)	2008	2007	2008 vs. 2007 Increase (decrease)	
Residential mortgages (1)	$ 122,991	$ 109,745	$ 13,246	12%
Personal	60,727	48,743	11,984	25%
Credit cards	8,933	8,322	611	7%
Small business (2)	2,804	2,652	152	6%
Retail	$ 195,455	$ 169,462	$ 25,993	15%
Business (3)				
Agriculture	$ 5,305	$ 5,367	$ (62)	(1)%
Automotive	3,999	3,285	714	22%
Consumer goods	7,389	5,206	2,183	42%
Energy	8,146	7,632	514	7%
Non-bank financial services	8,788	6,959	1,829	26%
Forest products	1,152	1,349	(197)	(15)%
Industrial products	5,033	4,119	914	22%
Mining and metals	3,947	2,301	1,646	72%
Real estate and related	22,978	19,187	3,791	20%
Technology and media	3,206	2,423	783	32%
Transportation and environment	4,239	2,656	1,583	60%
Other (4)	25,623	17,583	8,040	46%
Sovereign (5)	2,496	932	1,564	168%
Bank (6)	5,284	2,754	2,530	92%
Wholesale	$ 107,585	$ 81,753	$ 25,832	32%
Total loans and acceptances (7)	$ 303,040	$ 251,215	$ 51,825	21%
Total allowance for loan losses	$ (2,215)	$ (1,493)	$ (722)	(48)%
Total loans and acceptances, net of allowance for loan losses	$ 300,825	$ 249,722	$ 51,103	20%

(1) Includes certain synthetic mortgage securitizations.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an individual client basis.
(4) Other in 2008 related to other services $10.9 billion, financing products $4.9 billion, holding and investments $4.6 billion, health $2.5 billion, and other $2.7 billion.
(5) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7) Total loans and acceptances does not reflect the impact of credit risk mitigation. Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.

Loans and acceptances outstanding portfolio analysis

2008 vs. 2007

During 2008, our portfolio remained diversified and continued to show solid growth. Total loans and acceptances increased $52 billion, or 21%, compared to the prior year, reflecting growth in both our retail and wholesale loan portfolios. The favourable impact of the weaker Canadian dollar on the translation of U.S. dollar-denominated loans and acceptances into Canadian dollars also contributed to the increase.

Retail credit portfolio

Retail loans increased $26 billion, or 15%, from a year ago, largely due to portfolio growth in residential mortgages and personal loans. Our acquisitions of RBTT and ANB accounted for $4 billion of this growth.

Residential mortgages were up $13 billion, or 12%, primarily in Canada, as housing market activity remained strong throughout most of the year. Acquisitions of RBTT and ANB accounted for $2 billion of the increase.

Personal loans increased $12 billion, or 25%, largely attributable to growth in home equity lending in Canada. Acquisitions of RBTT and ANB accounted for $2 billion of this increase. Credit card loans increased $.6 billion, or 7%.

Wholesale credit portfolio

Wholesale loans and acceptances were up $26 billion, or 32%, from the prior year, primarily reflecting portfolio growth. Our RBTT and ANB acquisitions also contributed $8 billion to the increase.

Other increased by $8 billion, or 46%, spread across several sub sectors. Our Real estate and related exposure increased $3.8 billion, or 20%, largely attributable to our ANB acquisition and the impact of the weaker Canadian dollar on the translation of our U.S. dollar-denominated loans. The rest of the increase was spread across other areas such as Bank, Consumer goods and Non-bank financial services.

The overall mix of our portfolio did not change significantly from the prior year although retail loans decreased 3% while wholesale loans and acceptances increased by the same amount. The portfolio remained well balanced among residential mortgages comprising 40%, wholesale loans of 36%, personal loans of 20%, credit cards of 3% and small business of 1%.

The portfolio grew across all geographic regions. The largest increase was in Canada, with growth predominately in the Retail portfolio. Growth in the Business portfolio accounted for most of the increase in the U.S. and Other international. For further details, refer to Table 83 in the Additional financial information section.

Total loans and acceptances by credit portfolio (C$ billions)



300
240
180
120
60
0
2004
2005
2006
2007
2008
Wholesale
Small business treated as retail
Credit cards
Personal
Residential mortgages

Five-year trend

Over the last five years, total loans and acceptances have largely trended upward. Compared to 2004, our portfolio increased $124 billion, or 70%.

Retail loans have increased $68 billion, or 54%, since 2004, largely reflecting strong growth in Canada across all categories, particularly residential mortgages and personal loans, notwithstanding mortgage and credit card securitizations over the period. This growth reflected our continued focus on strengthening our leadership position in most major product categories, underpinned by a fairly benign market environment through most of this period, although the economy weakened in the latter part of 2008. Growth in the U.S. and Other international was primarily driven by our acquisitions of RBTT and ANB.

Our Wholesale portfolio has increased $56 billion, or 109%, since 2004. While there was broad-based growth in all sectors, the largest growth sectors were in Real estate and related, Other, Non-bank financial services and Energy. The increase in Real estate and related exposure over the period was largely due to relatively strong North American housing markets through to the early part of 2007 in the U.S. and the latter part of 2008 in Canada. Our exposure to Other services increased largely due to growth in the Business services, Entertainment/Recreation/Restaurants and Non-profit organizations subsectors. The increase in exposure to the Energy sector was largely attributable to increased investments in oil and gas exploration and production as well as oil refining, marketing and distribution activities in Canada and the U.S. Our exposure to Non-bank financial services increased over the period, primarily driven by growth in Funds and trusts, as a result of RBC Dexia IS, and the Consumer and commercial finance subsectors, primarily in the U.S. and Other international.

Compared to 2004, our portfolio mix has shifted, reflecting the growth in our Wholesale portfolio. Retail loans decreased from 71% of total loans and acceptances in 2004 to 64% in 2008, while Wholesale loans increased correspondently over the period. For further details, refer to Tables 83 and 84 in the Additional financial information section.

Our portfolio in Canada continued to grow over the period, underpinned by our Client First philosophy and by enhancing the quality and breadth of our products and services as well as expanding and upgrading of our distribution network to better serve our clients. Our exposure in the U.S. and Other international has trended upward, particularly in recent years, reflecting our expansion activities as well as organic growth.

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We purchase and sell credit protection for both trading and other than trading purposes. We are exposed to counterparty credit risk when we purchase credit protection or the derivative has a positive fair value. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk and these contracts are subject to the same credit approval, limit and monitoring standards used for managing other credit risk. For a more detailed description of the types of credit derivatives we enter into and how we manage the related credit risk, refer to Note 7 to our Consolidated Financial Statements.

Trading credit derivatives

The majority of our credit derivative-related positions are entered into for trading purposes. These trading positions are generally equally split between purchased and sold protection. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk. Over 98% of our net exposures are with investment-grade counterparties.

For a summary of significant market developments during the year affecting certain trading credit derivative positions purchased from monoline insurers, refer to the Impact of the market environment in the Financial performance section.

Trading credit derivatives (1) — **Table 63**

As at October 31 (C$ millions)	2008	2007	2008 vs. 2007 Increase (decrease)	
Notional amount				
Protection purchased	$ 140,010	$ 202,733	$ (62,723)	(31)%
Protection sold	132,515	190,514	(57,999)	(30)%
Fair value (2)				
Positive	16,456	10,416	6,040	58%
Negative	15,344	9,375	5,969	64%
Replacement cost (3)	5,607	3,340	2,267	68%

(1) Comprises credit default swaps.
(2) Gross fair value before netting.
(3) Replacement cost is after netting but before collateral.

2008 vs. 2007

The total notional value of trading credit derivatives was down $121 billion, or 31%, from a year ago. The decrease largely reflected the strategic reduction in positions supporting structured transactions during 2008.

Total gross Positive and Negative fair value were each up $6 billion from last year, while the Replacement cost increased $2 billion from a year ago. These amounts increased despite a reduction in positions, largely due to the continued widening of credit spreads during the year and the depreciation of the Canadian dollar compared to the U.S. dollar in the latter part of 2008.

Other than trading credit derivatives

We also purchase and sell credit derivatives for other than trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio. Our credit protection sold does not constitute a material portion of our overall credit exposure. The notional amount of other than trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor related to U.S. subprime-related assets.

Other than trading credit derivatives position (notional amount and fair value) (1) — Table 64

(C$ millions)	2008	2007	2008 vs. 2007 Increase (decrease)	
Notional amount				
Business				
Automotive	$ 473	$ 379	$ 94	25%
Energy	363	957	(594)	(62)%
Non-bank financial services	379	1,161	(782)	(67)%
Mining and metals	590	591	(1)	–
Real estate and related	136	413	(277)	(67)%
Technology and media	10	10	–	–
Transportation and environment	224	335	(111)	(33)%
Other (2)	439	472	(33)	(7)%
Sovereign (3)	294	220	74	34%
Bank (4)	259	731	(472)	(65)%
Net protection purchased	$ 3,167	$ 5,269	$ (2,102)	(40)%
Offsetting protection sold related to the same reference entity	–	261	(261)	(100)%
Gross protection purchased	$ 3,167	$ 5,530	$ (2,363)	(43)%
Net protection sold (5)	$ 147	$ 186	$ (39)	(21)%
Offsetting protection purchased related to the same reference entity	–	261	(261)	(100)%
Gross protection sold	$ 147	$ 447	$ (300)	(67)%
Gross protection purchased and sold (notional amount)	**$ 3,314**	**$ 5,977**	**$ (2,663)**	**(45)%**
Fair value (6)				
Positive	$ 400	$ 36	$ 364	n.m.
Negative	15	30	(15)	(50)%

(1) Comprises credit default swaps.
(2) Other in 2008 related to consumer goods $39 million, health $12 million and other $388 million.
(3) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(5) Protection sold as at October 31, 2008 related to consumer goods $81 million and other $66 million (2007 – consumer goods $67 million and other $119 million).
(6) Gross fair value before netting.
n.m. not meaningful

2008 vs. 2007

The gross notional value of other than trading credit derivatives was down $2.7 billion, or 45%, from a year ago, primarily reflecting the strategic reduction of positions and the maturing of contracts. Total protection purchased was down $2.4 billion, or 43%, from the prior year. The decrease was mainly due to the strategic reduction of positions related to Non-bank financial services, Energy, Bank, and Real estate and related, and Transportation and environment. This reduction was partially offset by an increase in exposure to Sovereign and Automobile.

Total protection sold was down $300 million, or 67%, from the prior year, mainly related to a strategic reduction in positions.

Total gross Positive fair value increased $364 million from the prior year, largely related to the continued widening of credit spreads and the depreciation of the Canadian dollar compared to the U.S. dollar in the latter part of 2008. Total gross Negative fair value was down $15 million, or 50%, from a year ago, largely related to the maturing of contracts.

Gross impaired loans and Allowance for credit losses

Loans are generally classified as impaired when there is no longer reasonable assurance of timely collection of the full amount of principal or interest.

The allowance for credit losses is maintained at a level that management believes is sufficient to absorb probable losses in both the on- and off-balance sheet portfolios. The allowance is evaluated on a quarterly basis based on our assessment of problem accounts, recent loss experience and changes in other factors, including the composition and quality of the portfolio and economic conditions. The allowance is increased by the provision for credit losses (which is charged to income) and decreased by the amount of write-offs net of recoveries. For further information, refer to the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements.

Gross impaired loans continuity							Table 65
(C$ millions, except percentage amounts)		2008		2007		2008 vs. 2007 Increase (decrease)	
Gross impaired loans, beginning of year							
Retail	$	388	$	383	$	5	1%
Wholesale		730		443		287	65
	$	1,118	$	826	$	292	35%
New impaired loans							
Retail	$	1,263	$	896	$	367	41%
Wholesale		2,138		721		1,417	197
	$	3,401	$	1,617	$	1,784	110%
Repayment, return to performing status, sold and other							
Retail	$	(47)	$	(132)	$	85	64%
Wholesale		(238)		(325)		87	27
	$	(285)	$	(457)	$	172	38%
Net impaired loan formations							
Retail	$	1,216	$	764	$	452	59%
Wholesale		1,900		396		1,504	380
	$	3,116	$	1,160	$	1,956	169%
Write-offs							
Retail	$	(876)	$	(759)	$	(117)	(15)%
Wholesale		(435)		(109)		(326)	(299)
	$	(1,311)	$	(868)	$	(443)	(51)%
Gross impaired loans, end of year							
Retail	$	728	$	388	$	340	88%
Wholesale		2,195		730		1,465	201
Total gross impaired loans	$	2,923	$	1,118	$	1,805	161%
Key ratios							
Gross impaired loans as a % of loans and acceptances		.96%		.45%		n.m.	51 bps
Total net write-offs as a % of average net loans and acceptances		.42%		.30%		n.m.	12 bps

n.m. not meaningful

Allowance for credit losses continuity							Table 66
(C$ millions, except percentage amounts)		2008		2007		2008 vs. 2007 Increase (decrease)	
Specific allowance							
Balance, beginning of year	$	351	$	263	$	88	33%
Provision for credit losses		1,430		782		648	83
Write-offs		(1,311)		(868)		(443)	(51)
Recoveries		162		170		(8)	(5)
Adjustments		135		4		131	n.m.
Specific allowance for credit losses, end of year	$	767	$	351	$	416	119%
General allowance							
Balance, beginning of year	$	1,221	$	1,223	$	(2)	–%
Provision for credit losses		165		9		156	n.m.
Adjustments		146		(11)		157	n.m.
General allowance for credit losses, end of year	$	1,532	$	1,221	$	311	25%
Allowance for credit losses	$	2,299	$	1,572	$	727	46%

n.m. not meaningful

2008 vs. 2007

Gross impaired loans

Total gross impaired loans (GIL) increased $1,805 million. This primarily reflected higher impaired loans in both wholesale and retail portfolios.

Retail gross impaired loans increased $340 million from a year ago. This increase reflected higher impairment in our Canadian residential mortgage portfolio due to portfolio growth and in our U.S. residential mortgage and personal loans portfolio, reflecting deteriorating economic conditions. Higher impaired loans in Other international, primarily due to the acquisition of RBTT, also contributed to the increase.

Wholesale gross impaired loans increased $1,465 million from a year ago. The increase was largely attributable to our U.S. banking business, mainly in our residential builder finance and commercial and business banking loan portfolios due to the continued housing downturn and deteriorating economic conditions. The increase also reflected higher impaired loans related to some specific accounts in our corporate lending portfolios, primarily in the U.S. and to a lesser extent in Canada including $203 million related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs secured by the AAA tranche of a CDO of ABS in the U.S.

The increase in Gross impaired loans resulted in the ratio of Gross impaired loans as a percentage of loans and acceptances increasing to .96% compared to .45% last year.

For further details, refer to Table 85 in the Additional financial information section.

Allowance for credit losses

Total allowance for credit losses increased $727 million, or 46%, from a year ago directly related to the increase in impaired loans.

Specific allowance for retail loans increased $88 million, primarily due to increased allowance in the personal loan portfolio related to Other international, primarily due to the acquisition of RBTT. Higher allowance in our U.S. retail loan and residential mortgage portfolio in Canada also contributed to the increase.

Specific allowance for wholesale loans increased $328 million from a year ago. The increase was largely attributable to higher impaired loans as noted above.

The general allowance increased $311 million, or 25%, from a year ago, commensurate with volume growth and weakening credit quality in the Canadian retail portfolio, weakness in the U.S. banking portfolios, the acquisitions of ANB and RBTT, and foreign currency impact of depreciating Canadian dollar.

Gross impaired loans and allowance for credit losses (C$ millions)


3,000
2,250
1,500
750
0
1.20%
.90%
.60%
.30%
.0%
2004
2005
2006
2007
2008
Gross impaired loans
ACL
GIL ratio*

* GIL ratio: GIL as a percentage of loans and acceptances.

Five-year trend

Gross impaired loans

Gross impaired loans decreased in 2005, and remained relatively stable from 2005 to 2006. The increase in 2007 reflected the beginning of the downturn in the U.S. housing market, primarily affecting our U.S. residential builder finance business. The increase in 2008 largely reflects the impact of the continued housing downturn and deteriorating economic conditions in the U.S. The increase also reflected higher impaired loans in our corporate lending portfolio.

For further details, refer to Table 85 in the Additional financial information section.

Allowance for credit losses

Total allowance for credit losses decreased slightly, but remained relatively stable from 2004 to 2006. In 2007, the specific allowance increased largely due to higher gross impaired loans in our U.S. residential builder finance business as noted above. In 2008, specific allowance for credit losses continued to increase as the downturn in the U.S. housing market and slowing economic conditions further impacted our builder finance portfolio. Higher impaired loans in our corporate lending portfolio also contributed to the increase.

The general allowance remained relatively stable between 2004 and 2007. The increase in general allowance in 2008 reflected volume growth and weakness in our U.S. retail and commercial portfolios.

For further details, refer Table 87 in the Additional financial information section.

Provision for credit losses

The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by management, as discussed in the Critical accounting policies and estimates section and Note 1 to our Consolidated Financial Statements.

Provision for (recovery of) credit losses — Table 67

(C$ millions, except percentage amounts)	2008	2007	2008 vs. 2007 Increase (decrease)	
Residential mortgages	$ 16	$ 5	$ 11	220%
Personal	445	364	81	22
Credit cards	270	223	47	21
Small business (1)	46	34	12	35
Retail	**$ 777**	**$ 626**	**$ 151**	**24%**
Business (2)	$ 653	$ 156	$ 497	319%
Sovereign (3)	–	–	–	–
Bank (4)	–	–	–	–
Wholesale	**$ 653**	**$ 156**	**$ 497**	**319%**
Total specific provision for loan losses	**$ 1,430**	**$ 782**	**$ 648**	**83%**
Total general provision	**$ 165**	**$ 9**	**$ 156**	**n.m.**
Total provision for credit losses	**$ 1,595**	**$ 791**	**$ 804**	**102%**
Specific PCL as a % of average net loans and acceptances	**.53%**	**.33%**	**n.m.**	**20 bps**

(1) Includes small business exposure managed on a pooled basis.
(2) Includes small business exposure managed on an individual client basis.
(3) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4) Bank refers primarily to regulated deposit-taking institutions and securities firms.
n.m. not meaningful

2008 vs. 2007

Provision for credit losses

Total PCL increased $804 million, compared to the prior year. The increase reflected higher specific and general provisions in both our wholesale and retail portfolios.

Specific PCL for retail loans was up $151 million, or 24%, from a year ago. The increase was primarily attributable to higher provisions in Canadian credit cards, reflecting higher loss rates and portfolio growth. Higher provisions in our U.S. retail portfolio also contributed to the increase.

Specific PCL for wholesale loans increased $497 million from a year ago. The increase was largely attributable to higher impaired loans in our U.S. banking business, mainly in our residential builder finance, commercial and business banking loan portfolios as noted earlier. The increase also reflected higher provisions, largely related to some specific accounts in our corporate lending portfolios, primarily

in the U.S. and to a lesser extent in Canada, including a $61 million provision related to loans extended under liquidity facilities drawn on by an RBC-administered multi-seller ABCP conduit programs in the U.S.

The general provision increased $156 million from a year ago, commensurate with volume growth and weakening credit quality in the Canadian retail portfolio and weakness in the U.S. banking portfolios.

The increase in specific PCL resulted in the ratio of Specific PCL as a percentage of loans and acceptances increasing to .53% compared to .33% last year.

For further details, refer Table 86 in the Additional financial information section.

Specific provision for credit losses (C$ millions)



1,500
1,125
750
375
0
.60%
.45%
.30%
.15%
.0%
2004
2005
2006
2007
2008
Specific PCL
PCL ratio*

* PCL ratio: Specific PCL as a percentage of average net loans and acceptances.

Five-year trend

Provision for credit losses

During the period 2004 to 2005, specific provision for credit losses trended downward, primarily reflecting a reduction in provisions for our business portfolio. We recorded significant recoveries, particularly in our corporate loans in 2005 and 2006.

In 2007, specific provisions increased primarily due to our U.S. residential builder finance portfolio, reflecting the beginning of the downturn in the U.S. housing market. The increase in 2008 largely reflected the impact of continued deterioration in the U.S. housing market and slowing economic conditions as discussed above.

U.S. banking operations Table 68

As at October 31 (C$ millions)	2008
Retail	
Residential mortgages	$ 2,922
Home equity	4,269
Lot loans	1,142
Credit cards	187
Other	320
	$ 8,840
Wholesale	
Commercial and business banking loans	$ 14,588
Residential builder finance loans	2,116
RBC Real Estate Finance Inc. (REFI)	1,153
Other	585
	$ 18,442
Total U.S. banking operations loans	$ 27,282

As at October 31, 2008, U.S. banking operations loans totalled $27.3 billion, consisting of $18.4 billion in wholesale loans and $8.8 billion in retail loans. U.S. residential builder finance loans consist of $2.1 billion in our ongoing builder finance business and $1.2 billion in RBC Real Estate Finance Inc. (REFI), a wholly-owned subsidiary set up to manage the wind down of builder finance loans from the out-of-footprint states, primarily in California, Washington, Arizona, Utah, Illinois and Colorado, as well as certain other impaired U.S. residential builder finance loans from the in-footprint portfolio.

Approximately 80% of the $578 million in total specific PCL in the U.S. this year relates to our U.S. banking operations. Of this amount, approximately 60% relates to our U.S. residential builder finance business, including REFI portfolio. The balance relates to commercial and business banking loans and home equity and lot loans.

Of the $436 million increase in the wholesale PCL in the U.S. this year, approximately 70% relates to our U.S. banking operations. Approximately 80% of this amount is attributable to impaired loans in our U.S. residential builder finance business including our REFI portfolio. The balance relates to commercial and business banking loans.

Banking book equities

Banking book equities consist of positions in financial instruments held for investment purposes and are not part of our trading book. They include both direct and indirect ownership interests, whether voting or non-voting, in the assets and income of an entity that are neither consolidated nor deducted for regulatory capital purposes. Banking book equities consist of publicly traded and private equities, partnership units, venture capital and holdings of derivative instruments tied to equity interests.

Basel II defines banking book equity exposures based on the economic substance of the transaction rather than the legal form or accounting treatment associated with the instrument. As such, differences exist in the identification of equity securities held in the banking book and those reported in Notes 1 to 3 to our Consolidated Financial Statements.

With reference to banking book equities reported on our Consolidated Balance Sheets, the majority are classified as AFS, with the remainder classified as investments in associated corporations under other assets and non-equity (debt) securities.

Equities held in the banking book are subject to credit risk capital requirements as prescribed by OSFI under Basel II.

The following table summarizes our banking book equity exposure and net unrealized losses on the portfolio.

Banking book equity exposure Table 69

As at October 31 (C$ millions)	2008
Public	$ 1,461
Private	1,630
Total banking book equity exposure (1)	$ 3,091
Accumulated net unrealized losses for regulatory capital purposes (2)	$ (380)

(1) Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor.

(2) This amount represents unrealized losses net of income taxes.

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activity and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio.

In the last quarter of 2008, all markets, both cash and derivatives across all asset classes, including credit, experienced unprecedented volatility in prices, as major market participants underwent radical and rapid de-leveraging of balance sheets and forced-selling. This activity, coupled with the fear of a global recession, dragged prices down across all markets. We supplemented existing market risk measures by frequent updates to the historical scenario window used in VaR as well as the refinement of the risk factors used in the calculations to accurately reflect the current market conditions.

Trading market risk

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets. Trading market risk is comprised of the following components:

- Interest rate risk is the potential adverse impact on our earnings and economic value due to changes in interest rates. It is composed of: (i) directional risk – arising from parallel shifts in the yield curve, (ii) yield curve risk – arising from non-uniform rate changes across a spectrum of maturities, (iii) basis risk – arising from an imperfect hedge of one instrument type by another instrument type in which changes in price are not perfectly correlated, and (iv) option risk – arising from changes in the value of embedded options due to changes in prices or rates and their volatility. Most financial instruments have exposure to interest rate risk.
- Foreign exchange rate risk is the potential adverse impact on our earnings and economic value due to currency rate and precious metals price movements and volatilities. In our proprietary positions, we are exposed to the spot, forward and derivative markets.
- Equity risk is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market. We are exposed to equity risk from the buying and selling of equities and indices as principal in conjunction with our investment banking activities and from our trading activities, which include tailored equity derivative products, arbitrage trading and relative value trading.
- Commodities risk is the potential adverse impact on our earnings and economic value due to commodities price movements and volatilities. Principal commodities traded include crude oil, heating oil, natural gas and power. In our proprietary positions, we are exposed to the spot, forwards and derivative markets.
- Credit spread risk is the general adverse impact on our earnings and economic value due to changes in the credit spreads associated with our holdings of instruments subject to credit risk.
- Credit specific risk is the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and default of issuers on our holdings in bonds and money market instruments, and those underlying credit derivatives. Severe dislocation of money market and bond markets from the synthetic credit markets, as well as fundamentals-based market valuations, impacts trading ability, profitability and risk measurements.
- Market illiquidity risk is the inability to liquidate our positions or acquire hedges to neutralize our trading positions. In times of severe stress, illiquidity is experienced in even the most highly rated and previously highly liquid instruments.

We conduct trading activities over-the-counter and on exchanges in the spot, forwards, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities, and credit markets. Our trading operations primarily act as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits determined by the Board of Directors. The trading book consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.

Responsibilities

Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the CR&RPC, and delegated to senior management.

The independent oversight of trading market risk management activities is the responsibility of GRM – Market and Trading Credit Risk, which includes major units in Toronto, London, New York, Tokyo and Sydney. GRM – Market and Trading Credit Risk establishes market risk policies and limits, develops quantitative techniques and analytical tools, vets trading models and systems, maintains the VaR and stress risk measurement systems, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of trading operational limits, market risk and counterparty credit limit compliance, risk analytics, and the review and oversight of non-traditional or complex transactions.

Business segments are accountable for their market risks, working in partnership with GRM to ensure the alignment between risk appetite and business strategies.

GRM – Market and Trading Credit Risk is responsible for the determination and reporting of regulatory and Economic Capital requirements for market risk, and provides assurance to regulators in regular filings on reporting accuracy, timeliness and the proper functioning of statistical models within the approved confidence level.

Risk measurement

We employ risk measurement tools such as VaR, sensitivity analysis and stress testing. GRM uses these measures in assessing global risk-return trends and to alert senior management to adverse trends or positions.

The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital calculated under an Internal Models Approach (VaR based), while structured credit derivatives and mortgage-backed securities are calculated under the Standardized Approach as approved by OSFI. Also calculated under the Standardized Approach for migration and default (specific) risk are a limited set of interest rate products. These products and risks are not included in our global VaR, as discussed below.

Value-at-Risk

VaR is a statistical technique that measures the worst-case loss expected over a one-day period within a 99% confidence level. Larger losses are possible, but with low probability. For example, based on a 99% confidence interval, a portfolio with a VaR of $20 million held over one day would have a one in one hundred chance of suffering a loss greater than $20 million in that day.

We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit spreads, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio. This is then quantified in the diversification effect shown in our global VaR table.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR. Historical VaR assumes that the future will behave like the past. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a one-day horizon VaR for risk measurement implies that positions could be unwound or hedged within a day but this may not be a realistic assumption if the market becomes largely or completely illiquid. VaR is calculated based on end-of-day positions.

Validation

To ensure VaR effectively captures our market risk, we continuously monitor and enhance our methodology. Daily back-testing serves to compare hypothetical profit or loss against the VaR to monitor the statistical validity of 99% confidence level of the daily VaR measure. Back-testing is calculated by holding position levels constant and isolating the effect of the movement of actual market rates over the next day and over the next 10 days on the market value of the portfolios. Intra-day position changes account for most of the difference between theoretical back-testing and actual profit and loss. VaR models and market risk factors are independently reviewed periodically to further ensure accuracy and reliability. In 2008, there were 18 occurrences of a back-test exceeding VaR, of which 9 occurred in the latter part of 2008. The breaches occurred during the very volatile markets in March, September and October. VaR calculated using a historical window can lead to back-testing breaches when the historical window used in the calculation is less volatile than current markets. During this period, we frequently updated our scenarios to keep pace with current market events.

Sensitivity analysis and stress testing

Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk.

VaR is a risk measure that is only meaningful in normal market conditions. To address more extreme market events, stress testing is used to measure and alert senior management to our exposure to potential political, economic or other disruptive events. We run several types of stress testing, including historical stress events such as the 1987 stock market crash, as well as hypothetical "what-if" stress events that represent potential future events that are plausible but have a very low probability of occurring. Our stress scenarios are reviewed and updated as required to reflect relevant events and hypothetical situations. While we endeavour to be conservative in our stress testing, there can be no assurance that our stress testing assumptions will cover every market scenario that may unfold.

Risk control

Policies

A comprehensive market risk framework governs trading-related risks and activities and provides guidance to trading management, middle office compliance functions and operations. We employ an extensive set of principles, rules, controls and limits, which conform to industry best practice. Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Limits on measures such as notional size, term and overall risk are monitored at the desk and at the portfolio and business levels.

Reporting

Reports on trading risks are provided by GRM – Market and Trading Credit Risk to the CRO and the operating committee of Capital Markets on a weekly basis and to senior management on a daily basis. Enterprise-wide reporting is used to monitor compliance against VaR and stress limits approved by the Board of Directors, and the operating limits derived from these board limits. In addition to this monitoring, GRM – Market and Trading Credit Risk pre-approves excesses and reports any breach to the CRO and the operating committee of Capital Markets.

Internal reporting to senior management includes stand-alone risk calculations for portfolios that have standardized regulatory capital, which are then combined with models-based results to present an aggregated enterprise risk profile.

The following table shows our global VaR for total trading activities under our models based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Global VaR by major risk category — Table 70

	2008				2007			
	As at	For the year ended October 31			As at	For the year ended October 31		
(C$ millions)	Oct. 31	Average	High	Low	Oct. 31	Average	High	Low
Equity	$ 8	$ 13	$ 28	$ 6	$ 8	$ 9	$ 18	$ 4
Foreign exchange	8	3	9	1	4	2	7	1
Commodities	1	2	6	–	2	1	2	–
Interest rate	34	26	44	17	20	19	23	14
Credit specific	8	7	11	4	3	3	5	2
Diversification	(19)	(23)	(38)	(13)	(19)	(13)	(22)	(8)
Global VaR	$ 40	$ 28	$ 50	$ 18	$ 18	$ 21	$ 27	$ 16

Global VaR by major risk category (C$ millions)


0
-5
-10
-15
-20
-25
-30
-35
-40
-45
November 2007
February 2008
May 2008
August 2008
October 2008
Daily interest rate VaR
Daily equity VaR
Daily commodities VaR
Daily credit-specific risk VaR
Daily foreign exchange VaR

Global VaR

Average global VaR for the year of $28 million was up compared to $21 million a year ago. This increase largely reflected an increase in both interest rate, including credit specific, and equity risk due to increased market volatility. These increases were mostly offset by an increase in the diversification effect, up from 38% to 45% for 2008.

Trading revenue

During the year, we experienced 44 days of net trading losses compared to 25 days in 2007. The volatility in daily trading revenue in the last part of 2008 reflected the unprecedented volatility in the market. The largest daily loss, including writedowns, of $342 million was related to unprecedented volatility in equity and credit markets and exceeded the global VaR estimate for that day. Writedowns and valuation adjustments are discussed further in the impact of market environment in the Financial performance section. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

Trading revenues and global VaR (1) (C$ millions)



100
80
20
0
-20
-50
-100
-150
-200
-275
-350
November 2007
February 2008
May 2008
August 2008
October 2008
Daily net trading revenue
Global VaR

Trading revenues for the year ended October 31, 2008 (teb)
(number of days)



60
40
20
0
>-100
-80
-60
-40
-20
0
20
40
60
80
100
Daily net trading revenue (C$ millions), excluding VIEs

(1) Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

Non-trading market risk (Asset/liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.

Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through proactive hedging to achieve our target level. For additional information regarding the use of derivatives in asset and liability management, refer to the Off-balance sheet section and Note 7 to our Consolidated Financial Statements. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis.

For a discussion of the management of foreign exchange risk in the non-trading balance sheet, refer to the Hedging foreign currency-denominated operations discussion in the Capital management section.

Responsibilities

While our individual subsidiaries and business segments manage the daily activities, Corporate Treasury is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. ALCO provides oversight to Corporate Treasury and reviews and approves the policies developed by Corporate Treasury.

Risk measurement

We endeavour to keep pace with best practices in instrument valuation, econometric modeling and new hedging techniques on an ongoing basis. Our investigations range from the evaluation of traditional asset/liability management processes to pro forma application of recent developments in quantitative methods.

Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management. It provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.

The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments.

Funds transfer pricing

We use a funds transfer pricing mechanism at the transaction level to transfer interest rate risk to Corporate Treasury and identify the profitability of various products. The funds transfer pricing rates are market-based and are aligned with interest rate risk management principles. They are supported by empirical research into client behaviour and are an integral input to the retail business pricing decisions.

We also focus on developing retail product valuation models that incorporate the impact of consumer behaviour. These valuation models are typically derived through econometric estimation of consumer exercise of options embedded in retail products. The most significant embedded options are mortgage rate commitments and prepayment options. In addition, we model the sensitivity of the value of deposits with an indefinite maturity to interest rate changes.

Validation

We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.

As part of our monitoring of the effectiveness of our interest rate risk mitigation activity within Corporate Treasury which is done on a value and earnings basis, model assumptions are validated against actual client behaviour.

Risk control

Policies and limits

The interest rate risk policy and interest rate limit document define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on immediate and sustained ±100 bp parallel shift of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 5% of projected common equity. Interest rate risk limits are reviewed and approved annually by the Board of Directors.

Risk reporting

The individual subsidiaries and business segments report the interest rate risk management activity on a monthly basis. They must also immediately report any exceptions to the interest rate risk policies to Corporate Treasury and seek approval for corrective actions.

An enterprise interest rate risk report is reviewed monthly by ALCO and quarterly by the GRC and the Board of Directors.

Market risk measures – Non-trading banking activities **Table 71**

	2008						2007		2006	
	Economic value of equity risk			Net interest income risk						
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:										
100 bp increase in rates	$ (470)	$ (38)	$ (508)	$ 23	$ 22	$ 45	$ (440)	$ 54	$ (496)	$ 87
100 bp decrease in rates	404	44	448	(62)	(28)	(90)	309	(111)	375	(153)
Before-tax impact of:										
200 bp increase in rates	(982)	(68)	(1,050)	8	54	62	(930)	97	(1,044)	147
200 bp decrease in rates	774	64	838	(236)	(43)	(279)	553	(231)	658	(319)

(1) Represents the impact on the non-trading portfolios held in our U.S. banking operations.

2008 Analysis

The above table provides the potential before-tax impact of an immediate and sustained 100 basis point and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. Over the course of 2008, our interest rate risk exposure was well within our target level.

Operational risk

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, regulatory censure, or failure in the management of other risks such as credit or market risk. During 2008, we broadened how we define operational risk to include harm as well as loss. This better reflects how we perceive operational risk and will help us ensure it is effectively managed.

Our operational risk management framework flows directly from our enterprise risk management framework and sets out the principles and practices that we use to manage operational risk by identifying, measuring, controlling, monitoring and reporting it.

Responsibilities

A dedicated team within GRM designs and supports operational risk policies, programs and initiatives, and monitors implementation progress and ongoing execution. The businesses and corporate support groups are responsible for the informed and active management of the operational risks within their activities in accordance with the operational risk management framework. Where appropriate, execution of operational risk management programs is conducted by GTO on behalf of the businesses and corporate support groups.

Risk measurement

Operational risk is difficult to measure in a complete and precise manner, given that exposure to operational risk is often implicit, bundled with other risks, or otherwise not taken on intentionally. In the banking industry, measurement tools and methodologies continue to evolve. Nonetheless, we are able to gauge our operational risk exposure by using several approaches concurrently.

Risk assessment

Operational risks are identified and their potential impact assessed through our enterprise-wide integrated operational risk and control assessment and monitoring program. Our operational risk management framework is used to ensure consistent identification and assessment of operational risks and the controls used to manage them.

Key risk indicators

Our business segments, Global Technology and Operations, and Global Functions use a broad range of risk indicators to manage their day-to-day activities. GRM uses indicators to monitor operational risk at the enterprise level. These indicators provide insight into the level and composition of, as well as potential changes in, our operational risk exposure.

Operational event data collection and analysis
Operational risk events are reported in a central enterprise database. Comprehensive information about these events is collected, and includes information regarding amount, occurrence, discovery date, business area and product involved, root causes and risk drivers. Analysis of operational risk event data helps us to understand where and how our risks are manifesting themselves, provides a historical perspective of our operational risk experience and establishes a basis for measuring our operational risk exposure. In keeping with our broadened definition of operational risk, during 2008 we began to include data on events with non-monetary impacts and near-miss events in our collection and analysis activities.

Industry loss analysis
We review and analyze information on operational losses that have occurred at other financial institutions, using published information and information we acquire through our membership in ORX (Operational Riskdata eXchange Association), a private data-sharing consortium. Both provide insights into the size and nature of potential exposures, which enables us to benchmark our loss experience against those of our peers to determine if our experience puts us in an outlier position. It also allows us to monitor emerging developments and trends that affect the financial industry as a whole.

Risk control
Operational risk is managed through our infrastructure, controls, systems and people, complemented by central enterprise-wide groups focusing on management of specific operational risks such as fraud, privacy, outsourcing, and business disruption, as well as people and systems risks.

A number of our enterprise-wide groups ensure that all of these controls and systems are effective under our operational risk management framework. These include compliance, which ensures a complete view of our regulatory obligations and provides a co-coordinated, effective response to these; and the internal audit group, which provides independent assessment of risk management practices, internal controls and corporate governance processes.

Risk mitigation
Any high-risk exposures that we identify are subject to remedial measures, monitoring and control testing. This includes exposures identified through our integrated risk and control assessment and monitoring program, internal audits, compliance reviews, business continuity readiness reviews, or operational risk event reporting.

Our corporate insurance program enables us to transfer some of our operational risk exposure by purchasing insurance coverage. The nature and amounts of this insurance are determined on a central, enterprise-wide basis.

Reporting
GRM provides quarterly enterprise-wide risk reports to senior management and the Board of Directors. The operational risk reporting includes an overview of our operational risk profile and the trend and outlook for our exposure. Details are provided on areas of elevated risk, individual operational risks where there is heightened awareness, regulatory or compliance issues, and large operational risk events. These reports are supplemented with more detailed specific contributions from groups such as compliance, audit, legal and human resources.

Capital management

Strong capital and liquidity positions facilitate opportunistic business expansion and help maintain safety and soundness in times of stress. Our stress absorption capability is comprised of both capital adequacy and our liquidity position which together aim to provide the market with confidence in the organization's ability to remain safe and sound. A detailed overview of our capital management and liquidity and funding management practices are discussed in this section and the next section, respectively.

Risks, including credit, market and operational, as discussed earlier, influence overall capital management, and liquidity and funding management. The linkage between risks and our stress absorption capability to ensure the safety and soundness of the organization are illustrated below.


Credit risk
Market risk
• Trading market risk
• Non-trading market risk
Operational risk
Other risks
Market perception
Capital position
Liquidity position
Safety and soundness

Capital management framework
We actively manage our capital to balance the desire to maintain strong capital ratios and high ratings with the objective of providing strong returns to our shareholders. In striving to achieve this balance, we consider the requirements of regulators, rating agencies, depositors and shareholders, as well as our future business plans, peer comparisons and our position relative to internal capital ratio targets. Additional considerations include the costs and terms of current and potential capital issuances and projected capital requirements.

Our capital management framework provides the policies and processes for defining, measuring, raising and investing all forms of capital in a co-ordinated and consistent manner. We manage and monitor our capital from several perspectives, including:
- Regulatory capital: capital required for regulatory compliance defined in accordance with OSFI
- Economic capital: an internal assessment of the amount of capital required to underpin our risks
- Subsidiary capital: the amount of regulatory capital invested in subsidiaries.

Additionally, within our capital management framework, we have in place an ICAAP for the purpose of setting internal capital targets and strategies for achieving those targets consistent with our business plans, risk profile, risk appetite and operating environment.

As part of this process, we have implemented a program of enterprise-wide stress testing to evaluate the income and capital (economic and regulatory) impacts of several potential stress events. This exercise involves various teams, including GRM, Corporate Treasury, Finance and Economics. Results from this testing are a key input into our capital planning process and are used in settling appropriate stress factors we use to test the robustness of our capital position on a quarterly basis.

Our co-ordinated approach to capital management serves an important business function. Our goal is to optimize our capital usage and structure, and provide efficient support for our business segments and clients and better returns for our shareholders, while protecting depositors and senior creditors.

Governance

The Board of Directors is responsible for ultimate oversight of capital management, including the annual review and approval of our Capital Plan, and our ICAAP. The Audit Committee is responsible for the governance of capital management, which includes:

- The approval of capital management policies
- The regular review of our capital position and liquidity, funding and capital management processes
- The approval of the ICAAP
- The ongoing review of internal control over financial reporting.

In addition, OSFI meets with our Audit Committee and the CR&RPC to discuss policies and procedures regarding capital management.

The Asset Liability Committee and the Group Executive share management oversight responsibility for capital management and receive regular reports detailing compliance with established limits and guidelines. Corporate Treasury and GRM are responsible for the design and implementation of policies relative to regulatory, economic and subsidiary capital, and for developing and implementing the ICAAP.

Basel II

With OSFI's adoption of new capital guidelines based on "International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006)," known as Basel II, effective November 1, 2007, major Canadian banks are required to calculate and report their regulatory capital ratios under new measurement standards.

The top corporate entity to which Basel II applies at the consolidated level is Royal Bank of Canada. Basel II represents a major change to bank regulation in that it allows banks to select from a limited menu of risk-based approaches of increasing sophistication, used to calculate the minimum regulatory (Pillar 1) capital, in particular with respect to credit and operational risk.

For credit risk, OSFI expects each major bank to adopt the AIRB Approach for its material portfolios, although some flexibility is permitted for the timing of the adoption. Accordingly, as part of our transition to Basel II, OSFI has allowed for staged implementation of the AIRB Approach for credit risk, including:

- A waiver for RBC Bank (USA), formerly RBC Centura Bank, to use the Standardized Approach for credit risk through fiscal 2010
- An extension whereby we are permitted to defer use of the AIRB Approach for our proportionate interest in the exposures of RBC Dexia IS, until November 1, 2010, at the latest
- Exemptions for exposures for which credit risk is reported under the Basel II Standardized Approach (i.e., our Caribbean banking operations) on the basis that such portfolios and entities in applicable jurisdictions are non-material.

For operational risk, the two options available to us are the Advanced Measurement Approach (AMA) and the Standardized Approach. Initially, we have adopted the Standardized Approach for operational risk.

For market risk capital, we use both Internal Models and Standardized Approaches.

Basel II has resulted in capital requirements that differ from those calculated under Basel I. For the most part, this reflects a shift in calculation methodology for risk-adjusted assets (RAA) from prescribed risk weights to using parameters that are more closely aligned with our internal assessment and measurement of risk. As Basel II is applied on a prospective basis, Basel I and Basel II calculations are not directly comparable.

Regulatory capital and capital ratios — Table 72

As at October 31 (C$ millions, except percentage amounts)	Basel II (1) 2008	Basel I (1) 2007
Capital		
Tier 1 capital	$ 25,173	$ 23,383
Total capital	30,830	28,571
Risk-adjusted assets		
Credit risk	$ 229,537	$ 231,302
Market risk	17,220	16,333
Operational risk	31,822	–
Total risk-adjusted assets	$ 278,579	$ 247,635
Capital ratios		
Tier 1 capital	9.0%	9.4%
Total capital	11.1%	11.5%
Assets-to-capital multiple	20.1X	19.9X

(1) As defined in the guidelines issued by OSFI. Basel I and II calculations are not directly comparable.

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements, Basel Committee of Banking Supervisors (BCBS). Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders' equity, non-cumulative preferred shares (the majority of which do not have conversion features into common shares), and the eligible amount of innovative capital instruments. In addition, goodwill and other items prescribed by OSFI are deducted from Tier 1 capital.

Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital and an eligible portion of the total general allowance for credit losses, less OSFI-prescribed deductions. Total capital is defined as the sum of Tier 1 and Tier 2 capital. For further details on the terms and conditions of non-cumulative preferred shares and innovative capital instruments, refer to the Share data and dividends section and Notes 17 and 18 to our Consolidated Financial Statements.

Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by RAA. OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI.

The adoption of Basel II introduced changes in the components of eligible regulatory capital. Significant changes include:

- General allowances for credit losses on portfolios subject to the Standardized Approach can be included in Tier 2 capital up to a limit of 1.25% of the RAA of those portfolios. For portfolios subject to the AIRB Approach, the treatment depends on whether allowances are more or less than expected losses. In the former case, the difference is included in Tier 2 capital up to a limit of .6% of the AIRB portfolio's credit RAA. In the latter case, the difference is deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Under Basel I, general allowances were included in Tier 2 capital up to a maximum of .875% of total RAA.

- Securitization-related increases in equity, for example, gains on sale, are deducted from Tier 1 capital. Other securitization-related deductions are made 50% from Tier 1 capital and 50% from Tier 2 capital. Previously, these deductions were made from Total capital.

The components of regulatory capital are shown in the following table.

Capital — Table 73

As at October 31 (C$ millions, except percentage amounts)	Basel II 2008	Basel I 2007
Tier 1 regulatory capital (1)		
Common equity (2)	$ 28,946	$ 22,272
Non-cumulative preferred shares	2,657	2,344
Innovative capital instruments	3,879	3,494
Other non-controlling interests in subsidiaries	357	25
Goodwill (3)	(9,977)	(4,752)
Substantial investments (4)	(37)	
Securitization-related deductions (5)	(329)	
Expected loss in excess of allowances – AIRB Approach	(315)	
Other	(8)	
Total Tier 1 capital	$ 25,173	$ 23,383
Tier 2 regulatory capital (1)		
Permanent subordinated debentures	$ 900	$ 779
Non-permanent subordinated debentures (6)	7,223	5,473
Innovative capital instruments (excess over 15% of Tier 1)	120	–
Excess of non-cumulative preferred shares	–	–
Trust subordinated notes	1,027	1,027
General allowance	488	1,221
Accumulated net unrealized gain on available-for-sale equity securities (7)	–	105
Substantial investments (4)	(277)	
Investment in insurance subsidiaries	(3,198)	
Securitization-related deductions (8)	(305)	
Expected loss in excess of allowances – AIRB Approach	(315)	
Other	(6)	
Total Tier 2 capital	$ 5,657	$ 8,605
Total regulatory capital		
Total Tier 1 and Tier 2 capital	$ 30,830	$ 31,988
Substantial investments	–	(309)
Investment in insurance subsidiaries	–	(2,912)
First-loss facility	–	(196)
Total regulatory capital (1)	$ 30,830	$ 28,571

(1) As defined in the guidelines issued by OSFI, Basel I and Basel II calculations are not directly comparable.
(2) This amount is shareholders' equity less preferred shares of $2,663 million plus other items not included in regulatory capital of $851 million.
(3) Basel II goodwill deduction reflects total consolidated goodwill. Basel I goodwill deduction reflects consolidated goodwill net of insurance goodwill.
(4) Under Basel II, substantial investment deductions are made 50% from each of Tier I and Tier 2 capital. Currently, there is a transitional provision until October 31, 2008, to deduct substantial investments held prior to December 31, 2006 in full from Tier 2 capital. Under Basel I, these investments were deducted from Total capital.
(5) Securitization deduction from Tier 1 capital consists of (i) seller's interest in residential mortgages of $80 million and credit cards of $29 million; (ii) securitizations rated below BB- of $102 million; and (iii) unrated positions of $118 million.
(6) Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included at their amortized value.
(7) As prescribed by OSFI, certain components of accumulated other comprehensive income are included in the determination of regulatory capital. Accumulated net foreign currency translation adjustments are included in Tier 1 capital. Net unrealized fair value losses on AFS equities are deducted in the determination of Tier 1 capital while net unrealized fair value gains on AFS equities are included in Tier 2 capital.
(8) Securitization deduction from Tier 2 capital consists of (i) seller's interest in residential mortgages of $80 million and credit cards of $5 million; (ii) securitizations rated below BB- of $101 million; and (iii) unrated positions of $119 million.


12%
9%
6%
3%
0%
8.9%
9.6%
9.6%
9.4%
9.0%
2004
2005
2006
2007
2008
Basel I
Basel II

As at October 31, 2008, our Tier 1 capital ratio was 9.0% and our Total capital ratio was 11.1%.

The Tier 1 capital ratio was down 40 bps from a year ago. The decrease was largely due to higher RAA, and a higher goodwill capital deduction reflecting the impact of a weaker Canadian dollar on foreign currency denominated assets and additional goodwill from the acquisitions of ANB, PH&N, RBTT and FBW. These factors were partially offset by higher shareholders' equity from retained earnings, capital issuances and the positive impact of a weaker Canadian dollar on net unrealized foreign currency translation gains and losses.

The Total capital ratio was down 40 bps from a year ago largely due to factors noted above for Tier 1 capital and a decrease in the amount of general allowance included in regulatory capital under Basel II, partially offset by net issuance of subordinated debentures.

As at October 31, 2008, our assets-to-capital multiple was 20.1 compared to 19.9 a year ago. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Risk-adjusted assets

Under the current Basel II framework, OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and, where they have significant trading activity, market risk. RAA is calculated for each of these risk types and added together to determine total RAA.

Our RAA as calculated under Basel II is not directly comparable to RAA calculated previously under Basel I due to several factors, including:

- Under the Basel II AIRB Approach for credit risk, banks rely on their own internal estimates for risk components in determining their capital requirements and equivalent RAA for a given exposure which is in contrast to the use of industry-wide prescribed rates under Basel I
- A capital charge for operational risk was not required under Basel I
- The asset class definitions have changed significantly and are more differentiated under Basel II.

Further, Basel II has introduced a transitional capital floor adjustment. Once a bank achieves full compliance with AIRB implementation and data requirements, contingent on OSFI approval, a 90% Basel I capital floor will apply for at least four quarters, after which the banks may qualify for an 80% Basel I capital floor, which will also apply for at least four quarters.

During the year, RAA increased by $31 billion, primarily due to business growth, including our acquisition of ANB and RBTT, the inclusion of RAA for operational risk under Basel II and the impact of a weaker Canadian dollar at October 31, 2008 on the translated value of our foreign currency-denominated assets. These factors were partially offset by the impact of the adoption of the AIRB Approach for credit risk under Basel II.

Risk-adjusted assets – Basel II (1)

As at October 31 (C$ millions)	Exposure (2)	Average of risk weights (3)	Risk-adjusted assets Standardized Approach	Advanced Approach	Other (4)	Total (5)
Credit risk						
Lending-related and other						
Residential mortgages	$ 93,445	8%	$ 1,418	$ 6,024		$ 7,442
Other retail (Personal, Credit cards and Small business treated as retail)	142,221	22%	7,974	23,954		31,928
Business (Corporate, Commercial, Medium-sized enterprises and Non-bank financial institutions)	161,331	60%	40,566	56,760		97,326
Sovereign (Government)	15,793	12%	560	1,266		1,826
Bank	67,385	13%	6,733	2,267		9,000
Total lending-related and other	$ 480,175	31%	$ 57,251	$ 90,271	$ –	$ 147,522
Trading-related						
Repo-style transactions	$ 115,687	3%	$ 643	$ 2,472		$ 3,115
Over-the-counter derivatives	86,952	30%	3,139	22,757		25,896
Total trading-related	$ 202,639	14%	$ 3,782	$ 25,229	$ –	$ 29,011
Total lending-related and other and trading-related	$ 682,814	26%	$ 61,033	$ 115,500		$ 176,533
Bank book equities (6)	3,091	91%	–	2,826		2,826
Securitization exposures	83,190	9%	767	6,527		7,294
Regulatory scaling factor (7)	n.a.	n.a.	n.a.	7,491		7,491
Other risk-adjusted assets (4)	186,623	19%	n.a.	n.a.	$ 35,393	35,393
Total credit risk (4)	$ 955,718	24%	$ 61,800	$ 132,344	$ 35,393	$ 229,537
Market risk (8)						
Interest rate			$ 2,719	$ 2,110		$ 4,829
Equity			1,206	1,367		2,573
Foreign exchange			326	22		348
Commodities			345	2		347
Specific risk			6,150	2,973		9,123
Total market risk			$ 10,746	$ 6,474		$ 17,220
Operational risk (9)			$ 31,822	n.a.	n.a.	$ 31,822
Total risk-adjusted assets	$ 955,718		$ 104,368	$ 138,818	$ 35,393	$ 278,579

(1) Calculated using guidelines issued by OSFI under the new Basel II framework.
(2) Total exposure represents exposure at default which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances or partial write-offs and does not reflect the impact of credit risk mitigation and collateral held.
(3) Represents the average of counterparty risk weights within a particular category.
(4) For credit risk, a majority of our portfolios use the AIRB Approach, which represents 58% of RAA. Portfolios using the Standardized Approach represent 27% of RAA. The remaining 15% represents balance sheet assets not included in the Standardized or AIRB Approaches.
(5) The minimum capital requirements for each category can be calculated by multiplying the total RAA by 8%.
(6) The amount of banking book equity exposures that were "grandfathered" under Basel II, and thus subject to a 100% risk-weighting until the end of 2017, was $1,095 million as at October 31, 2008.
(7) The scaling factor represents a calibration adjustment of 6% as prescribed by OSFI under the Basel II framework and is applied to RAA amounts for credit risk assessed under the AIRB Approach.
(8) For market risk RAA measurement, we use an Internal Models Approach where we have obtained regulatory approval and a Standardized Approach for products yet to be approved.
(9) For operational risk, we use the Standardized Approach.

In 2008, we undertook several initiatives to support the effective management of our capital, as outlined in Table 75 below.

Selected capital management activity **Table 75**

	For the year ended							
	October 31, 2008				October 31, 2007			
(C$ millions)	Issuance or redemption date	Number of shares (000s)	Dollars per share	Amount	Issuance or redemption date	Number of shares (000s)	Dollars per share	Amount
Tier 1								
Common shares issued								
Stock options exercised (1)		6,445		$ 153		7,215		$ 170
Acquisition of ANB	February 22, 2008	16,370	$ 50.69	830				
Acquisition of PH&N (2)	May 1, 2008	20,250	48.00	972				
Acquisition of RBTT	June 16, 2008	18,246	49.27	899				
Acquisition of FBW	June 27, 2008	4,809	49.07	236				
Repurchase of common shares – normal course issuer bid (3), (4)		1,120	49.50	55		11,845	$ 54.59	646
First preferred shares issued								
Non-cumulative Series AC					November 1, 2006	8,000	25.00	200
Non-cumulative Series AD					December 13, 2006	10,000	25.00	250
Non-cumulative Series AE					January 19, 2007	10,000	25.00	250
Non-cumulative Series AF					March 14, 2007	8,000	25.00	200
Non-cumulative Series AG					April 26, 2007	10,000	25.00	250
Non-cumulative Series AH	April 29, 2008	8,500	25.00	213				
Non-cumulative Series AJ (5)	September 16, 2008	16,000	25.00	400				
First preferred shares redeemed								
Non-cumulative Series O					November 24, 2006	6,000	25.00	150
Non-cumulative Series N	August 22, 2008	12,000	25.00	300				
Trust Capital Securities issued (6)	April 28, 2008			500				
Tier 2								
Subordinated debentures issued (7)								
March 11, 2018	March 11, 2008			1,000				
June 6, 2018	June 6, 2008			1,000				
June 26, 2037 (JPY10 billion)					June 26, 2007			87
Repurchase and redemption of subordinated debentures (7)								
November 8, 2011					November 8, 2006			US$400
June 4, 2012					June 4, 2007			500
January 22, 2013	January 22, 2008			500				
Trust subordinated notes issued (8)					April 30, 2007			1,000

(1) Amounts include cash received for stock options exercised during the year, fair value adjustment to stock options, and the exercise of stock options from tandem stock appreciation rights (SARs) awards and from renounced tandem SARs.
(2) In addition, we issued 6.75 million shares in RBC PH&N Holdings Inc. for $324 million which, after three years, are exchangeable into our common shares as part of the consideration paid for the acquisition of PH&N.
(3) For further details, refer to Note 18 to our Consolidated Financial Statements.
(4) Effective November 1, 2008, we renewed our normal course issuer bid (NCIB) for one year to purchase, for cancellation, up to 20 million common shares.
(5) Dividend rate will reset every five years.
(6) $379 million is included in Tier 1 capital, $121 million is included in Tier 2 capital. For further details, refer to Note 17 to our Consolidated Financial Statements.
(7) For further details, refer to Note 16 to our Consolidated Financial Statements.
(8) Amount in par value. For further details, refer to Note 17 to our Consolidated Financial Statements.

Subsequent to October 31, 2008, the following capital transaction occurred:

On November 3, 2008, we issued 12 million Non-cumulative First Preferred Shares Series AL at $25 per share, for total proceeds of $300 million.

On November 24, 2008, we announced our intention to issue 9 million Non-cumulative 5-year rate reset First Preferred Shares Series AN at $25 per share, for total proceeds of $225 million. The underwriters have the option to purchase an additional $100 million preferred shares at the same offering price. The issuance is expected to be completed on December 8, 2008.

Dividends

Our common share dividend policy reflects our earnings outlook, desired payout ratio and the need to maintain adequate levels of capital to fund business opportunities. The targeted range of our common share dividend payout ratio for 2008 was 40 to 50%. In 2008, the dividend payout ratio was 59%, up from 43% in 2007, as 2008 earnings declined largely due to writedowns, higher provision for credit losses in U.S. banking and spread compression. Common share dividends paid during the year were $2.6 billion, up 13% from a year ago.

Share data and dividends Table 76

(C$ millions, except number of shares and per share amounts)	2008 Number of shares (000s)	2008 Amount	2008 Dividends declared per share	2007 Number of shares (000s)	2007 Amount	2007 Dividends declared per share	2006 Number of shares (000s)	2006 Amount	2006 Dividends declared per share
First Preferred (1)									
Non-cumulative Series N	–	$ –	$ .88	12,000	$ 300	$ 1.18	12,000	$ 300	$ 1.18
Non-cumulative Series O	–	–	–	–	–	–	6,000	150	1.38
Non-cumulative Series W	12,000	300	1.23	12,000	300	1.23	12,000	300	1.23
Non-cumulative Series AA	12,000	300	1.11	12,000	300	1.11	12,000	300	.71
Non-cumulative Series AB	12,000	300	1.18	12,000	300	1.18	12,000	300	.41
Non-cumulative Series AC	8,000	200	1.15	8,000	200	1.22	–	–	–
Non-cumulative Series AD	10,000	250	1.13	10,000	250	1.06	–	–	–
Non-cumulative Series AE	10,000	250	1.13	10,000	250	.95	–	–	–
Non-cumulative Series AF	8,000	200	1.11	8,000	200	.77	–	–	–
Non-cumulative Series AG	10,000	250	1.13	10,000	250	.65	–	–	–
Non-cumulative Series AH	8,500	213	.81	–	–	–	–	–	–
Non-cumulative Series AJ (2)	16,000	400	–	–	–	–	–	–	–
Total First Preferred		$ 2,663			$ 2,350			$ 1,350	
Common shares outstanding	1,341,260	$ 10,384	$ 2.00	1,276,260	$ 7,300	$ 1.82	1,280,890	$ 7,196	$ 1.44
Treasury shares – preferred	(260)	(5)		(249)	(6)		(94)	(2)	
Treasury shares – common	(2,258)	(104)		(2,444)	(101)		(5,486)	(180)	
Exchangeable shares of RBC PH&N Holdings Inc.	6,750	324	–	–	–	–	–	–	–
Stock options									
Outstanding	21,773			26,623			32,243		
Exercisable	17,247			21,924			26,918		
Dividends									
Common		2,624			2,321			1,847	
Preferred		101			88			60	

(1) Only the First Preferred Shares Series W has a conversion option which, as at October 31, 2008, was not yet convertible.
(2) Dividend rate will reset every five years.

As at December 1, 2008, the number of outstanding common shares and stock options were 1,341,342,000 and 21,627,000, respectively. As at December 1, 2008, the number of Treasury shares – preferred and Treasury shares – common were 191,200 and 2,202,000, respectively. For further information about our share capital, refer to Notes 18 and 21 to our Consolidated Financial Statements.

Economic Capital

Economic Capital is our internal quantification of risks associated with business activities. Economic Capital is defined as the capital required to remain solvent and in business even under extreme market conditions, given our desire to maintain a debt rating of at least AA. Economic Capital is attributed to each business segment in proportion to management's assessment of the risks. It allows for comparable performance measurements among our business segments through ROE and RORC which are described in detail in the Key performance and non-GAAP measures section. Accordingly, Economic Capital aids senior management in resource allocation and serves as a reference point for the assessment of our aggregate risk appetite in relation to our financial position, recognizing that factors outside the scope of Economic Capital must also be taken into consideration.

Economic Capital is also used to assess the adequacy of our capital base. Our policy is to maintain a level of common equity, and other instruments with equity-like permanence and loss absorption features, that exceeds Economic Capital with a comfortable cushion.

Economic Capital is calculated and attributed on a wider array of risks than is Basel II Pillar I regulatory capital, which is calibrated predominantly to target credit, market (trading) and operational risk measures. The identified risks (described below) for which we calculate Economic Capital are credit, market (trading and non-trading), operational, business, fixed asset, and insurance. Additionally, Economic Capital includes goodwill and intangibles, and reflects diversification benefits across risks and business segments.

- Credit risk is the risk of loss associated with a counterparty's inability or unwillingness to fulfill its payment obligations.
- Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads, in both banking and trading books. Market risk can be exacerbated by thinly traded or illiquid markets.
- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
- Business risk is the risk of loss or harm due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, reputation and strategic risks.
- Fixed asset risk is defined as the risk that the value of fixed assets will be less than their book value at a future date.
- Insurance risk is the risk of loss that may occur when actuarial assumptions made in insurance product design and pricing activities differ from actual experience.

For further discussion of credit, market, operational and insurance risk, refer to the Risk management section.

The calculation and attribution of Economic Capital involves a number of assumptions and judgments. The methodologies are continually monitored with a view to ensuring that the Economic Capital framework is comprehensive and consistent. Economic Capital measurement models and techniques are developed by GRM and are subject to an internal independent assessment for appropriateness and reliability. The models are continually benchmarked to leading industry practices via participation in surveys, reviews of methodologies and ongoing interaction with external risk management industry professionals. The models and input parameters are subject to independent vetting and validation, as per internal model risk policies.

Economic Capital		Table 77
(C$ millions average balances)	2008	2007
Credit risk	$ 8,100	$ 6,850
Market risk (trading and non-trading)	1,750	2,700
Operational risk	2,850	2,750
Business and fixed asset risk	2,200	2,000
Insurance risk	150	150
Risk capital	$ 15,050	$ 14,450
Goodwill and intangibles	7,700	5,550
Economic Capital	$ 22,750	$ 20,000
Unattributed capital	2,000	2,000
Common equity	$ 24,750	$ 22,000

Economic Capital increased $2.8 billion from a year ago largely due to increases in Goodwill and intangibles capital and Credit risk capital, partly offset by a decrease in Market risk (non-trading) capital. Goodwill and intangibles capital increased primarily as a result of our acquisitions of ANB, RBTT, PH&N and FBW, as well as the impact of a weaker Canadian dollar on goodwill denominated in foreign currencies. The increase in Credit risk capital was largely due to business growth, including acquisitions during the current year, and the impact of a weaker Canadian dollar on the translated value of foreign currency-denominated assets. The decrease in Market risk (non-trading) capital was mostly attributable to methodology changes related to diversification benefits in certain portfolios and improved measurement of interest rate risk inherent in our Canadian retail and wholesale operations.

We remain well capitalized with current levels of qualified capital exceeding the Economic Capital required to underpin all of our risks.

Subsidiary capital

Management of our subsidiary capital is an important part of our overall capital management framework. We allocate capital across the enterprise to maximize returns to our shareholders and meet local regulators' capital adequacy requirements. Additionally, we focus on ensuring that we can access capital recognized in our consolidated regulatory capital measurements. To achieve this objective, we set guidelines for defining capital investments in our subsidiaries and manage the relationship between capital invested in subsidiaries and our consolidated capital base.

Each of our subsidiaries has individual responsibility for maintaining the subsidiary's compliance with local regulatory capital adequacy requirements, which may include restrictions on the transfer of assets in the form of cash, dividends, loans or advances. Concurrently, Corporate Treasury provides centralized oversight and consolidated capital base management across the various entities.

The following table provides the Tier 1 and Total capital ratios of our significant banking subsidiary RBC Bank (USA).

Capital ratios of our significant banking subsidiary		Table 78
As at October 31	2008	2007
RBC Bank (USA) (1), (2)		
Tier 1 capital ratio	9.2%	10.7%
Total capital ratio	12.5%	13.0%

(1) Calculated using guidelines issued by the U.S. Federal Reserve Board under Basel I, as the U.S. will adopt Basel II no earlier than 2010.
(2) As RBC Bank (USA)'s fiscal year runs from January 1 to December 31, the ratios shown are as at September 30, 2008 and September 30, 2007, respectively.

Other considerations affecting capital

In addition to the regulatory environment, we closely monitor changes in GAAP and their potential impact on our capitalization levels.

The Accounting Standards Board (AcSB) of the CICA has announced the adoption of IFRS in place of existing Canadian GAAP. For fiscal years beginning on or after January 1, 2011, publicly accountable enterprises are required to adopt IFRS for financial reporting and disclosure purposes. Moreover, OSFI has confirmed that all federally regulated financial institutions must adopt IFRS as required in the AcSB plan. The adoption of IFRS may impact the capital and capital ratios of banks due to significant recognition and measurement differences between IFRS and current Canadian GAAP. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011. We are currently reviewing the IFRS requirements to assess their impact on our capital and disclosure requirements.

Capital treatment for equity investments in other entities is determined by a combination of accounting and legal guidelines based on the size or nature of the investment. Three broad approaches apply as follows:

- Consolidation: entities in which we have a controlling interest must be fully consolidated on our Consolidated Balance Sheets. Joint ventures are consolidated on a pro rata basis. Consolidated holdings are capitalized directly by asset class and are not treated as equity investments for regulatory capital calculation purposes.
- Deduction: certain holdings are deducted in full from our regulatory capital. These include all unconsolidated "substantial investments," as defined by the *Bank Act* (Canada), as well as all investments in insurance subsidiaries.
- Risk weighting: unconsolidated equity investments that are not deducted from capital are risk weighted at a prescribed rate for determination of capital charges.

While Basel II retains the same criteria for determination of capital treatment of equities, the prescribed risk weightings are generally higher than under Basel I.

Impact of the financial market turmoil on capital

Our capital position continues to be strong despite the global market turmoil. We maintain a capital cushion to support our business plans and accommodate unexpected increases in risk. While our cost of capital has increased from recent historical lows along with the market, our access to capital funding remains sound, as reflected in our continuing ability to raise over $6 billion of regulatory capital in 2008 and early fiscal 2009, both as consideration for our acquisitions and for general business purposes. We have reflected our higher costs of capital in internal models and performance measures to ensure the prudent use of capital. To reflect a renewed focus on managing capital at an appropriate level through the business cycle, we have increased our medium-term Tier 1 capital ratio objective from greater than 8.0% to greater than 8.5%. Additionally, we continue to focus on cost-effective initiatives to strengthen our capital position globally.

Our forward-looking capital plan provides the flexibility to accommodate the changing environment. We continue to monitor developments in both the domestic and international markets to assess their potential impact on our capital and adjust our capital plans accordingly.

Hedging foreign currency-denominated operations
We are exposed to foreign currency risk arising from our investments in foreign operations. For unhedged equity investments, when the Canadian dollar weakens against other currencies, the unrealized translation gains on net foreign investments increase our capital levels through AOCI and increase the translated value of the risk-adjusted assets of the foreign currency-denominated operations. The reverse is true when the Canadian dollar appreciates against other currencies. As such, fluctuations in foreign currency exchange rates can result in volatility in our capital and capital ratios. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due.

Our liquidity and funding management framework is designed to ensure that adequate sources of reliable and cost-effective cash or its equivalents are continually available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this goal, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:

- A large base of core client deposits
- Continual access to diversified sources of wholesale funding, including demonstrated capacities to monetize specific asset classes
- A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as "contingency liquidity assets") that provide assured access to cash in a crisis.

Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions. In managing this risk, we aim to achieve a prudent balance between the level of risk we take and the cost of its mitigation, recognizing that this balance may need to be adjusted if our internal or external environments change materially.

Responsibilities

The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management.

- The Audit Committee and the Conduct Review and Risk Policy Committee approve our liquidity and funding management framework. The Audit Committee approves our liquidity risk policy, pledging framework, and liquidity contingency plan and establishes broad liquidity risk tolerance levels, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.
- The Group Risk Committee and the ALCO share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines.
- Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework. In this role, Corporate Treasury is assisted by Group Risk Management. Corporate Treasury actively participates in national and international industry initiatives to benchmark and enhance its liquidity management practices.
- Treasury departments of business segments and key subsidiaries execute transactions in line with liquidity management policies and strategies.
- Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.

In managing liquidity risk, we favour a centralized management approach so that funding and operational efficiencies can be maximized. We also believe that this approach results in more coordinated and effective measurement and oversight. However, market, regulatory, tax and organizational considerations influence the extent to which we can be fully centralized.

Risk measurement

The assessment of our liquidity position reflects management's conservative estimates, assumptions and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our clients and counterparties. We measure and manage our liquidity position from three risk perspectives as follows:

Structural liquidity risk

Structural liquidity risk management addresses the risk due to mismatches in effective maturities between all assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets. We use both the cash capital and survival horizon models to assist in the evaluation of balance sheet liquidity and determination of the appropriate term structure of our debt financing. These methodologies also allow us to measure and monitor the relationship between illiquid assets and core funding, including our exposure to a protracted loss of unsecured wholesale deposits under stressed conditions.

Tactical liquidity risk

Tactical liquidity risk management addresses our normal day-to-day funding requirements, which are managed by imposing prudential limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons (overnight to nine weeks), as well as on our pledging activities that are subject to an enterprise-wide framework that assigns a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities. Pledged assets are not considered a source of available liquidity and include a pool of eligible assets that are reserved exclusively to support our participation in payment and settlement systems.

Contingent liquidity risk
Contingent liquidity risk management assesses the impact of and our intended responses to sudden stressful events. The liquidity contingency plan identifies comprehensive action plans that would be considered in response to various types of crisis of different duration and severity and in light of prevailing internal and external market conditions. Corporate Treasury maintains and administers the liquidity contingency plan. The Liquidity Crisis Team, consisting of senior representatives of all key business and functional units, meets regularly to engage in stress testing and to review our liquidity contingency preparedness.

Our stress testing exercises are based on models that measure our potential exposure to global, country-specific or RBC-specific events (or a combination thereof) and consider both historical and hypothetical events. Different levels of severity are considered for each type of crisis including ratings downgrades of two and four notches and to non-investment grade for RBC-specific events. These comprehensive tests include elements of scenario and sensitivity stress testing techniques. In all cases, the crisis impact is measured over a nine-week horizon, which is also used in our key measure of tactical liquidity risk and is what we consider to be the most crucial time span for a liquidity event. The risk of more prolonged crises is addressed through the frequency with which our key tests are updated as well as through our measures of structural liquidity that assume a stressed environment. Liquidity Crisis Team members contribute to assumptions about the expected behaviour of balance sheet asset and liability categories and off-balance sheet exposures based on their specialized client, product and market perspectives. Some tests are run monthly, others are only run annually. Frequency is determined by considering a combination of their likelihood and impact. After reviewing test results, the liquidity contingency plan and other related liquidity and funding risk management practices may be modified in light of lessons learned. Failure to meet predetermined minimum targets in some of these tests, as well as in aforementioned risk measures, would result in discussion with senior management and, as necessary, the Board of Directors, and could lead to more conservative practices and limits being prescribed.

Our liquid assets are primarily a diversified pool of highly rated and liquid marketable securities and include segregated portfolios (in both Canadian and U.S. dollars) of contingency liquidity assets to address potential on- and off-balance sheet liquidity exposures (such as deposit erosion, loan drawdowns and higher collateral demands), that have been estimated through models we have developed or by the scenario analyses and stress tests that we conduct periodically. These portfolios are subject to minimum asset levels and strict eligibility guidelines to ensure ready access to cash in emergencies, including their eligibility for central bank advances.

Risk control

We monitor and manage our liquidity position on a consolidated basis and consider legal, regulatory, tax, operational and any other applicable restrictions when analyzing our ability to lend or borrow funds between branches, branches and subsidiaries, and subsidiaries.

Policies

Our principal liquidity and funding policies are reviewed and approved annually by the Asset and Liability Committee, Group Risk Committee and the Board of Directors. These broad policies establish risk tolerance parameters and authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific measures, businesses and products. These policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.

Authorities and limits
Targets for our structural liquidity position, based on both a "cash capital" metric and a "survivability horizon" measurement, are approved at least annually and monitored quarterly.

With respect to net short-term funding requirements, limits are monitored daily or weekly, depending on the materiality of each RBC reporting entity, to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions are reviewed periodically by Corporate Treasury in concert with Group Risk Management and the business segments to determine if they remain valid or changes to assumptions and limits are required in light of internal or external developments. Through this type of process, we ensure that a close link is maintained between the management of liquidity and funding risk and market liquidity risk. Global market volatility since mid-2007 has prompted us to modify the liquidity treatment of certain asset classes, including auction rate securities and asset-backed securities, to reflect our expectations that market liquidity for these products will be sporadic for some time. Some limits have been revised to take into consideration the results of updated stress tests that reflect lessons learned during this period of market volatility.

Reporting

Detailed reports on our principal short-term asset/liability mismatches are monitored on a daily basis to ensure compliance with the limits for overall group exposure and by major currency, branches, subsidiaries and geographic locations. As set out in our liquidity and funding management framework, any potential exceptions to established limits on net fund outflows or other rules, whether monitored on a daily, weekly, monthly or quarterly basis, are reported immediately to Corporate Treasury, which provides or arranges for approval after reviewing a remedial action plan.

Various other liquidity metrics related to internal and external risk conditions are also monitored and reported regularly to senior management.

Funding

Funding strategy

Diversification of funding sources from retail, commercial, corporate and institutional investors is a crucial component of our overall liquidity management strategy. We encourage wholesale funding diversity and regularly review sources of short- and long-term funds to ensure that they are well diversified by provider, product, market, currency, structure, maturity and geographic origin. We maintain an ongoing presence in different funding markets, which allows us to constantly monitor market developments and trends in order to identify opportunities and risks and to take appropriate and timely actions. Diversification expands our wholesale funding flexibility while minimizing funding concentration and dependency and generally reducing financing costs. To that effect, since September 2007, we have completed our first two covered bond issuances, as well as our first Samurai bond and U.S. dollar-denominated asset-backed security underpinned by credit card receivables from Canadian clients. Maintaining competitive credit ratings is also critical to cost-effective funding. Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial deposits, is the foundation of our strong structural liquidity position.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. Our credit ratings are largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. We estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not materially influence our liability composition, funding access, collateral usage and associated costs. However, a series of downgrades could have adverse consequences for our funding capacity, collateral requirements and on the results of our operations.

Credit ratings **Table 79**

As at December 4, 2008 (1)	Short-term debt	Senior long-term debt	Outlook
Moody's	P-1	Aaa	negative
S&P	A-1+	AA-	stable
Fitch	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1) Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The above table presents our major credit ratings as at December 4, 2008. On May 1, 2008, S&P revised our rating outlook from positive to stable, citing the pressure on our earnings of our U.S. retail banking operations due to the downturn in the U.S. housing market. On November 24, 2008, Moody's revised our rating outlook from stable to negative, citing the potential for further writedowns related to our structured credit exposures and our off-balance sheet exposure to multi-seller and third-party conduits. Our Fitch and DBRS ratings and outlooks remain unchanged from October 31, 2007. Our collective ratings continue to be the highest categories assigned by the respective agencies to a Canadian bank, and these strong credit ratings support our ability to competitively access unsecured funding markets.

Deposit profile

In 2008, personal and commercial deposits remained the key source of funding for our Canadian dollar balance sheet while most foreign currency deposits originated from unsecured, wholesale sources, including large corporate and institutional clients and foreign commercial and central banks. The composition of our global deposit liabilities is summarized in Note 13 to our Consolidated Financial Statements.

Our personal deposit franchise constitutes the principal source of constant funding while certain commercial and institutional client groups also maintain relational balances with low volatility profiles. Taken together, these clients represent a highly stable supply of core deposits in most conceivable environments as they typically are less responsive to market developments than transactional lenders and investors due to the impact of deposit insurance and extensive and, at times, exclusive relationships with us. Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, increased during the year by about 1% to 57% of our total deposits.

Term funding sources Table 80

(C$ millions)	2008	2007	2006
Long-term funding outstanding	$ 70,906	$ 51,540	$ 33,361
Total mortgage-backed securities sold	15,196	14,239	12,186
Commercial mortgage-backed securities sold	2,159	2,405	1,914
Credit card receivables financed through notes issued by a securitization special purpose entity	3,163	2,759	2,250

Our long-term funding sources are managed to minimize cost by limiting concentration by geographic location, investor segment, instrument, currency and maturity profile. In addition, liquidity objectives, market conditions, interest rates, credit spreads, desired debt maturity profile and desired financial structure influence our long-term funding activities. We operate debt issuance programs in Canada, the U.S., Europe, Australia and Japan. Diversification into new markets and untapped investor segments is also constantly evaluated against relative issuance costs.

During 2008, we continued to expand our long-term funding base by issuing, either directly or through our subsidiaries, $31.7 billion of senior deposit notes in various currencies and markets. Total long-term funding outstanding increased $19.4 billion. Outstanding senior debt containing ratings triggers, which would accelerate repayment, constitutes a very small proportion of our overall outstanding debt.

Other liquidity and funding sources

We use commercial mortgage, residential mortgage and credit card receivable-backed securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. We hold retained interests in our residential mortgage and credit card securitization programs. Our total outstanding mortgage-backed securities sold increased year over year by $957 million. Our credit card receivables, which are financed through notes issued by a securitization special purposes entity, increased year over year by $404 million. For further details, refer to the Off-balance sheet arrangements section and Note 5 to our Consolidated Financial Statements.

Impact of global market turmoil on liquidity management

Despite recent global market events, including a material reduction in liquidity in term funding markets, we believe our liquidity and funding position remains adequate to execute our strategy. By leveraging our new and existing domestic and global funding programs, we continued to raise wholesale term funding in size throughout the year as opportunities presented themselves. Most of the funding was raised through large benchmark-sized transactions, but a significant amount was also raised in a variety of lower-cost funding transactions. The $25 billion MBS auctions announced by the Government of Canada in October and subsequently increased to $75 billion in November have helped us further strengthen our liquidity position. We are also in the process of evaluating various newly announced public sector funding programs in different jurisdictions to determine our eligibility and, as applicable, our interest.

As the macroeconomic environment and the health of the financial industry in general has deteriorated, we have taken incremental steps to further conserve funding and manage the composition of our balance sheet. This includes selectively reducing trading inventories and enhancing the liquidity of our balance sheet by securitizing more of our loans to create more eligible collateral to access existing and new central bank lending programs. We will continue to undertake similar initiatives as opportunities arise and circumstances warrant. We expect that various government interventions and central bank initiatives globally will improve the credit markets over the next few months. Except for uncertainty about the timing of the recovery of liquidity in term markets, there are no other known trends, demands, commitments or events that are presently expected to materially change this position.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

Contractual obligations Table 81

	2008					2007	2006
As at October 31 (C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$ 11,906	$ 26,676	$ 14,237	$ 5,796	$ 58,615	$ 49,131	$ 33,361
Covered bonds	205	–	3,103	1,940	5,248	–	–
Subordinated debentures	278	–	–	7,980	8,258	6,343	7,103
Obligations under leases (2)	550	884	633	1,129	3,196	3,161	2,486
	$ 12,939	$ 27,560	$ 17,973	$ 16,845	$ 75,317	$ 58,635	$ 42,950

(1) The amounts presented above exclude accrued interest except for the category "Within 1 year."
(2) Substantially all of our lease commitments are operating.

Overview of other risks

Reputation risk

Reputation risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

Reputation risk can arise from a number of events and primarily occurs in connection with regulatory, legal and operational risks. Operational failures and non-compliance with laws and regulations can have a significant reputational impact on us.

In addition to the six risk management principles discussed earlier in the Risk management principles section, the following principles also apply to our overall management of reputation risk:

- We must operate with integrity at all times in order to sustain a strong and positive reputation.
- Protecting our reputation is the responsibility of all our employees, including senior management, and extends to all members of the Board of Directors.

Code of Conduct

Our corporate values and Code of Conduct underpin the management of risk to our reputation and drive our ethical culture. Our Code of Conduct is the foundation of employee and director awareness of the kinds of conduct that protect our reputation, and those that put our reputation at risk.

Responsibilities

The management of reputation risk is overseen by the Board of Directors. The key senior management committees involved with monitoring and reporting on reputation risk at an enterprise level are the Ethics and Compliance Committee, PRC, STOC, Group Risk Committee and Capital Markets Risk Committee.

Risk control

Policies

Policies and procedures support the management of reputation risk across the organization. Business segments have specific policies in place to manage the risks within their businesses, including reputation risk. A comprehensive set of policy requirements applies to the identification and assessment of reputation risk, including Know Your Client due diligence controls and procedures, anti-money laundering and anti-terrorist financing policy requirements, auditor independence requirements, research standards, whistle blowing, and the requirements for managing conflicts of interest.

Reporting

The responsibility for monitoring and reporting on reputation risk issues is primarily within GRM. Regular comprehensive reporting is provided to the Group Risk Committee and the Board of Directors and its committees. This includes annual reporting on fraud issues, litigation issues and quarterly reporting on regulatory, compliance and operational risk issues. Reputation risk issues are also raised in internal audit reports provided to senior management.

Regulatory and legal risk

Regulatory and legal risk is the risk of negative impact to business activities, earnings or capital, regulatory relationships or reputation as a result of failure to comply with or a failure to adapt to current and changing regulations, law, industry codes or rules, regulatory expectations, or ethical standards.

Global Compliance, which is a part of GRM, has developed a comprehensive enterprise compliance management (ECM) framework that is consistent with regulatory guidance from OSFI and other regulators. The framework is designed to promote the proactive, risk-based management of compliance and regulatory risk. It applies to all of our businesses and operations, legal entities and employees globally and confirms the shared accountability of all our employees for ensuring we maintain robust and effective regulatory risk and compliance controls. The framework covers the following eight elements of compliance management: liaison with regulators, risk identification and assessment, control design and evaluation, learning and awareness, compliance execution, monitoring and oversight, issue management and reporting, and new initiative management.

Responsibilities

Global Compliance sets out the enterprise-wide requirements for the identification, assessment, control, monitoring and reporting of regulatory and compliance risk (and associated operational and reputation risk), as well as remediation of any issues identified. Oversight is provided by the Board of Directors through the CR&RPC and the Audit Committee. The Ethics and Compliance Committee supports our management of regulatory risk. It approves compliance programs and compliance-related policies and informs and advises the GRC, CR&RPC and the Audit Committee on significant regulatory issues and remedial measures.

The CCO and Global Compliance work closely with business partners to ensure the overall effectiveness of compliance and regulatory risk management controls across the enterprise through the ECM framework, which includes policies for consistent and effective compliance, independent oversight of compliance controls, timely reporting of trends and escalation of issues to senior management and the Board of Directors and timely execution of appropriate action plans.

Risk measurement

The identification and assessment of regulatory risk includes formal risk assessment activities carried out across the organization, both at the individual business and operational level, and at the enterprise level. Risk is measured through the assessment of the impact of regulatory and organizational changes, the introduction of new products and services, and the acquisition or development of new lines of business. It is also measured through the testing of the effectiveness of the controls established to ensure compliance with regulatory requirements and expectations. Although the use of metrics to measure compliance-related matters is relatively new and there are few proven methods for detecting leading indicators, we are working on developing new qualitative and quantitative measures. Meanwhile, we use what measures are available to identify issues and trends.

Risk control

Policies

We have a strong ethical and compliance culture grounded in our Code of Conduct. The Code of Conduct is regularly reviewed and updated to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm their understanding of and commitment to comply with the Code of Conduct at least every two years, and employees in certain key roles, such as Group Executive and others in financial oversight roles, must do so annually.

We provide online and face-to-face training for all our employees on the Code of Conduct and in the area of anti-money laundering and anti-terrorist financing compliance. Relevant employees also receive additional training in other compliance and regulatory risk matters. This is done through online tools and job aids (as part of employees' regular job training), new employee orientation materials, and periodically through targeted online, face-to-face or webcast training.

Reporting

On a quarterly basis, the CCO reports compliance matters to senior management, the Audit Committee and CR&RPC. The CCO also provides an annual report on overall compliance, and on specific topics, such as related party transactions, conflicts of interest, outsourcing arrangements and compliance with Canadian consumer protection requirements. In addition, the Global Chief Anti-Money Laundering Officer reports at least annually on anti-money laundering and anti-terrorist financing compliance. Similarly, senior compliance officers supporting our operating subsidiaries and lines of business provide relevant annual and quarterly reports to their respective senior management teams and boards of directors.

Insurance risk

Insurance risk is the risk of loss that may occur when actuarial assumptions made in insurance product design and pricing activities differ from actual experience. Insurance risk arises from all our Insurance businesses, which include life and health, creditor, home and auto, and travel insurance, and reinsurance businesses. Insurance risk can be categorized into the following sub-risks:

- Claims risk: The risk that the actual severity and/or frequency of claims differ from the levels assumed in pricing calculations. This risk can occur through (i) a misestimation of expected claims activities as compared to actual claims activities, or (ii) the misselection of a risk during the underwriting process. Components of claims risk include mortality risk, morbidity risk, home and auto risk and travel risk.
- Policyholder behaviour risk: The risk that the behaviour of policyholders relating to premium payments, policy withdrawals or loans, policy lapses, surrenders and other voluntary terminations differs from the behaviour assumed in pricing calculations.
- Expense risk: The risk that the expense of acquiring or administering policies, or of processing claims, exceeds the costs assumed in pricing calculations.

Responsibilities

Insurance risk approval authorities are established by the Board of Directors upon recommendation of its committees and delegated to senior management.

The boards of directors of the insurance subsidiaries are responsible for the stewardship of the insurance companies. The boards of directors oversee and monitor the management of the insurance subsidiaries and ensure that the subsidiaries are properly managed and functioning within our overall strategies and policies.

GRM – Insurance is responsible for providing risk management direction and oversight to the insurance businesses and for providing comprehensive reporting of insurance risks that we face. The Appointed Actuaries of our Canadian insurance companies are appointed by the boards of directors and have statutory requirements to provide opinions on adequacy of liabilities, sufficiency of capital, the insurance company's future financial condition and fairness of treatment for policyholders. External actuarial reviewers, in accordance with OSFI guidelines and Canadian Institute of Actuaries standards, provide oversight on the work of the Appointed Actuaries. Our international insurance subsidiaries receive similar actuarial oversight. Global Functions and GTO also provide direction and oversight to manage risk within their areas of expertise.

Insurance business units are responsible for the active management of insurance risk in partnership with GRM, other Global Functions groups and GTO.

Risk measurement

We measure insurance risks at regular intervals to ensure that our risk profile is appropriately monitored, reported, and aligned with business assumptions. These risk measurements are used for Economic Capital quantification, valuation of actuarial liabilities, and to meet statutory reporting requirements. This process is managed by GRM – Insurance through the use of models.

Models used for risk measurement are subject to a robust and systematic process of review and reporting in accordance with our Model Risk Policy. Key elements of the policy include maintaining appropriate model documentation, an approval process to ensure appropriate segregation of duties, independent and periodic model reviews, and clear accountability and oversight.

Risk control

Policies

Insurance risk policies articulate our strategies to identify, prioritize and manage insurance risk. GRM is responsible for insurance risk policies, which establish the expectations and parameters within which the insurance businesses operate, communicate our risk tolerance, and ensure accountability through clear roles and responsibilities.

Authorities and limits

Risk approval authorities and limits are established by the Board of Directors and delegated to management within the business units in order to guide insurance business activities. These delegated authorities and limits ensure our insurance portfolio is well diversified and within the risk appetite as approved by the Board of Directors.

Risk oversight and approval

GRM – Insurance provides independent oversight over our insurance business activities, including product development, product pricing, underwriting and claims management. GRM – Insurance also approves authority for activities that exceed business unit authorities and limits, and certain business activities, which are deemed to be of significant risk.

Risk mitigation

Our key elements for identifying, assessing and managing insurance risk include a risk-based approach for product development and pricing, effective guidelines and practices for underwriting, and claims management. Reinsurance, which involves transactions that transfer insurance risk to independent insurance companies, is also used to diversify our portfolio of insurance risks, limit loss exposure to large risks, and provide additional capacity for future growth.

Actuarial liabilities

Actuarial liabilities are estimates of the amounts required to meet obligations resulting from insurance contracts. Liabilities for estimated future policy benefits and expenses are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the requirements of OSFI and other relevant professional and regulatory bodies. Actuarial liabilities for life insurance contracts are calculated using the Canadian Asset Liability Method. These estimates and actuarial assumptions include explicit provisions for adverse deviations to ensure adequacy of liabilities and are validated through extensive internal and independent external reviews and audits.

Reporting

GRM – Insurance regularly provides independent evaluation and reporting on our insurance risk exposures to management at the business segment level and at the enterprise level. The reports analyze and communicate insurance risk information and contribute to the overall understanding of insurance risk. Reporting includes an assessment of risks facing the insurance business units, trends related to all claims and adequacy of actuarial liabilities. The reports also provide an assessment of the risk-return profile of insurance products and a view of future potential risks.

Environmental risk is the risk of loss to financial, operational or reputation value resulting from the impact of environmental issues. Environmental risk arises from our business activities and our operations. For example, the environmental issues associated with our clients' purchase and sale of contaminated property or development of large-scale projects may give rise to credit and reputation risk for us. Operational and legal risks may arise from environmental issues at our branches, offices or data processing centres.

We undertake independent and collaborative research to identify and better understand the material environmental risks we face. Some current and emerging issues include climate change, biodiversity, water and the rights of indigenous peoples, among others.

Responsibilities

Environmental risk management activities are overseen by the Corporate Environmental Affairs (CEA) Group with support from our business segments and Corporate Support groups. The CEA Group is responsible for developing and implementing the environmental risk management system, including identifying environmental risks in the organization; designing and supporting environmental risk policies, programs and initiatives; monitoring implementation; and leading communication and training. The CEA Group also provides advisory services and support to business and functional units on the management of specific environmental risks in business transactions.

Risk measurement

The magnitude of environmental risk associated with business activities is a function of several factors including the industry sector, the type and size of the transaction, the ability of the borrower to manage environmental matters, and whether real property is taken as collateral. Some environmental risks can be easily quantified while others are assessed on a qualitative basis. For example, in our lending activities, we quantify the potential cost of cleaning up environmental contamination of properties used as security for loans, and the cost to an obligor of making operational changes that may be required to meet environmental regulatory requirements or satisfy other obligations. We are also progressively able to quantify the potential cost of new environmental regulations, such as climate change regulation, to a particular sector or client. Other environmental risks are assessed on a qualitative basis; for example, the exposure of a particular industry to the physical effects of climate change or water scarcity.

In our operations, we quantify our cost of compliance with environmental regulations or applicable standards.

Risk control

We manage environmental risk by maintaining an environmental management system, including policy requirements, management and mitigation strategies, and reporting. Specifically, to manage environmental risk, we:

- Develop and maintain environmental polices, standards, procedures and guidelines
- Monitor relevant laws and regulations, as well as other requirements to which RBC adheres
- Maintain environmental programs and initiatives
- Establish roles and responsibilities for environmental management in the organization
- Train employees to identify and manage environmental risks
- Maintain an open dialogue with stakeholders, both internal and external to the organization
- Measure our performance and compare it to our objectives, which enables us to identify enhancement opportunities
- Periodically verify that our environmental risk management policies and processes are operating as intended.

Policies

We published our first environmental policy in 1991. The RBC Environmental Blueprint™, published in 2007, includes a revised corporate environmental policy, as well as details on environmental issues that are important to our stakeholders and us, and outlines our commitment to reducing our environmental footprint, responsible lending and investment, and the development of environmental products and services.

Our suite of environmental credit risk management policies enables us to proactively identify and manage environmental risks in our lending activities. These policies are regularly reviewed to ensure compliance with legal and operational requirements, and to take into account evolving business activities.

In addition to general policies for commercial and corporate lending, we have sector-specific and business-segment-specific policies and guidelines. For example, we have a separate Policy on Social and Environmental Review in our Project Finance business, which reflects our commitment to the Equator Principles (EPs). The EPs are voluntary guidelines that help financial institutions address the environmental and social risks associated with project finance.

Management and mitigation

In addition to adherence to policies, standards, procedures and guidelines, environmental risk is mitigated through transaction structuring and the use of insurance as well as other mechanisms. The CEA Group supports lenders, risk managers and clients in the management and mitigation of environmental risks in transactions by recommending strategies to treat, eliminate or transfer (via insurance) environmental risk.

Reporting

The Board of Directors and senior management committees are periodically provided with reports and analysis on risks associated with environmental issues, as appropriate. Loan losses resulting from environmental issues are tracked and reported to senior management.

We report on our implementation of the EPs annually in our Corporate Responsibility Report and Public Accountability Statement (CRR and PAS) and on rbc.com. The CRR and PAS also provides information about our environmental policies, lending, emerging issues, stakeholder engagement, and environmental performance and initiatives.

By their very nature, forward-looking statements, including those made in this document, require us to make assumptions and are subject to inherent risks and uncertainties which may cause our actual results to differ materially from our expectations expressed in such forward-looking statements. Factors that might cause our actual financial performance to vary from that described in our forward-looking statements include credit, market, operational, liquidity and funding risks, and other risks discussed in detail in the Risk management section. In addition, the following discussion sets forth other factors we believe could cause our actual results to differ materially from expected results.

Impact of the market environment
The impact from the continuing volatility in the financial markets and lack of liquidity in credit markets has led to unprecedented levels of market volatility. This market environment has led to the failure or significant weakening of a number of substantial financial institutions globally, causing widespread liquidation of assets and further constraining of credits markets. These asset sales, along with asset sales by other leveraged investors, including some hedge funds, have rapidly driven down prices and valuations across a wide variety of traded asset classes. Asset price deterioration has a negative effect on the valuation of many of the asset categories represented on our balance sheet, and reduces our ability to sell assets at prices we consider to be fair value.

Our ability to effectively manage our liquidity, our positions within global financial markets, our capital ratios, and our ability to implement effective risk management processes could have a material impact on our business, financial condition, earnings and share price. Writedowns on the value of our held-for-trading securities, or our available-for-sale securities following a determination that they are other-than-temporarily impaired, could further impact our earnings. As well, a protracted market decline could further reduce liquidity in the markets, making it more difficult to value financial instruments, as the most recent transaction price may not be indicative of fair value and we may have to rely on other valuation techniques based on market parameters if the market is deemed to be inactive; access the capital markets and sell assets; increased competition for funding could increase our funding costs; changes in market rates and prices may adversely affect the value of financial products; and our derivative and other transactions may expose us to unexpected risks and potential losses, any or all of which could impact our financial condition and earnings.

General business and economic conditions in Canada, the United States and other countries in which we conduct business
Interest rates, foreign exchange rates, the stability of various financial markets, consumer saving and spending habits as well as consumer borrowing and repayment patterns, business investment, government spending, the level of activity and volatility of the capital markets, inflation and terrorism each impact the business and economic environments in which we operate and, ultimately, the level of business activity we conduct and earnings we generate in a specific geographic region. For example, as a result of the market environment many countries are currently experiencing an economic downturn or recession. Either occurrence would result in high unemployment and lower family incomes, corporate earnings, business investment and consumer spending, any or all of which would adversely affect the demand for our loan and other products and services. In addition, our provision for credit losses would likely increase due to higher expected credit losses, the amount of which could be significant, resulting in lower earnings. Similarly, a further downturn in a particular equity or debt market could cause additional reductions in new issue and investor trading activity or assets under management and assets under administration, resulting in lower fee, commission and other revenue. Also, additional defaults by one or more large financial institutions in Canada, the United States or internationally could further adversely affect the financial markets generally and us specifically.

Changes in accounting standards and accounting policies and estimates
From time to time, the AcSB changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to anticipate and can materially impact how we record and report our financial condition and results of operations. In some instances, we may be required to retroactively apply a new or revised standard that results in our restating prior period financial statements.

The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they require management to make estimates, including estimates of provisions, allowances and valuations of financial instruments, or rely on assumptions about matters that are inherently uncertain. Such estimates and assumptions may require revisions, and changes to them may materially adversely affect our results of operations and financial condition. Significant accounting policies are described in Note 1 to our Consolidated Financial Statements.

As detailed in the Critical accounting policies and estimates section, we have identified eight accounting policies as being "critical" to the presentation of our financial condition and results of operations as: (i) they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and (ii) it is likely that materially different amounts could be reported using different assumptions and estimates.

In 2006, the AcSB announced its decision that all reporting issuers should adopt IFRS. We are required to adopt IFRS commencing November 1, 2011. The adoption of IFRS could impact (i) our current accounting policies, and (ii) our capital and capital ratios due to significant recognition and measurement differences between IFRS and current Canadian GAAP which could in turn materially impact our financial condition and results of operations

Currency rates
Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations in the movement of the average Canadian dollar relative to the average of those currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to the U.S. dollar due to our level of operations in the U.S., and other activities conducted in U.S. dollars. A strengthening or weakening of the average Canadian dollar compared to the average U.S. dollar could have a significant effect on our results of operations. For example, in the fourth quarter of 2008, the average Canadian dollar exchange rate depreciated considerably against the U.S. dollar, resulting in an increase in the translated value of our U.S. dollar net loss. A strengthening or weakening of the Canadian dollar spot rate compared to the U.S. dollar spot rate could also have a significant effect on our financial condition. For example, as at October 31, 2008, the Canadian dollar spot rate depreciated sharply against the U.S. dollar, resulting in an increase in the translated value of our U.S. dollar-denominated assets and liabilities, and a decrease in our Tier 1 capital ratio as a result of higher risk-adjusted assets and a higher goodwill capital deduction. We are also exposed to the British pound and the Euro due to our activities conducted internationally in these currencies. Appreciation or depreciation of the Canadian dollar relative to the British pound or Euro could reduce or increase, as applicable, the translated value of our British pound- or Euro-denominated revenue, expenses and earnings, and could also impact our financial condition.

Government fiscal monetary and other policies
Our businesses and earnings are affected by the fiscal, monetary or other policies that are adopted by the Bank of Canada and various other Canadian regulatory authorities, the Board of Governors of the Federal Reserve System in the United States and other U.S. government authorities, as well as those adopted by international regulatory authorities and agencies, in jurisdictions in which we operate. For example, the Bank of Canada reduced the overnight rate from 4.25% to 2.25% taking into consideration the global economic slowdown, weaker market conditions and declining commodity prices which reduced spreads on many of our products and in turn impacted our earnings. As well, such policies can adversely affect our clients and counterparties in Canada, the United States and internationally, which may increase the risk of default by such clients and counterparties.

Level of competition
The competition for clients among financial services companies in the consumer and business markets in which we operate is intense. Client loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of our products or services, our reputation and actions taken by our competitors. Benefits received by our U.S. and international competitors under laws and regulations enacted by their governments in response to the credit environment may also impact our ability to compete. For example, the benefits received by U.S. financial institutions under the *Emergency Economic Stabilization Act*, the Troubled Asset Relief Program (which has involved injections of capital into U.S. financial institutions) and the Temporary Liquidity Guarantee Program (which includes the temporary raising of the U.S. Federal Deposit Insurance Corporation's deposit insurance from US$100,000 to US$250,000) could result in our potential or existing customers deciding to deposit their money in a U.S. deposit-taking financial institution instead of with us. Other financial services companies, such as insurance companies and non-financial companies, are increasingly offering services traditionally provided by banks. Such competition could also reduce net interest income, fee revenue and adversely affect our earnings.

Changes in laws and regulations
Laws and regulations are in place to protect the financial and other interests of our clients, investors and the public interest. Changes to laws, including tax laws, regulations or regulatory policies, including changes to our capital management framework, as well as the changes in how they are interpreted, implemented or enforced, particularly due to the market environment, could adversely affect us, for example by lowering barriers to entry in the businesses in which we operate or increasing our costs of compliance. In addition, our failure to comply with applicable laws, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.

Judicial or regulatory judgments and legal proceedings
Although we take what we believe to be reasonable measures designed to ensure compliance with laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we always will be, or will be deemed to be, in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages, and other costs or injunctions or loss of licences or registrations that would damage our reputation and negatively impact on our earnings.

We are also subject to litigation arising in the ordinary course of our business. We operate in an increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be difficult to estimate. The adverse resolution of any litigation could have a material adverse effect on our results or could give rise to significant reputational damage, which could impact our future business prospects.

Accuracy and completeness of information on clients and counterparties
When deciding to extend credit or enter into other transactions with clients and counterparties, we may rely on information provided by or on behalf of clients and counterparties, including audited financial statements and other financial information. We also may rely on representations of clients and counterparties as to the completeness and accuracy of that information. Our financial results could be adversely impacted if the financial statements and other financial information relating to clients and counterparties on which we rely do not comply with GAAP or are materially misleading.

Execution of our strategy
Our ability to execute on our objectives and strategic goals will influence our financial performance. If we are unable to successfully implement selected strategies or related plans and decisions, if we make inappropriate strategic choices or if we make a change to our strategic goals, our financial results could be adversely affected.

Acquisitions and joint ventures
Although we regularly explore opportunities for strategic acquisitions of, or joint ventures with, companies in our lines of business, there is no assurance that we will receive required regulatory or shareholder approvals or be able to complete acquisitions or joint ventures on terms and conditions that satisfy our investment criteria. There is also no assurance we will achieve our financial or strategic objectives or anticipated cost savings following acquisitions or forming joint ventures. Our performance is contingent on successful integration of acquisitions and joint ventures, and on retaining the clients and key employees of acquired companies and joint ventures, and there is no assurance that we will always succeed in doing so.

Changes to our credit ratings
There can be no assurance that our credit ratings and rating outlooks from rating agencies such as Moody's, S&P, Fitch Ratings or DBRS will not be lowered or that these ratings agencies will not issue adverse commentaries about us, potentially resulting in higher financing costs and reduced access to capital markets. A lowering of our credit ratings may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts.

Development and integration of our distribution networks
Although we regularly explore opportunities to expand our distribution networks, either through acquisitions or organically by adding, for example, new bank branches, insurance offices, online savings accounts and ATMs in high-growth, receptive markets in Canada, the United States and internationally, if we are not able to develop or integrate these distribution networks effectively, our results of operations and financial condition may be negatively affected.

Other factors

Other factors that may affect actual results include the possibility that the financial system as a whole may not withstand the effects of a crisis resulting from extraordinary economic, political, social or financial circumstances, changes in government trade policy, the timely and successful development of new products and services, our ability to cross-sell more products to customers, technological changes and our reliance on third parties to provide components of our business infrastructure, the failure of third parties to comply with their obligations to us and our affiliates as such obligations relate to the handling of personal information, fraud by internal or external parties, the possible impact on our business from disease or illness that affects local, national or global economies, disruptions to public infrastructure, including transportation, communication, power and water, international conflicts and other political developments including those relating to the war on terrorism, and our success in anticipating and managing the associated risks.

We caution that the foregoing discussion of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other industry- and bank-specific factors that may adversely affect our future results and the market valuation placed on our common shares. Unless required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional financial information

Net interest income on average assets and liabilities from continuing operations (1)

(C$ millions, except percentage amounts)	Average balances (2) 2008	2007	2006	Interest (3) 2008	2007	2006	Average rate 2008	2007	2006
Assets									
Deposits with other banks									
Canada	$ 1,837	$ 1,570	$ 1,218	$ 45	$ 43	$ 41	2.45%	2.74%	3.37%
United States	4,168	2,904	1,856	137	176	155	3.29	6.06	8.35
Other International	7,802	5,436	4,913	316	319	284	4.05	5.87	5.78
	13,807	9,910	7,987	498	538	480	3.61	5.43	6.01
Securities									
Trading	149,098	162,828	134,166	5,519	6,621	5,056	3.70	4.07	3.77
Available-for-sale (4)	39,626	31,516	–	1,455	1,044	–	3.67	3.31	–
Investments (4)	–	–	38,792	–	–	1,133	–	–	2.92
	188,724	194,344	172,958	6,974	7,665	6,189	3.70	3.94	3.58
Assets purchased under reverse repurchase agreements and securities borrowed	68,356	71,759	55,615	2,889	3,620	2,827	4.23	5.04	5.08
Loans (5)									
Canada									
Retail	170,300	152,588	135,852	8,889	9,376	8,157	5.22	6.14	6.00
Wholesale	38,558	31,541	31,539	994	1,047	1,264	2.58	3.32	4.01
	208,858	184,129	167,391	9,883	10,423	9,421	4.73	5.66	5.63
United States	35,096	25,718	21,871	2,161	2,240	2,110	6.16	8.71	9.65
Other International	15,623	13,388	8,286	2,939	2,061	1,177	18.81	15.39	14.20
	259,577	223,235	197,548	14,983	14,724	12,708	5.77	6.60	6.43
Total interest-earning assets	530,464	499,248	434,108	25,344	26,547	22,204	4.78	5.32	5.11
Non-interest-bearing deposits with other banks	3,702	2,137	2,806	–	–	–	–	–	–
Customers' liability under acceptances	11,274	10,270	8,748	–	–	–	–	–	–
Other assets	104,860	69,345	56,438	–	–	–	–	–	–
Total assets	$ 650,300	$ 581,000	$ 502,100	$ 25,344	$ 26,547	$ 22,204	3.90%	4.57%	4.42%
Liabilities and shareholders' equity									
Deposits (6)									
Canada	$ 174,441	$ 166,983	$ 167,015	$ 4,423	$ 5,669	$ 5,024	2.54%	3.39%	3.01%
United States	56,329	53,817	47,913	1,758	2,563	2,018	3.12	4.76	4.21
Other International	163,487	121,924	91,334	5,977	5,538	3,666	3.66	4.54	4.01
	394,257	342,724	306,262	12,158	13,770	10,708	3.08	4.02	3.50
Obligations related to securities sold short	45,367	46,654	38,630	1,525	1,997	2,071	3.36	4.28	5.36
Obligations related to assets sold under repurchase agreements and securities loaned	36,558	42,503	32,786	1,613	2,364	1,882	4.41	5.56	5.74
Subordinated debentures	7,183	6,704	8,013	354	338	419	4.93	5.04	5.23
Other interest-bearing liabilities	3,962	3,569	2,759	334	376	328	8.43	10.54	11.89
Total interest-bearing liabilities	487,327	442,154	388,450	15,984	18,845	15,408	3.28	4.26	3.97
Non-interest-bearing deposits	16,784	25,752	17,037	–	–	–	–	–	–
Acceptances	11,274	10,270	8,882	–	–	–	–	–	–
Other liabilities	108,116	79,087	66,755	–	–	–	–	–	–
Total liabilities	$ 623,501	$ 557,263	$ 481,124	$ 15,984	$ 18,845	$ 15,408	2.56%	3.38%	3.20%
Shareholders' equity									
Preferred	1,795	1,553	1,022	–	–	–	–	–	–
Common	25,004	22,184	19,954	–	–	–	–	–	–
Total liabilities and shareholders' equity	$ 650,300	$ 581,000	$ 502,100	$ 15,984	$ 18,845	$ 15,408	2.46%	3.24%	3.07%
Net interest income and margin	$ 650,300	$ 581,000	$ 502,100	$ 9,360	$ 7,702	$ 6,796	1.44%	1.33%	1.35%
Net interest income and margin (average earning assets)									
Canada	$ 308,574	$ 280,385	$ 257,319	$ 6,929	$ 6,402	$ 6,045	2.25%	2.28%	2.35%
United States	108,733	106,044	90,684	1,132	412	108	1.04	.39	.12
Other International	113,157	112,819	86,105	1,299	888	643	1.15	.79	.75
Total	$ 530,464	$ 499,248	$ 434,108	$ 9,360	$ 7,702	$ 6,796	1.76%	1.54%	1.57%

(1) Geographic classification for selected assets and liabilities is based on the domicile of the booking point of the subject assets and liabilities.
(2) Calculated using methods intended to approximate the average of the daily balances for the period.
(3) Interest income includes loan fees of $339 million (2007 – $331 million; 2006 – $348 million).
(4) AFS securities are carried at fair value. Prior to November 1, 2006, AFS securities were classified as investment securities and were carried at amortized cost.
(5) Average balances include impaired loans.
(6) Deposits include savings deposits with average balances of $48 billion (2007 – $46 billion; 2006 – $46 billion), interest expense of $.5 billion (2007 – $.4 billion; 2006 – $.4 billion) and average rates of 1.0% (2007 – .9%; 2006 – .8%). Deposits also include term deposits with average balances of $227 billion (2007 – $240 billion; 2006 – $206 billion), interest expense of $8.0 billion (2007 – $10.7 billion; 2006 – $8.3 billion) and average rates of 3.50% (2007 – 4.43%; 2006 – 4.02%).

Loans and acceptances by geography (1) Table 83

As at October 31 (C$ millions)	2008	2007	2006	2005	2004
Canada					
Residential mortgages (2)	$ 117,690	$ 107,453	$ 94,272	$ 88,808	$ 80,168
Personal	48,780	42,506	37,946	33,986	30,415
Credit cards	8,538	8,142	6,966	6,024	6,298
Small business (3)	2,804	2,652	2,318	1,951	1,928
Retail	177,812	160,753	141,502	130,769	118,809
Business (4)	53,775	51,237	44,353	42,383	35,214
Sovereign (5)	1,544	585	553	521	535
Bank (6)	978	521	160	74	106
Wholesale	56,297	52,343	45,066	42,978	35,855
	234,109	213,096	186,568	173,747	154,664
United States					
Retail	12,931	6,804	7,652	7,741	7,010
Wholesale	30,943	18,548	13,847	12,317	11,698
	43,874	25,352	21,499	20,058	18,708
Other International					
Retail	4,712	1,905	1,896	1,729	1,411
Wholesale	20,345	10,862	9,084	3,454	3,961
	25,057	12,767	10,980	5,183	5,372
Total loans and acceptances	$ 303,040	$ 251,215	$ 219,047	$ 198,988	$ 178,744
Total allowance for loan losses	$ (2,215)	$ (1,493)	$ (1,409)	$ (1,498)	$ (1,644)
Total loans and acceptances, net of allowance for loan losses	$ 300,825	$ 249,722	$ 217,638	$ 197,490	$ 177,100

(1) Geographic information is based on residence of borrower.
(2) Includes certain synthetic mortgage securitizations in 2005, 2006, 2007 and 2008.
(3) Includes small business exposure managed on a pooled basis.
(4) Includes small business exposure managed on an individual client basis.
(5) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6) Bank refers primarily to regulated deposit-taking institutions and securities firms.

Loans and acceptances by portfolio and sector Table 84

As at October 31 (C$ millions)	2008	2007	2006	2005	2004
Residential mortgages (1)	$ 122,991	$ 109,745	$ 96,675	$ 91,043	$ 81,998
Personal	60,727	48,743	44,902	41,045	36,848
Credit cards	8,933	8,322	7,155	6,200	6,456
Small business (2)	2,804	2,652	2,318	1,951	1,928
Retail	$ 195,455	$ 169,462	$ 151,050	$ 140,239	$ 127,230
Business (3)					
Agriculture	5,305	5,367	5,435	5,238	4,992
Automotive	3,999	3,285	2,958	2,545	2,370
Consumer goods	7,389	5,206	4,553	4,437	4,566
Energy	8,146	7,632	6,010	5,628	3,462
Non-bank financial services	8,788	6,959	4,459	1,892	935
Forest products	1,152	1,349	1,126	1,210	1,150
Industrial products	5,033	4,119	3,659	3,157	2,827
Mining and metals	3,947	2,301	1,072	543	511
Real estate and related	22,978	19,187	16,145	13,730	12,224
Technology and media	3,206	2,423	2,326	2,244	2,135
Transportation and environment	4,239	2,656	2,400	1,900	2,555
Other (4)	25,623	17,583	15,586	14,772	12,319
Sovereign (5)	2,496	932	887	550	800
Bank (6)	5,284	2,754	1,381	903	668
Wholesale	$ 107,585	$ 81,753	$ 67,997	$ 58,749	$ 51,514
Total loans and acceptances (7)	$ 303,040	$ 251,215	$ 219,047	$ 198,988	$ 178,744
Total allowance for loan losses	$ (2,215)	$ (1,493)	$ (1,409)	$ (1,498)	$ (1,644)
Total loans and acceptances, net of allowance for loan losses	$ 300,825	$ 249,722	$ 217,638	$ 197,490	$ 177,100

(1) Includes certain synthetic mortgage securitizations in 2005, 2006, 2007 and 2008.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an individual client basis.
(4) Other in 2008 related to other services, $10.9 billion; financing products, $4.9 billion, holding and investments, $4.6 billion, health $2.5 billion and other $2.7 billion.
(5) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7) Total loans and acceptances does not reflect the impact of credit risk mitigation. Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.

Impaired loans by portfolio and geography (1)

Table 85

As at October 31 (C$ millions, except percentage amounts)	2008	2007	2006	2005	2004
Residential mortgages	$ 340	$ 180	$ 165	$ 146	$ 156
Personal	348	189	205	183	204
Small business (2)	40	19	13	11	8
Retail	$ 728	$ 388	$ 383	$ 340	$ 368
Business (3)					
Agriculture	$ 95	$ 65	$ 45	$ 48	$ 89
Automotive	20	5	8	4	8
Consumer goods	57	83	85	73	59
Energy	80	3	6	47	162
Non-bank financial services	25	14	15	15	14
Forest products	25	29	12	16	163
Industrial products	194	29	17	12	60
Mining and metals	7	4	5	4	10
Real estate and related	1,137	353	74	58	76
Technology and media	45	10	49	52	89
Transportation and environment	10	19	19	14	19
Other (4)	500	116	108	75	116
Sovereign (5)	–	–	–	–	–
Bank (6)	–	–	–	–	–
Wholesale	$ 2,195	$ 730	$ 443	$ 418	$ 865
Total impaired loans (7)	$ 2,923	$ 1,118	$ 826	$ 758	$ 1,233
Canada					
Residential mortgages	$ 238	$ 149	$ 127	$ 106	$ 96
Personal	150	152	183	161	178
Small business (2)	40	19	13	11	8
Retail	$ 428	$ 320	$ 323	$ 278	$ 282
Business (3)					
Agriculture	$ 95	$ 64	$ 45	$ 44	$ 75
Automotive	17	4	5	2	4
Consumer goods	43	81	73	69	48
Energy	5	1	4	1	1
Non-bank financial services	3	3	2	2	–
Forest products	22	28	11	16	163
Industrial products	174	28	14	11	56
Mining and metals	6	4	5	4	8
Real estate and related	50	53	26	33	37
Technology and media	10	10	9	6	16
Transportation and environment	10	19	6	7	16
Other	94	82	66	30	77
Sovereign (5)	–	–	–	–	–
Bank (6)	–	–	–	–	–
Wholesale	$ 529	$ 377	$ 266	$ 225	$ 501
United States					
Residential mortgages	$ 52	$ 6	$ 8	$ 8	$ 33
Personal	81	–	–	–	11
Retail	$ 133	$ 27	$ 15	$ 16	$ 44
Business (3)					
Agriculture	$ –	$ 1	$ –	$ 4	$ –
Automotive	3	1	3	2	4
Consumer goods	14	2	12	4	11
Energy	73	–	–	43	141
Non-bank financial services	8	–	–	–	–
Forest products	3	1	1	–	–
Industrial products	20	1	3	1	4
Mining and metals	1	–	–	–	–
Real estate and related	1,087	300	48	25	39
Technology and media	35	–	40	46	73
Transportation and environment	–	–	13	7	3
Other	282	16	23	25	31
Sovereign (5)	–	–	–	–	–
Bank (6)	–	–	–	–	–
Wholesale	$ 1,526	$ 322	$ 143	$ 157	$ 306
	$ 1,659	$ 349	$ 158	$ 173	$ 350
Other International					
Retail	$ 167	$ 41	$ 45	$ 46	$ 42
Wholesale	140	31	34	36	58
	$ 307	$ 72	$ 79	$ 82	$ 100
Total impaired loans	$ 2,923	$ 1,118	$ 826	$ 758	$ 1,233
Specific allowance for loan losses	(767)	(351)	(263)	(282)	(487)
Net impaired loans	$ 2,156	$ 767	$ 563	$ 476	$ 746
Gross impaired loans as a % of loans and acceptances					
Residential mortgages	.28%	.16%	.17%	.16%	.19%
Personal	.57%	.39%	.46%	.45%	.55%
Small business (2)	1.43%	.72%	.56%	.56%	.41%
Retail	.37%	.23%	.25%	.24%	.29%
Wholesale	2.04%	.89%	.65%	.71%	1.73%
Total	.96%	.45%	.38%	.38%	.70%
Specific allowance for loan losses as a % of gross impaired loans	26.24%	31.40%	31.84%	37.20%	38.68%

(1) Geographic information is based on residence of borrower.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an individual client basis.
(4) Other in 2008 is related to other, $135 million; financing products, $203 million; other services, $124 million; holding and investments, $22 million; and health, $16 million.
(5) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7) Past due loans greater than 90 days not included in impaired loans were $479 million in 2008 (2007 – $280 million; 2006 – $305 million; 2005 – $304 million; 2004 – $219 million).

Provision for (recovery of) credit losses by portfolio and geography (1) — Table 86

(C$ millions, except percentage amounts)	2008	2007	2006	2005	2004
Residential mortgages	$ 16	$ 5	$ 6	$ 2	$ 7
Personal	445	364	306	259	222
Credit cards	270	223	163	194	167
Small business (2)	46	34	29	27	27
Retail	$ 777	$ 626	$ 504	$ 482	$ 423
Business (3)					
Agriculture	$ 5	$ 2	$ (1)	$ (12)	$ 7
Automotive	10	2	4	–	2
Consumer goods	19	27	7	24	(11)
Energy	21	(7)	(53)	(20)	50
Non-bank financial services	–	–	4	10	–
Forest products	2	10	2	(52)	7
Industrial products	95	10	4	(7)	13
Mining and metals	2	1	–	(1)	(3)
Real estate and related	345	78	1	(11)	(1)
Technology and media	21	(2)	(5)	(6)	2
Transportation and environment	3	7	1	8	(32)
Other (4)	130	28	14	(26)	64
Sovereign (5)	–	–	–	–	–
Bank (6)	–	–	–	–	–
Wholesale	$ 653	$ 156	$ (22)	$ (93)	$ 98
Total specific provision	$ 1,430	$ 782	$ 482	$ 389	$ 521
Canada					
Residential mortgages	$ 8	$ 5	$ 6	$ 1	$ 6
Personal	352	334	296	247	212
Credit cards	266	220	161	192	165
Small business (2)	46	34	29	27	27
Retail	$ 672	$ 593	$ 492	$ 467	$ 410
Business (3)					
Agriculture	$ 5	$ 2	$ (1)	$ (12)	$ 6
Automotive	10	2	4	–	1
Consumer goods	13	26	6	25	(12)
Energy	(3)	(4)	(10)	1	–
Non-bank financial services	–	–	–	10	–
Forest products	2	10	1	(52)	7
Industrial products	78	10	4	(5)	12
Mining and metals	1	1	–	–	1
Real estate and related	12	15	2	(1)	(4)
Technology and media	4	4	1	(3)	7
Transportation and environment	3	8	2	10	(30)
Other	27	28	6	(5)	15
Sovereign (5)	–	–	–	–	–
Bank (6)	–	–	–	–	–
Wholesale	$ 152	$ 102	$ 15	$ (32)	$ 3
	$ 824	$ 695	$ 507	$ 435	$ 413
United States					
Residential mortgages	$ 6	$ 1	$ –	$ 1	$ 1
Personal	74	22	10	12	9
Credit cards	4	3	2	2	3
Small business (2)	–	–	–	–	–
Retail	$ 84	$ 26	$ 12	$ 15	$ 13
Business (3)					
Automotive	$ –	$ –	$ –	$ –	$ 1
Consumer goods	6	1	1	(1)	1
Energy	24	(3)	(43)	(20)	63
Non-bank financial services	–	–	4	–	–
Forest products	–	–	1	–	–
Industrial products	17	–	–	(2)	1
Mining and metals	1	–	–	–	–
Real estate and related	333	63	–	(10)	3
Technology and media	17	(6)	(6)	(3)	(9)
Transportation and environment	–	–	(1)	(2)	(1)
Other	96	3	6	(22)	47
Sovereign (5)	–	–	–	–	–
Bank (6)	–	–	–	–	–
Wholesale	$ 494	$ 58	$ (38)	$ (60)	$ 106
	$ 578	$ 84	$ (26)	$ (45)	$ 119
Other International					
Retail	$ 21	$ 7	$ –	$ –	$ –
Wholesale	7	(4)	1	(1)	(11)
	$ 28	$ 3	$ 1	$ (1)	$ (11)
Total specific provision	$ 1,430	$ 782	$ 482	$ 389	$ 521
Total general provision	$ 165	$ 9	$ (53)	$ 66	$ (175)
Total provision for credit losses	$ 1,595	$ 791	$ 429	$ 455	$ 346
Specific provision as a % of average net loans and acceptances	.53%	.33%	.23%	.21%	.30%

(1) Geographic information is based on residence of borrower.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an individual client basis.
(4) Other in 2008 is related to financing products, $61 million; other services, $39 million; health, $9 million; holdings and investments, $8 million; and other, $13 million.
(5) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6) Bank refers primarily to regulated deposit-taking institutions and securities firms.

Allowance for credit losses by portfolio and geography (1)

Table 87

(C$ millions, except percentage amounts)	2008	2007	2006	2005	2004
Allowance at beginning of year	$ 1,572	$ 1,486	$ 1,568	$ 1,714	$ 2,164
Provision for credit losses	1,595	791	429	455	346
Write-offs by portfolio					
Residential mortgages	(9)	(5)	(5)	(5)	(7)
Personal	(504)	(446)	(379)	(353)	(332)
Credit cards	(319)	(268)	(204)	(237)	(207)
Small business (2)	(44)	(42)	(36)	(34)	(44)
Retail	$ (876)	$ (761)	$ (624)	$ (629)	$ (590)
Business (3)	$ (435)	$ (107)	$ (89)	$ (141)	$ (411)
Sovereign (4)	–	–	–	–	–
Bank (5)	–	–	–	–	–
Wholesale	$ (435)	$ (107)	$ (89)	$ (141)	$ (411)
Less developed countries exposures	$ –	$ –	$ –	$ –	$ –
Total write-offs by portfolio	$ (1,311)	$ (868)	$ (713)	$ (770)	$ (1,001)
Recoveries by portfolio					
Residential mortgages	$ 1	$ 1	$ –	$ –	$ –
Personal	76	75	64	69	68
Credit cards	49	46	41	43	39
Small business (2)	7	7	7	9	11
Retail	$ 133	$ 129	$ 112	$ 121	$ 118
Business (3)	$ 29	$ 41	$ 93	$ 53	$ 98
Sovereign (4)	–	–	–	–	–
Bank (5)	–	–	–	–	–
Wholesale	$ 29	$ 41	$ 93	$ 53	$ 98
Total recoveries by portfolio	$ 162	$ 170	$ 205	$ 174	$ 216
Net write-offs	$ (1,149)	$ (698)	$ (508)	$ (596)	$ (785)
Adjustments (6)	281	(7)	(3)	(5)	(11)
Total allowance for credit losses at end of year	$ 2,299	$ 1,572	$ 1,486	$ 1,568	$ 1,714
Specific allowance for loan losses					
Canada					
Residential mortgages	$ 23	$ 13	$ 11	$ 9	$ 11
Personal	79	79	88	101	108
Small business (2)	17	9	9	8	6
Retail	$ 119	$ 101	$ 108	$ 118	$ 125
Business (3)					
Agriculture	$ 13	$ 9	$ 8	$ 14	$ 27
Automotive	5	2	3	1	2
Consumer goods	12	45	32	31	14
Energy	2	–	2	5	–
Non-bank financial services	9	9	10	10	–
Forest products	4	10	2	6	63
Industrial products	49	9	8	7	24
Mining and metals	1	1	1	–	3
Real estate and related	9	18	10	15	14
Technology and media	6	5	5	3	6
Transportation and environment	5	7	7	4	13
Other	23	38	24	16	36
Sovereign (4)	–	–	–	–	–
Bank (5)	–	–	–	–	–
Wholesale	$ 138	$ 153	$ 112	$ 112	$ 202
	$ 257	$ 254	$ 220	$ 230	$ 327
United States					
Residential mortgages	$ 5	$ 1	$ 1	$ 1	$ 2
Personal	16	5	2	2	3
Small business (2)	–	–	–	–	–
Retail	$ 21	$ 6	$ 3	$ 3	$ 5
Business (3)					
Agriculture	$ –	$ –	$ 1	$ 1	$ –
Automotive	–	–	2	2	2
Consumer goods	6	–	3	3	4
Energy	27	–	–	1	48
Non-bank financial services	–	–	1	–	–
Forest products	–	–	–	–	–
Industrial products	8	–	–	–	3
Mining and metals	1	–	–	–	–
Real estate and related	241	56	1	1	14
Technology and media	13	–	–	5	8
Transportation and environment	–	–	–	1	2
Other	79	6	4	4	37
Sovereign (4)	–	–	–	–	–
Bank (5)	–	–	–	–	–
Wholesale	$ 375	$ 62	$ 12	$ 18	$ 118
	$ 396	$ 68	$ 15	$ 21	$ 123
Other International					
Retail	$ 68	$ 13	$ 12	$ 12	$ 14
Wholesale	46	16	16	19	23
	$ 114	$ 29	$ 28	$ 31	$ 37
Total specific allowance for loan losses	$ 767	$ 351	$ 263	$ 282	$ 487
General allowance					
Residential mortgages	$ 20	$ 16	$ 19	$ 19	$ 14
Personal	461	349	365	343	334
Credit cards	270	193	195	195	191
Small business (2)	47	37	37	37	37
Retail	$ 798	$ 595	$ 616	$ 594	$ 576
Wholesale	$ 650	$ 370	$ 349	$ 425	$ 374
General allowance for off-balance sheet items and other items	$ 84	$ 256	$ 258	$ 267	$ 277
Total general allowance	$ 1,532	$ 1,221	$ 1,223	$ 1,286	$ 1,227
Total allowance for credit losses	$ 2,299	$ 1,572	$ 1,486	$ 1,568	$ 1,714
Key ratios					
Allowance for credit losses as a % of loans and acceptances	.76%	.63%	.68%	.79%	.97%
Net write-offs as a % of average net loans and acceptances	.42%	.30%	.25%	.32%	.46%

(1) Geographic information is based on residence of borrower.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an individual client basis.
(4) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(6) Other adjustments include primarily foreign exchange translations on non-Canadian dollar-denominated allowance for credit losses and acquisition adjustments for RBTT $25 million in 2008; ANB $50 million in 2008; Flag Bank $21 million in 2007; and Provident Financial Group Inc. $6 million in 2004.

Credit quality information by Canadian province (1) — Table 88

(C$ millions)	2008	2007	2006	2005	2004
Loans and acceptances					
Atlantic provinces (2)	$ 11,446	$ 11,556	$ 10,256	$ 10,255	$ 9,598
Quebec	32,908	35,168	32,723	26,646	23,670
Ontario	105,410	90,242	81,968	78,283	70,896
Prairie provinces (3)	43,884	40,956	32,598	31,190	26,701
B.C. and territories (4)	40,461	35,174	29,023	27,373	23,799
Total loans and acceptances in Canada	$ 234,109	$ 213,096	$ 186,568	$ 173,747	$ 154,664
Gross impaired loans					
Atlantic provinces (2)	$ 66	$ 53	$ 53	$ 47	$ 60
Quebec	122	118	68	44	131
Ontario	504	322	286	269	254
Prairie provinces (3)	158	112	107	78	93
B.C. and territories (4)	107	92	75	65	245
Total gross impaired loans in Canada	$ 957	$ 697	$ 589	$ 503	$ 783
Specific provision					
Atlantic provinces (2)	$ 43	$ 40	$ 33	$ 30	$ 34
Quebec	63	66	47	7	(1)
Ontario	610	490	344	368	318
Prairie provinces (3)	60	51	38	44	31
B.C. and territories (4)	48	48	45	(14)	31
Total specific provision for credit losses in Canada	$ 824	$ 695	$ 507	$ 435	$ 413

(1) Based on residence of borrower.
(2) Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.
(3) Comprises Manitoba, Saskatchewan and Alberta.
(4) Comprises British Columbia, Nunavut, Northwest Territories and Yukon.

Small business loans and acceptances in Canada by sector (1) — Table 89

As at October 31 (C$ millions)	2008	2007	2006	2005	2004
Agriculture	$ 261	$ 271	$ 248	$ 715	$ 519
Automotive	636	650	601	490	463
Consumer goods	2,234	2,350	2,043	1,728	1,764
Energy	384	370	284	182	150
Non-bank financial services	84	88	73	78	51
Forest products	346	351	366	311	276
Industrial products	1,672	1,543	1,377	1,057	999
Mining and metals	100	98	88	57	62
Real estate and related	3,052	2,822	2,565	1,982	1,821
Technology and media	316	314	300	243	232
Transportation and environment	940	901	774	549	502
Other (2)	4,687	4,488	4,098	3,365	3,298
Total small business loans	$ 14,712	$ 14,246	$ 12,817	$ 10,757	$ 10,137

(1) Includes small business exposure managed on a pooled and individual client basis.
(2) Other sector in 2008 related primarily to other services – $2,977 million, health – $1,108 million, holding and investment – $473 million and financing products – $79 million.

Financial Statements

Reports

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Royal Bank of Canada (RBC) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (GAAP) pursuant to Subsection 308 of the *Bank Act* (Canada), which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian GAAP. Financial information appearing throughout our Management's Discussion and Analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the Consolidated Financial Statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of our operations.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of independent directors. This Committee reviews our Consolidated Financial Statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. Our Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

The Office of the Superintendent of Financial Institutions Canada (OSFI) examines and inquires into the business and affairs of RBC as deemed necessary to determine whether the provisions of the *Bank Act* are being complied with, and that RBC is in sound financial condition. In carrying out its mandate, OSFI strives to protect the rights and interests of depositors and creditors of RBC.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of RBC upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Financial Officer

Toronto, December 4, 2008

Report of Independent Registered Chartered Accountants

To the Shareholders of Royal Bank of Canada

We have audited the consolidated balance sheets of Royal Bank of Canada (the "Bank") as at October 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended October 31, 2008. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of October 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 4, 2008 expressed an unqualified opinion on the Bank's internal control over financial reporting.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 4, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Bank's financial statements, such as the changes described in Notes 1, 2, 3, 7, and 31 to the consolidated financial statements. Our report to the shareholders dated December 4, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 4, 2008

Management of Royal Bank of Canada (RBC) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions related to and dispositions of RBC's assets
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and RBC receipts and expenditures are made only in accordance with authorizations of management and RBC's directors
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of RBC assets that could have a material effect on RBC's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of RBC's internal control over financial reporting as of October 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that, as of October 31, 2008, RBC's internal control over financial reporting is effective based on the criteria established in the Internal Control – Integrated Framework. Also, management determined that there were no material weaknesses in RBC's internal control over financial reporting as of October 31, 2008.

RBC's internal control over financial reporting as of October 31, 2008 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited RBC's Consolidated Financial Statements for the year ended October 31, 2008, as stated in the Report of Independent Registered Chartered Accountants, which report expressed an unqualified opinion on the effectiveness of RBC's internal control over financial reporting.

Gordon M. Nixon
President and Chief Executive Officer

Janice R. Fukakusa
Chief Financial Officer

Toronto, December 4, 2008

Report of Independent Registered Chartered Accountants

To the Shareholders of Royal Bank of Canada

We have audited the internal control over financial reporting of Royal Bank of Canada (the "Bank") as of October 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended October 31, 2008 of the Bank and our report dated December 4, 2008 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 4, 2008

Consolidated Balance Sheets

As at October 31 (C$ millions)	2008	2007
Assets		
Cash and due from banks	$ 11,086	$ 4,226
Interest-bearing deposits with banks	20,041	11,881
Securities (Note 3)		
Trading	122,508	147,485
Available-for-sale	48,626	30,770
	171,134	178,255
Assets purchased under reverse repurchase agreements and securities borrowed	44,818	64,313
Loans (Notes 4 and 5)		
Retail	195,455	169,462
Wholesale	96,300	69,967
	291,755	239,429
Allowance for loan losses	(2,215)	(1,493)
	289,540	237,936
Other		
Customers' liability under acceptances	11,285	11,786
Derivatives (Note 7)	136,134	66,585
Premises and equipment, net (Note 8)	3,260	2,131
Goodwill (Note 10)	9,977	4,752
Other intangibles (Note 10)	1,253	628
Other assets (Note 12)	25,331	17,853
	187,240	103,735
	$ 723,859	$ 600,346
Liabilities and shareholders' equity		
Deposits (Note 13)		
Personal	$ 139,036	$ 116,557
Business and government	269,994	219,886
Bank	29,545	28,762
	438,575	365,205
Other		
Acceptances	11,285	11,786
Obligations related to securities sold short	27,507	44,689
Obligations related to assets sold under repurchase agreements and securities loaned	32,053	37,033
Derivatives (Note 7)	128,705	72,010
Insurance claims and policy benefit liabilities (Note 14)	7,385	7,283
Other liabilities (Note 15)	35,689	28,483
	242,624	201,284
Subordinated debentures (Note 16)	8,131	6,235
Trust capital securities (Note 17)	1,400	1,400
Preferred share liabilities (Note 18)	–	300
Non-controlling interest in subsidiaries (Note 19)	2,371	1,483
Shareholders' equity (Note 18)		
Preferred shares	2,663	2,050
Common shares (shares issued – 1,341,260,229 and 1,276,260,033)	10,384	7,300
Contributed surplus	242	235
Treasury shares – preferred (shares held – 259,700 and 248,800)	(5)	(6)
– common (shares held – 2,258,047 and 2,444,320)	(104)	(101)
Retained earnings	19,936	18,167
Accumulated other comprehensive income (loss)	(2,358)	(3,206)
	30,758	24,439
	$ 723,859	$ 600,346

Gordon M. Nixon
President and Chief Executive Officer

Victor L. Young
Director

Consolidated Statements of Income

For the year ended October 31 (C$ millions)	2008	2007	2006
Interest income			
Loans	$ 14,983	$ 14,724	$ 12,708
Securities	6,974	7,665	6,189
Assets purchased under reverse repurchase agreements and securities borrowed	2,889	3,620	2,827
Deposits with banks	498	538	480
	25,344	26,547	22,204
Interest expense			
Deposits	12,158	13,770	10,708
Other liabilities	3,472	4,737	4,281
Subordinated debentures	354	338	419
	15,984	18,845	15,408
Net interest income	9,360	7,702	6,796
Non-interest income			
Insurance premiums, investment and fee income	2,609	3,152	3,348
Trading revenue	(408)	1,999	2,574
Investment management and custodial fees	1,759	1,579	1,301
Mutual fund revenue	1,561	1,473	1,242
Securities brokerage commissions	1,377	1,353	1,243
Service charges	1,367	1,303	1,216
Underwriting and other advisory fees	875	1,217	1,024
Foreign exchange revenue, other than trading	646	533	438
Card service revenue	648	491	496
Credit fees	415	293	241
Securitization revenue (Note 5)	461	261	257
Net (loss) gain on available-for-sale securities (Note 3)	(617)	63	–
Net gain on investment securities	–	–	88
Other	1,529	1,043	373
Non-interest income	12,222	14,760	13,841
Total revenue	21,582	22,462	20,637
Provision for credit losses (Note 4)	1,595	791	429
Insurance policyholder benefits, claims and acquisition expense	1,631	2,173	2,509
Non-interest expense			
Human resources (Notes 20 and 21)	7,779	7,860	7,268
Equipment	1,155	1,009	957
Occupancy	926	839	792
Communications	749	723	687
Professional fees	562	530	546
Outsourced item processing	341	308	298
Amortization of other intangibles (Note 10)	135	96	76
Other	704	1,108	871
	12,351	12,473	11,495
Income from continuing operations before income taxes	6,005	7,025	6,204
Income taxes (Note 23)	1,369	1,392	1,403
Net income before non-controlling interest	4,636	5,633	4,801
Non-controlling interest in net income of subsidiaries	81	141	44
Net income from continuing operations	4,555	5,492	4,757
Net loss from discontinued operations	–	–	(29)
Net income	$ 4,555	$ 5,492	$ 4,728
Preferred dividends (Note 18)	(101)	(88)	(60)
Net income available to common shareholders	$ 4,454	$ 5,404	$ 4,668
Average number of common shares (in thousands) (Note 24)	1,305,706	1,273,185	1,279,956
Basic earnings per share (in dollars)	$ 3.41	$ 4.24	$ 3.65
Basic earnings per share from continuing operations (in dollars)	$ 3.41	$ 4.24	$ 3.67
Basic earnings (loss) per share from discontinued operations (in dollars)	$ –	$ –	$ (.02)
Average number of diluted common shares (in thousands) (Note 24)	1,319,744	1,289,314	1,299,785
Diluted earnings per share (in dollars)	$ 3.38	$ 4.19	$ 3.59
Diluted earnings per share from continuing operations (in dollars)	$ 3.38	$ 4.19	$ 3.61
Diluted earnings (loss) per share from discontinued operations (in dollars)	$ –	$ –	$ (.02)
Dividends per share (in dollars)	$ 2.00	$ 1.82	$ 1.44

Consolidated Statements of Comprehensive Income

For the year ended October 31 (C$ millions)	2008	2007	2006
Comprehensive income			
Net income	$ 4,555	$ 5,492	$ 4,728
Other comprehensive income, net of taxes			
Net change in unrealized (losses) gains on available-for-sale securities			
Net unrealized losses on available-for-sale securities	(1,376)	(93)	–
Reclassification of losses on available-for-sale securities to income	373	28	–
	(1,003)	(65)	–
Foreign currency translation adjustments			
Unrealized foreign currency translation gains (losses)	5,080	(2,965)	(501)
Reclassification of (gains) losses on foreign currency translation to income	(3)	(42)	2
Net foreign currency translation (losses) gains from hedging activities	(2,672)	1,804	269
	2,405	(1,203)	(230)
Net change in cash flow hedges			
Net (losses) gains on derivatives designated as cash flow hedges	(603)	80	–
Reclassification of losses on derivatives designated as cash flow hedges to income	49	31	–
	(554)	111	–
Other comprehensive income (loss)	848	(1,157)	(230)
Total comprehensive income	$ 5,403	$ 4,335	$ 4,498

Consolidated Statements of Changes in Shareholders' Equity

For the year ended October 31 (C$ millions)	2008	2007	2006
Preferred shares (Note 18)			
Balance at beginning of year	$ 2,050	$ 1,050	$ 700
Issued	613	1,150	600
Redeemed for cancellation	–	(150)	(250)
Balance at end of year	2,663	2,050	1,050
Common shares (Note 18)			
Balance at beginning of year	7,300	7,196	7,170
Issued	3,090	170	127
Purchased for cancellation	(6)	(66)	(101)
Balance at end of year	10,384	7,300	7,196
Contributed surplus			
Balance at beginning of year	235	292	265
Renounced stock appreciation rights	(5)	(6)	(2)
Stock-based compensation awards	14	(46)	(18)
Other	(2)	(5)	47
Balance at end of year	242	235	292
Treasury shares – preferred (Note 18)			
Balance at beginning of year	(6)	(2)	(2)
Sales	23	33	51
Purchases	(22)	(37)	(51)
Balance at end of year	(5)	(6)	(2)
Treasury shares – common (Note 18)			
Balance at beginning of year	(101)	(180)	(216)
Sales	51	175	193
Purchases	(54)	(96)	(157)
Balance at end of year	(104)	(101)	(180)
Retained earnings			
Balance at beginning of year	18,167	15,771	13,704
Transition adjustment – Financial instruments (1)	–	(86)	–
Net income	4,555	5,492	4,728
Preferred share dividends (Note 18)	(101)	(88)	(60)
Common share dividends (Note 18)	(2,624)	(2,321)	(1,847)
Premium paid on common shares purchased for cancellation	(49)	(580)	(743)
Issuance costs and other	(12)	(21)	(11)
Balance at end of year	19,936	18,167	15,771
Accumulated other comprehensive income (loss)			
Transition adjustment – Financial instruments (1)	(45)	(45)	–
Unrealized gains and losses on available-for-sale securities	(1,068)	(65)	–
Unrealized foreign currency translation gains and losses, net of hedging activities	(802)	(3,207)	(2,004)
Gains and losses on derivatives designated as cash flow hedges	(443)	111	–
Balance at end of year	(2,358)	(3,206)	(2,004)
Retained earnings and Accumulated other comprehensive income	17,578	14,961	13,767
Shareholders' equity at end of year	$ 30,758	$ 24,439	$ 22,123

(1) The transition adjustment relates to the implementation of the financial instruments accounting standards. Refer to Note 1.

Consolidated Statements of Cash Flows

For the year ended October 31 (C$ millions)	2008	2007	2006
Cash flows from operating activities			
Net income	$ 4,555	$ 5,492	$ 4,757
Adjustments to determine net cash from (used in) operating activities			
Provision for credit losses	1,595	791	429
Depreciation	539	434	405
Business realignment payments	(11)	(38)	(74)
Future income taxes	(455)	(147)	144
Amortization of other intangibles	135	96	76
Gain on sale of premises and equipment	(17)	(16)	(16)
Gain on loan securitizations	(203)	(41)	(16)
Loss (gain) on sale of available-for-sale securities	1	(146)	–
Writedown of available-for-sale securities	631	66	–
Gain on sale of investment securities	–	–	(228)
Writedown of investment securities	–	–	25
Changes in operating assets and liabilities			
Insurance claims and policy benefit liabilities	102	(54)	220
Net change in accrued interest receivable and payable	164	(28)	217
Current income taxes	(2,705)	1,034	(203)
Derivative assets	(69,527)	(28,856)	1,105
Derivative liabilities	56,685	29,916	(498)
Trading securities	25,013	10,976	(21,341)
Net change in brokers and dealers receivable and payable	(552)	(317)	(1,017)
Other	(4,518)	3,341	1,713
Net cash from (used in) operating activities from continuing operations	11,432	22,503	(14,302)
Net cash from operating activities from discontinued operations	–	–	4
Net cash from (used in) operating activities	11,432	22,503	(14,298)
Cash flows from investing activities			
Change in interest-bearing deposits with banks	(8,160)	(1,379)	(5,265)
Change in loans, net of loan securitizations	(62,209)	(41,802)	(33,534)
Proceeds from loan securitizations	9,480	8,020	8,139
Proceeds from sale of available-for-sale securities	8,885	8,117	–
Proceeds from sale of investment securities	–	–	8,547
Proceeds from maturity of available-for-sale securities	14,804	15,350	–
Proceeds from maturity of investment securities	–	–	27,188
Purchases of available-for-sale securities	(24,864)	(22,012)	–
Purchases of investment securities	–	–	(31,976)
Net acquisitions of premises and equipment	(1,265)	(706)	(511)
Change in assets purchased under reverse repurchase agreements and securities borrowed	19,650	(4,935)	(16,405)
Net cash used in acquisitions	(974)	(373)	(256)
Net cash (used in) investing activities from continuing operations	(44,653)	(39,720)	(44,073)
Net cash from investing activities from discontinued operations	–	–	140
Net cash used in investing activities	(44,653)	(39,720)	(43,933)
Cash flows from financing activities			
Change in deposits	61,271	16,831	36,663
Issue of RBC Trust Capital Securities	500	–	–
Issue of RBC Trust Subordinated Notes	–	1,000	–
Issue of subordinated debentures	2,000	87	–
Repayment of subordinated debentures	(500)	(989)	(953)
Issue of preferred shares	613	1,150	600
Redemption of preferred shares for cancellation	(300)	(150)	(250)
Issuance costs	(11)	(23)	(6)
Issue of common shares	149	155	116
Purchase of common shares for cancellation	(55)	(646)	(844)
Sales of treasury shares	74	208	244
Purchase of treasury shares	(76)	(133)	(208)
Dividends paid	(2,688)	(2,278)	(1,807)
Dividends/distributions paid by subsidiaries to non-controlling interests	(33)	(59)	(47)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(6,172)	(4,070)	17,722
Change in obligations related to securities sold short	(17,192)	6,436	5,861
Change in short-term borrowings of subsidiaries	1,618	(145)	620
Net cash from financing activities from continuing operations	39,198	17,374	57,711
Net cash from financing activities	39,198	17,374	57,711
Effect of exchange rate changes on cash and due from banks	883	(332)	(80)
Net change in cash and due from banks	6,860	(175)	(600)
Cash and due from banks at beginning of year	4,226	4,401	5,001
Cash and due from banks at end of year	$ 11,086	$ 4,226	$ 4,401
Supplemental disclosure of cash flow information			
Amount of interest paid in year	$ 15,967	$ 18,494	$ 14,678
Amount of income taxes paid in year	$ 2,025	$ 1,352	$ 1,682

Consolidated Financial Statements (all tabular amounts are in millions of Canadian dollars, except per share amounts)

Note 1 Significant accounting policies and estimates

The accompanying Consolidated Financial Statements have been prepared in accordance with Subsection 308 of the *Bank Act* (Canada) (the Act), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), our Consolidated Financial Statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (VIEs) where we are the Primary Beneficiary after elimination of intercompany transactions and balances. The equity method is used to account for investments in associated corporations and limited partnerships in which we have significant influence. These investments are reported in Other assets. Our share of earnings, gains and losses realized on dispositions and writedowns to reflect other-than-temporary impairment in the value of these investments are included in Non-interest income. The proportionate consolidation method is used to account for investments in joint ventures in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses is consolidated.

Significant accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1535, *Capital Disclosures* (Section 1535), Handbook Section 3862, *Financial Instruments – Disclosures* (Section 3862), and Handbook Section 3863, *Financial Instruments – Presentation* (Section 3863).

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 substantially replaced Handbook Section 3861, *Financial Instruments – Disclosure and Presentation*, revised and enhanced its disclosure requirements and continued its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In October 2008, the CICA issued amendments to Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 3861, *Financial Instruments – Disclosure and Presentation* and Section 3862, *Financial Instruments – Disclosure*, permitting, under certain circumstances, financial assets to be reclassified from held-for-trading to available-for-sale or from available-for-sale to loans and receivables. Financial assets that were classified as held-for-trading using the fair value option cannot be reclassified. These amendments were effective for us on August 1, 2008, and details of the securities reclassified are presented in Note 3.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Income and expenses denominated in foreign currencies are translated at average rates of exchange for the year.

Assets and liabilities of our self-sustaining operations with functional currencies other than the Canadian dollar are translated into Canadian dollars at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the year.

Unrealized gains or losses arising as a result of the translation of our foreign self-sustaining operations along with the effective portion of related hedges are reported as a component of Other comprehensive income (OCI) on an after-tax basis. Upon disposal or dilution of our interest in such investments, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Other foreign currency translation gains and losses are included in Non-interest income.

Securities

Securities are classified, based on management's intentions, as held-for-trading, available-for-sale or held-to-maturity.

Held-for-trading securities include securities purchased for sale in the near term and securities designated as held-for-trading under the fair value option and are reported at fair value. Obligations to deliver Trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenue in Non-interest income. Dividend and interest income accruing on Trading securities is recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

Available-for-sale securities include: (i) securities which may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs; and (ii) loan substitute securities which are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the clients with a borrowing rate advantage. Available-for-sale securities are measured at fair value with the difference between the fair value and its amortized cost, including changes in foreign exchange rates, recognized in OCI, net of tax. Purchase premiums or discounts on available-for-sale debt securities are amortized over the life of the security using the effective interest method and are recognized in Net interest income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Held-to-maturity securities are debt securities where we have the intention and ability to hold the investment until its maturity date. These securities are carried at amortized cost using the effective interest method. Interest income and amortization of premiums and discounts on debt securities are recorded in Net interest income. We hold a nominal amount of held-to-maturity securities in our normal course of business. All held-to-maturity securities have been included with Available-for-sale securities on our Consolidated Balance Sheets.

At each reporting date, and more frequently when conditions warrant, we evaluate our available-for-sale and held-to-maturity securities with unrealized losses to determine whether those unrealized losses are other-than-temporary. This determination is based on consideration of several factors including: (i) the length of time and extent to which the fair value has been less than its amortized cost; (ii) the severity of the impairment; (iii) the cause of the impairment and the financial condition and near-term prospects of the issuer; and (iv) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of fair value. If our assessment indicates that the impairment in value is other-than-temporary, or we do not have the intent or ability to hold the security until its fair value recovers, the security is written down to its current fair value, and a loss is recognized in net income.

Gains and losses realized on disposal of available-for-sale securities and losses related to other-than-temporary impairment in value of available-for-sale securities are included in Non-interest income as Net gain or losses on available-for-sale securities.

We account for all of our securities using settlement date accounting except that changes in fair value between the trade date and settlement date are reflected in income for securities classified or designated as held-for-trading while changes in the fair value of available-for-sale securities between the trade and settlement dates are recorded in OCI.

Fair value option

A financial instrument can be designated as held-for-trading (the fair value option) on its initial recognition, even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have a reliably measurable fair value and satisfy one of the following criteria established by OSFI: (i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets or financial liabilities or both that are managed and evaluated on a fair value basis in accordance with our risk management or investment strategy, and are reported to senior management on that basis; or (iii) it is an embedded derivative in a financial or non-financial host contract and the derivative is not closely related to the host contract.

Financial instruments designated as held-for-trading using the fair value option are recorded at fair value and any gain or loss arising due to changes in fair value are included in net income. These instruments cannot be reclassified out of held-for-trading category while they are held or issued.

Transaction costs

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and take possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby we monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We also have the right to liquidate the collateral held in the event of counterparty default. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold plus accrued interest, respectively, except when they are designated using the fair value option as held-for-trading and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income in our Consolidated Statements of Income, and interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements carried at fair value under the fair value option are included in Trading revenue in Non-interest income.

Loans

Loans are recorded at amortized cost unless they have been designated as held-for-trading using the fair value option. Loans recorded at amortized cost are net of an allowance for loan losses and unearned income which comprises unearned interest and unamortized loan fees. Loans designated as held-for-trading are carried at fair value.

Loans stated at amortized costs are subject to periodic impairment review and are classified as impaired when, in management's opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency (collectively, Canadian government) are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days past due. Credit card balances are written off when a payment is 180 days in arrears. Loans guaranteed by a Canadian government are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on impaired loans is credited to the Provision for credit losses. Impaired loans are returned to performing status when all past due amounts, including interest, have been collected, loan impairment charges have been reversed, and the credit quality has improved such that timely collection of principal and interest is reasonably assured.

When an impaired loan is identified, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan are credited to the Allowance for credit losses on our Consolidated Balance Sheets. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectability of principal or interest, and payments are not 90 days past due.

Assets acquired in respect of problem loans are recorded at their fair value less costs of disposition. Fair value is determined based on either current market value where available or discounted cash flows. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Provision for credit losses.

Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as interest income over the expected term of the resulting loan using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized to non-interest income over the commitment or standby period.

Allowance for credit losses

The allowance for credit losses is maintained at levels that management considers appropriate to cover estimated identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable as at the balance sheet date. The allowance relates to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.

The allowance is increased by a charge to the provision for credit losses and decreased by the amount of write-offs, net of recoveries. The allowance for credit losses for on-balance sheet items is included as a reduction to assets, and the allowance relating to off-balance sheet items is included in Other liabilities.

The allowance is determined based on management's identification and evaluation of problem accounts for estimated losses that exist on the remaining portfolio, and on other factors including the composition and credit quality of the portfolio, and changes in economic and business conditions. The allowance for credit losses consists of specific allowances and the general allowance.

Specific allowances
Specific allowances are recorded to recognize estimated losses on both retail and wholesale loans that have become impaired. The losses relating to wholesale borrowers including small business loans individually managed are estimated using management's judgment relating to the timing of future cash flow amounts that can be reasonably expected from the borrowers, financially responsible guarantors and the realization of collateral. The amounts expected to be recovered are reduced by estimated collection costs and discounted at the effective interest rate of the obligation. The losses relating to retail portfolios, including residential mortgages, and personal and small business loans managed on a pooled basis are based on net write-off experience. For credit cards, no specific allowance is maintained as balances are written off when a payment is 180 days in arrears. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

General allowance
A general allowance is established to cover estimated credit losses incurred in the lending portfolio that have not yet been specifically identified as impaired. For heterogeneous loans (wholesale loans including small business loans individually managed), the determination of the general allowance is based on the application of estimated probability of default, gross exposure at default and loss factors, which are determined by historical loss experience and delineated by loan type and rating. For homogeneous portfolios (retail loans) including residential mortgages, credit cards, as well as personal and small business loans that are managed on a pooled basis, the determination of the general allowance is based on the application of historical loss rates. In determining the general allowance level, management also considers the current portfolio credit quality trends, business and economic conditions, the impact of policy and process changes, and other supporting factors.

Acceptances
Acceptances are short-term negotiable instruments issued by our clients to third parties which we guarantee. The potential liability under acceptances is reported in Liabilities – Other on our Consolidated Balance Sheets. The recourse against our clients in the case of a call on these commitments is reported as a corresponding asset of the same amount in Assets – Other. Fees earned are reported in Non-interest income.

Derivatives
Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate swaps, interest rate futures, forward rate agreements, interest rate options, foreign exchange forward contracts, currency swaps, foreign currency futures, foreign currency options, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. An embedded derivative is a component of a hybrid instrument that includes a non-derivative host contract, with the effect that some of the cash flows of the hybrid instrument vary in a way similar to a stand-alone derivative. When an embedded derivative is separated, the host contract is accounted for based on GAAP applicable to contract of that type without the embedded derivative. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes.

When derivatives are used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest income – Trading revenue. Derivatives with a positive fair value are reported as Derivative assets and derivatives with a negative fair value are reported as Derivative liabilities. Where we have both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate. Market and credit valuation adjustments, margin requirements and premiums paid are also included in Derivative assets, while premiums received are shown in Derivative liabilities.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed below.

To determine the fair value adjustments on RBC debt designated as held-for-trading, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using RBC's effective funding rate at the beginning and end of the period with the unrealized change in present value recorded in Net income.

Hedge accounting
We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. The hedging instrument must be highly effective in accomplishing the objective of offsetting either changes in the fair value or anticipated cash flows attributable to the risk being hedged both at inception and throughout the life of the hedge. Hedge accounting is discontinued prospectively when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument is terminated or sold, or upon the sale or early termination of the hedged item. Refer to Note 7 for the fair value of the derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value hedges
In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non-interest income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non-interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the remaining term of the original hedging relationship.

We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument's fair value caused by changes in interest rates. We also use, in limited circumstances, certain cash instruments to hedge our exposure to the changes in fair value of monetary assets attributable to changes in foreign currency exchange rates.

Cash flow hedges
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI while the ineffective portion is recognized in Non-interest income. When hedge accounting is discontinued, the amounts previously recognized in Accumulated other comprehensive income (AOCI)

are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early. We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability.

Net investment hedges

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non-interest income. The amounts previously recognized in AOCI are recognized in Net income when there is a reduction in the hedged net investment as a result of a dilution or sale of the net investment, or reduction in equity of the foreign operation as a result of dividend distributions.

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on a straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 7 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Gains and losses on disposal are recorded in Non-interest income.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired, and is assigned to reporting units of a business segment. A reporting unit comprises business operations with similar economic characteristics and strategies, and is defined by GAAP as the level of reporting at which goodwill is tested for impairment and is either a business segment or one level below. Upon disposal of a portion of a reporting unit, goodwill is allocated to the disposed portion based on the fair value of that portion relative to the total reporting unit.

Goodwill is evaluated for impairment annually as at August 1 or more often if events or circumstances indicate there may be an impairment. If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Subsequent reversals of impairment are prohibited.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for accounting purposes compared with tax purposes. A future income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized, except for earnings related to our foreign operations where repatriation of such amounts is not contemplated in the foreseeable future. Income taxes reported in our Consolidated Statements of Income include the current and future portions of the expense. Income taxes applicable to items charged or credited to Shareholders' equity are netted with such items. Changes in future income taxes related to a change in tax rates are recognized in the period when the tax rate change is substantively enacted.

Net future income taxes accumulated as a result of temporary differences are included in Other assets. A valuation allowance is established to reduce future income tax assets to the amount more likely than not to be realized. In addition, our Consolidated Statements of Income contain items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different from what it would be if based on statutory rates.

Pensions and other post-employment benefits

We offer a number of benefit plans, which provide pension and other benefits to eligible employees (as described in Note 20). These plans include registered defined benefit pension plans, supplemental pension plans, defined contribution plans and health, dental, disability and life insurance plans.

Investments held by the pension funds primarily comprise equity and fixed income securities. Pension fund assets are valued at fair value. For the principal defined benefit plans, the expected return on plan assets, which is reflected in the pension benefit expense, is calculated using a market-related value approach. Under this approach, assets are valued at an adjusted market value, whereby realized and unrealized capital gains and losses are amortized over 3 years on a straight-line basis. For the majority of the non-principal and supplemental defined benefit pension plans, the expected return on plan assets is calculated based on fair value of assets.

Actuarial valuations for the defined benefit plans are performed on a regular basis to determine the present value of the accrued pension and other post-employment benefits, based on projections of employees' compensation levels to the time of retirement and the costs of health, dental, disability and life insurance.

Our defined benefit pension expense, which is included in Non-interest expense – Human resources, consists of the cost of employee pension benefits for the current year's service, interest cost on the liability, expected investment return on the market-related value or market value of plan assets and the amortization of prior service costs, net actuarial gains or losses and transitional assets or obligations. For some of our defined benefit plans, including the principal defined benefit plans, actuarial gains or losses are determined each year and amortized over the expected average remaining service life of employee groups covered by the plans. For the remaining defined benefit plans, net actuarial gains or losses in excess of the greater of 10% of the plan assets or the benefit obligation at the beginning of the year are amortized over the expected average remaining service life of employee groups covered by the plan.

Gains and losses on settlements of defined benefit plans are recognized in income when settlement occurs. Curtailment gains and losses are recognized in the period when the curtailment becomes probable and the impact can be reasonably estimated.

Our defined contribution plan expense is included in Non-interest expense – Human resources for services rendered by employees during the period.

The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a Prepaid pension benefit cost in Other assets. The cumulative excess of expense over fund contributions is reported as Accrued pension and other post-employment benefit expense in Other liabilities.

Stock-based compensation

We offer stock-based compensation plans to certain key employees and to our non-employee directors as described in Note 21.

We use the fair value method to account for stock options granted to employees whereby compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to common shares. Stock options granted prior to November 1, 2002, were accounted for using the intrinsic value method, and accordingly no expense was recognized for these options since the exercise price for such grants was equal to the closing price on the day before the stock options were granted. These awards fully vested during 2006. When these stock options are exercised, the proceeds will be recorded as common shares.

Options granted between November 29, 1999, and June 5, 2001, were accompanied by tandem stock appreciation rights (SARs), which gave participants the option to receive cash payments equal to the excess of the current market price of our common shares over the options' exercise price. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. These expenses, net of related hedges, are recorded as Non-interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities on our Consolidated Balance Sheets.

Our other compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The deferred share plans are settled in our common shares or cash and the deferred share unit plans are settled in cash. The obligations for the Plans are accrued over their vesting period. For share-settled awards, our accrued obligations are based on the market price of our common shares at the date of grant. For cash-settled awards, our accrued obligations are periodically adjusted for fluctuations in the market price of our common shares and dividends accrued. Changes in our obligations under the Plans, net of related hedges, are recorded as Non-interest expense - Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities or Contributed surplus on our Consolidated Balance Sheets.

The compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Loan securitization

We periodically securitize loans by selling loans or packaged loans in the form of mortgage-backed securities (MBS) to independent special purpose entities (SPEs) or trusts that issue securities to investors. These transactions are accounted for as sales and the transferred assets are removed from our Consolidated Balance Sheets when we are deemed to have surrendered control over such assets and have received consideration other than beneficial interests in these transferred loans. For control to be surrendered, all of the following must occur: (i) the transferred loans must be isolated from the seller, even in bankruptcy or other receivership; (ii) the purchaser must have the legal right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as described in the CICA Accounting Guideline 12, *Transfers of Receivables* (AcG-12), its investors have the right to sell or pledge their ownership interest in the entity; and (iii) the seller must not continue to control the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. If any one of these conditions is not met, the transfer is considered to be a secured borrowing, the loans remain on our Consolidated Balance Sheets, and the proceeds are recognized as a liability.

When MBS are created, we reclassify the loans at their carrying costs into MBS and retained interests on our Consolidated Balance Sheets. The retained interest represents the excess spread of loan interest over the MBS rate of return. The initial carrying value of the MBS and the related retained interests are determined based on their relative fair value on the date of securitization. MBS are classified as held-for-trading securities or available-for-sale securities, based on management's intent. Retained interests are classified as available-for-sale or as held-for-trading using the fair value option. Both MBS and the retained interests are subject to periodic impairment review.

Gains on the sale of loans or MBS are recognized in Non-interest income and are dependent on the previous carrying amount of the loans or MBS involved in the transfer. To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management's best estimates of key assumptions such as payment rates, weighted average life of the prepayable receivables, excess spread, expected credit losses and discount rates commensurate with the risks involved.

For each securitization transaction where we have retained the servicing rights, we assess whether the benefits of servicing represent adequate compensation. When the benefits of servicing are more than adequate, a servicing asset is recognized in Other assets. When the benefits of servicing are not expected to be adequate, we recognize a servicing liability in Other liabilities. Neither an asset nor a liability is recognized when we have received adequate compensation. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income.

Insurance

Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as available-for-sale or loans and receivables, except for investments supporting the policy benefit liabilities on life and health insurance contracts and a portion of property and casualty contracts. These are designated as held-for-trading under the fair value option with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities.

Acquisition costs for new insurance business consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new business. Deferred acquisition costs for life insurance products are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue a contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying assets are registered in our name but the segregated fund policyholders bear the risk and rewards of the fund's investment performance. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities. Segregated funds are not included in our Consolidated Financial Statements. We derive only fee income from segregated funds, which is reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.

Liabilities and equity
Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income.

Earnings per share
Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period, net of treasury shares. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders and any gain (loss) on redemption of preferred shares net of related income taxes. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. The number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Use of estimates and assumptions
In preparing our Consolidated Financial Statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Certain estimates, including the allowance for credit losses, the fair value of financial instruments, accounting for securitizations, litigation provisions, variable interest entities, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, the carrying value of goodwill and finite lived intangible assets, credit card customer loyalty reward program liability and income taxes, require management to make subjective or complex judgments. Accordingly, actual results could differ from these and other estimates thereby impacting our Consolidated Financial Statements.

Changes in financial statement presentation
Effective November 1, 2007, OSFI adopted new guidelines based on "International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006)," known as Basel II, which introduced several changes from the predecessor framework, commonly referred to as Basel I. These changes have impacted the basis of preparation and presentation of certain tables in these notes.

During the year, we revisited our presentation of certain assets, liabilities, revenues and expenses for previous periods to better reflect the nature of these items. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation. These reclassifications did not materially impact our financial position or results of operations.

Future accounting changes
Goodwill and Intangible Assets
The CICA issued a new accounting standard, *Section 3064, Goodwill and Intangible Assets*, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start-up costs must be expensed as incurred. This standard, which is effective for us beginning November 1, 2008, is not expected to materially impact our consolidated financial position or results of operations.

International Financial Reporting Standards
The CICA has announced that Canadian GAAP for publicly accountable enterprises companies will be replaced with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011. We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined.

Note 2 Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm's-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external, readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, we use input parameters that are not based on observable market data with an adjustment to reflect the uncertainty and to ensure that financial instruments are reported at fair values. This includes valuation adjustments for liquidity for financial instruments that are not quoted in an active market when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity in the market over a short period of time. It also includes valuation adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market.

All of our derivatives transactions are accounted for on a fair value basis. We record valuation adjustments that represent the fair value of the credit risk of our derivative portfolios in order to ascertain their fair values. These adjustments take into account the creditworthiness of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are revised as appropriate. Changes to credit valuation adjustments are recorded in current period income.

A net gain of $12 million, representing the change in fair values estimated based on valuation techniques using input parameters that are not supported by observable market data, was recognized in Net income for the year ended October 31, 2008 (2007 – $8 million).

The unrealized gain or loss at inception for financial instruments is recognized in Net income only if the fair value of the instrument is (i) evidenced by a quoted market price in an active market or observable current market transactions that are substantially the same, (ii) based on a valuation technique that uses observable market inputs, or (iii) the risks associated with the derivative contract are fully offset by another contract(s) with a third party(ies). Unrealized gain or loss at inception is the difference between the transaction price and its fair value on the trade date. For financial instruments where the fair value is not evidenced by the above-mentioned criteria or the risks associated with the original contract are not fully transferred to a third party, the unrealized gain or loss at inception is deferred. The deferred gain or loss is recognized when (i) unobservable market inputs become observable to support the fair value of the transaction, (ii) the risks associated with the original contract are substantially offset by another contract(s) with a third party(ies), (iii) the gain or loss is realized through receipt or payment of cash, or (iv) the transaction is terminated early or on maturity.

We have documented our internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Group Risk Management.

The following table summarizes changes in the aggregate amount of deferred unrealized gains at inception for financial instruments.

	2008	2007
Deferred unrealized gains not yet recognized in net income, as at the beginning of the year	$ 186	$ 119
Add: Deferred unrealized gains arising during the year	24	75
Less: Deferred gains reclassified to net income during the year	12	8
Deferred unrealized gains, as at the end of the year	$ 198	$ 186

The deferred unrealized gains at inception primarily arise in equity structured notes, structured credit and interest rate derivatives, and bank-owned life insurance policies stable value contracts.

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments:

	2008							
	Carrying value and fair value of			Carrying value	Fair value			
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Available-for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets								
Securities								
Trading	$ 104,414	$ 18,094	$ –	$ –	$ –	$ –	$ 122,508	$ 122,508
Available-for-sale (2)	–	–	47,039	–	–	1,587	48,626	48,626
Total securities	$ 104,414	$ 18,094	$ 47,039	$ –	$ –	$ 1,587	$ 171,134	$ 171,134
Assets purchased under reverse repurchase agreements and securities borrowed	$ –	$ 15,607	$ –	$ 29,211	$ 29,211	$ –	$ 44,818	$ 44,818
Loans								
Retail	$ –	$ –	$ –	$ 194,448	$ 198,127	$ –	$ 194,448	$ 198,127
Wholesale	–	7,137	–	87,955	88,615	–	95,092	95,752
Total loans	$ –	$ 7,137	$ –	$ 282,403	$ 286,742	$ –	$ 289,540	$ 293,879
Other								
Derivatives (3)	$ 136,134	$ –	$ –	$ –	$ –	$ –	$ 136,134	$ 136,134
Other assets	–	136	–	30,903	30,903	–	31,039	31,039
Financial liabilities								
Deposits								
Personal	$ –	$ 2,678	$ –	$ 136,358	$ 137,181	$ –	$ 139,036	$ 139,859
Business and government (4)	–	67,462	–	202,532	202,564	–	269,994	270,026
Bank (5)	–	7,268	–	22,277	22,277	–	29,545	29,545
Total deposits	$ –	$ 77,408	$ –	$ 361,167	$ 362,022	$ –	$ 438,575	$ 439,430
Other								
Obligations related to securities sold short	$ 27,507	$ –	$ –	$ –	$ –	$ –	$ 27,507	$ 27,507
Obligations related to assets sold under repurchase agreements and securities loaned	–	17,870	–	14,183	14,183	–	32,053	32,053
Derivatives	128,705	–	–	–	–	–	128,705	128,705
Other liabilities	–	–	–	42,271	42,458	–	42,271	42,458
Subordinated debentures	–	81	–	8,050	7,605	–	8,131	7,686
Trust capital securities	–	–	–	1,400	1,448	–	1,400	1,448
Preferred share liabilities	–	–	–	–	–	–	–	–

(1) Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2) Loan substitutes are classified as available-for-sale securities. Also includes the securities reclassified from trading to available-for-sale on August 1, 2008. Refer to Note 3.
(3) Includes $2 million of bank-owned life insurance policies stable value contracts.
(4) Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(5) Bank refers to regulated banks.

Carrying value and fair value of selected financial instruments (continued)

	2007							
	Carrying value and fair value of			Carrying value	Fair value			
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Available-for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets								
Securities								
Trading	$ 128,647	$ 18,838	$ –	$ –	$ –	$ –	$ 147,485	$ 147,485
Available-for-sale (2)	–	–	29,572	–	–	1,198	30,770	30,770
Total securities	$ 128,647	$ 18,838	$ 29,572	$ –	$ –	$ 1,198	$ 178,255	$ 178,255
Assets purchased under reverse repurchase agreements and securities borrowed	$ –	$ 25,522	$ –	$ 38,791	$ 38,791	$ –	$ 64,313	$ 64,313
Loans								
Retail	$ –	$ –	$ –	$ 168,782	$ 168,375	$ –	$ 168,782	$ 168,375
Wholesale	–	3,235	–	65,919	65,910	–	69,154	69,145
Total loans	$ –	$ 3,235	$ –	$ 234,701	$ 234,285	$ –	$ 237,936	$ 237,520
Other								
Derivatives (3)	$ 66,585	$ –	$ –	$ –	$ –	$ –	$ 66,585	$ 66,585
Other assets	–	164	–	24,653	24,653	–	24,817	24,817
Financial liabilities								
Deposits								
Personal	$ –	$ 851	$ –	$ 115,706	$ 115,609	$ –	$ 116,557	$ 116,460
Business and government (4)	1,639	56,751	–	161,496	161,217	–	219,886	219,607
Bank (5)	–	5,668	–	23,094	23,095	–	28,762	28,763
Total deposits	$ 1,639	$ 63,270	$ –	$ 300,296	$ 299,921	$ –	$ 365,205	$ 364,830
Other								
Obligations related to securities sold short	$ 44,689	$ –	$ –	$ –	$ –	$ –	$ 44,689	$ 44,689
Obligations related to assets sold under repurchase agreements and securities loaned	–	24,086	–	12,947	12,947	–	37,033	37,033
Derivatives	72,010	–	–	–	–	–	72,010	72,010
Other liabilities	–	–	–	36,232	36,262	–	36,232	36,262
Subordinated debentures	–	77	–	6,158	6,427	–	6,235	6,504
Trust capital securities	–	–	–	1,400	1,476	–	1,400	1,476
Preferred share liabilities	–	–	–	300	300	–	300	300

(1) Includes the nominal value of our held-to-maturity investments which are carried at amortized cost.
(2) Loan substitutes are classified as available-for-sale securities.
(3) Includes $71 million of bank-owned life insurance policies stable value contracts.
(4) Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(5) Bank refers to regulated banks.

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

	2008						
Loans and receivables designated as held-for-trading	Carrying amount of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$ 11,211	$ 11,211	$ –	$ –	$ –	$ –	$ –
Assets purchased under reverse repurchase agreements and securities borrowed	15,607	15,607	–	–	–	–	–
Loans – Wholesale	7,137	7,137	(241)	(288)	817	38	47
Total	$ 33,955	$ 33,955	$ (241)	$ (288)	$ 817	$ 38	$ 47

(1) The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

	2007						
Loans and receivables designated as held-for-trading	Carrying amount of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2006 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2006	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$ 4,821	$ 4,821	$ –	$ –	$ –	$ –	$ –
Assets purchased under reverse repurchase agreements and securities borrowed	25,522	25,522	–	–	–	–	–
Loans – Wholesale	3,235	3,164	(42)	(21)	1,106	18	–
Total	$ 33,578	$ 33,507	$ (42)	$ (21)	$ 1,106	$ 18	$ –

(1) The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following table presents the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity and carrying amounts. In order to determine the change during a year in the fair value of a financial liability that we have designated as held-for-trading, we calculate the present value of the instrument's contractual cash flows using rates as at the beginning of the year: first, using an observed discount rate that reflects our credit spread and, again, using a rate that excludes our credit spread. We then compare the difference between those values to the difference between the same calculations using rates at the end of the year.

2008					
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying amount	Difference between carrying amount and contractual maturity amount	Change in fair value since November 1, 2007 attributable to changes in RBC credit spread	Cumulative change in fair value (1)
Term deposits					
Personal	$ 2,724	$ 2,678	$ (46)	$ (40)	$ (46)
Business and government (2)	67,541	67,462	(79)	(449)	(524)
Bank (3)	7,265	7,268	3	(3)	(4)
Total term deposits	$ 77,530	$ 77,408	$ (122)	$ (492)	$ (574)
Obligations related to assets sold under repurchase agreements and securities loaned	$ 17,877	$ 17,870	$ (7)	$ –	$ –
Subordinated debentures	122	81	(41)	(41)	(48)
Total	$ 95,529	$ 95,359	$ (170)	$ (533)	$ (622)

(1) The cumulative change attributable to changes in our credit spread is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2) Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3) Bank refers to regulated banks.

2007				
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying amount	Difference between carrying amount and contractual maturity amount	Change in fair value since November 1, 2006 attributable to changes in RBC credit spread
Term deposits				
Personal	$ 890	$ 851	$ (39)	$ (6)
Business and government (1)	56,741	56,751	10	(74)
Bank (2)	5,668	5,668	–	(1)
Total term deposits	$ 63,299	$ 63,270	$ (29)	$ (81)
Obligations related to assets sold under repurchase agreements and securities loaned	$ 24,087	$ 24,086	$ (1)	$ –
Subordinated debentures	82	77	(5)	(7)
Total	$ 87,468	$ 87,433	$ (35)	$ (88)

(1) Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2) Bank refers to regulated banks.

	Term to maturity (2)						2008	2007	2006
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total	Total
Trading account									
Canadian government debt	$ 894	$ 3,492	$ 11,067	$ 1,833	$ 3,625	$ –	$ 20,911	$ 15,207	$ 13,937
U.S. government debt	624	1,252	1,159	957	4,736	–	8,728	6,603	10,523
Other OECD government debt (3)	29	458	840	839	322	–	2,488	4,236	6,494
Mortgage-backed securities	3	27	208	323	1,915	–	2,476	4,408	1,518
Asset-backed securities	600	383	1,239	1,458	871	–	4,551	9,387	6,784
Corporate debt and other debt									
Bankers' acceptances	12	1	–	–	–	–	13	374	766
Certificates of deposit	269	1,771	134	–	–	–	2,174	4,712	5,245
Other	4,760	8,629	14,843	5,737	4,405	689	39,063	42,438	44,139
Equities	–	–	–	–	–	42,104	42,104	60,120	57,831
	7,191	16,013	29,490	11,147	15,874	42,793	122,508	147,485	147,237
Available-for-sale securities (1)									
Canadian government debt									
Federal									
Amortized cost	1,720	137	11,128	125	13	–	13,123	7,742	9,496
Fair value	1,723	138	11,543	128	12	–	13,544	7,769	9,458
Yield (4)	3.9%	3.2%	3.5%	4.3%	4.9%	–	3.6%	4.5%	4.0%
Provincial and municipal									
Amortized cost	160	44	402	68	–	–	674	279	1,687
Fair value	160	44	407	67	–	–	678	278	1,935
Yield (4)	4.5%	4.2%	4.9%	4.6%	–	–	4.8%	4.2%	5.4%
U.S. state, municipal and agencies debt (5)									
Amortized cost	422	976	1,455	305	6,072	–	9,230	4,407	4,491
Fair value	422	974	1,443	298	5,753	–	8,890	4,370	4,415
Yield (4)	3.8%	2.6%	4.1%	4.1%	4.0%	–	3.8%	4.2%	4.4%
Other OECD government debt (3)									
Amortized cost	417	662	86	87	15	–	1,267	819	758
Fair value	417	662	88	88	15	–	1,270	818	761
Yield (4)	1.0%	.9%	3.9%	5.1%	5.3%	–	1.5%	1.4%	2.8%
Mortgage-backed securities									
Amortized cost	–	–	69	31	4,178	–	4,278	3,143	4,277
Fair value	–	–	60	30	3,458	–	3,548	3,096	4,248
Yield (4)	–	–	6.2%	5.4%	5.6%	–	5.6%	6.3%	5.4%
Asset-backed securities									
Amortized cost	306	147	427	1,855	2,457	–	5,192	1,179	1,058
Fair value	279	144	417	1,780	2,176	–	4,796	1,114	1,067
Yield (4)	5.1%	8.5%	5.8%	4.1%	4.3%	–	4.5%	5.9%	5.6%
Corporate debt and other debt									
Amortized cost	2,019	4,632	3,393	1,479	1,449	130	13,102	9,850	12,672
Fair value	2,028	4,656	3,419	1,364	1,188	130	12,785	9,794	12,868
Yield (4)	5.5%	5.3%	5.1%	7.4%	5.2%	–	5.5%	4.8%	4.7%
Equities (6)									
Cost	–	–	–	–	–	3,057	3,057	2,715	2,537
Fair value	–	–	–	–	–	2,683	2,683	2,874	2,592
Loan substitute									
Cost	–	–	–	–	–	256	256	656	656
Fair value	–	–	–	–	–	227	227	652	658
Yield (4)	–	–	–	–	–	5.6%	5.6%	5.1%	4.8%
Amortized cost	5,044	6,598	16,960	3,950	14,184	3,443	50,179	30,790	37,632
Fair value	5,029	6,618	17,377	3,755	12,602	3,040	48,421	30,765	38,002
Held-to-maturity securities (1)									
Amortized cost	–	4	–	200	1	–	205	5	–
Fair value	–	4	–	200	1	–	205	5	–
Total carrying value of securities (1)	$ 12,220	$ 22,635	$ 46,867	$ 15,102	$ 28,477	$ 45,833	$171,134	$178,255	$184,869

(1) Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available-for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.
(2) Actual maturities may differ from contractual maturities shown above since borrowers may have the right to prepay obligations with or without prepayment penalties.
(3) OECD stands for Organisation for Economic Co-operation and Development.
(4) The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the year for the respective securities.
(5) The 2006 balances include U.S. federal government debt with amortized cost and fair value of $536 million and $508 million, respectively.
(6) Includes the value of the shares received upon the Visa Inc. restructuring which are carried at cost. Refer to Note 28.

The latter months of 2008, particularly September and October, were marked by a high degree of uncertainty and volatility in the global financial markets. As a result of significant concern regarding the liquidity of financial institutions, certain governments have taken significant steps to stabilize the markets and restore public confidence in financial institutions including reducing interest rates, providing funding programs and guarantees, injecting capital into financial institutions; some financial institutions have also been nationalized. As a result of these rare circumstances, we have reclassified, as of August 1, 2008, the securities identified in the following table, from the held-for-trading category to available-for-sale in accordance with the CICA's amendments to Sections 3855, 3861 and 3862 as discussed in Note 1.

Reclassification of securities from held-for-trading securities to available-for-sale

Financial assets	Fair value as at August 1, 2008	Changes in fair value recognized in net income during the period from November 1, 2007 to July 31, 2008	Changes in fair value recognized in net income during 2007	Effective interest rate as at August 1, 2008	Estimated cash flows expected to be recovered as at August 1, 2008	Total carrying value and fair value as at October 31, 2008	Changes in fair value during the period from August 1, 2008 to October 31, 2008	Changes in fair value recognized in net income during the period from August 1, 2008 to October 31, 2008
U.S. state, municipal and agency debt	$ 3,996	$ (144)	$ (11)	3.6%	$ 4,116	$ 4,358	$ (211)	$ –
Mortgage-backed securities	513	(94)	–	7.9%	808	593	(76)	5
Asset-backed securities	1,234	(80)	–	3.7%	1,322	1,324	(121)	(5)
Corporate debt and other debt	567	(61)	–	3.9%	629	593	(70)	–
	$ 6,310	$ (379)	$ (11)		$ 6,875	$ 6,868	$ (478)	$ –

Unrealized gains and losses on available-for-sale securities (1), (2)

	2008				2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (2)
Canadian government debt								
Federal	$ 13,123	$ 422	$ (1)	$ 13,544	$ 7,732	$ 34	$ (6)	$ 7,760
Provincial and municipal	674	5	(1)	678	279	–	(1)	278
U.S. state, municipal and agencies debt	9,230	16	(356)	8,890	3,582	14	(52)	3,544
Other OECD government debt	1,271	4	(1)	1,274	819	1	(2)	818
Mortgage-backed securities	4,280	4	(734)	3,550	3,345	4	(89)	3,260
Asset-backed securities	5,192	11	(407)	4,796	1,812	2	(29)	1,785
Corporate debt and other debt	13,301	136	(453)	12,984	9,855	45	(101)	9,799
Equities	3,057	4	(378)	2,683	2,715	191	(32)	2,874
Loan substitute securities	256	–	(29)	227	656	–	(4)	652
	$ 50,384	$ 602	$ (2,360)	$ 48,626	$ 30,795	$ 291	$ (316)	$ 30,770

(1) Includes $205 million (2007 – $5 million) held-to-maturity securities.
(2) The comparative fair values have been revised from those previously presented; these revisions have no impact on our Consolidated Balance Sheets.

Realized gains and losses on available-for-sale securities (1), (2)

	2008	2007	2006
Realized gains	$ 99	$ 204	$ 293
Realized losses and writedowns	(731)	(124)	(90)
Net (losses) gain on available-for-sale securities	$ (632)	$ 80	$ 203

(1) Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available-for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.
(2) The following related to our insurance operations are included in the Insurance premiums, investment and fee income line on the Consolidated Statements of Income: Realized gains – 2008 – $1 million, 2007 – $17 million, and 2006 – $116 million; Realized losses and writedowns – 2008 – $16 million, 2007 – $nil, and 2006 – $1 million.

Fair value and unrealized losses position for available-for-sale securities

	2008					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 126	$ 1	$ –	$ –	$ 126	$ 1
Provincial and municipal	236	1	–	–	236	1
U.S. state, municipal and agencies debt	6,546	321	270	35	6,816	356
Other OECD government debt	99	1	–	–	99	1
Mortgage-backed securities	2,128	348	996	386	3,124	734
Asset-backed securities	4,073	314	361	93	4,434	407
Corporate debt and other debt	3,360	294	633	159	3,993	453
Equities	970	217	347	161	1,317	378
Loan substitute securities	–	–	191	29	191	29
Total temporarily impaired securities	$ 17,538	$ 1,497	$ 2,798	$ 863	$ 20,336	$ 2,360

	2007					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 1,310	$ 2	$ 951	$ 4	$ 2,261	$ 6
Provincial and municipal	210	1	–	–	210	1
U.S. state, municipal and agencies debt	212	–	887	52	1,099	52
Other OECD government debt	47	2	–	–	47	2
Mortgage-backed securities	862	13	1,954	76	2,816	89
Asset-backed securities	853	5	347	24	1,200	29
Corporate debt and other debt	1,955	53	686	48	2,641	101
Equities	432	30	68	2	500	32
Loan substitute securities	216	4	–	–	216	4
Total temporarily impaired securities	$ 6,097	$ 110	$ 4,893	$ 206	$ 10,990	$ 316

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 1. Depending on the nature of the securities under review we apply specific methodology to assess whether it is probable that the amortized cost of the security would be recovered. These include cash flow projection models which incorporate actual and projected cash flows using a number of assumptions and inputs that are based on security-specific collateral. The inputs and assumptions used such as default, prepayment and recovery rates, are based on updated market data provided by a third-party vendor. We also consider internal and external ratings, subordination and other market and security-specific factors. We do a further review of the security, if the model predicts that it is probable that we will not be able to recover the entire principal and interest amount in order to assess whether a loss would ultimately be realized. We used this approach to assess our MBS and ABS portfolio and some of our complex instruments included in our corporate and other debt. As at October 31, 2008, our unrealized losses on available-for-sale and held-to-maturity securities were $2,360 million.

With respect to securities where, based on management's judgment, it was not probable that the amortized cost would be recovered, the securities were deemed to be other-than-temporarily impaired and were written down to their fair value. In addition, securities which management was not certain we would hold until maturity or that the value of the security would recover prior to its disposition were also deemed to be other-than-temporarily impaired and were written down to their fair value.

The majority of the $356 million unrealized loss on U.S. state, municipal and agencies debt securities related to U.S. agency MBS and U.S. ARS, including certain securities that were reclassified from held-for-trading. The issuing agencies are supported by the U.S. government and the unrealized losses on these securities largely reflect the liquidity concerns in the current market.

The MBS largely consist of U.S. Alt-A, U.S. non-agency MBS and $206 million of U.S. subprime securities. The U.S. Alt-A and the non-agency MBS are high quality super-senior tranches with credit support through subordination, overcollateralization, and excess spread. The unrealized losses of $734 million largely reflect the impact of increased market spreads related to higher risk and liquidity premiums, with little differentiation in the market between higher and lower quality tranches. As at October 31, 2008, all U.S. MBS were assessed for other-than-temporary impairment using a cash flow projection model and management consideration of other market and security-specific factors. The cash flow model incorporated actual cash flows on the MBS through the current period and then projected the remaining cash flows on the underlying mortgages, using a number of assumptions and inputs that were based on the security-specific collateral. The assumptions included default, prepayment and recovery rates, the latter being largely dependent upon forecasted house prices which were assessed at the municipal level. Where management concluded based on our assessment that the loss was other-than-temporary, the security was written down to its fair value.

ABS mainly comprised insured student loans including U.S. ARS that were reclassified to available-for-sale on August 1, 2008, CLOs, U.S. uninsured student loans and commercial MBS. The majority of these instruments are highly rated with significant credit support and experienced moderate price declines over the year resulting in $407 million of unrealized losses or 8% of the portfolio value. Corporate and other debt mainly includes corporate bonds, non-OECD government bonds and structured notes securities. The corporate bonds are well diversified across a number of names and sectors, with U.S. and global financial institutions being the largest concentration. The non-OECD government securities are primarily related to Caribbean countries where we have ongoing operations. The structured notes are predominately supported by high quality Canadian credit card loans. The net unrealized losses mainly reflected widening spreads on certain U.S. and global financial institutional securities. The unrealized losses on the ABS and corporate and other debt are primarily attributable to interest rate changes and widening credit spreads caused by the ongoing disruption in the financial markets, and the continual weakening of the U.S. housing market. However, based on the underlying credit of the issuers or the fact that some of these securities are overcollateralized, have excess spread to support the credit of the bonds, or are at least A-rated, we believe that the future cash flows will be sufficient to enable us to recover the amortized costs of these securities by their maturity dates.

Equity holdings are largely comprised of publicly traded equity and preferred shares of Canadian financial institutions. To a lesser extent, we also hold investments in other public, private and venture companies. A substantial portion of the $378 million unrealized losses related to publicly traded Canadian bank shares we hold to economically hedge certain stock based compensation programs. While their share prices are under pressure due to current market conditions, these banks are well capitalized, continue to generate strong earnings and continue to pay dividends.

Management believes that the unrealized losses on the above-mentioned securities as at October 31, 2008, are temporary in nature and intends to hold them until recovery of their fair value which may be on maturity of the debt securities.

Impairment losses recognized

When we determine that a security is other-than-temporarily impaired, the amortized cost of the security is written down to fair value and the previously unrealized loss is reclassified from AOCI to net income. During 2008, $631 million of net losses were recognized in net income (2007 – $66 million) on available-for-sale securities. The majority of these losses were attributable to MBS and certain ABS and corporate debt securities that were deemed impaired. The losses also included writedowns of securities we intend to sell. Included in this amount is $10 million of writedown for our available-for-sale securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (2007 – $nil).

The following table presents interest and dividends on available-for-sale and held-to-maturity securities.

Interest and dividends on available-for-sale and held-to-maturity securities (1), (2)

	2008	2007	2006
Taxable interest income	$ 2,089	$ 1,373	$ 1,401
Non-taxable interest income	99	31	44
Dividends	110	85	52
	$ 2,298	$ 1,489	$ 1,497

(1) Available-for-sale securities, including loan substitutes, are carried at fair value and held-to-maturity securities are carried at amortized cost. Prior to November 1, 2006, both available-for-sale and held-to-maturity securities were classified as Investment securities and were carried at amortized cost. The prior period comparative amounts have not been restated.
(2) The following related to our insurance operations are included in the Insurance premiums, investment and fee income line on the Consolidated Statements of Income: Taxable interest income – 2008 – $452 million, 2007 – $405 million, and 2006 – $314 million; Non-taxable interest income – 2008 – $29 million, 2007 – $29 million, and 2006 – $43 million; Dividends – 2008 – $17 million, 2007 – $11 million, and 2006 – $7 million.

Note 4 Loans

	2008				2007			
	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Retail (1)								
Residential mortgages	$ 117,690	$ 2,948	$ 2,353	$ 122,991	$ 107,453	$ 1,402	$ 890	$ 109,745
Personal	48,780	9,796	2,151	60,727	42,506	5,283	954	48,743
Credit cards	8,538	187	208	8,933	8,142	119	61	8,322
Small business (2)	2,804	–	–	2,804	2,652	–	–	2,652
	177,812	12,931	4,712	195,455	160,753	6,804	1,905	169,462
Wholesale (1)								
Business (3), (4)	43,497	30,424	15,475	89,396	37,163	17,741	8,953	63,857
Bank (5)	831	445	3,861	5,137	3,114	686	1,547	5,347
Sovereign (6)	815	–	952	1,767	416	–	347	763
	45,143	30,869	20,288	96,300	40,693	18,427	10,847	69,967
Total loans (7)	222,955	43,800	25,000	291,755	201,446	25,231	12,752	239,429
Allowance for loan losses	(1,199)	(834)	(182)	(2,215)	(1,101)	(321)	(71)	(1,493)
Total loans net of allowance for loan losses	$ 221,756	$ 42,966	$ 24,818	$ 289,540	$ 200,345	$ 24,910	$ 12,681	$ 237,936

(1) Geographic information is based on residence of borrower.
(2) Includes small business exposure managed on a pooled basis.
(3) Includes small business exposure managed on an individual client basis.
(4) Included under Canada and U.S. for 2008 are loans totalling $1,200 million (2007 – $1,202 million) and $2,447 million (2007 – $ nil), respectively, to VIEs administered by us.
(5) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(6) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(7) Loans are net of unearned income of $160 million (2007 – $113 million).

Loan maturities and rate sensitivity

	2008							
	Maturity term (1)				Rate sensitivity			
	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed rate	Non-rate-sensitive	Total
Retail	$ 67,310	$ 110,776	$ 17,369	$ 195,455	$ 98,752	$ 93,861	$ 2,842	$ 195,455
Wholesale	51,627	32,294	12,379	96,300	65,095	31,201	4	96,300
Total loans	$ 118,937	$ 143,070	$ 29,748	$ 291,755	$ 163,847	$ 125,062	$ 2,846	$ 291,755
Allowance for loan losses	–	–	–	(2,215)	–	–	–	(2,215)
Total loans net of allowance for loan losses	$ 118,937	$ 143,070	$ 29,748	$ 289,540	$ 163,847	$ 125,062	$ 2,846	$ 289,540

	2007							
	Maturity term (1)				Rate sensitivity			
	Under 1 year (2)	1 to 5 years	Over 5 years	Total	Floating	Fixed rate	Non-rate-sensitive	Total
Retail	$ 63,737	$ 92,337	$ 13,388	$ 169,462	$ 66,256	$ 101,496	$ 1,710	$ 169,462
Wholesale	39,908	22,269	7,790	69,967	48,625	21,342	–	69,967
Total loans	$ 103,645	$ 114,606	$ 21,178	$ 239,429	$ 114,881	$ 122,838	$ 1,710	$ 239,429
Allowance for loan losses	–	–	–	(1,493)	–	–	–	(1,493)
Total loans net of allowance for loan losses	$ 103,645	$ 114,606	$ 21,178	$ 237,936	$ 114,881	$ 122,838	$ 1,710	$ 237,936

(1) Based on the earlier of contractual repricing or maturity date.
(2) Included in Wholesale are loans totalling $3,647 million (2007 – $1,202 million) to variable interest entities administered by us. All of the loans reprice monthly or quarterly.

Impaired loans (1)

	2008			2007
	Gross	Specific allowances	Net	Net
Retail				
Residential mortgages (2)	$ 340	$ (30)	$ 310	$ 165
Personal	348	(161)	187	93
Small business (3)	40	(17)	23	10
	$ 728	$ (208)	$ 520	$ 268
Wholesale				
Business (2), (4), (5)	$ 2,195	$ (559)	$ 1,636	$ 499
Sovereign (6)	–	–	–	–
Bank (7)	–	–	–	–
	$ 2,195	$ (559)	$ 1,636	$ 499
Total	$ 2,923	$ (767)	$ 2,156	$ 767

(1) Average balance of gross impaired loans for the year was $1,906 million (2007 – $921 million).
(2) The October 31, 2007, comparative numbers reflect a reclassification of $22 million from our U.S. retail residential mortgage portfolio to our U.S. wholesale real estate and related portfolio (gross impaired loans of $30 million, net of specific allowances of $8 million).
(3) Includes small business exposure managed on a pooled basis.
(4) Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $203 million (2007 – $nil) and $138 million (2007 – $nil), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(5) The comparative number that we had reported previously included certain U.S. foreclosed assets of $22 million that had already been reported as acquired assets in respect of problem loans below. Accordingly, the comparative number was decreased by $22 million.
(6) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(7) Bank refers primarily to regulated deposit-taking institutions and securities firms.

The principal collateral and other credit enhancements we hold as security for retail loans include: (i) mortgage insurance, mortgages over residential real estate and properties, (ii) recourse to the personal assets being financed such as automobiles, as well as personal guarantees, term deposits and securities; for wholesale loans they include: (i) recourse to business assets such as real estate, equipment, inventory, accounts receivable and intangible assets, and (ii) recourse to the commercial real estate properties being financed.

During the year ended October 31, 2008, we acquired $215 million of assets in respect of problem loans (2007 – $36 million). The related reduction in the Allowance for credit losses was $87 million (2007 – $nil).

Allowance for loan losses

	2008						2007
	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other adjust-ments (1)	Balance at end of year	Balance at end of year
Retail							
Residential mortgages (2)	$ 15	$ (9)	$ 1	$ 16	$ 7	$ 30	$ 15
Personal	96	(504)	77	445	47	161	96
Credit cards	–	(319)	49	270	–	–	–
Small business (3)	9	(44)	6	46	–	17	9
	$ 120	$ (876)	$ 133	$ 777	$ 54	$ 208	$ 120
Wholesale							
Business (2), (4)	$ 231	$ (435)	$ 29	$ 653	$ 81	$ 559	$ 231
Sovereign (5)	–	–	–	–	–	–	–
Bank (6)	–	–	–	–	–	–	–
	$ 231	$ (435)	$ 29	$ 653	$ 81	$ 559	$ 231
Specific allowances	$ 351	$ (1,311)	$ 162	$ 1,430	$ 135	$ 767	$ 351
Retail							
Residential mortgages	$ 16	$ –	$ –	$ (7)	$ 11	$ 20	$ 16
Personal	349	–	–	58	54	461	349
Credit cards	193	–	–	50	27	270	193
Small business (3)	37	–	–	10	–	47	37
	$ 595	$ –	$ –	$ 111	$ 92	$ 798	$ 595
Wholesale							
Business (4)	$ 370	$ –	$ –	$ 49	$ 231	$ 650	$ 370
Sovereign (5)	–	–	–	–	–	–	–
Bank (6)	–	–	–	–	–	–	–
	$ 370	$ –	$ –	$ 49	$ 231	$ 650	$ 370
Allowance for off-balance sheet and other items (7)	$ 256	$ –	$ –	$ 5	$ (177)	$ 84	$ 256
General allowance (7)	$ 1,221	$ –	$ –	$ 165	$ 146	$ 1,532	$ 1,221
Total allowance for credit losses	$ 1,572	$ (1,311)	$ 162	$ 1,595	$ 281	$ 2,299	$ 1,572
Allowance for off-balance sheet and other items (8)	(79)	–	–		(5)	(84)	(79)
Total allowance for loan losses	$ 1,493	$ (1,311)	$ 162	$ 1,595	$ 276	$ 2,215	$ 1,493

(1) Primarily represents the translation impact of foreign currency-denominated allowance for loan losses. Included in the Specific and General allowance adjustments are $57 million and $25 million, respectively, related to the loans acquired in connection with the acquisition of RBTT Financial Group. The General allowance adjustment also includes $50 million related to the acquisition of Alabama National BanCorporation. Refer to Note 11.
(2) The October 31, 2007 comparative numbers reflect a reclassification of $8 million in each of the allowance for credit losses and the provision for credit losses from our U.S. retail residential mortgage portfolio to our U.S. wholesale real estate and related portfolio.
(3) Includes small business exposure managed on a pooled basis.
(4) Includes small business exposure managed on an individual client basis. Includes $65 million (2007 – $nil) of provisions related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(5) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7) Includes $84 million related to off-balance sheet and other items (2007 – $79 million).
(8) The allowance for off-balance sheet is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	2008				2007			
	1–29 days	30–89 days	90 days and greater	Total	1–29 days	30–89 days	90 days and greater	Total
Retail	$ 3,337	$ 1,401	$ 365	$ 5,103	$ 2,365	$ 960	$ 254	$ 3,579
Wholesale	1,830	649	114	2,593	620	207	26	853
Total	$ 5,167	$ 2,050	$ 479	$ 7,696	$ 2,985	$ 1,167	$ 280	$ 4,432

Net interest income after provision for credit losses

	2008	2007	2006
Net interest income	$ 9,360	$ 7,702	$ 6,796
Provision for credit losses	1,595	791	429
Net interest income after provision for credit losses	$ 7,765	$ 6,911	$ 6,367

Note 5 Securitizations

The following table summarizes our securitization activities for 2008, 2007 and 2006 (1).

	2008			2007 (2)		2006		
	Credit card loans (2)	Canadian residential mortgage loans (3), (4)	Commercial mortgage loans (5)	Canadian residential mortgage loans (3), (4)	Commercial mortgage loans (5)	Credit card loans (2)	Canadian residential mortgage loans (3), (4)	Commercial mortgage loans (5)
Securitized and sold	$ 1,470	$ 7,892	$ 166	$ 6,188	$ 1,937	$ 1,200	$ 6,329	$ 718
Net cash proceeds received	1,404	7,846	156	6,097	1,876	400	6,210	729
Asset-backed securities purchased	65	–	9	–	47	794	–	–
Retained rights to future excess interest	9	242	–	146	–	9	121	–
Pre-tax gain (loss) on sale	8	196	(1)	55	(14)	3	2	11

(1) We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2) With respect to the securitization of credit card loans, the net cash proceeds received represent gross cash proceeds of $1,469 million for the year ended October 31, 2008 (2007 – $nil; 2006 – $1,194 million) less funds used to purchase notes of $65 million (2007 – $nil; 2006 – $794 million) issued by Golden Credit Card Trust. The principal value of the notes was $65 million for the year ended October 31, 2008 (2007 – $nil; 2006 – $800 million).
(3) Canadian insured residential mortgage loans securitized during the year through the creation of mortgage-backed securities and retained as at October 31, 2008 were $9,464 million (2007 – $3,110 million; 2006 – $4,869 million). These securities are carried at fair value.
(4) All Canadian residential mortgage loans securitized are insured.
(5) During the year ended October 31, 2008, the net cash proceeds received represent gross proceeds of $165 million (2007 – $1,923 million) less funds used to purchase notes of $9 million (2007 – $47 million). The principal value of the notes was $10 million (2007 – $48 million). During the year ended October 31, 2006, the net cash proceeds received represent gross proceeds of $729 million.

In addition to the above securitization transactions, we sold US$67 million (C$70 million) of whole loans in commercial real estate mortgages to third-party investors at their principal amounts during the year ended October 31, 2008. The gains on these sales were $1.3 million during the year 2008. None were sold during 2007 or 2006.

During 2006, we sold $815 million of residential mortgage loans, resulting in a pre-tax loss of $3 million. None were sold during 2007 or 2008.

Cash flows from securitizations (1)

	2008			2007			2006		
	Credit card loans	Canadian residential mortgage loans		Credit card loans	Canadian residential mortgage loans		Credit card loans	Canadian residential mortgage loans	
		Variable rate	Fixed rate		Variable rate	Fixed rate		Variable rate	Fixed rate
Proceeds reinvested in revolving securitizations	$ 17,934	$ 641	$ 3,679	$ 15,684	$ 1,043	$ 3,559	$ 17,107	$ 466	$ 2,251
Cash flows from excess spread (2)	254	28	151	256	66	168	263	11	134

(1) This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.
(2) Includes servicing fees received.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key assumptions (1), (2)

	2008			2007 (3)		2006		
	Credit card loans	Canadian residential mortgage loans		Canadian residential mortgage loans		Credit card loans	Canadian residential mortgage loans	
		Variable rate	Fixed rate	Variable rate	Fixed rate		Variable rate	Fixed rate
Expected weighted average life of prepayable receivables (in years)	.25	4.00	3.67	2.63	3.69	.16	2.61	3.60
Payment rate	37.02%	33.36%	15.11%	29.20%	14.38%	40.02%	30.00%	15.39%
Excess spread, net of credit losses	3.86	.84	1.51	.88	.83	5.13	1.18	.99
Expected credit losses	2.49	–	–	–	–	2.15	–	–
Discount rate	10.00%	2.22–4.07%	2.22–4.77%	4.15–5.05%	4.15–5.05%	10.00%	4.24–4.93%	3.70–4.93%

(1) All rates are annualized except the payment rate for credit card loans which is monthly.
(2) This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.
(3) We did not securitize any credit card loans during 2007.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2008 was .54% (2007 – .52%). Static credit pool losses are not applicable to residential mortgages as substantially all the mortgages are government guaranteed.

The following table summarizes the loan principal, past due and net write-offs for total loans reported on our Consolidated Balance Sheets and securitized loans that we manage as at October 31, 2008 and 2007.

Loans managed

	2008			2007		
	Loan principal	Past due (1)	Net write-offs	Loan principal	Past due (1)	Net write-offs
Retail	$ 225,467	$ 1,141	$ 842	$ 192,633	$ 680	$ 718
Wholesale	96,300	2,309	406	69,967	756	66
Total loans managed (2)	321,767	3,450	1,248	262,600	1,436	784
Less: Loans securitized and managed						
Credit card loans	4,120	48	99	3,650	38	86
Canadian residential mortgage-backed securities created and sold	15,196	–	–	14,239	–	–
Canadian residential mortgage-backed securities created and retained	10,696	–	–	5,282	–	–
Total loans reported on the Consolidated Balance Sheets	$ 291,755	$ 3,402	$ 1,149	$ 239,429	$ 1,398	$ 698

(1) Includes impaired loans as well as loans that are contractually 90 days past due but are not considered impaired.
(2) Excludes any assets we have temporarily acquired with the intent at acquisition to sell to SPEs.

Sensitivity of key assumptions

Key assumptions are used to determine the fair value of our retained interests. The following table is a summary of the key assumptions used as at October 31, 2008 and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in these key assumptions.

Increase (decrease) in fair value of retained interests due to adverse changes in key assumptions (1), (2)

	2008			2007		
	Credit card loans	Canadian residential mortgage loans		Credit card loans	Canadian residential mortgage loans	
		Variable rate	Fixed rate		Variable rate	Fixed rate
Fair value of retained interests	$ 26.0	$ 42.1	$ 382.9	$ 27.5	$ 27.9	$ 386.7
Weighted average remaining service life (in years)	.25	4.51–5.89	2.58–4.32	.25	2.63–3.27	3.05–3.97
Payment rate	38.20%	28.00–40.00%	9.00–18.00%	37.39%	29.20–40.00%	9.25–18.00%
Impact on fair value of 10% adverse change	$ (1.6)	$ (3.7)	$ (10.1)	$ (1.6)	$ (.8)	$ (9.4)
Impact on fair value of 20% adverse change	(3.2)	(6.2)	(19.0)	(3.2)	(1.5)	(18.6)
Excess spread, net of credit losses	4.37%	.80%	.94–1.03%	5.72%	.68–.88%	.84–.89%
Impact on fair value of 10% adverse change	$ (5.4)	$ (11.4)	$ (46.4)	$ (5.0)	$ (14.0)	$ (37.1)
Impact on fair value of 20% adverse change	(10.7)	(21.9)	(91.3)	(10.0)	(28.0)	74.3
Expected credit losses	2.53%	–%	–%	2.18%	–%	–%
Impact on fair value of 10% adverse change	$ (2.0)	$ –	$ –	$ (1.2)	$ –	$ –
Impact on fair value of 20% adverse change	(3.0)	–	–	(2.3)	–	–
Discount rate	10.00%	2.94–4.00%	2.15–2.94%	10.00%	4.71–6.81%	4.69–4.71%
Impact on fair value of 10% adverse change	$ –	$ (.2)	$ (1.0)	$ –	$ (.2)	$ (2.3)
Impact on fair value of 20% adverse change	(.1)	(.4)	(2.1)	(.1)	(.3)	(4.5)

(1) All rates are annualized except for the credit card loans payment rate which is monthly.
(2) This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Generally, the changes in one factor may result in changes in another, which may magnify or counteract the sensitivity.

The following table provides information about VIEs as at October 31, 2008 and 2007, in which we have significant variable interests, and those we consolidate under CICA Accounting Guideline 15, *Consolidation of Variable Interest Entities* (AcG-15), because we are the Primary Beneficiary.

	2008		2007	
	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss
Unconsolidated VIEs in which we have significant variable interests (1)				
Multi-seller conduits (2)	$ 42,698	$ 43,513	$ 41,785	$ 42,912
Structured finance VIEs (3), (4)	15,245	5,319	2,841	407
Credit investment product VIEs	2,649	1,281	2,676	1,733
Investment funds	1,182	349	1,517	325
Third-party conduits (4)	734	386	1,830	825
Other	155	63	60	79
	$ 62,663	$ 50,911	$ 50,709	$ 46,281
Consolidated VIEs (5), (6)				
Structured finance VIEs (7)	$ 1,688		$ 560	
Investment funds	1,268		995	
Credit investment product VIEs	196		276	
Compensation vehicles	76		83	
Other	113		144	
	$ 3,341		$ 2,058	

(1) The maximum exposure to loss resulting from our significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives. We have recognized $7,207 million (2007 – $2,165 million) of this exposure on our Consolidated Balance Sheets.
(2) Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at October 31, 2008. Actual assets held by these conduits as at October 31, 2008, were $33,591 million (2007 – $29,290 million).
(3) Includes total assets and maximum exposure to loss of $10,555 million (2007 – $200 million) and $4,820 million (2007 – $200 million), respectively, relating to unconsolidated auction rate securities entities as well as Tender Option Bond programs to which we have sold auction rate securities.
(4) A VIE was reclassified from Third-party conduits to Structured finance VIEs. Total assets of this VIE as at October 31, 2007 were $2,434 million. We have also reassessed the maximum exposure to loss of this VIE as at October 31, 2007 to be $nil.
(5) The assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Interest-bearing deposits with banks of $114 million (2007 – $75 million), Trading securities of $1,409 million (2007 – $1,185 million), Available-for-sale securities of $nil (2007 – $315 million), Loans of $1,543 million (2007 – $nil) and Other assets of $199 million (2007 – $401 million). The compensation vehicles hold $76 million (2007 – $83 million) of our common shares, which are reported as Treasury shares. The obligation to provide our common shares to employees is recorded as an increase to Contributed surplus as the expense for the corresponding stock-based compensation plan is recognized.
(6) Investors have recourse only to the assets of the related VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs, provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the VIEs.
(7) Includes total assets of consolidated ARS entities of $1,688 million (2007 – $nil).

Multi-seller and third-party conduits

We administer six multi-seller asset-backed commercial paper conduit programs (multi-seller conduits). These conduits primarily purchase financial assets from clients and finance those purchases by issuing asset-backed commercial paper. Our clients primarily utilize multi-seller conduits to diversify their financing sources and to reduce funding costs.

The primary focus of the multi-seller conduits is to provide financing for asset classes originated by our clients, such as credit cards, auto loans and leases, trade receivables, student loans, asset-backed securities, equipment receivables and consumer loans. As at October 31, 2008, these asset classes comprised 95% of our maximum exposure to loss by client asset type. Less than 1% of outstanding securitized assets comprised U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans.

An unrelated third party (expected loss investor) absorbs credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits (multi-seller conduit first-loss position) before the multi-seller conduits' debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor absorbs a majority of each multi-seller conduit's expected losses, when compared to us; therefore, we are not the Primary Beneficiary and do not consolidate these conduits under AcG-15. However, we continue to hold a significant variable interest in these multi-seller conduits resulting from our provision of backstop liquidity facilities, partial credit enhancement and entitlement to residual fees.

We hold significant variable interests in third-party asset-backed security conduits primarily through providing liquidity support facilities. However, we are not the Primary Beneficiary and do not consolidate these conduits under AcG-15.

The liquidity and credit enhancement facilities are included and described in our disclosure on guarantees in Note 25.

Structured finance VIEs

In 2008, we purchased U.S. auction rate securities (ARS) from entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Certain of these entities are VIEs. Principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In our role as auction remarketing agent to these entities, we are under no legal obligation to purchase the notes issued by these entities in the auction process. We hold significant variable interests in certain unconsolidated entities. We consolidate the entities where our investments expose us to a majority of the expected losses.

We also sell ARS into Tender Option Bond (TOB) programs, where each TOB program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit issued by us and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating-rate certificates and we provide liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. Both the CE and the TOB trusts are VIEs. We have significant variable interests in these trusts through our liquidity facilities and letters of credit. However, the residual certificate holder is exposed to a majority of the expected losses in these trusts. As a result, we do not consolidate these trusts under AcG-15. The liquidity facilities and letters of credit are included in our disclosure on guarantees in Note 25.

In 2008, we sold ARS to an unaffiliated and unconsolidated entity at fair market value. The purchase of the ARS by this entity was financed by a loan from us, and the loan is secured by various assets of the entity. We are the remarketing agent for the ARS. The entity is a VIE. We have significant variable interests in this VIE as a result of providing the ARS loan, a credit facility and guarantees, which are secured by cash collateral, to the VIE. This VIE also enters into interest rate derivatives with other counterparties who are exposed to the majority of its variability; as a result, we do not consolidate this entity.

We finance VIEs that are part of transactions structured to achieve a desired outcome such as limiting exposure to specific assets or risks, obtaining indirect exposure to financial assets, supporting an enhanced yield, funding specific assets and meeting client requirements. We consolidate structured finance VIEs in which our interests expose us to a majority of the expected losses.

Creation of credit investment products
We use VIEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors' specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these VIEs (credit protection) in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these VIEs as collateral for notes issued but the transfer of assets does not meet sale recognition criteria under AcG-12.

These VIEs issue funded notes. In certain instances, we invest in the funded notes issued by these VIEs. Some of the VIEs also issue unfunded notes in the form of senior credit derivatives or funding commitment and we may be an investor of these unfunded notes. The investors in the funded and unfunded notes ultimately bear the cost of any payments made by the VIEs as a result of the credit protection provided to us. We consolidate the VIEs in which our investments in the notes expose us to a majority of the expected losses.

Investment funds
We enter into equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds for fees to provide their investors with the desired exposure, and we hedge our exposure from these derivatives by investing in other funds. We consolidate the investment funds when we are exposed to a majority of the expected losses of the funds.

Compensation vehicles
We use compensation trusts, which primarily hold our own common shares, to economically hedge our obligation to certain employees under some of our stock-based compensation programs. We consolidate the trusts in which we are the Primary Beneficiary.

Capital trusts
RBC Subordinated Notes Trust (Trust III) was created in 2007 to issue $1 billion of innovative subordinated debentures and RBC Capital Trust II (Trust II) was created in 2003 to issue $900 million of innovative capital instruments. We issued senior deposit notes of the same amounts to Trust II, and a senior deposit note of $999.8 million to Trust III. Although we own the common equity and voting control of these trusts, we are not the Primary Beneficiary since we are not exposed to the majority of the expected losses, and we do not have a significant interest in these trusts. For details on our innovative capital instruments, refer to Note 17.

Securitization of our financial assets
We employ VIEs in the process of securitizing our assets, none of which are consolidated under AcG-15. One entity is a QSPE under AcG-12, which is specifically exempt from consolidation under AcG-15, and our level of participation in each of the remaining VIEs relative to others does not expose us to a majority of the expected losses. We also do not have significant interests in these VIEs. For details on our securitization activities, refer to Note 5.

Note 7 Derivative instruments and hedging activities

Derivative instruments are categorized as either financial or non-financial derivatives. Financial derivatives are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or equity index. Non-financial derivatives are contracts whose value is derived from a commodity instrument or index.

Financial derivatives
Forwards and futures
Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized contracts with respect to amounts and settlement dates, and are traded on regular futures exchanges. Examples of forwards and futures are described below:

Interest rate forwards (forward rate agreements) and futures are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a predetermined future date at a specified price.

Foreign exchange forwards and futures are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Equity forwards and futures are contractual obligations to buy or sell at a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a predetermined future date.

Swaps
Swaps are over-the-counter contracts in which two counterparties exchange a series of cash flows based on agreed upon rates to a notional amount. The various swap agreements that we enter into are as follows:

Interest rate swaps are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount in a single currency. Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.

Equity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

Commodity swaps are contracts in which one counterparty agrees to pay or receive from the other cash flows based on changes in the value of a commodity index.

Options
Options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price, at or by a specified future date. The seller (writer) of an option can also settle the contract by paying the cash settlement value of the purchaser's right. The seller (writer) receives a premium from the purchaser for this right. The various option agreements that we enter into include interest rate options, foreign currency options, equity options and index options.

Credit derivatives
Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in value of the referenced asset as a result of specified credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment related to the deterioration in the value of the referenced asset. Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.

Other derivative products
Certain warrants and loan commitments that meet the definition of derivative are also included as derivative instruments.

Non-financial derivatives
We also transact in non-financial derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets.

Derivatives issued for trading purposes
Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenue based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives issued for other-than-trading purposes
We also use derivatives for purposes other than trading, primarily for hedging, in conjunction with the management of interest rate, credit and foreign exchange risk related to our own asset/liability management, funding and investment activities.

Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities, including funding and investment activities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio.

Certain derivatives and cash instruments are specifically designated and qualify for hedge accounting. We apply hedge accounting to minimize significant unplanned fluctuations in earnings caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in anticipated cash flows. When a hedging instrument functions effectively, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. We assess and measure the effectiveness of a derivative that is designated as a hedging instrument based on the change in its fair value. When cash instruments are designated as hedges of currency risks, only changes in their value due to currency risk are included in the assessment and measurement of hedge effectiveness.

We did not apply hedge accounting to any anticipated transactions or firm commitments during the year. As at October 31, 2008, after-tax net unrealized losses of $579 million (2007 – after-tax net unrealized gains of $24 million) were recognized in AOCI, representing the cumulative effective portions of our cash flow hedges.

From time to time, we also enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.

After-tax unrealized losses of $61 million (before-tax unrealized losses of $91 million) included in AOCI as at October 31, 2008 are expected to be reclassified to Net interest income within the next 12 months.

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	2008				2007			
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships			
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets								
Derivative instruments (2)	$ 879	$ 1,397	$ 355	$ 133,503	$ 390	$ 268	$ 856	$ 65,071
Liabilities								
Derivative instruments (2)	$ 1,597	$ 61	$ 1,229	$ 125,818	$ 206	$ 166	$ 5	$ 71,633
Non-derivative instruments (3)	–	449	5,886	n.a.	–	472	4,307	n.a.

(1) Includes $2 million of bank-owned life insurance policies stable value contracts (2007 – $71 million).
(2) All derivative instruments are carried at fair value.
(3) Non-derivative instruments are carried at amortized cost.
n.a. not applicable

Hedge activities

	2008			2007		
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges						
Ineffective portion	$ (6)	$ n.a.	$ n.a.	$ (14)	$ n.a.	$ n.a.
Cash flow hedges						
Ineffective portion	(8)	n.a.	n.a.	(9)	n.a.	n.a.
Effective portion	n.a.	n.a.	(603)	n.a.	n.a.	80
Reclassified to income during the year (1)	n.a.	(72)	n.a.	n.a.	(47)	n.a.
Net investment hedges						
Foreign currency gains (losses)	n.a.	n.a.	5,080	n.a.	n.a.	(2,965)
(Losses) gains from hedges	n.a.	n.a.	(2,672)	n.a.	n.a.	1,804
	$ (14)	$ (72)	$ 1,805	$ (23)	$ (47)	$ (1,081)

(1) After-tax losses of $49 million were reclassified from AOCI to income for the year ended October 31, 2008 (2007 – losses of $31 million).
n.a. not applicable

Notional amount of derivatives by term to maturity

	2008						2007	
	Term to maturity							
	Within 1 year	1 to 5 years	Over 5 years (1)	Total	Trading	Other than trading	Trading	Other than trading
Over-the-counter contracts								
Interest rate contracts								
Forward rate agreements	$ 245,673	$ 19,369	$ –	$ 265,042	$ 265,042	$ –	$ 201,853	$ –
Swaps	962,719	1,201,252	594,231	2,758,202	2,534,700	223,502	2,096,153	158,393
Options purchased	21,001	28,492	43,114	92,607	91,826	781	89,585	1,003
Options written	28,024	36,559	100,482	165,065	164,847	218	149,169	573
Foreign exchange contracts								
Forward contracts	870,019	30,589	1,115	901,723	856,124	45,599	710,961	30,815
Cross currency swaps	6,121	8,811	11,097	26,029	25,484	545	17,748	399
Cross currency interest rate swaps	69,174	184,000	91,984	345,158	291,688	53,470	242,319	36,019
Options purchased	34,436	10,990	971	46,397	46,334	63	36,756	7
Options written	34,659	11,151	481	46,291	46,234	57	38,355	–
Credit derivatives (2)	33,199	156,092	86,548	275,839	272,525	3,314	393,247	5,977
Other contracts (3)	45,156	28,543	31,297	104,996	104,037	959	73,804	142
Exchange-traded contracts								
Interest rate contracts								
Futures – long positions	51,882	20,295	11	72,188	72,024	164	77,086	278
Futures – short positions	84,046	12,826	–	96,872	96,872	–	132,008	184
Options purchased	10,200	4,493	–	14,693	14,693	–	14,964	–
Options written	10,669	896	–	11,565	11,565	–	4,656	–
Foreign exchange contracts								
Futures – long positions	222	–	–	222	222	–	327	–
Futures – short positions	394	–	–	394	394	–	9,689	–
Other contracts (3)	179,996	10,281	6,373	196,650	196,650	–	254,206	–
	$ 2,687,590	$ 1,764,639	$ 967,704	$ 5,419,933	$ 5,091,261	$ 328,672	$4,542,886	$ 233,790

(1) Includes contracts maturing in over 10 years with a notional value of $255,281 million (2007 – $205,976 million). The related gross positive replacement cost is $9,840 million (2007 – $10,910 million).
(2) Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes. Credit derivatives with a notional value of $3,167 million (2007 – $5,530 million) are economic hedges.
(3) Comprises precious metal, commodity and equity-linked derivative contracts other than embedded equity-linked contracts.

The following table provides the fair value of our derivative instruments:

Fair value of derivative instruments

	2008				2007			
	Average fair value for year ended (1)		Year-end fair value		Average fair value for year ended (1)		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Held or issued for trading purposes								
Interest rate contracts								
Forward rate agreements	$ 191	$ 143	$ 329	$ 220	$ 44	$ 49	$ 72	$ 25
Swaps	21,632	21,559	32,596	30,448	13,938	14,241	14,250	14,446
Options purchased	797	–	1,569	–	621	–	488	–
Options written	–	1,216	–	1,714	–	786	–	625
	22,620	22,918	34,494	32,382	14,603	15,076	14,810	15,096
Foreign exchange contracts								
Forward contracts	12,831	12,793	37,096	36,682	8,342	8,508	14,503	14,410
Cross currency swaps	2,396	1,777	1,597	1,574	2,231	1,522	3,066	2,141
Cross currency interest rate swaps	12,628	11,806	18,654	18,628	8,987	9,419	13,634	14,250
Options purchased	1,214	–	1,850	–	1,044	–	1,221	–
Options written	–	1,160	–	1,830	–	1,028	–	1,302
	29,069	27,536	59,197	58,714	20,604	20,477	32,424	32,103
Credit derivatives (2)	13,131	11,868	16,456	15,344	3,964	3,508	10,416	9,375
Other contracts (3)	8,617	11,486	18,914	17,322	6,096	9,537	4,925	10,317
	$ 73,437	$ 73,808	$ 129,061	$ 123,762	$ 45,267	$ 48,598	$ 62,575	$ 66,891
Held or issued for other than trading purposes								
Interest rate contracts								
Swaps			$ 3,687	$ 2,774			$ 1,110	$ 760
Options purchased			19	–			6	–
Options written			–	31			–	25
			3,706	2,805			1,116	785
Foreign exchange contracts								
Forward contracts			1,404	1,299			921	503
Cross currency swaps			10	24			2	9
Cross currency interest rate swaps			3,377	2,544			1,371	3,635
Options purchased			10	–			–	–
Options written			–	6			–	–
			4,801	3,873			2,294	4,147
Credit derivatives (2)			400	15			36	30
Other contracts (3)			15	6			20	42
			8,922	6,699			3,466	5,004
Total gross fair values before netting (4)			137,983	130,461			66,041	71,895
Impact of master netting agreements								
With intent to settle net or simultaneously (5)			(1,756)	(1,756)			(473)	(473)
Without intent to settle net or simultaneously (6)			(76,179)	(76,179)			(38,256)	(38,256)
Total			$ 60,048	$ 52,526			$ 27,312	$ 33,166

(1) Average fair value amounts are calculated based on monthly balances.
(2) Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes.
(3) Comprises precious metal, commodity and equity-linked derivative contracts. Certain warrants and loan commitments that meet the definition of derivatives are also included.
(4) Market and credit valuation adjustments that are determined on an instrument-specific basis are included. For the remaining instruments, these adjustments are determined on a pooled basis and thus, have been excluded. Positive year-end fair values exclude market and credit valuation adjustments of $(1,117) million (2007 – $nil) and margin requirements of $1,024 million (2007 – $1,017 million).
(5) Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.
(6) Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.

Fair value of derivative instruments by term to maturity

	2008				2007
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1), (2)	$ 60,800	$ 43,760	$ 31,667	$ 136,227	$ 65,568
Derivative liabilities	56,269	42,797	29,639	128,705	71,422

(1) Includes $2 million of bank-owned life insurance policies stable value contracts (2007 – $71 million).
(2) Market and credit valuation adjustments that are determined on an instrument-specific basis are included. For the remaining instruments, these adjustments are determined on a pooled basis and thus, have been excluded. Derivative assets exclude market and credit valuation adjustments of $(1,117) million (2007 – $nil) and margin requirements of $1,024 million (2007 – $1,017 million).

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract's notional amount.

We subject our derivative-related credit risk to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.

Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. The two main categories of netting are close-out netting and settlement netting. Under a close-out netting provision, if the counterparty defaults, we have the right to terminate all transactions covered by the master netting agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed by either the counterparty or us. Under a settlement netting provision, all payments and receipts in the same currency and due on the same day between specified branches are netted, generating a single payment in each currency, due either by us or the counterparty. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value passes a specified threshold amount.

The replacement cost for 2008 represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements. The replacement cost for 2007 represents the total fair value of all outstanding contracts in a gain position before and after factoring in the master netting agreements. The amounts in the table below exclude fair value of $5,999 million (2007 – $955 million) relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risk.

The credit equivalent amount is defined as the sum of the replacement cost plus an add-on amount for potential future credit exposure as defined by OSFI.

The risk-adjusted amount is determined by applying the standard OSFI-defined measures of counterparty risk to the credit equivalent amount.

Derivative-related credit risk

	2008 (1)			2007		
	Replacement cost	Credit equivalent amount	Risk-adjusted balance (2)	Replacement cost	Credit equivalent amount	Risk-adjusted balance (2)
Interest rate contracts						
Forward rate agreements	$ 329	$ 430	$ 244	$ 72	$ 92	$ 22
Swaps	7,743	12,938	4,106	15,360	23,484	5,213
Options purchased	353	729	230	364	1,032	248
	8,425	14,097	4,580	15,796	24,608	5,483
Foreign exchange contracts						
Forward contracts	16,438	19,797	3,938	15,424	22,222	5,674
Swaps	9,692	19,212	3,806	18,073	32,901	6,138
Options purchased	508	1,101	274	1,221	1,832	466
	26,638	40,110	8,018	34,718	56,955	12,278
Credit derivatives (3)	5,607	10,344	8,130	10,416	35,026	8,465
Other contracts (4)	12,979	17,680	5,168	4,120	6,723	2,251
Derivatives before master netting agreements	$ n.a.	$ n.a.	$ n.a.	$ 65,050	$ 123,312	$ 28,477
Impact of master netting agreements	n.a.	n.a.	n.a.	(38,729)	(65,339)	(14,020)
Total derivatives after master netting agreements (5)	$ 53,649	$ 82,231	$ 25,896	$ 26,321	$ 57,973	$ 14,457

(1) The amounts presented for 2008 are net of master netting agreements in accordance with Basel II.
(2) The 2008 risk-adjusted balance was calculated in accordance with Basel II. The 2007 risk-adjusted balance was calculated in accordance with Basel I.
(3) Comprises credit default swaps, total return swaps and credit default baskets. The above excludes credit derivatives issued for other-than-trading purposes related to bought and sold protection with a replacement cost of $400 million (2007 – $36 million). Credit derivatives issued for other-than-trading purposes related to sold protection with a replacement cost of $3 million (2007 – $.4 million), credit equivalent amount of $147 million (2007 – $447 million) and risk-adjusted asset amount of $35 million (2007 – $447 million) which were given guarantee treatment per OSFI guidance.
(4) Comprises precious metal, commodity and equity-linked derivative contracts.
(5) The total credit equivalent amount after netting includes collateral applied of $4,721 million (2007 – $2,228 million).

Replacement cost of derivative instruments by risk rating and by counterparty type

	2008								
	Risk rating (1)					Counterparty type (2)			
	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$ 68,657	$ 40,630	$ 15,388	$ 7,308	$ 131,983	$ 82,512	$ 6,593	$ 42,878	$ 131,983
Impact of master netting agreements	41,916	24,587	8,487	2,944	77,934	65,073	-	12,861	77,934
Replacement cost (after netting agreements) (3)	$ 26,741	$ 16,043	$ 6,901	$ 4,364	$ 54,049	$ 17,439	$ 6,593	$ 30,017	$ 54,049
Replacement cost (after netting agreements) – 2007 (3)	$ 14,100	$ 6,684	$ 3,782	$ 1,791	$ 26,357	$ 7,057	$ 8,188	$ 11,112	$ 26,357

(1) Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(2) Counterparty type is defined in accordance with the capital adequacy requirements of OSFI.
(3) Includes credit derivatives issued for other-than-trading purposes with a total replacement cost of $400 million (2007 – $36 million).

Note 8 Premises and equipment

	2008			2007		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 216	$ –	$ 216	$ 133	$ –	$ 133
Buildings	845	427	418	553	333	220
Computer equipment	3,882	2,437	1,445	3,049	1,986	1,063
Furniture, fixtures and other equipment	1,395	981	414	1,059	764	295
Leasehold improvements	1,624	857	767	1,147	727	420
	$ 7,962	$ 4,702	$ 3,260	$ 5,941	$ 3,810	$ 2,131

The depreciation expense for premises and equipment for 2008 was $539 million (2007 – $434 million; 2006 – $405 million).

RBC Dexia Investor Services

We operate our institutional and investor services business (IIS) through our joint venture, RBC Dexia Investor Services (RBC Dexia IS).

Assets and liabilities representing our interest in RBC Dexia IS and our proportionate share of its financial results before adjusting for related party transactions are presented in the following tables:

	As at	
	October 31, 2008	October 31, 2007
Consolidated Balance Sheets		
Assets (1)	$ 19,136	$ 15,544
Liabilities	18,114	14,533

(1) Includes $72 million (2007 – $69 million) of goodwill and $158 million (2007 – $179 million) of intangible assets.

	For the year ended October 31, 2008	For the year ended October 31, 2007	For the nine months ended October 31, 2006 (1)
Consolidated Statements of Income			
Net interest income	$ 162	$ 116	$ 75
Non-interest income	647	600	363
Non-interest expense	602	529	315
Net income	135	125	73
Consolidated Statements of Cash Flows			
Cash flows used in operating activities	$ (1,433)	$ (546)	$ (71)
Cash flows used in investing activities	(2,158)	(2,299)	(97)
Cash flows from (used in) financing activities	3,713	2,856	165

(1) For the year ended October 31, 2006, we did not report our proportionate share of RBC Dexia IS results for our quarter ended January 31, 2006 as the joint venture was formed on January 2, 2006, and we report its results on a one-month lag basis.

We provide certain services to RBC Dexia IS, which include administrative and technology support, human resources, and credit and banking facilities to support its operations. RBC Dexia IS also provides certain services to us, including custody and trusteeship, fund and investment administration, transfer agency and investor services. These services and facilities are provided by the respective parties in the normal course of operations on terms similar to those offered to non-related parties. The amount of income earned and expenses incurred by RBC Dexia IS related to transactions with RBC are as follows:

	For the year ended October 31, 2008	For the year ended October 31, 2007	For the nine months ended October 31, 2006 (1)
Net interest income	$ 145	$ 157	$ 99
Non-interest income	28	26	16
Non-interest expense	38	34	28

(1) For the year ended October 31, 2006, we did not report the amounts of income earned and expenses incurred by RBC Dexia IS related to transactions with RBC for our quarter ended January 31, 2006 as the joint venture was formed on January 2, 2006, and we report its results on a one-month lag basis.

Note 10 Goodwill and other intangibles

Effective February 7, 2007, as discussed in Note 28, our previous three business segments were reorganized into four business segments. This reorganization resulted in the realignment of certain reporting units. Accordingly, we have reallocated our goodwill to the new reporting units using the relative fair value approach.

Effective May 1, 2008, as discussed in Note 28, we created our Insurance segment, formerly a business under Canadian Banking. This reorganization resulted in the realignment of certain reporting units. Accordingly, we have reallocated our goodwill to the reporting units using the relative fair value approach. The reorganization also resulted in the U.S. & International Banking segment being renamed International Banking.

The following tables disclose the changes in goodwill during 2007 and 2008, including the reallocation of goodwill to the new reporting units.

Goodwill

	RBC Canadian Personal and Business	RBC U.S. and International Personal and Business	RBC Capital Markets	Total
Balance at October 31, 2006	$ 2,491	$ 900	$ 913	$ 4,304
Goodwill acquired between November 1, 2006 and January 31, 2007	–	406	121	527
Other adjustments (1)	9	58	34	101
Balance at January 31, 2007	$ 2,500	$ 1,364	$ 1,068	$ 4,932

(1) Other adjustments in the first quarter of 2007 primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.

Reallocation of goodwill

	Goodwill balance before business reorganization	Canadian Banking	Wealth Management	U.S. & International Banking	Capital Markets	Goodwill balance after business reorganization
RBC Canadian Personal and Business	$ 2,500	$ 2,069	$ 431	$ –	$ –	$ 2,500
RBC U.S. and International Personal and Business	1,364	–	583	781	–	1,364
RBC Capital Markets	1,068	–	–	109	959	1,068
Balance at January 31, 2007	$ 4,932	$ 2,069	$ 1,014	$ 890	$ 959	$ 4,932
Goodwill acquired between February 1 and October 31, 2007	372	–	31	323	18	372
Other adjustments (1)	(552)	(19)	(163)	(217)	(153)	(552)
Balance at October 31, 2007	$ 4,752	$ 2,050	$ 882	$ 996	$ 824	$ 4,752

(1) Other adjustments in the last three quarters of 2007 primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.

Goodwill

	Canadian Banking	Wealth Management	U.S. & International Banking	Capital Markets	Total
Balance at October 31, 2007	$ 2,050	$ 882	$ 996	$ 824	$ 4,752
Goodwill acquired between November 1, 2007 and April 30, 2008	–	–	1,270	–	1,270
Other adjustments (1)	–	70	11	62	143
Balance at April 30, 2008	$ 2,050	$ 952	$ 2,277	$ 886	$ 6,165

(1) Other adjustments in the first two quarters of 2008 primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.

Reallocation of goodwill

	Goodwill balance before business reorganization	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Goodwill balance after business reorganization
Canadian Banking	$ 2,050	$ 1,919	$ –	$ 131	$ –	$ –	$ 2,050
Wealth Management	952	–	952	–	–	–	952
U.S. & International Banking	2,277	–	–	–	2,277	–	2,277
Capital Markets	886	–	–	–	–	886	886
Balance at April 30, 2008	$ 6,165	$ 1,919	$ 952	$ 131	$ 2,277	$ 886	$ 6,165
Goodwill acquired between May 1 and October 31, 2008	$ 2,775	$ –	$ 1,147	$ –	$ 1,607	$ 21	$ 2,775
Other adjustments (1)	1,037	–	147	22	722	146	1,037
Balance at October 31, 2008	$ 9,977	$ 1,919	$ 2,246	$ 153	$ 4,606	$ 1,053	$ 9,977

(1) Other adjustments in the last two quarters of 2008 primarily include the impact of foreign exchange translations on foreign currency-denominated goodwill.

We have also completed the annual assessment for goodwill impairment in all reporting units and have determined that there was no goodwill impairment for the year ended October 31, 2008 (2007 – $nil; 2006 – $nil).

Other intangibles

	2008			2007		
	Gross carrying amount	Accumulated amortization (1)	Net carrying amount	Gross carrying amount	Accumulated amortization (1)	Net carrying amount
Core deposit intangibles	$ 725	$ (273)	$ 452	$ 376	$ (170)	$ 206
Customer lists and relationships	1,073	(287)	786	605	(200)	405
Mortgage servicing rights	70	(54)	16	47	(30)	17
	$ 1,868	$ (614)	$ 1,254	$ 1,028	$ (400)	$ 628

(1) Total amortization expense for 2008 was $135 million (2007 – $96 million).

The projected amortization of Other intangibles for each of the years ending October 31, 2009 to October 31, 2013 is approximately $126 million. There were no writedowns of intangible assets due to impairment for the year ended October 31, 2008 (2007 – $nil).

2008

International Banking

In February 2008, RBC Bancorporation (USA), formerly RBC Centura Banks, Inc., completed the acquisition of Birmingham-based Alabama National BanCorporation (ANB), parent of 10 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia.

In June 2008, we completed the acquisition of RBTT Financial Group (RBTT) for a total purchase price of TT$13.7 billion (C$2.3 billion). RBTT is a Caribbean-based banking and financial services group which offers a complete range of banking and financial intermediation services to customers in Trinidad and Tobago and other Caribbean countries. We have not recognized revenues or expenses for the month of October 2008 as we report the results of RBTT on a one-month lag basis.

The purchase price allocations of these acquisitions are preliminary and may be revised when estimates and assumptions are finalized and the valuation of assets and liabilities is completed. We do not anticipate that any revisions will be significant to our financial statements. Details of the purchase price and the preliminary allocation are as follows:

	ANB	RBTT
Acquisition date	February 22, 2008	June 16, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction	Total cash payment of US$939 million and 16.4 million RBC common shares valued at US$49.9067 each	Total cash payment of TT$8.3 billion and 18.2 million RBC common shares valued at US$48.2540 each
Purchase consideration in Canadian dollar equivalent	$ 1,779	$ 2,278
Fair value of tangible assets acquired (1)	$ 7,459	$ 8,787
Fair value of liabilities assumed (2)	(7,079)	(8,200)
Fair value of identifiable net assets acquired	380	587
Core deposit intangibles (3)	91	121
Goodwill	1,307	1,570
Total purchase consideration	$ 1,778	$ 2,278

(1) Included in the fair value of tangible assets acquired from ANB are loans of approximately $140 million that have been identified for sale.
(2) Includes future income tax liabilities of $32 million and $31 million related to the intangible assets acquired for ANB and RBTT, respectively.
(3) Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.

Wealth Management

In May 2008, we completed the acquisition of Vancouver-based Phillips, Hager & North Investment Management Ltd. (PH&N), an investment management firm with approximately $68 billion of assets under management.

In June 2008, we completed the acquisition of Washington D.C.-based Ferris, Baker Watts, Incorporated (FBW), a full-service broker-dealer with 42 branch offices in eight states and the District of Columbia.

The purchase price allocations of these acquisitions are preliminary and have not been finalized because the valuation of certain assets and liabilities has not been completed. Details of the preliminary purchase price allocations are as follows:

	PH&N	FBW
Acquisition date	May 1, 2008	June 20, 2008
Percentage of shares acquired	100%	100%
Purchase consideration in the currency of the transaction (1)	20.2 million RBC common shares and 6.75 million exchangeable shares of a wholly owned subsidiary of RBC valued at $48.0025 each	Total cash payment of US$27 million and 4.8 million RBC common shares valued at US$48.2485 each
Purchase consideration in Canadian dollar equivalent	$ 1,297	$ 265
Fair value of tangible assets acquired	$ 57	$ 421
Fair value of liabilities assumed (2)	(178)	(301)
Fair value of identifiable net assets acquired	(121)	120
Customer relationships (3)	423	7
Goodwill	995	138
Total purchase consideration	$ 1,297	$ 265

(1) The exchangeable shares issued for the acquisition of PH&N will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.
(2) Includes future income tax liabilities of $125 million and $3 million related to the intangible assets acquired for PH&N and FBW, respectively.
(3) Customer relationships are amortized on a straight-line basis over an estimated average useful life of 11 years and seven years for PH&N and FBW, respectively.

Other acquisitions

During the year ended October 31, 2008, we also completed the following acquisitions: (i) on December 4, 2007, International Banking completed the acquisition of a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited; (ii) on August 4, 2008, Capital Markets completed the acquisition of Richardson Barr & Co., a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector; and (iii) on October 1, 2008, Canadian Banking acquired ABN AMRO's Canadian commercial leasing division. The combined preliminary purchase price of these acquisitions, which were not material to the respective segments, was $389 million and resulted in goodwill of $26 million.

2007

International Banking

In December 2006, we completed the acquisition of Atlanta, Georgia-based Flag Financial Corporation (Flag) and its subsidiary, Flag Bank, and in March 2007, we completed the acquisition of 39 branches of AmSouth Bank in Alabama (AmSouth branches). Details of these acquisitions are as follows:

	Flag	AmSouth branches
Acquisition date	December 8, 2006	March 9, 2007
Percentage of shares acquired	100%	n.a.
Purchase consideration in the currency of the transaction	Cash payment of US$435	Cash payment of US$343
Purchase consideration in Canadian dollar equivalent	$ 498	$ 405
Fair value of tangible assets acquired	$ 1,912	$ 2,368
Fair value of liabilities assumed (1)	(1,870)	(2,369)
Fair value of identifiable net tangible assets acquired (net liabilities assumed)	42	(1)
Core deposit intangibles and other intangibles (2), (3)	50	83
Goodwill	406	323
Total purchase consideration	$ 498	$ 405

(1) Includes future income tax liabilities of $12 million and $10 million related to the intangible assets acquired for Flag and AmSouth Branches, respectively.

(2) Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.

(3) Included in the acquisition of Flag was $7 million of Other intangibles ($nil for AmSouth branches) which relates to non-compete agreements and are amortized over the term of the agreements for a maximum of three years.

n.a. Not applicable

Other acquisitions

Capital Markets

During 2007, we completed three acquisitions for a total cost of US$150 million (C$170 million), which were paid in cash: (i) Ohio-based Seasongood & Mayer, LLC, a public finance firm and leading underwriter of municipal debt, and its wholly owned subsidiary, Seasongood Asset Management, an investment advisor to public funds clients; (ii) the broker-dealer business and certain other assets of the Carlin Financial Group, a New York-based broker-dealer; and (iii) Colorado-based Daniels & Associates, L.P., an M&A advisory firm specializing in the communications, media and entertainment, and technology sectors. These acquisitions were not material to Capital Markets and resulted in goodwill of $160 million.

Wealth Management

In May 2007, we completed the acquisition of New Jersey-based J.B. Hanauer & Co., a privately held financial services firm which specializes in retail fixed income and wealth management services for cash. Total purchase price was US$65 million (C$71 million), of which US$42 million (C$45 million) was paid at close and the final adjustment was paid subsequent to October 31, 2008 under the purchase agreement. The acquisition was not material to Wealth Management and resulted in goodwill of $43 million.

Note 12 Other assets

	2008	2007
Receivable from brokers, dealers and clients	$ 10,269	$ 4,048
Accrued interest receivable	2,461	2,608
Investment in associated corporations and limited partnerships	1,156	1,420
Insurance-related assets (1)	1,062	827
Net future income tax asset (refer to Note 23)	1,706	1,251
Prepaid pension benefit cost (2) (refer to Note 20)	551	590
Other	8,126	7,109
	$ 25,331	$ 17,853

(1) Insurance-related assets include policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements, and deferred acquisition costs.

(2) Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.

The following table details our deposit liabilities:

	2008				2007
	Demand (1)	Notice (2)	Term (3), (4)	Total	Total
Personal	$ 59,946	$ 4,580	$ 74,510	$ 139,036	$ 116,557
Business and government (4), (5)	100,011	3,245	166,738	269,994	219,886
Bank	6,699	12	22,834	29,545	28,762
	$ 166,656	$ 7,837	$ 264,082	$ 438,575	$ 365,205
Non-interest-bearing					
Canada				$ 34,463	$ 28,254
United States				4,682	2,285
Other International				4,579	1,693
Interest-bearing					
Canada (4), (5)				168,246	155,190
United States				68,450	41,514
Other International				158,155	136,269
				$ 438,575	$ 365,205

(1) Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.

(2) Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.

(3) Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2008, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $63.2 billion (2007 – $51.5 billion).

(4) The senior deposit note of $900 million issued to Trust II (refer to Note 17) is included in Business and government deposits. This senior deposit note bears interest at an annual rate of 5.812% and will mature on December 31, 2053. The note is redeemable at our option, in whole or in part, on and after December 31, 2008, subject to the approval of OSFI. It may be redeemed earlier, at our option in certain specified circumstances, subject to the approval of OSFI. Each $1,000 of the note principal is convertible at any time into 40 of our Non-cumulative redeemable First Preferred Shares Series U at the option of Trust II. Trust II will exercise this conversion right in circumstances in which holders of RBC Trust Capital Securities Series 2013 (RBC TruCS 2013) exercise their holder exchange right. Refer to Note 17 for more information on RBC TruCS 2013.

(5) Business and government deposits also include a senior deposit note of $999.8 million issued to RBC Subordinated Notes Trust (Trust III) (refer to Note 17). This senior deposit note bears interest at an annual rate of 4.72% and will mature on April 30, 2017. Subject to OSFI's approval, the note is redeemable at our option, in whole or in part, on or after April 30, 2012, at the Redemption Price and may also be redeemed earlier at our option at the Early Redemption Price. The Redemption Price is an amount equal to $1,000 plus the unpaid distributions to the redemption date. The Early Redemption Price is an amount equal to the greater of (i) the Redemption Price, and (ii) the price calculated to provide an annual yield, equal to the yield on Government of Canada bonds from the redemption date to April 30, 2012, plus 11 basis points.

The following table presents the contractual maturities of our demand, notice and term deposit liabilities. Included in "within 1 year" are deposits payable on demand and deposits payable after notice.

Deposits (1)

	2008	2007
Within 1 year	$ 357,112	$ 308,708
1 to 2 years	30,768	17,484
2 to 3 years	19,912	15,290
3 to 4 years	10,871	9,501
4 to 5 years	11,319	8,552
Over 5 years	8,593	5,670
	$ 438,575	$ 365,205

(1) The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2008 was $221 billion (2007 – $186 billion).

The following table presents the average deposit balances and average rates of interest paid during 2008 and 2007.

Average deposit balances and rates

	Average balances		Average rates	
	2008	2007	2008	2007
Canada	$ 187,182	$ 190,754	2.36%	2.97%
United States	58,997	54,812	2.98	4.68
Other International	164,862	122,910	3.63	4.50
	$ 411,041	$ 368,476	2.96%	3.74%

Insurance claims and policy benefit liabilities

	2008	2007
Life and Health	$ 6,676	$ 6,664
Property and Casualty	459	417
Reinsurance	250	202
Total	$ 7,385	$ 7,283
Future policy benefit liabilities	$ 6,660	$ 6,610
Claims liabilities	725	673
Total	$ 7,385	$ 7,283

The net increase in Insurance claims and policy benefit liabilities over the prior year comprised (i) the unfavourable impact of the depreciation of the Canadian dollar on U.S. dollar-denominated liabilities, (ii) the net increase in life and health, reinsurance and property and casualty liabilities attributable to business growth, (iii) the decrease due to market movements on assets backing life and health liabilities and (iv) decreased reinsurance liabilities reflecting claim payments related to hurricanes Katrina, Rita and Wilma.

Furthermore, the review of various actuarial assumptions and completion of certain actuarial experience studies resulted in a net decrease of $33 million in life insurance liabilities (2007 – $57 million) and a net decrease of $111 million in health insurance liabilities (2007 – $32 million). This was predominantly driven by the impact of ongoing experience studies, refinements to cash flow models and methods, investment portfolio changes and updated interest rate assumptions.

The changes in the Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates changed.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.

Reinsurance recoverables related to property and casualty insurance business, which are included in Other assets, include amounts related to paid benefits and unpaid claims. Reinsurance recoverables related to our life insurance business are included in Insurance claims and policy benefit liabilities to offset the related liabilities.

Reinsurance amounts (ceded premiums) included in Non-interest income for the years ended October 31 are shown in the table below.

Net premiums

	2008	2007	2006
Gross premiums	$ 3,760	$ 3,445	$ 3,405
Ceded premiums	(896)	(852)	(810)
	$ 2,864	$ 2,593	$ 2,595

Note 15 Other liabilities

	2008	2007
Short-term borrowings of subsidiaries	$ 5,402	$ 3,784
Payable to brokers, dealers and clients	9,610	3,941
Accrued interest payable	2,925	2,908
Accrued pension and other post-employment benefit expense (1) (refer to Note 20)	1,383	1,266
Insurance-related liabilities	428	408
Dividends payable	701	661
Payroll and related compensation	3,855	3,960
Trade payables and related accounts	2,329	1,854
Taxes payable	139	1,078
Cheques and other items in transit	1,193	281
Other	7,724	8,342
	$ 35,689	$ 28,483

(1) Accrued pension and other post-employment benefit expense represents the cumulative excess of pension and other post-employment benefit expense over pension and other post-employment fund contributions.

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of OSFI.

All subordinated debentures are redeemable at our option. The amounts presented below are net of our holdings in these securities which have not been cancelled and are still outstanding.

Maturity	Earliest par value redemption date	Interest rate	Denominated in foreign currency		2008		2007
March 15, 2009		6.50%	US$125	$	151	$	118
January 22, 2013	January 22, 2008 (1)	6.10%			–		483
January 27, 2014	January 27, 2009 (2)	3.96% (3)			500		495
June 1, 2014	June 1, 2009 (4)	4.18% (3)			1,001		976
November 14, 2014		10.00%			271		257
January 25, 2015	January 25, 2010 (5)	7.10% (3)			528		515
June 24, 2015	June 24, 2010 (2)	3.70% (3)			816		775
April 12, 2016	April 12, 2011 (6)	6.30% (3)			407		389
March 11, 2018	March 11, 2013 (7)	4.84% (8)			1,039		–
June 6, 2018	June 6, 2013 (9)	5.00% (10)			1,012		–
November 4, 2018	November 4, 2013 (11)	5.45% (3)			1,102		1,021
June 8, 2023		9.30%			110		110
June 26, 2037	June 26, 2017 (12)	2.86% (13)	JPY 10,000		81		77
October 1, 2083	(14)	(15)			224		224
June 6, 2085	(14)	(16)	US$189		228		179
June 18, 2103	June 18, 2009 (17)	5.95% (18)			672		622
				$	8,142	$	6,241
Deferred financing costs					(11)		(6)
				$	8,131	$	6,235

The terms and conditions of the debentures are as follows:

(1) Redeemed on the earliest par value redemption date at par value.
(2) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.
(3) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance rate.
(4) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 9 basis points and (ii) par value, and thereafter at any time at par value.
(5) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.
(6) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.
(7) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 42.5 basis points and (ii) par value, and thereafter at any time at par value.
(8) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.00% above the 90-day Bankers' Acceptance rate.
(9) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 44 basis points and (ii) par value, and thereafter at any time at par value.
(10) Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 2.15% above the 90-day Bankers' Acceptance rate.
(11) Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 14 basis points and (ii) par value, and thereafter at any time at par value.
(12) Redeemable on or after June 26, 2017 at par value.
(13) Fixed interest rate at 2.86% per annum, payable semi-annually.
(14) Redeemable on any interest payment date at par value.
(15) Interest at a rate of 40 basis points above the 30-day Bankers' Acceptance rate.
(16) Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.
(17) Redeemable on June 18, 2009, or every fifth anniversary of such date at par value. Redeemable on any other date at the greater of par and the yield on a non-callable Government of Canada bond plus 21 basis points if redeemed prior to June 18, 2014, or 43 basis points if redeemed at any time after June 18, 2014.
(18) Interest at a rate of 5.95% until earliest par value redemption date and every 5 years thereafter at the 5-year Government of Canada yield plus 172 basis points.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

		2008
Within 1 year	$	151
1 to 5 years		–
5 to 10 years		5,574
Thereafter		2,417
	$	8,142

We issue innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Trust Subordinated Notes (RBC TSNs), through three SPEs: RBC Capital Trust (Trust), RBC Capital Trust II (Trust II) and RBC Subordinated Notes Trust (Trust III).

On April 28, 2008, we issued $500 million of RBC Trust Capital Securities Series 2008-1 (RBC TruCS 2008-1) through our consolidated subsidiary RBC Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario. The issue was priced at $1,000 per RBC TruCS 2008-1, and the proceeds were used to fund the Trust's acquisition of trust assets. The holders of RBC TruCS 2008-1 do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2008-1 are classified as Non-controlling interest in subsidiaries (refer to Note 19).

In prior years, we also issued non-voting RBC Trust Capital Securities Series 2010, 2011 and 2015 (RBC TruCS 2010, 2011 and 2015) through the Trust. RBC TruCS 2010 and 2011 are classified as Trust capital securities. The proceeds of the RBC TruCS 2010 and 2011 were used to fund the Trust's acquisition of trust assets. Holders of RBC TruCS 2010 and 2011 are eligible to receive semi-annual non-cumulative fixed cash distributions.

Unlike the RBC TruCS 2010 and 2011, the holders of RBC TruCS 2015 do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2015 are classified as Non-controlling interest in subsidiaries (refer to Note 19). Holders of RBC TruCS 2015 are eligible to receive semi-annual non-cumulative fixed cash distributions until December 31, 2015 and a floating-rate cash distribution thereafter.

Trust II, an open-end trust, has issued non-voting RBC TruCS 2013, the proceeds of which were used to purchase a senior deposit note from us. Trust II is a VIE under AcG-15 (refer to Note 6). We do not consolidate Trust II as we are not the Primary Beneficiary; therefore, the RBC TruCS 2013 issued by Trust II are not reported on our Consolidated Balance Sheets, but the senior deposit note is reported in Business and government deposit liabilities (refer to Note 13). Holders of RBC TruCS 2013 are eligible to receive semi-annual non-cumulative fixed cash distributions.

No cash distributions will be payable by the trusts on RBC TruCS if we fail to declare regular dividends (i) on our preferred shares, or (ii) on our common shares if no preferred shares are then outstanding. In this case, the net distributable funds of the trusts will be distributed to us as holders of residual interest in the trusts. Should the trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In 2007, we issued $1 billion innovative subordinated debentures, RBC TSNs – Series A, through Trust III. Trust III is a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a senior deposit note from us. Trust III is a VIE under AcG -15. We do not consolidate Trust III as we are not its Primary Beneficiary (refer to Note 6); therefore, the RBC TSNs – Series A issued by Trust III are not reported on our Consolidated Balance Sheets but the senior deposit note issued by us to Trust III is reported in Business and government deposit liabilities (refer to Note 13).

The table below presents the significant terms and conditions of RBC TruCS and RBC TSNs as at October 31, 2008 and 2007.

Issuer	Issuance date	Distribution dates	Annual yield	Redemption date At the option of the issuer	Conversion date At the option of the holder	2008 Principal amount	2007 Principal amount
RBC Capital Trust (1), (2), (3), (4), (5), (6), (7)							
Included in Trust capital securities							
650,000 Trust Capital Securities – Series 2010	July 24, 2000	June 30, December 31	7.288%	December 31, 2005	December 31, 2010	$ 650	$ 650
750,000 Trust Capital Securities – Series 2011	December 6, 2000	June 30, December 31	7.183%	December 31, 2005	December 31, 2011	750	750
						$ 1,400	$ 1,400
Included in Non-controlling interest in subsidiaries							
1,200,000 Trust Capital Securities – Series 2015	October 28, 2005	June 30, December 31	4.87% (8)	December 31, 2010	Holder does not have conversion option	1,200	1,200
500,000 Trust Capital Securities – Series 2008–1	April 28, 2008	June 30, December 31	6.821% (8)	June 30, 2013	Holder does not have conversion option	500	–
						$ 3,100	$ 2,600
RBC Capital Trust II (2), (3), (4), (6), (7), (9)							
900,000 Trust Capital Securities – Series 2013	July 23, 2003	June 30, December 31	5.812%	December 31, 2008	Any time	$ 900	$ 900
RBC Subordinated Notes Trust (3), (4), (6), (7), (10), (11)							
$1 billion 4.58% Trust Subordinated Notes – Series A	April 30, 2007	April 30, October 30	4.584%	Any time	Holder does not have conversion option	$ 1,000	$ 1,000

The significant terms and conditions of the RBC TruCS and RBC TSNs are as follows:

(1) Subject to the approval of OSFI, the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS 2008-1, 2010, 2011 and 2015, without the consent of the holders.

(2) Subject to the approval of OSFI, upon occurrence of a special event as defined, prior to the Redemption date specified above, the trusts may redeem all, but not part of, RBC TruCS 2008-1, 2010, 2011, 2013 or 2015 without the consent of the holders.

(3) Issuer Redemption Price: The RBC TruCS 2008-1 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to June 30, 2018 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2018. The RBC TruCS 2010 and 2011 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date specified above or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date as indicated above. The RBC TruCS 2013 and 2015 may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs prior to December 31, 2013 and 2015, respectively, or (ii) the Redemption Price if the redemption occurs on or after December 31, 2013 and 2015, respectively. The RBC TSNs – Series A may be redeemed, in whole or in part, subject to the approval of OSFI, for cash equivalent to (i) the Early Redemption Price if the notes are redeemed prior to April 30, 2012, or (ii) the Redemption Price if the notes are redeemed on or after April 30, 2012. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2018, plus 77 basis points, for RBC TruCS 2008-1, a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for RBC TruCS 2010 and 2011, respectively, and a maturity date of December 31, 2013 and 2015, plus 23 basis points and 19.5 basis points, for RBC TruCS 2013 and 2015, respectively; and a maturity date of April 30, 2012, plus 11 basis points for RBC TSNs – Series A.

(4) Automatic Exchange Event: Without the consent of the holders, each RBC TruCS 2008-1 will be exchanged automatically for 40 of our non-cumulative redeemable Bank Preferred Shares Series AI, each RBC TruCS 2010, 2011, 2013 and 2015 will be exchanged automatically for 40 of our non-cumulative redeemable First Preferred Shares Series Q, R, T and Z, respectively, and each RBC TSN – Series A will be exchanged automatically for an equal principal amount of Bank Series 10 Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us; (iii) we have Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; or (iv) OSFI has directed us to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. The Bank Preferred Shares Series AI and the First Preferred Shares Series T and Z pay semi-annual non-cumulative cash dividends and Series T is convertible at the option of the holder into a variable number of common shares.

(5) From time to time, we purchase some of the innovative capital instruments and hold them on a temporary basis. As at October 31, 2007 and 2008, we held none of RBC TruCS 2008-1, RBC TruCS 2010, RBC TruCS 2011 and RBC TSNs – Series A, except for $6 million of RBC TruCS 2015 in 2007 as treasury holdings which were deducted from regulatory capital.

(6) Regulatory capital: According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. RBC TSN – Series A qualifies as Tier 2B capital. As at October 31, 2008, $3,879 million (2007 – $3,494 million) represents Tier 1 capital, $1,147 million (2007 – $1,027 million) represents Tier 2B capital and $nil (2007 – $6 million) of our treasury holdings of innovative capital is deducted for regulatory capital purposes.

(7) Holder Exchange Right: Holders of RBC TruCS 2010 and 2011 may exchange, on any distribution date on or after the conversion date specified above, RBC TruCS 2010 and 2011 for 40 non-cumulative redeemable Bank First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS 2013 may, at any time, exchange all or part of their holdings for 40 non-cumulative redeemable First Preferred Shares Series U, for each RBC TruCS 2013 held. The First Preferred Shares Series Q, R and U pay semi-annual non-cumulative cash dividends as and when declared by our Board of Directors and are convertible at the option of the holder into a variable number of common shares. Holders of RBC TruCS 2008-1, RBC TruCS 2015 and RBC TSNs – Series A do not have similar exchange rights.

(8) The non-cumulative cash distribution on the RBC TruCS 2015 will be 4.87% paid semi-annually until December 31, 2015, and at one half of the sum of 180-day Bankers' Acceptance rate plus 1.5%, thereafter. The non-cumulative cash distribution on the RBC TruCS 2008-1 will be 6.821%, paid semi-annually in an amount of $34.105 on June 30 and December 31 of each year until June 30, 2018, and floating distributions thereafter at the six-month Bankers' Acceptance rate plus 350 basis points.

(9) Subject to the approval of OSFI, Trust II may, in whole or in part, on the Redemption date specified above, and on any distribution date thereafter, redeem any outstanding RBC TruCS 2013, without the consent of the holders.

(10) The cash distribution on the RBC TSNs – Series A will be 4.58% paid semi-annually until April 30, 2012, and at 90-day Bankers' Acceptance rate plus 1% thereafter paid quarterly until their maturity on April 30, 2017.

(11) We will guarantee the payment of principal, interest, the redemption price, if any, and any other amounts of the RBC TSNs – Series A when they become due and payable, whether at stated maturity, call for redemption, automatic exchange or otherwise according to the terms of the Bank Subordinated Guarantee and the Trust Indenture.

Note 18 Preferred share liabilities and share capital

Authorized share capital

Preferred – An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $20 billion and $5 billion, respectively.

Common – An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding shares

	2008			2007			2006		
	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share	Number of shares (000s)	Amount	Dividends declared per share
Preferred share liabilities									
First preferred									
Non-cumulative Series N (1)	–	$ –	$ .88	11,916	$ 298	$ 1.18	12,000	$ 300	$ 1.18
Treasury shares – sales	–	–		152	4		–	–	
Treasury shares – purchases	–	–		(68)	(2)		(84)	(2)	
Preferred share liabilities, net of treasury holdings	–	$ –		12,000	$ 300		11,916	$ 298	
Preferred shares									
First preferred									
Non-cumulative Series O (2)	–	$ –	$ –	–	$ –	$ –	6,000	$ 150	$ 1.38
Non-cumulative Series W (3)	12,000	300	1.23	12,000	300	1.23	12,000	300	1.23
Non-cumulative Series AA (4)	12,000	300	1.11	12,000	300	1.11	12,000	300	.71
Non-cumulative Series AB (5)	12,000	300	1.18	12,000	300	1.18	12,000	300	.41
Non-cumulative Series AC (6)	8,000	200	1.15	8,000	200	1.22	–	–	–
Non-cumulative Series AD (7)	10,000	250	1.13	10,000	250	1.06	–	–	–
Non-cumulative Series AE (8)	10,000	250	1.13	10,000	250	.95	–	–	–
Non-cumulative Series AF (9)	8,000	200	1.11	8,000	200	.77	–	–	–
Non-cumulative Series AG (10)	10,000	250	1.13	10,000	250	.65	–	–	–
Non-cumulative Series AH (11)	8,500	213	.81	–	–	–	–	–	–
Non-cumulative Series AJ (12)	16,000	400	–	–	–	–	–	–	–
		$ 2,663			$ 2,050			$ 1,050	
Common shares									
Balance at beginning of year	1,276,260	$ 7,300		1,280,890	$ 7,196		1,293,502	$ 7,170	
Issued on new acquisitions	59,675	2,937		–	–		–	–	
Issued under the stock option plan (13)	6,445	153		7,215	170		5,617	127	
Purchased for cancellation	(1,120)	(6)		(11,845)	(66)		(18,229)	(101)	
Balance at end of year	1,341,260	$ 10,384	$ 2.00	1,276,260	$ 7,300	$ 1.82	1,280,890	$ 7,196	$ 1.44
Treasury shares – Preferred shares									
Balance at beginning of year	(249)	$ (6)		(94)	$ (2)		(91)	$ (2)	
Sales	1,060	23		1,345	33		2,082	51	
Purchases	(1,071)	(22)		(1,500)	(37)		(2,085)	(51)	
Balance at end of year	(260)	$ (5)		(249)	$ (6)		(94)	$ (2)	
Treasury shares – Common shares									
Balance at beginning of year	(2,444)	$ (101)		(5,486)	$ (180)		(7,053)	$ (216)	
Sales	1,269	51		4,756	175		5,097	193	
Purchases	(1,083)	(54)		(1,714)	(96)		(3,530)	(157)	
Balance at end of year	(2,258)	$ (104)		(2,444)	$ (101)		(5,486)	$ (180)	

(1) On August 22, 2008, we redeemed Non-cumulative First Preferred Shares Series N at a redemption price equal to the carrying value.
(2) On November 24, 2006, we redeemed Non-cumulative First Preferred Shares Series O. The excess of the redemption price over carrying value of $3 million was charged to retained earnings in preferred share dividends.
(3) On January 31, 2005, we issued 12 million Non-cumulative First Preferred Shares Series W at $25 per share.
(4) On April 4, 2006, we issued 12 million Non-cumulative First Preferred Shares Series AA at $25 per share.
(5) On July 20, 2006, we issued 12 million Non-cumulative First Preferred Shares Series AB at $25 per share.
(6) On November 1, 2006, we issued 8 million Non-cumulative First Preferred Shares Series AC at $25 per share.
(7) On December 13, 2006, we issued 10 million Non-cumulative First Preferred Shares Series AD at $25 per share.
(8) On January 19, 2007, we issued 10 million Non-cumulative First Preferred Shares Series AE at $25 per share.
(9) On March 14, 2007, we issued 8 million Non-cumulative First Preferred Shares Series AF at $25 per share.
(10) On April 26, 2007, we issued 10 million Non-cumulative First Preferred Shares Series AG at $25 per share.
(11) On April 29, 2008, we issued 8.5 million Non-cumulative First Preferred Shares Series AH at $25 per share.
(12) On September 16, 2008, we issued 16 million Non-cumulative 5-Year Rate Reset First Preferred Shares Series AJ at $25 per share.
(13) Includes fair value adjustments to stock options of $5 million (2007 – $2 million), the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $4 million (2007 – $10 million), and from renounced tandem SARs, net of related income taxes, of $4 million (2007 – $6 million).
(14) The 6.75 million exchangeable shares of a wholly owned subsidiary of RBC issued for the acquisition of PH&N are not included in this table. Refer to Note 11.

Terms of preferred share liabilities and preferred shares

	Dividend per share (1)	Redemption date (2)	Redemption price (2), (3)	Conversion date (5) At the option of the bank (2), (4)	At the option of the holder
Preferred shares					
First preferred					
Non-cumulative Series W	$ .306250	February 24, 2010	$ 26.00	February 24, 2010	Not convertible
Non-cumulative Series AA	.278125	May 24, 2011	26.00	Not convertible	Not convertible
Non-cumulative Series AB	.293750	August 24, 2011	26.00	Not convertible	Not convertible
Non-cumulative Series AC	.287500	November 24, 2011	26.00	Not convertible	Not convertible
Non-cumulative Series AD	.281250	February 24, 2012	26.00	Not convertible	Not convertible
Non-cumulative Series AE	.281250	February 24, 2012	26.00	Not convertible	Not convertible
Non-cumulative Series AF	.278125	May 24, 2012	26.00	Not convertible	Not convertible
Non-cumulative Series AG	.281250	May 24, 2012	26.00	Not convertible	Not convertible
Non-cumulative Series AH	.353125	May 24, 2013	26.00	Not convertible	Not convertible
Non-cumulative Series AJ	.312500	February 24, 2014	25.00	Not convertible	Not convertible

(1) Non-cumulative preferential dividends on Series W, AA, AB, AC, AD, AE, AF, AG, AH and AJ are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2) The redemption price represents the price as at October 31, 2008 or the contractual redemption price, whichever is applicable. Subject to the consent of OSFI and the requirements of the Act, we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series W, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2010, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2014; and in the case of Series AA, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2015; and in the case of Series AB, at a price per share of $26, if redeemed during the 12 months commencing August 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2015; and in the case of Series AC, at a price per share of $26, if redeemed during the 12 months commencing November 24, 2011, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after November 24, 2015; and in the case of Series AD, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AE, at a price per share of $26, if redeemed during the 12 months commencing February 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after February 24, 2016; and in the case of Series AF, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016; and in the case of Series AG, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2012, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2016; and in the case of Series AH, at a price per share of $26, if redeemed during the 12 months commencing May 24, 2013, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after May 24, 2017; and in the case of Series AJ, at a price per share of $25, if redeemed on February 24, 2014 and on each February 24 every fifth year thereafter.

(3) Subject to the consent of OSFI and the requirements of the Act, we may purchase the First Preferred Shares Series W, AA, AB, AC, AD, AE, AF, AG, AH and AJ for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4) Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series W into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5) The conversion date refers to the date of conversion to common shares.

Restrictions on the payment of dividends

We are prohibited by the Act from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

We have agreed that if Trust or Trust II fail to pay any required distribution on the trust capital securities in full, we will not declare dividends of any kind on any of our preferred or common shares. Refer to Note 17.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

We have also agreed that if, on any day we report financial results for a quarter, (i) we report a cumulative consolidated net loss for the immediately preceding four quarters; and (ii) during the immediately preceding quarter we fail to declare any cash dividends on all of our outstanding preferred and common shares, we may defer payments of interest on the Series 2014-1 Reset Subordinated Notes (matures on June 18, 2103). During any period while interest is being deferred, (i) interest will accrue on these notes but will not compound; (ii) we may not declare or pay dividends (except by way of stock dividend) on, or redeem or repurchase, any of our preferred or common shares; and (iii) we may not make any payment of interest, principal or premium on any debt securities or indebtedness for borrowed money issued or incurred by us that rank subordinate to these notes.

Dividend reinvestment plan

Our dividend reinvestment plan (plan) provides registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in additional common shares. The plan is only open to registered shareholders residing in Canada or the United States.

Management has the flexibility to fund the plan through open market share purchases or treasury issuances.

Shares available for future issuances

As at October 31, 2008, 26.8 million common shares are available for future issue relating to our dividend investment plan and potential exercise of stock options outstanding.

Others

We announced on October 23, 2008, our intention to issue 8 million Non-cumulative 5-Year Rate Reset First Preferred Shares Series AL at $25 per share, for total proceeds of $200 million. This issuance was completed on November 3, 2008 for a total of 12 million shares and proceeds of $300 million, including underwriters' options that were exercised.

We also announced on October 30, 2008, that the Toronto Stock Exchange has approved RBC to repurchase up to 20 million common shares. Subject to consultation with OSFI, purchases under the Normal Course Issuer Bid (NCIB) may commence on November 1, 2008 and will terminate on October 31, 2009.

Normal Course Issuer Bid

Details of common shares repurchased under NCIBs during 2008, 2007 and 2006 are given below.

	2008				2007			
NCIB period	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount
November 1, 2007 – October 31, 2008	20,000	1,120	$ 49.50	$ 55	–	–	–	–
November 1, 2006 – October 31, 2007	–	–	–	–	40,000	11,845	$ 54.59	$ 646

	2006							
	Pre-stock dividend				Post-stock dividend			Total
NCIB period	Number of shares eligible for repurchase (000s)	Number of shares repurchased (000s)	Average cost per share	Amount	Number of shares repurchased (000s)	Average cost per share	Amount	
June 26, 2006 – October 31, 2006	7,000	–	$ –	$ –	6,595	$ 47.12	$ 311	$ 311
June 24, 2005 – June 23, 2006	10,000	4,387	90.48	397	2,859	47.52	136	533
		4,387	$ 90.48	$ 397	9,454	$ 47.24	$ 447	$ 844

Note 19 Non-controlling interest in subsidiaries

	2008	2007
RBC Trust Capital Securities (RBC TruCS) – Series 2015	$ 1,220	$ 1,214
– Series 2008-1	511	–
Consolidated VIEs	205	188
Others	435	81
	$ 2,371	$ 1,483

We consolidate VIEs in which we are the Primary Beneficiary. These VIEs include structured finance VIEs, investment funds, credit investment product VIEs and compensation vehicles as described in Note 6.

We issued RBC TruCS Series 2015 in 2005 and Series 2008-1 in 2008 which are reported as Non-controlling interest in subsidiaries upon consolidation as discussed in Note 17. As at October 31, 2008, $20 million (2007 – $20 million) of accrued interest was included in RBC TruCS Series 2015. The 2007 amount is net of $6 million of treasury holdings. Series 2008-1 includes $11 million of accrued interest.

Note 20 Pensions and other post-employment benefits

We offer a number of defined benefit and defined contribution plans, which provide pension and post-employment benefits to eligible employees. Our defined benefit pension plans provide benefits based on years of service, contributions and average earnings at retirement. Our other post-employment benefit plans include health, dental, disability and life insurance coverage.

We fund our registered defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. For our principal pension plans, the most recent actuarial valuation performed for funding purposes was completed on January 1, 2008. The next actuarial valuation for funding purposes will be completed on January 1, 2009.

For 2008, total contributions to our pension and other post-employment benefit plans were $285 million and $43 million (2007 – $208 million and $57 million), respectively. For 2009, total contributions to pension plans and other post-employment benefit plans are expected to be approximately $475 million and $44 million, respectively.

For financial reporting purposes, we measure our benefit obligations and pension plan assets as at September 30 each year.

The following tables present financial information related to all of our material pension and other post-employment plans worldwide, including executive retirement arrangements.

Plan assets, benefit obligation and funded status

	Pension plans (1)		Other post-employment plans (2)	
	2008	2007	2008	2007
Change in fair value of plan assets				
Opening fair value of plan assets	$ 6,784	$ 6,407	$ 52	$ 41
Actual return on plan assets	(877)	638	(4)	4
Company contributions	191	146	45	56
Plan participant contributions	29	25	6	5
Benefits paid	(343)	(333)	(58)	(54)
Business acquisitions	7	–	–	–
Other	–	(34)	–	–
Change in foreign currency exchange rate	35	(65)	–	–
Closing fair value of plan assets	$ 5,826	$ 6,784	$ 41	$ 52
Change in benefit obligation				
Opening benefit obligation	$ 6,846	$ 6,838	$ 1,504	$ 1,468
Service cost	174	178	16	19
Interest cost	389	362	83	75
Plan participant contributions	29	25	6	5
Actuarial (gain) loss	(932)	(115)	(264)	3
Benefits paid	(343)	(333)	(58)	(54)
Plan amendments and curtailments	(12)	(9)	–	–
Business acquisitions	12	5	11	–
Other	–	(27)	–	–
Change in foreign currency exchange rate	51	(78)	17	(12)
Closing benefit obligation	$ 6,214	$ 6,846	$ 1,315	$ 1,504
Funded status				
Excess of benefit obligation over plan assets	$ (388)	$ (62)	$ (1,274)	$ (1,452)
Unrecognized net actuarial loss	769	488	272	564
Unrecognized transitional (asset) obligation	(8)	(10)	1	1
Unrecognized prior service cost	62	95	(283)	(307)
Contributions between September 30 and October 31	14	2	3	5
Prepaid asset (accrued liability) as at October 31	$ 449	$ 513	$ (1,281)	$ (1,189)
Amounts recognized in our Consolidated Balance Sheets consist of:				
Other assets	$ 551	$ 590	$ –	$ –
Other liabilities	(102)	(77)	(1,281)	(1,189)
Net amount recognized as at October 31	$ 449	$ 513	$ (1,281)	$ (1,189)
Weighted average assumptions to calculate benefit obligation				
Discount rate	6.70%	5.60%	6.72%	5.62%
Rate of increase in future compensation	3.30%	3.30%	3.30%	3.30%

(1) For pension plans with funding deficits, the benefit obligations and fair values of plan assets totalled $5,359 million (2007 – $5,850 million) and $4,917 million (2007 – $5,687 million), respectively.

(2) For our other post-employment plans, the assumed healthcare cost trend rates for the next year used to measure the expected cost of benefits covered by the post-employment health and life plans were 6.2% for medical decreasing to an ultimate rate of 4.1% in 2017 and 4.5% for dental.

The following table presents our estimates of the benefit payments for defined benefit pension and other post-employment plans.

Benefits payment projection

	Pension plans	Other post-employment plans
2009	$ 370	$ 66
2010	371	70
2011	378	74
2012	387	78
2013	399	82
2014–2018	2,247	472

Composition of defined benefit pension plan assets

The defined benefit pension plan assets are primarily composed of equity and fixed income securities. The equity securities include 0.4 million (2007 – 1.5 million) of our common shares having a fair value of $20 million (2007 – $84 million). Dividends amounting to $1.8 million (2007 – $2.6 million) were received on our common shares held in the plan assets during the year.

The following table presents the allocation of the plan assets by securities category.

Asset category

	Actual	
	2008	2007
Equity securities	51%	60%
Debt securities	45%	40%
Other	4%	–
Total	100%	100%

Investment policy and strategies

Pension plan assets are invested prudently over the long term in order to meet pension obligations at a reasonable cost. The asset mix policy takes into consideration a number of factors including the following:

(i) investment characteristics including expected returns, volatilities and correlations between plan assets and plan liabilities;

(ii) the plan's tolerance for risk, which dictates the trade-off between increased short-term volatility and enhanced long-term expected returns;

(iii) diversification of plan assets to minimize the risk of large losses;

(iv) the liquidity of the portfolio relative to the anticipated cash flow requirements of the plan; and

(v) actuarial factors such as membership demographics and future salary growth rates.

Pension and other post-employment benefit expense

The following tables present the composition of our pension benefit and other post-employment benefit expense.

Pension benefit expense

	2008	2007	2006
Service cost	$ 174	$ 178	$ 173
Interest cost	389	362	345
Expected return on plan assets	(438)	(411)	(364)
Amortization of transitional asset	(2)	(2)	(2)
Amortization of prior service cost	22	29	32
Amortization of actuarial loss (gain)	103	129	138
Other	–	7	3
Defined benefit pension expense	$ 248	$ 292	$ 325
Defined contribution pension expense	82	74	65
Pension benefit expense	$ 330	$ 366	$ 390
Weighted average assumptions to calculate pension benefit expense			
Discount rate	5.60%	5.25%	5.25%
Assumed long-term rate of return on plan assets	7.00%	7.00%	7.00%
Rate of increase in future compensation	3.30%	3.30%	3.30%

Other post-employment benefit expense

	2008	2007	2006
Service cost	$ 16	$ 19	$ 26
Interest cost	83	75	77
Expected return on plan assets	(3)	(3)	(2)
Amortization of transitional obligation	–	–	3
Amortization of actuarial loss (gain)	29	36	31
Amortization of prior service cost	(23)	(23)	(20)
Curtailment gain	–	–	(8)
Other post-employment benefit expense	$ 102	$ 104	$ 107
Weighted average assumptions to calculate other post-employment benefit expense			
Discount rate	5.62%	5.26%	5.41%
Rate of increase in future compensation	3.30%	3.30%	3.30%

Significant assumptions

Our methodologies to determine significant assumptions used in calculating the defined benefit pension and other post-employment expense are as follows:

Overall expected long-term rate of return on assets

The assumed expected rate of return on assets is determined by considering long-term expected returns on government bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumed expected rate of return of 7.25% for 2009 (7.00% for 2005 to 2008).

Discount rate

For the Canadian and U.S. pension and other post-employment plans, all future expected benefit payment cash flows at each measurement date are discounted at spot rates developed from a yield curve of AA corporate debt securities. It is assumed that spot rates beyond 30 years are equivalent to the 30-year spot rate. The discount rate is selected as the equivalent level rate that would produce the same discounted value as that determined by using the applicable spot rates. This methodology does not rely on assumptions regarding reinvestment rates.

Sensitivity analysis

The following table presents the sensitivity analysis of certain key assumptions on defined benefit pension and post-employment obligation and expense.

2008 Sensitivity of key assumptions

Pension	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$ 197	$ 25
Impact of .25% change in rate of increase in future compensation assumption	18	3
Impact of .25% change in the long-term rate of return on plan assets assumption	–	16

Other post-employment	Change in obligation	Change in expense
Impact of .25% change in discount rate assumption	$ 42	$ 9
Impact of .25% change in rate of increase in future compensation assumption	–	–
Impact of 1.00% increase in healthcare cost trend rates	120	10
Impact of 1.00% decrease in healthcare cost trend rates	(100)	(8)

Reconciliation of defined benefit expense recognized with defined benefit expense incurred

The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on services. The cost is computed using the discount rate determined in accordance with the methodology described in significant assumptions, and is based on management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and costs of health, dental, disability and life insurance.

Actuarial gains or losses arise over time due to differences in actual experience compared to actuarial assumptions. Prior service costs arise as a result of plan amendments. Adoption of CICA Handbook Section 3461, *Employee Future Benefits*, resulted in recognition of a transitional asset and obligation at the date of adoption.

The actuarial gains or losses, prior service costs and transitional asset or obligation are amortized over the expected average remaining service lifetime of active members expected to receive benefits under the plan. The following tables show the impact on our annual benefit expense if we had recognized all costs and expenses as they arose.

Defined benefit pension expense incurred

	2008	2007	2006
Defined benefit pension expense recognized	$ 248	$ 292	$ 325
Difference between expected and actual return on plan assets	1,315	(227)	(81)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(1,035)	(246)	(100)
Difference between prior service costs amortized and prior service costs arising	(34)	(38)	(2)
Amortization of transitional asset	2	2	2
Defined benefit pension expense incurred	$ 496	$ (217)	$ 144

Other post-employment benefit expense incurred

	2008	2007	2006
Other post-employment benefit expense recognized	$ 102	$ 104	$ 107
Difference between expected and actual return on plan assets	8	(1)	(1)
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	(293)	(33)	7
Difference between prior service costs amortized and prior service costs arising	24	23	(485)
Amortization of transitional obligation	–	–	(3)
Other post-employment benefit expense incurred	$ (159)	$ 93	$ (375)

Note 21 Stock-based compensation

We offer stock-based compensation to certain key employees and to our non-employee directors. We use derivatives and compensation trusts to manage our economic exposure to volatility in the price of our common shares under many of these plans. The stock-based compensation amounts recorded in Non-interest expense – Human resources in our Consolidated Statements of Income are net of the impact of these derivatives.

Stock option plans

We have stock option plans for certain key employees and for non-employee directors. On November 19, 2002, the Board of Directors discontinued all further grants of options under the non-employee directors plan. Under the employee stock option plan, options are periodically granted to purchase common shares. The exercise price for each grant is determined as the higher of the volume-weighted average of the trading prices per board lot (100 shares) of our common shares on the Toronto Stock Exchange (i) on the day preceding the day of grant; and (ii) the five consecutive trading days immediately preceding the day of grant. Stock options are normally granted at the end of the year, with the exercise price determined at least five business days after the release of the year-end financial results. The options vest over a four-year period for employees and are exercisable for a period not exceeding 10 years from the grant date.

For options issued prior to November 1, 2002, that were not accompanied by tandem SARs, no compensation expense was recognized as the option's exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

Between November 29, 1999 and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With tandem SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options. SARs obligations are now fully vested and give rise to compensation expense as a result of changes in the market price of our common shares. These grants, which are accompanied by tandem SARs, resulted in a compensation gain of $21 million for the year ended October 31, 2008 (2007 – $19 million expense; 2006 – $27 million expense).

A summary of our stock option activity and related information

	2008		2007		2006	
	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price	Number of options (000s)	Weighted average exercise price
Outstanding at beginning of year	26,623	$ 27.71	32,243	$ 24.66	36,481	$ 23.15
Granted	2,020	52.87	1,835	55.06	1,756	44.13
Exercised – Common shares (1), (2)	(6,445)	21.72	(7,215)	21.10	(5,617)	20.40
– SARs	(148)	19.30	(204)	21.50	(143)	21.60
Cancelled	(277)	48.36	(36)	36.42	(234)	24.36
Outstanding at end of year	21,773	$ 31.66	26,623	$ 27.71	32,243	$ 24.66
Exercisable at end of year	17,247	$ 26.92	21,924	$ 24.17	26,918	$ 22.57
Available for grant	19,925		21,527		23,121	

(1) Cash received for options exercised during the year was $140 million (2007 – $152 million; 2006 – $115 million).
(2) New shares were issued for all options exercised in 2008, 2007 and 2006. Refer to Note 18.

Options outstanding and options exercisable as at October 31, 2008 by range of exercise price

	Options outstanding			Options exercisable	
	Number outstanding (000s)	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable (000s)	Weighted average exercise price
$10.80 – $11.35 (1)	219	$ 11.24	1.1	219	$ 11.24
$15.00 – $19.51	2,398	16.71	1.0	2,398	16.71
$21.79 – $25.00	7,709	24.58	2.5	7,709	24.58
$26.10 – $31.70	6,144	30.50	4.8	5,669	30.40
$44.13 – $57.90	5,303	50.88	8.1	1,252	47.92
Total	21,773	$ 31.66	4.3	17,247	$ 26.92

(1) The weighted average exercise prices have been revised to reflect the conversion of foreign currency-denominated options at the exchange rate as at our Consolidated Balance Sheet date.

Fair value method

CICA 3870 requires recognition of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as compensation expense. We adopted the fair value method of accounting prospectively for new awards granted after November 1, 2002. The fair value compensation expense recorded for the year ended October 31, 2008, in respect of these plans was $12 million (2007 – $13 million; 2006 – $13 million). The compensation expenses related to non-vested awards were $11 million at October 31, 2008 (2007 – $14 million; 2006 – $13 million), to be recognized over the weighted average period of 2.0 years (2007 – 2.2 years; 2006 – 2.0 years).

CICA 3870 permits the use of other recognition methods, including the intrinsic value method, provided pro forma disclosures of net income and earnings per share calculated in accordance with the fair value method are presented. During the first quarter of 2006, all awards granted prior to adopting the fair value method of accounting were fully vested and their fair values at the grant dates had been fully amortized; therefore, there are no pro forma results to disclose for the year ended October 31, 2008, 2007 and 2006.

The weighted average fair value of options granted during 2008 was estimated at $6.57 (2007 – $7.84; 2006 – $6.80) using an option pricing model on the date of grant. The following assumptions were used:

For the year ended October 31	2008	2007	2006
Weighted average assumptions			
Risk-free interest rate	3.93%	3.82%	3.98%
Expected dividend yield	3.27%	3.06%	3.16%
Expected share price volatility	14%	16%	17%
Expected life of option	6 years	6 years	6 years

Employee savings and share ownership plans

We offer many employees an opportunity to own our common shares through savings and share ownership plans. Under these plans, the employees can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in our common shares. For the RBC Dominion Securities Savings Plan, our maximum annual contribution is $4,500 per employee. For the RBC U.K. Share Incentive Plan, our maximum annual contribution is £1,500 per employee. In 2008, we contributed $68 million (2007 – $64 million; 2006 – $60 million), under the terms of these plans, towards the purchase of our common shares. As at October 31, 2008, an aggregate of 34.1 million common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives, non-employee directors and to certain key employees. Under these plans, the executives or directors may choose to receive all or a percentage of their annual variable short-term incentive bonus or directors' fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs liability as at October 31, 2008, was $200 million (2007 – $285 million; 2006 – $232 million). The share price fluctuations and dividend equivalents compensation gain recorded for the year ended October 31, 2008, in respect of these plans was $37 million (2007 – $37 million expense; 2006 – $45 million expense).

We have a deferred bonus plan for certain key employees within Capital Markets. Under this plan, a percentage of each employee's annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of the three following year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus liability as at October 31, 2008, was $473 million (2007 – $490 million; 2006 – $401 million). The share price fluctuations and dividend equivalents compensation gain for the year ended October 31, 2008, in respect of this plan was $75 million (2007 – $62 million expense; 2006 – $51 million expense).

We offer performance deferred share award plans to certain key employees, all of which vest at the end of three years. Awards under the plans are deferred in the form of common shares which are held in trust until they fully vest or in the form of DSUs. A portion of the award under some plans can be increased or decreased up to 50%, depending on our total shareholder return compared to a defined peer group of North American financial institutions. The value of the award paid will be equivalent to the original award adjusted for dividends and changes in the market value of common shares at the time the award vests. The number of our common shares held in trust as at October 31, 2008, was 2.0 million (2007 –2.3 million; 2006 – 5.3 million). The value of the DSUs liability as at October 31, 2008 was $164 million (2007 – $250 million; 2006 – $153 million). The compensation expense recorded for the year ended October 31, 2008, in respect of these plans was $96 million (2007 – $168 million; 2006 – $148 million).

We maintain a non-qualified deferred compensation plan for key employees in the United States under an arrangement called the RBC U.S. Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of a portion of their annual income and allocate the deferrals among various fund choices, which include a share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions, all of which are allocated to the RBC share unit fund. Our liability for the RBC share units held under the plan as at October 31, 2008, was $244 million (2007 – $285 million; 2006 – $289 million). The compensation gain recorded for the year ended October 31, 2008, was $123 million (2007 – $157 million expense; 2006 – $110 million expense).

For other stock-based plans, compensation expense of $5 million was recognized for the year ended October 31, 2008 (2007 – $9 million; 2006 – $10 million). The liability for the share units held under these plans as at October 31, 2008, was $35 million (2007 – $21 million; 2006 – $4 million). The number of our common shares held under these plans was .2 million (2007 – .3 million; 2006 – .3 million).

Note 22 Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $210 million decrease in the fair values of our net financial assets classified as held-for-trading for the year ended October 31, 2008 (2007 – increased by $1,912 million).

	2008	2007	2006
Net interest income (expense)	$ 998	$ (220)	$ (539)
Non-interest (expense) income	(408)	1,999	2,574
Total	$ 590	$ 1,779	$ 2,035
By product line			
Interest rate and credit	$ (259)	$ 640	$ 1,174
Equities	265	784	561
Foreign exchange and commodities (1)	584	355	300
Total	$ 590	$ 1,779	$ 2,035

(1) Include precious metals.

Financial instruments designated as held-for-trading

During the year, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading decreased by $341 million (2007 – increased by $80 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the year ended October 31, 2008:

- Net fee income of $3,183 million, which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading (2007 – $2,617 million).
- Net fee income of $5,405 million arising from trust and other fiduciary activities (2007 – $5,779 million).
- Net gains and losses of $nil arising from financial instruments measured at amortized cost (2007 – $nil).

	2008	2007	2006
Income taxes (recoveries) in Consolidated Statements of Income			
Continuing operations			
Current			
Canada – Federal	$ 1,350	$ 696	$ 506
– Provincial	664	416	331
International	85	322	435
	2,099	1,434	1,272
Future			
Canada – Federal	(533)	14	104
– Provincial	(211)	3	31
International	14	(59)	(4)
	(730)	(42)	131
Subtotal	1,369	1,392	1,403
Discontinued operations			
Current			
International	–	–	(20)
Future			
International	–	–	2
Subtotal	1,369	1,392	1,385
Income taxes (recoveries) in Consolidated Statements of Comprehensive Income and Changes in Shareholders' Equity			
Continuing operations			
Other comprehensive income (1)			
Net unrealized losses on available-for-sale securities	(778)	(26)	n.a.
Reclassification of losses on available-for-sale securities to income	201	15	n.a.
Net foreign currency translation (losses) gains, net of hedging activities	(1,361)	911	130
Net unrealized (losses) gains on derivatives designated as cash flow hedges	(304)	43	n.a.
Reclassification to income of losses on derivatives designated as cash flow hedges	23	16	n.a.
Issuance costs	(6)	(12)	(4)
Stock appreciation rights	2	5	4
Other	(2)	(6)	6
Subtotal	(2,225)	946	136
Total income (recoveries) taxes	$ (856)	$ 2,338	$ 1,521

(1) OCI was introduced upon the adoption of Section 1530 on November 1, 2006; accordingly, there are no comparative figures for 2006, other than the figures related to foreign currency translation gains (losses), which are now included as part of OCI.

n.a. not applicable

Sources of future income taxes

	2008	2007
Future income tax asset		
Allowance for credit losses	$ 719	$ 460
Deferred compensation	721	642
Pension related	189	188
Business realignment charges	6	10
Tax loss carryforwards	106	91
Deferred income	31	50
Enron-related litigation provision	27	204
Other comprehensvie income	234	47
Other	708	369
	2,741	2,061
Valuation allowance	(78)	(10)
	2,663	2,051
Future income tax liability		
Premises and equipment	(240)	(245)
Deferred expense	(64)	(138)
Intangibles	(185)	(25)
Other	(468)	(392)
	(957)	(800)
Net future income tax asset	$ 1,706	$ 1,251

Net future income tax assets are included in Other assets (refer to Note 12) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on our Consolidated Balance Sheets. Included in the tax loss carryforwards amount is $106 million of future income tax assets related to losses in our Canadian, Japanese and U.S. operations (2007 – $91 million) which will expire starting in 2009.

We believe that, based on all available evidence, it is more likely than not that all of the future income tax assets, net of the valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

Reconciliation to statutory tax rate

	2008			2007			2006		
Income taxes at Canadian statutory tax rate	$	1,952	32.5%	$	2,431	34.6%	$	2,152	34.7%
(Decrease) increase in income taxes resulting from									
Lower average tax rate applicable to subsidiaries		(450)	(7.5)		(734)	(10.4)		(599)	(9.6)
Tax-exempt income from securities		(326)	(5.4)		(272)	(3.9)		(184)	(3.0)
Tax rate change		51	.8		30	.4		13	.2
Other		142	2.4		(63)	(.9)		21	.3
Income taxes reported in Consolidated Statements of Income before discontinued operations and effective tax rate	$	1,369	22.8%	$	1,392	19.8%	$	1,403	22.6%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a future income tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries' accumulated unremitted earnings were repatriated are estimated at $920 million as at October 31, 2008 (2007 – $843 million; 2006 – $822 million).

Note 24 Earnings per share

	2008	2007	2006
Basic earnings per share			
Net income from continuing operations	$ 4,555	$ 5,492	$ 4,757
Net loss from discontinued operations (1)	–	–	(29)
Net income	4,555	5,492	4,728
Preferred share dividends	(101)	(88)	(60)
Net gain on redemption of preferred shares	–	–	–
Net income available to common shareholders	$ 4,454	$ 5,404	$ 4,668
Average number of common shares (in thousands)	1,305,706	1,273,185	1,279,956
Basic earnings (loss) per share			
Continuing operations	$ 3.41	$ 4.24	$ 3.67
Discontinued operations	–	–	(0.02)
Total	$ 3.41	$ 4.24	$ 3.65
Diluted earnings per share			
Net income available to common shareholders	$ 4,454	$ 5,404	$ 4,668
Average number of common shares (in thousands)	1,305,706	1,273,185	1,279,956
Stock options (2)	8,497	13,254	14,573
Issuable under other stock-based compensation plans	2,148	2,875	5,256
Exchangeable shares (3)	3,393	–	–
Average number of diluted common shares (in thousands)	1,319,744	1,289,314	1,299,785
Diluted earnings (loss) per share			
Continuing operations	$ 3.38	$ 4.19	$ 3.61
Discontinued operations	–	–	(0.02)
Total	$ 3.38	$ 4.19	$ 3.59

(1) The net loss for 2006 is related to RBC Mortgage Company which was disposed of in 2005.
(2) The dilutive effect of stock options was calculated using the treasury stock method. For 2008, we excluded from the calculation of diluted earnings per share 3,541,989 average options outstanding with an exercise price of $53.99 as the exercise price of these options was greater than the average market price of our common shares. For 2007, we excluded from the calculation of diluted earnings per share 16,224 average options outstanding with an exercise price of $57.90 as the exercise price of these options was greater than the average market price of our common shares. During 2006, no options were outstanding with an exercise price exceeding the average market price of our common shares.
(3) Exchangeable shares were issued for the acquisition of PH&N. Refer to Note 11.

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to AcG-14, *Disclosure of Guarantees*. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (in cash, other assets, our own shares or provision of services) to a third party based on: (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Effective November 1, 2006, a liability is now recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative, it is remeasured at fair value at each balance sheet date and reported as a derivative in Other assets or Other liabilities as appropriate.

As the carrying value of these financial guarantees is not indicative of the maximum potential amount of future payments, we continue to consider financial guarantees as off-balance sheet credit instruments. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

The table below summarizes significant guarantees we have provided to third parties.

	2008		2007	
	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1)	$ 43,700	$ 5,742	$ 70,242	$ 2,657
Backstop liquidity facilities (2)	40,892	59	43,066	41
Stable value products (3)	24,876	–	17,369	–
Financial standby letters of credit and performance guarantees (4)	22,185	75	16,661	57
Credit enhancements	4,873	22	4,814	30
Mortgage loans sold with recourse	210	–	230	–

(1) The carrying amount is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.

(2) Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at October 31, 2008, these loans totalled US$1,617 million (C$1,947 million) before the allowance for loan losses of US$54 million (C$65 million) and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.

(3) The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $9.4 billion (October 31, 2007 – $7.0 billion) for bank-owned life insurance policies and $15.4 billion (October 31, 2007 – $10.4 billion) for U.S. *Employee Retirement Income Security Act of 1974* (ERISA)-governed pension plans such as 401(k) plans. During the year, we recorded a provision of approximately $149 million in connection with the bank-owned life insurance policies stable value contracts. The provision reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies.

(4) The carrying amount is included in Other – Other liabilities on our Consolidated Balance Sheets. Includes $1.4 billion maximum potential amount of future payments related to the ARS TOB programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia IS. As at October 31, 2008, RBC Dexia IS securities lending indemnifications totalled $45,723 million (2007 – $63,462 million); we are exposed to 50% of this amount.

Credit derivatives and written put options

Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG-14 defines a guarantee to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of a guaranteed party. We have disclosed only amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client.

We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party for its financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The terms of these credit derivatives vary based on the contract and can range up to 41 years.

We enter into written put options that are contractual agreements under which we grant the purchaser the right, but not the obligation, to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity-based contracts and certain commodity-based contracts. The term of these options varies based on the contract and can range up to six years.

Collateral we hold for credit derivatives and written put options is managed on a portfolio basis and may include cash, government T-bills and bonds.

Backstop liquidity facilities

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. We generally provide liquidity facilities for a term of one to three years.

Backstop liquidity facilities are also provided to non-asset-backed programs such as variable rate demand notes issued by third parties. These standby facilities provide liquidity support to the issuer to buy the notes if the issuer is unable to remarket the notes, as long as the instrument and/or the issuer maintains the investment grade rating.

The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets.

Stable value products
We sell stable value products that offer book value protection primarily to plan sponsors of *United States Employee Retirement Income Security Act of 1974* (ERISA)-governed pension plans such as 401(k) plans and 457 plans as well as bank-owned life insurance policies. The book value protection is provided on portfolios of intermediate/short-term fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds or policyholders surrender their life insurance policies when market value is below book value. We retain the option to exit the contract at any time. For stable value products, collateral we hold is managed on a portfolio basis and may include cash, government T-bills and bonds.

Financial standby letters of credit and performance guarantees
Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. For certain guarantees, the guaranteed party can request payment from us even though the client has not defaulted on its obligations. The term of these guarantees can range up to eight years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans. When collateral security is taken, it is determined on an account-by-account basis according to the risk of the borrower and the specifics of the transaction. Collateral security may include cash, securities and other assets pledged.

Credit enhancements
We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the collection on the underlying assets, the transaction-specific credit enhancement or the liquidity proves to be insufficient to pay for maturing commercial paper. Each of the asset pools is structured to achieve a high investment-grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is approximately three years.

Mortgage loans sold with recourse
Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.

Securities lending indemnifications
We generally transact securities lending transactions through our joint venture, RBC Dexia IS. In these transactions, RBC Dexia IS acts as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times. As part of this custodial business, an indemnification may be provided to securities lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications normally terminate without being drawn upon. The term of these indemnifications varies, as the securities loaned are recallable on demand. Collateral held for our securities lending transactions typically includes cash or securities that are issued or guaranteed by the Canadian government, U.S. government or other OECD countries.

Indemnifications
In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Other off-balance sheet credit instruments
In addition to financial guarantees, we utilize other off-balance sheet credit instruments to meet the financing needs of our clients. The contractual amounts of these credit instruments represent the maximum possible credit risk without taking into account the fair value of any collateral, in the event other parties fail to perform their obligations under these instruments. Our credit review process, our policy for requiring collateral security and the types of collateral security held are generally the same as for loans. Many of these instruments expire without being drawn upon. As a result, the contractual amounts may not necessarily represent our actual future credit risk exposure or cash flow requirements.

Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers' acceptances or letters of credit.

In securities lending transactions, we lend our own or our clients' securities to a borrower for a fee under the terms of a pre-arranged contract. The borrower must fully collateralize the security loaned at all times.

Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.

The following table summarizes the contractual amounts of our other off-balance sheet credit instruments:

Other off-balance sheet credit instruments

	2008	2007 (1)
Commitments to extend credit (2)		
Original term to maturity of 1 year or less	$ 44,135	$ 42,236
Original term to maturity of more than 1 year	60,572	54,733
Securities lending	27,547	36,187
Uncommitted amounts (3)	170,780	185,297
Documentary and commercial letters of credit	558	501
	$ 303,592	$ 318,954

(1) The 2007 comparative information has been revised as a result of implementing Basel II.
(2) Includes liquidity facilities.
(3) The comparative numbers have been revised to include retail commitments in addition to commercial commitments. Uncommitted amounts include uncommitted liquidity loan facilities of $41.4 billion (2007 – $42.2 billion) provided to RBC-administered multi-seller conduits. As at October 31, 2008, $nil (2007 – $758 million) was drawn upon on these facilities and is included in Loans.

Restructuring of non-bank-sponsored asset-backed commercial paper (ABCP) conduits

In August 2007, certain non-bank-sponsored ABCP conduits in Canada faced various liquidity issues which ultimately led them to an agreed upon standstill process and discussions toward a longer-term solution. As a result of negotiations amongst various parties, a proposed restructuring of the ABCP conduits under the *Companies Creditors Arrangement Act* was reviewed by the Ontario Superior Court (Court). One aspect of the restructuring involves a margin funding facility from a group of derivative counterparties, banks and others. We have been actively engaged in discussions related to the restructuring and have indicated our support for this margin funding facility, subject to the approval of the restructuring by the Court and the completion of certain other conditions. Upon the approval of the restructuring and the completion of these conditions, we anticipate that we will account for the margin funding facility as a loan commitment.

On June 5, 2008, the Court approved the proposed restructuring of the non-bank-sponsored ABCP conduits but the Court's decision was appealed to the Ontario Court of Appeal. On August 18, 2008, the Ontario Court of Appeal unanimously upheld the decision of the Court. Certain investors of the non-bank-sponsored ABCP conduits requested the Supreme Court of Canada to hear their arguments on the appeal, but on September 19, 2008, the Supreme Court of Canada turned down their request.

While we have been working toward closing the transaction, on November 25, 2008, the Pan-Canadian Investors Committee for the non-bank-sponsored ABCP conduits announced that they will not be in a position to close the transaction by the end of November. We understand that the Court has now extended the plan implementation date to December 19, 2008.

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets:

- The risks and rewards of the pledged assets reside with the pledgor.
- The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
- The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
- If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged securities amount is not included in the table below. For the year ended October 31, 2008, we had on average $3.2 billion (2007 – $3.6 billion) of securities pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on October 31, 2008 and October 31, 2007.

Details of assets pledged against liabilities are shown in the following tables:

Pledged assets

	2008	2007
Cash and due from banks	$ 2,443	$ 305
Interest-bearing deposits with banks	9,960	3,443
Loans	9,821	1,733
Securities	45,920	51,695
Assets purchased under reverse repurchase agreements	23,362	39,670
Other assets	989	1,052
	$ 92,495	$ 97,898

	2008	2007
Assets pledged to:		
Foreign governments and central banks	$ 5,706	$ 1,981
Clearing systems, payment systems and depositories	2,226	1,772
Assets pledged in relation to:		
Securities borrowing and lending	25,613	34,801
Obligations related to securities sold under repurchase agreements	30,919	48,479
Derivative transactions	17,664	7,474
Covered bonds	5,142	–
Other	5,225	3,391
	$ 92,495	$ 97,898

Collateral

In the ordinary course of business, we enter into collateral agreements with terms and conditions that are usual and customary to our regular lending and borrowing activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on collateral assets that we may sell, pledge or repledge:

- The risks and rewards of the pledged assets reside with the pledgor.
- The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
- The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
- If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

As at October 31, 2008, the approximate market value of collateral accepted that may be sold or repledged by us was $83.0 billion (2007 – $122.4 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $32.6 billion (2007 – $56.5 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are as follows:

***Lease commitments* (1), (2)**

2009	$	550
2010		478
2011		406
2012		344
2013		289
Thereafter		1,129
	$	3,196

(1) Substantially all of our lease commitments are related to operating leases.
(2) The minimum lease payments include an imputed interest of capital leases of $7 million.

Repurchase offer of ARS

On October 8, 2008, we announced that, as part of an agreement in principle to settle with the U.S. regulators, we will offer to purchase, at par, for a six-month period beginning no later than December 15, 2008, ARS held by U.S. retail brokerage clients that are qualified for the repurchase offer. Qualifying clients who sold eligible ARS below par between February 11, 2008 and October 8, 2008 will be paid the difference between par and the price of the sale.

The repurchase offer represents notional amounts of approximately US$850 million (C$1,024 million) as at October 31, 2008. The impact on our 2008 results is US$34.5 million (C$41.6 million) pre-tax which comprised the estimated difference between par value and current valuations and a penalty of US$9.8 million (C$11.8 million). RBC has agreed to pay to the New York Attorney General's office and the state securities commissioners associated with the North American Securities Administrators Association. The final financial impact of the repurchase offer will depend on the number of clients who accept the repurchase offer and market conditions at the time they accept.

In addition, we will also continue to work with issuers and other interested parties to provide liquidity solutions for institutional investors not covered by the repurchase offer.

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, named Royal Bank of Canada and certain related entities as defendants in an action entitled *Regents of the University of California* v. *Royal Bank of Canada* in the United States District Court, Southern District of Texas (Houston Division). The Regent's case was consolidated with the lead action entitled *Newby v. Enron Corp.*, which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants and certain current former officers and directors of Enron. RBC has also been named as a defendant by several individual investors in respect of the losses suffered by those investors as purchasers of Enron publicly traded equity and debt securities.

During the fourth quarter of 2005, RBC established a litigation provision of $591 million (US$500 million) or $326 million after-tax (US$276 million) in regard to its Enron-related litigation exposure. Management reviews this provision regularly and at least on a quarterly basis. There were several important developments during 2008 which we believe affect the analysis of RBC's potential Enron-related litigation exposure, including Supreme Court and other court decisions in the United States, the restatement by the plaintiffs in the Newby case of the basis for certification of the class in regard to their claim and the defendants' replies to that restatement. As a result of our continuous evaluation of these developments as they occurred, individually and in aggregate, our latest assessment of them has led us to conclude that a litigation provision of $60 million (US$50 million) or $33 million after-tax (US$27 million) is reasonable. The $542 million (US$450 million) difference has been recorded in Non-interest expense – Other on our income statement. We will continue to vigorously defend ourselves in all remaining Enron-related cases and will exercise our judgment in resolving these claims.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

The following table details our exposure to interest rate risk as defined and prescribed by CICA Handbook Section 3862, *Financial Instruments – Disclosures*. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value. The following table does not incorporate management's expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the consolidated contractual repricing and maturity schedule at October 31, 2008, would result in a change in the under-one-year gap from $(63.0) billion to $(48.7) billion (2007 – $(74.4) billion to $(53.3) billion).

Carrying amount by earlier of contractual repricing or maturity date

	Immediately interest rate-sensitive	Under 3 months	3 to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-rate-sensitive	Total
Assets								
Cash and deposits with banks	$ –	$ 29,247	$ –	$ –	$ –	$ –	$ 1,880	$ 31,127
Effective interest rate	–	2.68%	–	–	–	–	–	–
Securities								
Trading	–	16,908	7,409	8,855	20,264	26,279	42,793	122,508
Effective interest rate	–	2.80%	3.12%	3.05%	3.23%	4.06%		
Available-for-sale	–	10,925	2,794	3,390	19,354	9,123	3,040	48,626
Effective interest rate	–	2.41%	3.25%	2.96%	4.48%	4.45%	–	–
Assets purchased under reverse repurchase agreements and securities borrowed	–	44,818	–	–	–	–	–	44,818
Effective interest rate	–	2.79%	–	–	–	–	–	–
Loans (net of allowance for loan losses) (1)	140,102	30,363	8,802	21,162	80,781	7,699	631	289,540
Effective interest rate	–	4.04%	5.03%	5.01%	5.50%	5.70%	–	–
Derivatives	53,156	7,064	2	–	17	–	75,895	136,134
Effective interest rate	–	2.97%	3.03%	–	3.18%	–	–	–
Other assets	–	–	–	–	–	–	51,106	51,106
	$193,258	$139,325	$ 19,007	$ 33,407	$120,416	$ 43,101	$175,345	$723,859
Liabilities								
Deposits	$171,501	$139,513	$ 14,883	$ 30,384	$ 74,015	$ 7,389	$ 890	$438,575
Effective interest rate	–	2.36%	3.34%	3.43%	3.98%	4.67%	–	–
Obligations related to assets sold under repurchase agreements and securities loaned	–	29,232	525	1,473	633	190	–	32,053
Effective interest rate	–	2.79%	3.11%	2.38%	2.62%	3.91%	–	–
Obligations related to securities sold short	–	706	199	331	6,415	5,964	13,892	27,507
Effective interest rate	–	3.15%	3.09%	2.85%	2.85%	3.97%	–	–
Derivatives	51,012	5,318	–	–	3	28	72,344	128,705
Effective interest rate	–	2.85%	–	–	3.20%	3.16%	–	–
Other liabilities	–	168	12	8	1,734	524	51,913	54,359
Effective interest rate	–	2.35%	2.44%	2.62%	4.08%	5.63%	–	–
Subordinated debentures	–	951	151	1,671	3,796	1,562	–	8,131
Effective interest rate	–	3.51%	6.50%	5.93%	5.20%	6.73%	–	–
Trust capital securities	–	–	–	–	1,400	–	–	1,400
Effective interest rate	–	–	–	–	7.23%	–	–	–
Preferred share liabilities	–	–	–	–	1,200	500	671	2,371
Effective interest rate	–	–	–	–	4.87%	6.82%	–	–
Non-controlling interest in subsidiaries	–	–	–	–	–	2,663	28,095	30,758
Effective interest rate	–	–	–	–	–	4.58%	–	–
Shareholders' equity	–	–	–	–	–	–	–	–
Effective interest rate	–	–	–	–	–	–	–	–
	$222,513	$175,888	$ 15,770	$ 33,867	$ 89,196	$ 18,820	$167,805	$723,859
Total gap based on contractual repricing	$(29,255)	$ (36,563)	$ 3,237	$ (460)	$ 31,220	$ 24,281	$ 7,540	$ –
Canadian dollar	(29,221)	(36,638)	3,174	(513)	31,164	24,247	7,788	1
Foreign currency	(34)	75	63	53	56	34	(248)	(1)
Total gap	$(29,255)	$ (36,563)	$ 3,237	$ (460)	$ 31,220	$ 24,281	$ 7,540	$ –
Canadian dollar – 2007	$(23,067)	$ 9,417	$ 11,450	$ (6,183)	$ 22,680	$ (6,296)	$ (8,000)	$ 1
Foreign currency – 2007	(24,068)	(22,819)	(20,358)	1,214	25,895	21,435	18,700	(1)
Total gap – 2007	$(47,135)	$ (13,402)	$ (8,908)	$ (4,969)	$ 48,575	$ 15,139	$ 10,700	$ –

(1) Includes loans totalling $3,647 million to variable interest entities administered by us, with maturity terms exceeding five years.

Note 27 Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. Refer to Note 9 for more information regarding our joint venture, RBC Dexia IS.

We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. As at October 31, 2008, the aggregate indebtedness, excluding routine indebtedness, to RBC or its subsidiaries of current directors and executive officers was approximately $0.6 million (2007 – $3.2 million). Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally, but not exceeding $50,000 to any director or executive officer; (ii) loans to employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to employees, on substantially the same terms available to other customers with comparable credit ratings and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, with usual commercial repayment arrangements. We also offer deferred share and other plans to non-employee directors, executives and certain other key employees. Refer to Note 21.

Note 28 Results by business and geographic segment

2008	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income	$ 6,718	$ 468	$ –	$ 1,330	$ 1,839	$ (995)	$ 9,360	$ 6,929	$ 1,132	$ 1,299
Non-interest income	2,868	3,519	2,610	771	2,096	358	12,222	8,220	2,521	1,481
Total revenue	9,586	3,987	2,610	2,101	3,935	(637)	21,582	15,149	3,653	2,780
Provision for (recovery of) credit losses	867	1	–	497	183	47	1,595	924	643	28
Insurance policyholder benefits, claims and acquisition expense	–	–	1,631	–	–	–	1,631	922	30	679
Non-interest expense	4,758	3,038	576	1,876	2,121	(18)	12,351	7,490	2,991	1,870
Net income (loss) before income taxes	3,961	948	403	(272)	1,631	(666)	6,005	5,813	(11)	203
Income taxes	1,299	283	14	(128)	465	(564)	1,369	1,750	(159)	(222)
Non-controlling interest	–	–	–	9	(4)	76	81	76	(4)	9
Net income	$ 2,662	$ 665	$ 389	$ (153)	$ 1,170	$ (178)	$ 4,555	$ 3,987	$ 152	$ 416
Less: Preferred dividends	28	12	4	21	23	13	101	60	30	11
Net income (loss) available to common shareholders	$ 2,634	$ 653	$ 385	$ (174)	$ 1,147	$ (191)	$ 4,454	$ 3,927	$ 122	$ 405
Average assets (2)	$ 232,300	$ 16,900	$ 12,600	$ 51,300	$ 340,300	$ (3,100)	$ 650,300	$ 354,700	$ 143,500	$ 152,100
Total average assets	$ 232,300	$ 16,900	$ 12,600	$ 51,300	$ 340,300	$ (3,100)	$ 650,300	$ 354,700	$ 143,500	$ 152,100

2007	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income	$ 6,353	$ 427	$ –	$ 1,031	$ 623	$ (732)	$ 7,702	$ 6,402	$ 412	$ 888
Non-interest income	2,976	3,565	3,192	884	3,766	377	14,760	8,638	4,322	1,800
Total revenue	9,329	3,992	3,192	1,915	4,389	(355)	22,462	15,040	4,734	2,688
Provision for (recovery of) credit losses	788	1	–	109	(22)	(85)	791	696	90	5
Insurance policyholder benefits, claims and acquisition expense	–	–	2,173	–	–	–	2,173	1,230	474	469
Non-interest expense	4,748	2,902	537	1,481	2,769	36	12,473	7,409	3,405	1,659
Net income (loss) before income taxes	3,793	1,089	482	325	1,642	(306)	7,025	5,705	765	555
Income taxes	1,248	327	40	74	278	(575)	1,392	1,705	(62)	(251)
Non-controlling interest	–	–	–	9	72	60	141	83	49	9
Net income	$ 2,545	$ 762	$ 442	$ 242	$ 1,292	$ 209	$ 5,492	$ 3,917	$ 778	$ 797
Less: Preferred dividends	29	9	5	14	20	11	88	56	24	8
Net income (loss) available to common shareholders	$ 2,516	$ 753	$ 437	$ 228	$ 1,272	$ 198	$ 5,404	$ 3,861	$ 754	$ 789
Average assets (2)	$ 207,500	$ 16,600	$ 12,500	$ 39,700	$ 311,200	$ (6,500)	$ 581,000	$ 317,900	$ 135,100	$ 128,000
Total average assets	$ 207,500	$ 16,600	$ 12,500	$ 39,700	$ 311,200	$ (6,500)	$ 581,000	$ 317,900	$ 135,100	$ 128,000

2006	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (1)	Corporate Support (1)	Total	Canada	United States	Other International
Net interest income	$ 5,816	$ 397	$ –	$ 940	$ 131	$ (488)	$ 6,796	$ 6,045	$ 108	$ 643
Non-interest income	2,532	3,090	3,348	688	4,005	178	13,841	7,518	4,397	1,926
Total revenue	8,348	3,487	3,348	1,628	4,136	(310)	20,637	13,563	4,505	2,569
Provision for (recovery of) credit losses	604	1	–	25	(115)	(86)	429	456	(28)	1
Insurance policyholder benefits, claims and acquisition expense	–	–	2,509	–	–	–	2,509	1,379	683	447
Non-interest expense	4,510	2,613	517	1,216	2,603	36	11,495	7,056	3,038	1,401
Business realignment charges	–	1	–	–	(1)	–	–	–	–	–
Net income (loss) before income taxes	3,234	872	322	387	1,649	(260)	6,204	4,672	812	720
Income taxes	1,110	268	20	117	317	(429)	1,403	1,458	14	(69)
Non-controlling interest	–	–	–	9	(23)	58	44	37	(1)	8
Net income from continuing operations	$ 2,124	$ 604	$ 302	$ 261	$ 1,355	$ 111	$ 4,757	$ 3,177	$ 799	$ 781
Net loss from discontinued operations	–	–	–	(29)	–	–	(29)	–	(29)	–
Net income	2,124	604	302	232	1,355	111	4,728	3,177	770	781
Less: Preferred dividends	20	6	4	7	13	10	60	40	15	5
Net income available to common shareholders	$ 2,104	$ 598	$ 298	$ 225	$ 1,342	$ 101	$ 4,668	$ 3,137	$ 755	$ 776
Average assets from continuing operations (2)	$ 187,600	$ 15,100	$ 11,600	$ 32,600	$ 260,600	$ (5,400)	$ 502,100	$ 287,200	$ 113,300	$ 101,600
Average assets from discontinued operations (2)	$ –	$ –	$ –	$ 200	$ –	$ –	$ 200	$ –	$ 200	$ –
Total average assets	$ 187,600	$ 15,100	$ 11,600	$ 32,800	$ 260,600	$ (5,400)	$ 502,300	$ 287,200	$ 113,500	$ 101,600

(1) Taxable equivalent basis.
(2) Calculated using methods intended to approximate the average of the daily balances for the period.

Revenue by business line

	2008	2007	2006
Banking (1)	$ 10,832	$ 10,485	$ 9,418
Wealth management	3,987	3,992	3,487
Insurance	2,610	3,192	3,348
Global markets (2)	1,902	2,404	2,553
Global investment banking and equity markets (2), (3)	1,536	1,733	1,417
RBC Dexia IS (4)	855	759	558
Other (5)	(140)	(103)	(144)
Total	$ 21,582	$ 22,462	$ 20,637

(1) Includes cards and payment solutions.
(2) Taxable equivalent basis.
(3) Includes our National Clients business, which was transferred from our Other line of business in the second quarter of 2007.
(4) The amount for 2006 includes two months of revenue from IIS and our 50% proportionate share of nine months of revenue from RBC Dexia IS for the year ended October 31, 2006.
(5) Consists of Global Credit and Research business, and includes the tax equivalent basis adjustment which is discussed below.

Changes in 2008

Composition of business segments

Effective May 1, 2008, we created our Insurance business segment, formerly a business under Canadian Banking. Concurrent with the realignment, we renamed our U.S. & International Banking segment International Banking. Our five business segments are outlined below.

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses.

Wealth Management businesses serve affluent and high net worth clients around the world, and provide asset management and estate and trust services directly to clients and through our internal partners and third-party distributors.

Insurance offers a wide range of life, health, travel, home and auto insurance products and creditor insurance services to individual and business clients in Canada and the U.S. We also offer reinsurance for clients around the world.

International Banking comprises our banking businesses in the U.S. and Caribbean, and global custody and investor services, which we provide through our 50% ownership in RBC Dexia IS.

Capital Markets comprises our global wholesale banking business, which provides a wide range of corporate and investment banking, sales and trading, and research and related products and services to corporate, public sector, institutional and retail clients in North America and specialized products and services in select global markets.

The comparative results have been restated to conform to our new basis of segment presentation.

All other enterprise level activities that are not allocated to these five business segments, such as enterprise funding, securitizations, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the taxable equivalent basis (teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these adjustments are necessary for Capital Markets to reflect how it is managed. The use of the teb adjustments enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of teb adjustments and measures may not be comparable to similar GAAP measures or similarly adjusted amounts at other financial institutions. The teb adjustment for 2008 was $410 million (2007 – $332 million; 2006 – $213 million).

During 2008, we also reclassified the following balances in reporting our business segments: (i) certain Allowance for credit losses – General allowance from Canadian Banking, International Banking and Capital Markets were transferred to Corporate Support without a revision to comparative segment results given the insignificance of the transfer on comparative periods; (ii) certain Trading revenue reported in the fourth quarter of 2007, and the first and second quarters of 2008 in Capital Markets from Net interest income – Interest income to Non-interest income – Other with no impact to Total revenue; (iii) segregated fund deposits were included in our gross insurance premiums and deposits balances in Insurance to ensure consistent application with insurance industry practices; (iv) management oversight and the results of our Wealth Management U.S. subprime and collateralized debt obligations available-for-sale securities (CDO AFS) portfolio were transferred to Corporate Support without a revision to comparative segment results given the insignificance of its impact on comparative periods; (v) certain U.S. municipal debt held in our Tender Option Bond (TOB) programs from Securities – Trading to Securities – Available for Sale resulting in a non-significant charge to Net income and AOCI; (vi) certain loans in our Wholesale – Bank – Canada to Wholesale – Non-banking financial services – Other International without impacting total Loans and acceptances or Net income; and (vii) certain Trading revenue reported in the fourth quarter of 2007 in Capital Markets from Non-interest income – Trading revenue to Net interest income to better reflect its nature with no impact to Total trading revenue. All comparative amounts have been revised to reflect these reclassifications, unless otherwise specifically stated.

Visa Inc. initial public offering (Visa IPO)

We incurred a net loss of $20 million ($17 million after-tax) in respect of our shares of Visa Inc., including those that were subject to mandatory redemption in connection with the Visa IPO. The net loss includes a $35 million loss recognized by Canadian Banking on their shares that were subject to mandatory redemption, representing the difference between the price at which we recorded the shares when they were received on October 3, 2007, upon the reorganization of Visa Canada and the Visa IPO price. International Banking recognized a gain of $15 million on its shares at the time of the Visa IPO. The shares of Visa Inc. are classified as available-for-sale securities and carried at cost. Refer to Note 3.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way that business segment is managed. This approach ensures our business segments' results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views those results. These items do not impact our consolidated results.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our four business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

Geographic segments

For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of our clients. Transactions are recorded in the local currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Note 29 Nature and extent of risks arising from financial instruments

We are exposed to the following risks as a result of holding financial instruments: credit risk, market risk, liquidity and funding risk. The following is a description of those risks and how we manage our exposure to them.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability or unwillingness to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligations or a reinsurer, resulting from ceded insurance risk.

Risk measurement

We employ different risk measurement processes for our wholesale and retail portfolios.

In measuring credit risk under Basel II, two principal approaches are available: Advanced Internal Ratings Based (AIRB) and Standardized. Most of our credit risk exposure is under the AIRB Approach.

Under the AIRB Approach, we use our own estimates of the three key parameters, Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), based on historical experience from internal credit risk rating systems in the derivation of risk-weighted assets in accordance with supervisory standards. The three key parameters are defined as follows:

- PD is an estimated percentage that represents the probability those obligors within a specific rating grade or for a particular pool of exposures will default within a one-year period.
- LGD is an estimated percentage of EAD that is expected to be lost in the event of default of an obligor.
- EAD is an estimated dollar value of the expected gross exposure of a facility upon default of the obligor before specific provisions or partial write-offs.

Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner.

Under the Standardized Approach, used primarily for RBC Dexia IS, RBC Bank (USA) and our Caribbean banking operations, risk weights prescribed by OSFI are used to calculate risk-weighted assets for credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor's (S&P), Moody's Investor Services (Moody's), Fitch Ratings (Fitch) and Dominion Bond Rating Services (DBRS) are used to risk-weight our sovereign and bank exposures based on the standards and guidelines issued by OSFI. For our business and retail exposures, we use the standard risk weights prescribed by OSFI.

The wholesale credit risk rating system is designed to measure and identify the risk inherent in our credit activities in an accurate and consistent manner along two dimensions: borrower risk rating (BRR), which reflects an assessment of the credit quality of the obligor, and LGD.

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Retail exposures are assessed on a pooled basis, with each pool consisting of exposures that possess similar homogeneous characteristics. The pools are assessed based on the following parameters: PD, LGD and EAD. The estimation of these parameters takes into account borrower and transaction characteristics, including behavioural credit score, product type and delinquency status. The LGD is estimated based on transaction-specific factors, including product and collateral types. Our risk ratings are reviewed and updated on a regular basis.

Our gross credit risk exposure is categorized into lending-related and other, and trading-related. Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon at the time of default of an obligor.

Trading-related credit risk exposure consists of repo-style transactions, which includes repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For over-the-counter derivatives, the gross exposure amount represents the credit equivalent amount, which is defined by OSFI as the replacement cost plus an add-on amount for potential future credit exposure.

Credit quality performance

Refer to Note 4 for additional information on the credit quality performance of our loans.

Credit risk exposure by portfolio and sector

	2008					
	Lending-related and other			Trading-related		
	Loans and acceptances					
	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)	Over-the-counter derivatives (3)	Total exposure (4)
Residential mortgages (5)	$ 122,991	$ 2	$ –	$ –	$ –	$ 122,993
Personal	60,727	42,462	67	–	–	103,256
Credit cards	8,933	19,933	–	–	–	28,866
Small business (6)	2,804	2,265	49	–	–	5,118
Retail	$ 195,455	$ 64,662	$ 116	$ –	$ –	$ 260,233
Business (7)						
Agriculture	$ 5,305	$ 409	$ 18	$ –	$ 54	$ 5,786
Automotive	3,999	1,856	137	20	507	6,519
Consumer goods	7,389	2,085	396	–	502	10,372
Energy	8,146	8,371	2,443	1	1,801	20,762
Non-bank financial services	8,788	5,212	4,589	49,463	18,241	86,293
Forest products	1,152	523	101	7	122	1,905
Industrial products	5,033	2,177	323	–	306	7,839
Mining and metals	3,947	1,206	542	69	962	6,726
Real estate and related	22,978	3,406	1,428	7	397	28,216
Technology and media	3,206	3,026	296	–	490	7,018
Transportation and environment	4,239	2,026	569	–	865	7,699
Other (8)	25,623	6,357	10,100	1,661	10,710	54,451
Sovereign (9)	2,496	2,548	10,749	2,784	17,824	36,401
Bank (10)	5,284	4,308	57,793	61,675	34,171	163,231
Wholesale	$ 107,585	$ 43,510	$ 89,484	$ 115,687	$ 86,952	$ 443,218
Total exposure	$ 303,040	$ 108,172	$ 89,600	$ 115,687	$ 86,952	$ 703,451

(1) Includes contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities.
(2) Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3) Credit equivalent amount after factoring in master netting agreements.
(4) Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5) Includes certain synthetic mortgage securitizations.
(6) Includes small business exposure managed on a pooled basis.
(7) Includes small business exposure managed on an individual client basis.
(8) The Lending-related and other credit risk exposure of our Other Business sector within the Wholesale portfolio comprises: (i) for Outstanding loans and acceptances: other services $10.9 billion, financing products $4.9 billion, holding and investments $4.6 billion, health $2.5 billion and other $2.7 billion; (ii) for Undrawn loans and acceptances commitments: other services $3.7 billion, health $.9 billion, holding and investments $.7 billion, financing products $.6 billion and other $.4 billion; and (iii) for Other lending-related: other services $2.2 billion, financing products $.7 billion, holdings and investments $.6 billion and other $6.5 billion. The Trading-related credit risk exposure of our Other Business sector within the Wholesale portfolio comprises: (i) for Repo-style transactions: other services $.4 billion, holdings and investments $.3 billion, financing products $.1 billion and other $.8 billion; and (ii) Over-the-counter derivatives: financing products $5.4 billion, other services $1.7 billion and other $3.5 billion.
(9) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(10) Bank refers primarily to regulated deposit-taking institutions and securities firms.

Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions.

Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table.

Concentration of credit risk

	2008									2007 (1)								
	Canada	%	United States	%	Europe	%	Other International	%	Total	Canada	%	United States	%	Europe	%	Other International	%	Total
On-balance sheet assets																		
other than derivatives (2)	$240,620	69%	$ 56,382	16%	$ 40,519	12%	$ 10,337	3%	$347,858	$227,206	72%	$ 41,518	13%	$ 40,658	13%	$ 6,146	2%	$315,528
Derivatives before master netting agreement (3), (4)	24,033	18	27,106	21	69,728	53	10,716	8	131,583	14,690	23	15,096	23	29,501	45	5,763	9	65,050
	$264,653	55%	$ 83,488	18%	$110,247	23%	$ 21,053	4%	$479,441	$241,896	64%	$ 56,614	15%	$ 70,159	18%	$11,909	3%	$380,578
Off-balance sheet credit instruments (5)																		
Committed and uncommitted (6)	$177,317	64%	$ 62,932	23%	$ 17,388	6%	$ 17,850	7%	$275,487	$163,897	58%	$ 69,326	25%	$ 22,893	8%	$26,150	9%	$282,266
Other	24,820	51	11,047	23	10,615	22	1,998	4	48,480	31,194	53	13,418	23	14,226	24	87	–	58,925
	$202,137	63%	$ 73,979	23%	$ 28,003	9%	$ 19,848	6%	$323,967	$195,091	57%	$ 82,744	24%	$ 37,119	11%	$26,237	8%	$341,191

(1) The 2007 comparative information has been revised as a result of implementing Basel II.
(2) Includes assets purchased under reverse repurchase agreements and securities borrowed, loans and customers' liability under acceptances. The largest concentrations in Canada are Ontario at 51% (2007 – 51%), the Prairies at 16% (2007 – 16%), British Columbia and the territories at 16% (2007 – 15%) and Quebec at 12% (2007 – 14%). No industry accounts for more than 19% (2007 – 30%) of total on-balance sheet credit instruments.
(3) The largest concentration of credit exposure by counterparty type is banks at 62% (2007 – 60%).
(4) Excludes credit derivatives classified as other than trading with a replacement cost of $400 million (2007 – $36 million).
(5) Represents financial instruments with contractual amounts representing credit risk.
(6) Comparative amounts have been revised to include retail commitments in addition to commercial commitments. Retail and wholesale commitments comprise 32% (2007 – 30%) and 68% (2007 – 70%), respectively, of our total commitments. The largest sector concentration in the wholesale portfolio relates to Non-bank financial services at 34% (2007 – 38%), Bank at 11% (2007 – 16%), Energy at 9% (2007 – 7%), Real estate and related at 7% (2007 – 7%) and Sovereign at 6% (2007 – 3%).

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We are exposed to counterparty credit risk when we purchase credit protection or the derivative has a positive fair value. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk. These contracts are subject to the same credit approval, limits and monitoring standards used for managing other credit risk.

We purchase and sell credit protection for both trading and other-than-trading purposes. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk.

Trading credit derivatives (1)

	2008	2007
Notional amount		
Protection purchased	$ 140,010	$ 202,733
Protection sold	132,515	190,514
Fair value (2)		
Positive	16,456	10,416
Negative	15,344	9,375
Replacement cost (3)	5,607	3,340

(1) Comprises credit default swaps.
(2) Gross fair value before netting.
(3) Replacement cost is after netting but before collateral.

We also purchase and sell credit derivatives for other-than-trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio. The notional amount of other-than-trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor related to U.S. subprime-related assets.

Other-than-trading credit derivatives position (notional amount and fair value) (1)

	2008	2007
Notional amount		
Business		
Automotive	$ 473	$ 379
Energy	363	957
Non-bank financial services	379	1,161
Mining and metals	590	591
Real estate and related	136	413
Technology and media	10	10
Transportation and environment	224	335
Other	439	472
Sovereign (2)	294	220
Bank (3)	259	731
Net protection purchased	$ 3,167	$ 5,269
Offsetting protection sold related to the same reference entity	–	261
Gross protection purchased	$ 3,167	$ 5,530
Net protection sold (4)	$ 147	$ 186
Offsetting protection purchased related to the same reference entity	–	261
Gross protection sold	$ 147	$ 447
Gross protection purchased and sold (notional amount)	$ 3,314	$ 5,977
Fair value (5)		
Positive	$ 400	$ 36
Negative	15	30

(1) Comprises credit default swaps.
(2) Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3) Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4) Protection sold as at October 31, 2008 related to consumer goods $81 million and other $66 million (October 31, 2007 – consumer goods $67 million and other $119 million).
(5) Gross fair value before netting.

Objectives, policies and methodologies

Our credit risk management principles are guided by our overarching risk management principles. In particular, the following two principles are complemented by the items below with respect to credit risk management:

(i) The effective balancing of risk and return is achieved through:
- Ensuring that credit quality is not compromised for growth
- Diversifying credit risks in transactions, relationships and portfolios
- Using our credit risk rating and scoring systems, policies and tools
- Pricing appropriately for the credit risk taken
- Applying consistent credit risk exposure measurements
- Mitigating credit risk through preventive and detective controls
- Transferring credit risk to third parties where appropriate through approved credit risk mitigation techniques, including hedging activities and insurance coverage.

(ii) All business activities that are not consistent with our values, code of conduct or policies must be avoided.

The following committees are involved in the management of credit risks: Board of Directors and Conduct Review and Risk Policy Committee (CR&RPC), Group Risk Committee (GRC), Policy Review Committee and Structured Transactions Oversight Committee. Working in combination, these committees approve credit risk limits, ensure that management has in place frameworks, policies, processes and procedures to manage credit risk and that the overall credit risk policies are complied with at the business and transaction levels.

Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of transactional and portfolio management contexts. Our credit risk policies comprise the following six categories:
- Credit Risk Assessment includes policies related to credit risk analysis, risk rating, risk scoring and trading credit
- Credit Risk Mitigation includes credit structuring, collateral and guarantees
- Credit Risk Approval includes credit risk limits and exceptions
- Credit Documentation focuses on documentation and administration
- Credit Review and Deterioration includes monitoring and review
- Credit Portfolio Management includes portfolio management and risk quantification.

Our products and services are subject to risk review and approval processes. Proposals for new and amended credit products and services are comprehensively reviewed and approved under a risk assessment framework. The risk assessment is used to assess the risk level of the proposal to determine the level of risk approval required. For proposals with significant risk implications, approval by the Policy Review Committee is required. We seek to mitigate our exposure to credit risk through a variety of means, including structuring of transactions, collateral and credit derivatives.

Limits are used to ensure our portfolio is well diversified and within our risk limit as approved by the Board of Directors. Our credit limits are established at the following levels to ensure adequate diversification and to reduce concentration risk:
- Single-name limits
- Underwriting risk
- Geographic (country and region) limits
- Industry sector limits
- Product and portfolio limits

Group Risk Management (GRM) provides a number of enterprise level credit risk reports to senior management and the Board of Directors so as to ensure that shifts in our credit risk exposure or negative trends in our credit profile are highlighted and appropriate actions can be taken where necessary.

An Enterprise Risk Report is distributed to the Board of Directors, GRC and senior executives on a quarterly basis. The report provides an overview of our risk profile, including trending information, significant risk issues and analysis of significant shifts in exposures, expected loss and risk ratings. Large exposures subject to credit policy exceptions, as well as significant counterparty exposure and downgrades, are also reported. Analysis is provided on a portfolio and industry basis and includes the results of stress testing and sensitivity analysis.

Separate business specific reports are also provided to senior management, who monitor the credit quality of their respective portfolios and emerging industry or market trends.

Our credit risk objectives, policies and methodologies have not changed materially from 2007.

Market risk

Market risk is the risk of loss on the value of a financial instrument that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, in particular, the volatility and liquidity in the markets where the instruments are traded, expectations of future price and yield movements and the composition of our trading portfolio.

Trading market risk

We conduct trading activities over-the-counter and on exchanges in the spot, forwards, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operations primarily act as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits determined by the Board of Directors. The trading book, as defined by OSFI, consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets and comprise:
- Interest rate risk, which is the potential adverse impact on the value of a financial instrument due to changes in interest rates. It is composed of (i) directional risk – arising from parallel shifts in the yield curve; (ii) yield curve risk – arising from non-uniform rate changes across a spectrum of maturities; (iii) basis risk –

resulting from an imperfect hedge of one instrument type by another instrument type whose changes in price are not perfectly correlated; and (iv) option risk – arising from changes in the value of embedded options due to changes in prices or rates and their volatility. Most financial instruments have exposure to interest rate risk.

- Foreign exchange rate risk, which is the potential adverse impact on the value of a financial instrument due to currency rate and precious metals price movements and volatilities. In our proprietary positions, we are exposed to the spot, forwards and derivative markets.
- Equity risk, which is the potential adverse impact on the value of a financial instrument due to movements in individual equity prices or general movements in the level of the stock market. We are exposed to equity risk from the buying and selling of equities and indices as principal in conjunction with our investment banking activities and from our trading activities, which include tailored equity derivative products, arbitrage trading and relative value trading.
- Commodities risk, which is the potential adverse impact on the value of a financial instrument due to commodities price movements and volatilities. Principal commodities traded include crude oil, heating oil, natural gas and power. In our proprietary positions, we are exposed to the spot, forwards and derivative markets.
- Credit spread risk, which is the general adverse impact on the value of a financial instrument due to changes in the credit spreads associated with our holdings of instruments subject to credit risk.
- Credit specific risk, which is the potential adverse impact on the value of a financial instrument due to changes in the creditworthiness and default of issuers on our holdings in bonds and money market instruments, and those underlying credit derivatives. Severe dislocation of money market and bond markets from the synthetic credit markets, as well as fundamentals-based market valuations, impacts trading ability, profitability and risk measurements.
- Market illiquidity risk, which is the inability to liquidate our positions or acquire hedges to neutralize our trading positions. In times of severe stress, illiquidity is experienced in even the most highly rated and previously highly liquid instruments.

Risk measurement

We use risk measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing in assessing global risk-return trends. The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital calculated under a VaR based Internal Models Approach, while structured credit derivatives and mortgage-backed securities are calculated under the Standardized Approach as approved by OSFI. Also calculated under the Standardized Approach for migration and default (specific) risk are a limited set of interest rate products. These products and risks

VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. Larger losses are possible, but with low probability. For example, based on a 99% confidence interval, a portfolio with a VaR of $20 million held over one day would have a one in one hundred chance of suffering a loss greater than $20 million in that day. We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit spreads, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR. Historical VaR assumes that the future will behave like the past. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a one-day horizon VaR for risk measurement implies that positions could be unwound or hedged within a day but this may not be a realistic assumption if the market becomes largely or completely illiquid. VaR is calculated on end-of-day positions.

To ensure VaR effectively captures our market risk, we continuously monitor and enhance our methodology. Daily back-testing serves to compare hypothetical profit or loss against the VaR to monitor the statistical validity of 99% confidence level of the daily VaR measure. Back-testing is calculated by holding position levels constant and isolating the effect of the movement of actual market rates over the next day and over the next 10 days on the market value of the portfolios. Intraday position changes account for most of the difference between theoretical back-testing and actual profit and loss. VaR models and market risk factors are independently reviewed periodically to further ensure accuracy and reliability.

Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and is designed to isolate and quantify exposure to the underlying risk.

VaR is a risk measure that is only meaningful in normal market conditions. To address more extreme market events, stress testing is used to measure and alert senior management to our exposure to potential political, economic or other disruptive events. Our stress scenarios are reviewed and updated as required to reflect relevant events and hypothetical situations. In light of the current market environment, we supplemented existing market risk measures by frequent updates to the historical scenario window used in VaR and risk factors were refined to accurately reflect the current market conditions in the calculations. While we endeavour to be conservative in our stress testing, there can be no assurance that our stress testing assumptions will cover every market scenario that may unfold.

The following table shows our global VaR for total trading activities by major risk category and the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Global VaR

	2008				2007			
	As at October 31	For the year ended October 31 Average	High	Low	As at October 31	For the year ended October 31 Average	High	Low
Equity	$ 8	$ 13	$ 28	$ 6	$ 8	$ 9	$ 18	$ 4
Foreign exchange	8	3	9	1	4	2	7	1
Commodities	1	2	6	0	2	1	2	–
Interest rate	34	26	44	17	20	19	23	14
Credit specific	8	7	11	4	3	3	5	2
Diversification	(19)	(23)	(38)	(13)	(19)	(13)	(22)	(8)
Global VaR	$ 40	$ 28	$ 50	$ 18	$ 18	$ 21	$ 27	$ 16

Objectives, policies and methodologies
Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the CR&RPC, and delegated to senior management.

The independent oversight of trading market risk management activities is the responsibility of GRM – Marketing and Trading Credit Risk. GRM – Market and Trading Credit Risk establishes market risk policies and limits, develops quantitative techniques and analytical tools, vets trading models and systems, maintains the VaR and stress risk measurement systems, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of trading operational limits, market risk and counterparty credit limit compliance, risk analytics, and the review and oversight of non-traditional or complex transactions. GRM uses risk measurement tools such as VaR, sensitivity analysis and stress testing in assessing global risk-return trends and to alert senior management to adverse trends or positions. Reports on trading risks are provided by GRM – Market and Trading Credit Risk to the Chief Risk Officer (CRO) and the operating committee of Capital Markets on a weekly basis and to senior management on a daily basis. Enterprise-wide reporting is used to monitor compliance against VaR and stress limits approved by the Board of Directors and the operating limits derived from these board limits. In addition to this monitoring, GRM – Market and Trading Credit Risk pre-approves excesses and reports any breach to the CRO and the operating committee of Capital Markets.

Non-trading market risk (Asset/liability management)
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis. For additional information regarding the use of the derivatives in asset and liability management, refer to Note 7.

Risk measurement
Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management as it provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve. The economic value of equity is equal to the net present value of our assets, liabilities and off-balance sheet instruments.

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point and 200 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives.

Market risk measures – Non-trading banking activities

	2008						2007		2006	
	Economic value of equity risk			Net interest income risk						
	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:										
100bp increase in rates	$ (470)	$ (38)	$ (508)	$ 23	$ 22	$ 45	$ (440)	$ 54	$ (496)	$ 87
100bp decrease in rates	404	44	448	(62)	(28)	(90)	309	(111)	375	(153)
Before-tax impact of:										
200bp increase in rates	$ (982)	$ (68)	$ (1,050)	$ 8	$ 54	$ 62	$ (930)	$ 97	$ (1,044)	$ 147
200bp decrease in rates	774	64	838	(236)	(43)	(279)	553	(231)	658	(319)

(1) Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Objectives, policies and methodologies
Corporate Treasury is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. Our Asset and Liability Committee (ALCO) provides oversight to Corporate Treasury and reviews and approves the policies developed by Corporate Treasury. An enterprise interest rate risk report is reviewed monthly by ALCO and quarterly by GRC and the Board of Directors.

Our interest rate risk policy and interest rate limit document define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on an immediate and sustained 100 basis point increase or decrease parallel shift of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 5% of projected common equity. Interest rate risk limits are reviewed and approved annually by the Board of Directors.

Our overall market risk objectives and methodologies have not changed materially from 2007.

Liquidity and funding risk

Liquidity and funding risk is the risk that we may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet our commitments as they come due.

Risk measurement
The assessment of our liquidity position reflects management's estimates, assumptions and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our clients and counterparties. We measure and manage our liquidity position from three risk perspectives:

- Structural liquidity risk, which addresses the risk due to mismatches in effective maturities between assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets;
- Tactical liquidity risk, which addresses our normal day-to-day funding requirements that are managed by imposing prudential

limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons (overnight to nine weeks), as well as on our pledging activities that are subject to an enterprise-wide framework that assigns a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities; and
- Contingent liquidity risk, which assesses the impact of and our intended responses to sudden stressful events.

Objectives, policies and processes

Our liquidity and funding management framework is designed to ensure that adequate sources of reliable and cost-effective cash or its equivalents are continually available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this objective, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:

- A large base of core client deposits;
- Continual access to diversified sources of wholesale funding, including demonstrated capacities to monetize specific asset classes; and
- A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as "contingency liquidity assets") that provide assured access to cash in a crisis.

Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions. We monitor and manage our liquidity position on a consolidated basis and consider legal, regulatory, tax, operational and any other applicable restrictions when analyzing our ability to lend or borrow funds between branches, branches and subsidiaries, and subsidiaries. In response to deteriorating macroeconomic and financial market conditions, we have taken steps to further conserve funding and manage the composition of our balance sheet. This includes selectively reducing trading inventories, enhancing the liquidity of our balance sheet and evaluating various newly announced public sector funding programs in different jurisdictions to determine our eligibility and, as applicable, our interest.

The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management.

- The Audit Committee and the CR&RPC approve our liquidity and funding management framework. The Audit Committee approves our liquidity risk policy, pledging framework, and liquidity contingency plan and establishes broad liquidity risk tolerance levels, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.
- GRC and ALCO share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines.
- Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework.
- Treasury departments of business segments and key subsidiaries execute transactions in line with liquidity management policies and strategies.
- Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.

In managing liquidity risk, we favour a centralized management approach so that funding and operational efficiencies can be maximized. We also believe that this approach results in more co-ordinated and effective measurement and oversight. However, market, regulatory, tax and organizational considerations influence the extent to which we can be fully centralized.

Our principal liquidity and funding policies are reviewed and approved annually by ALCO, GRC and the Board of Directors. These broad policies establish risk tolerance parameters and authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific measures, businesses and products. These policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.

Targets for our structural liquidity position are approved at least annually and monitored quarterly. With respect to net short-term funding requirements, limits are monitored daily or weekly, depending on the materiality of each RBC reporting entity to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions is reviewed periodically by Corporate Treasury with GRM and the business to determine if they remain valid or changes to assumptions and limits are required in light of internal or external developments. Through this type of process, we ensure that a close link is maintained between the management of liquidity and funding risk and market liquidity risk. As a result of global market volatility during the last year, we have modified the liquidity treatment of certain asset classes, including auction rate securities and asset-backed securities, based on our expectations of market liquidity for these products. Some limits have been revised to take into consideration the results of updated stress tests during this period of market volatility.

Our liquidity and funding risk objectives, policies and methodologies have not changed materially from 2007. However, certain limits and strategies have been revised as a result of the market conditions.

Credit ratings

The following table presents our major credit ratings as at December 4, 2008.

As at December 4, 2008 (1)	Short-term debt	Senior long-term debt	Outlook
Moody's (2)	P-1	Aaa	negative
S&P (3)	A-1+	AA-	stable
Fitch	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1) Credit ratings are not recommendations to purchase, sell or hold our securities as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.
(2) In November 2008, Moody's revised our rating outlook from stable to negative.
(3) In May 2008, S&P revised our rating outlook from positive to stable.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	2008 (1)					2007 (1)
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Unsecured long-term funding	$ 11,906	$ 26,676	$ 14,237	$ 5,796	$ 58,615	$ 49,131
Covered bonds	205	–	3,103	1,940	5,248	–
Subordinated debentures	278	–	–	7,980	8,258	6,343
Obligations under leases (2)	550	884	633	1,129	3,196	3,161
	$ 12,939	$ 27,560	$ 17,973	$ 16,845	$ 75,317	$ 58,635

(1) The amounts presented exclude accrued interest except for the category "Within 1 year."
(2) Substantially all of our lease commitments are operating.

Note 30 Capital management

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements, Basel Committee of Banking Supervisors. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders' equity, non-cumulative preferred shares (the majority of which do not have conversion features into common shares) and the eligible amount of innovative capital instruments. In addition, goodwill and other items prescribed by OSFI are deducted from Tier 1 capital. Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses, less OSFI-prescribed deductions. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets (RAA). OSFI requires banks to meet minimum risk-based capital requirements for exposures to credit risk, operational risk, and where they have significant trading activity, market risk. RAA is calculated for each of these risk types and added together to determine total RAA.

In addition, OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Our regulatory capital ratios for 2008 have been calculated using Basel II, which is required to be applied only on a prospective basis. The differences between Basel I and Basel II make it difficult to meaningfully compare the ratios to those as at October 31, 2007.

Regulatory capital and capital ratios

	Basel II 2008	Basel I 2007
Capital		
Tier 1 capital	$ 25,173	$ 23,383
Total capital	30,830	28,571
Risk-adjusted assets		
Credit risk	$ 229,537	$ 231,302
Market risk	17,220	16,333
Operational risk	31,822	–
Total risk-adjusted assets	$ 278,579	$ 247,635
Capital ratios		
Tier 1 capital	9.0%	9.4%
Total capital	11.1%	11.5%
Assets-to-capital multiple	20.1X	19.9X

Our Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Act, which states that except as otherwise specified by OSFI, our Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and U.S. GAAP are quantified and described below.

Condensed Consolidated Balance Sheets

	2008			2007		
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
Assets						
Cash and due from banks	$ 11,086	$ (133)	$ 10,953	$ 4,226	$ (78)	$ 4,148
Interest-bearing deposits with banks	20,041	(5,017)	15,024	11,881	(4,436)	7,445
Securities (1)						
Trading	122,508	(2,388)	120,120	147,485	(4,490)	142,995
Available-for-sale	48,626	6,176	54,802	30,770	5,468	36,238
	171,134	3,788	174,922	178,255	978	179,233
Assets purchased under reverse repurchase agreements and securities borrowed	44,818	(3,086)	41,732	64,313	(2,263)	62,050
Loans (net of allowance for loan losses)	289,540	(2,638)	286,902	237,936	(2,188)	235,748
Other						
Customers' liability under acceptances	11,285	–	11,285	11,786	–	11,786
Derivatives	136,134	(345)	135,789	66,585	(295)	66,290
Premises and equipment, net	3,260	(141)	3,119	2,131	(102)	2,029
Goodwill	9,977	(65)	9,912	4,752	(61)	4,691
Other intangibles	1,253	(161)	1,092	628	(180)	448
Reinsurance recoverables	–	1,260	1,260	–	1,140	1,140
Separate account assets	–	81	81	–	114	114
Other assets	25,331	25,684	51,015	17,853	30,590	48,443
	187,240	26,313	213,553	103,735	31,206	134,941
	$ 723,859	$ 19,227	$ 743,086	$ 600,346	$ 23,219	$ 623,565
Liabilities and shareholders' equity						
Deposits	$ 438,575	$ (16,040)	$ 422,535	$ 365,205	$ (12,276)	$ 352,929
Other						
Acceptances	11,285	–	11,285	11,786	–	11,786
Obligations related to securities sold short	27,507	1,787	29,294	44,689	829	45,518
Obligations related to assets sold under repurchase agreements and securities loaned	32,053	(1,135)	30,918	37,033	(1,290)	35,743
Derivatives	128,705	(346)	128,359	72,010	(312)	71,698
Insurance claims and policy benefit liabilities	7,385	3,720	11,105	7,283	2,530	9,813
Separate account liabilities	–	81	81	–	114	114
Other liabilities	35,689	31,739	67,428	28,483	33,712	62,195
	242,624	35,846	278,470	201,284	35,583	236,867
Subordinated debentures	8,131	41	8,172	6,235	6	6,241
Trust capital securities	1,400	(1,400)	–	1,400	(1,400)	–
Preferred share liabilities	–	–	–	300	(300)	–
Non-controlling interest in subsidiaries	2,371	1,396	3,767	1,483	1,405	2,888
Shareholders' equity (2)	30,758	(616)	30,142	24,439	201	24,640
	$ 723,859	$ 19,227	$ 743,086	$ 600,346	$ 23,219	$ 623,565

(1) On October 1, 2008, we reclassified $3,476 million of securities from Trading to Available-for-sale. Refer to the Reclassification of securities section later in this note.

(2) Included in our consolidated earnings as at October 31, 2008 was $538 million (2007 – $407 million) of undistributed earnings of our joint ventures and investments accounted for using the equity method under U.S. GAAP.

Condensed Consolidated Statements of Income

		2008		2007		2006
Net income from continuing operations, Canadian GAAP	$	4,555	$	5,492	$	4,757
Differences:						
Net interest income						
Derivative instruments and hedging activities		(10)		(17)		(22)
Joint ventures		(165)		(115)		(75)
Liabilities and equity		112		115		115
Other		(12)		–		–
Non-interest income						
Insurance accounting		289		(202)		(544)
Derivative instruments and hedging activities		(107)		56		(31)
Reclassification of securities		(379)		8		14
Application of the fair value option		(127)		1		–
Variable interest entities		–		4		(10)
Limited partnerships		(17)		60		(3)
Joint ventures		(681)		(650)		(458)
Reclassification of foreign currency translation		(3)		(41)		(4)
Other		(17)		(31)		(29)
Provision for (recovery of) credit losses						
Joint ventures		3		4		2
Other		(44)		(8)		–
Insurance policyholder benefits, claims and acquisition expense						
Insurance accounting		(368)		137		471
Non-interest expense						
Stock appreciation rights		(13)		11		16
Insurance accounting		72		69		75
Joint ventures		724		653		440
Variable interest entities		–		2		2
Other		17		31		29
Income taxes and net difference in income taxes due to the above items		342		66		95
Non-controlling interest in net income of subsidiaries						
Variable interest entities		–		(6)		8
Joint ventures		5		3		3
Liabilities and equity		(101)		(101)		(101)
Net income from continuing operations, U.S. GAAP	$	4,075	$	5,541	$	4,750
Net loss from discontinued operations, Canadian GAAP (1)	$	–	$	–	$	(29)
Difference – Other		–		–		–
Net loss from discontinued operations, U.S. GAAP (1)	$	–	$	–	$	(29)
Net income, U.S. GAAP	$	4,075	$	5,541	$	4,721
Basic earnings per share (2)						
Canadian GAAP	$	3.41	$	4.24	$	3.65
U.S. GAAP	$	3.03	$	4.26	$	3.62
Basic earnings per share from continuing operations						
Canadian GAAP	$	3.41	$	4.24	$	3.67
U.S. GAAP	$	3.03	$	4.26	$	3.64
Basic earnings (loss) per share from discontinued operations (1)						
Canadian GAAP	$	–	$	–	$	(.02)
U.S. GAAP	$	–	$	–	$	(.02)
Diluted earnings per share (2)						
Canadian GAAP	$	3.38	$	4.19	$	3.59
U.S. GAAP	$	3.00	$	4.21	$	3.57
Diluted earnings per share from continuing operations						
Canadian GAAP	$	3.38	$	4.19	$	3.61
U.S. GAAP	$	3.00	$	4.21	$	3.59
Diluted earnings (loss) per share from discontinued operations (1)						
Canadian GAAP	$	–	$	–	$	(.02)
U.S. GAAP	$	–	$	–	$	(.02)

(1) Discontinued operations relate to the sale of RBC Mortgage Company in 2005.
(2) The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent. Please refer to material differences between Canadian and U.S. GAAP for details of this two-class method.

Condensed Consolidated Statements of Cash Flows (1)

	2008	2007	2006
Cash flows from (used in) operating activities, Canadian GAAP	$ 11,432	$ 22,525	$ (14,298)
U.S. GAAP adjustment for net income	(480)	49	(8)
Adjustments to determine net cash from (used in) operating activities			
Provision for credit losses	41	4	(2)
Depreciation	(26)	(24)	(20)
Future income taxes	(43)	(416)	271
Amortization of other intangibles	(27)	(26)	(20)
Gain on sale of available-for-sale securities	(9)	(14)	-
Writedown of available-for-sale securities	15	–	-
Changes in operating assets and liabilities			
Insurance claims and policy benefit liabilities	1,190	(156)	43
Net change in accrued interest receivable and payable	-	293	(120)
Current income taxes	(219)	64	-
Derivative assets	50	1,012	440
Derivative liabilities	(34)	(624)	(267)
Trading securities	(6,087)	(2,102)	(695)
Reinsurance recoverable	(120)	42	8
Net change in brokers and dealers receivable and payable	3,050	344	3,872
Other	342	184	2,430
Net cash from (used in) operating activities, U.S. GAAP	9,075	21,133	(8,366)
Cash flows used in investing activities, Canadian GAAP	(44,653)	(39,720)	(43,933)
Change in interest-bearing deposits with banks	581	213	4,191
Change in loans, net of loan securitizations	443	2,084	1,050
Proceeds from sale of available-for-sale securities	4,057	4,773	14,727
Proceeds from sale of investment securities	-	–	(14,709)
Proceeds from maturity of available-for-sale securities	678	1,185	28,185
Proceeds from maturity of investment securities	–	–	(28,203)
Purchases of available-for-sale securities	(1,586)	(5,960)	(38,383)
Purchases of investment securities	-	–	38,474
Net acquisitions of premises and equipment	65	40	73
Change in assets purchased under reverse repurchase agreements and securities borrowed	823	115	2,148
Net cash used in investing activities, U.S. GAAP	(39,592)	(37,270)	(36,380)
Cash flows from financing activities, Canadian GAAP	39,198	17,374	57,711
Change in deposits	(61,271)	(17,831)	(36,663)
Change in deposits – Canada	6,562	(2,792)	(299)
Change in deposits – International	50,945	17,813	27,468
Issue of preferred shares	(5)	(16)	(7)
Redemption of preferred shares for cancellation	7	5	-
Issuance costs	5	11	7
Issue of common shares	1	(1)	1
Purchase of treasury shares	-	(1)	(2)
Sales of treasury shares	-	3	-
Dividends paid	(14)	(15)	(13)
Change in obligations related to assets sold under repurchase agreements and securities loaned	155	(149)	(1,141)
Dividends/distributions paid by subsidiaries to non-controlling interests	(102)	(101)	(102)
Change in obligations related to securities sold short	958	2,017	(2,835)
Net cash from financing activities, U.S. GAAP	$ 36,439	$ 16,317	$ 44,125
Effect of exchange rate changes on cash and due from banks	$ 883	$ (332)	$ (80)
Net change in cash and due from banks	6,805	(152)	(701)
Cash and due from banks at beginning of year	$ 4,148	$ 4,300	$ 5,001
Cash and due from banks at end of year, U.S. GAAP	$ 10,953	$ 4,148	$ 4,300

(1) We did not have any discontinued operations during 2008 and 2007.

Accumulated other comprehensive (loss), net of taxes (1)

	2008			2007			2006 (1)
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Transition adjustment	$ (45)	$ 45	$ –	$ (45)	$ 45	$ –	$ –
Unrealized gains and losses on available-for-sale securities	(1,068)	57	(1,011)	(65)	133	68	191
Unrealized foreign currency translation gains and losses, net of hedging activities	(802)	45	(757)	(3,207)	(4)	(3,211)	(2,000)
Gains and losses on derivatives designated as cash flow hedges	(443)	(86)	(529)	111	(91)	20	(52)
Additional pension obligation	–	(523)	(523)	–	(541)	(541)	(62)
Accumulated other comprehensive (loss), net of income taxes	$ (2,358)	$ (462)	$ (2,820)	$ (3,206)	$ (458)	$ (3,664)	$ (1,923)

(1) The concept of AOCI was introduced under Canadian GAAP upon the adoption of Section 1530 on November 1, 2006 . Accordingly, there is no reconciliation for the prior periods presented.

Consolidated Statements of Comprehensive Income

	2008			2007			2006 (1)
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Net income	$ 4,555	$ (480)	$ 4,075	$ 5,492	$ 49	$ 5,541	$ 4,721
Other comprehensive income, net of taxes							
Net unrealized (losses) gains on available-for-sale securities, net of reclassification adjustments	(1,003)	(76)	(1,079)	(65)	(58)	(123)	108
Unrealized foreign currency translation gains (losses)	5,080	46	5,126	(2,965)	(49)	(3,014)	(507)
Reclassification of (gains) losses on foreign currency translation to income	(3)	3	–	(42)	41	(1)	6
Net foreign currency translation (losses) gains from hedging activities	(2,672)	–	(2,672)	1,804	–	1,804	269
Net (losses) gains on derivatives designated as cash flow hedges	(603)	–	(603)	80	1	81	(35)
Reclassification of losses on derivatives designated as cash flow hedges to income	49	5	54	31	(5)	26	148
Additional pension obligation	–	18	18	–	50	50	251
Total comprehensive income	$ 5,403	$ (484)	$ 4,919	$ 4,335	$ 29	$ 4,364	$ 4,961
Income taxes (recovery) deducted from the above items:							
Net unrealized (losses) gains on available-for-sale securities	$ (577)	$ 64	$ (513)	$ (11)	$ (37)	$ (48)	$ 57
Net foreign currency translation (losses) gains from hedging activities	(1,361)	–	(1,361)	911	–	911	130
Net (losses) gains on derivatives designated as cash flow hedges	(304)	–	(304)	43	–	43	(15)
Reclassification of losses on derivatives designated as cash flow hedges to income	23	3	26	16	(3)	13	75
Additional pension obligation	–	9	9	–	27	27	134
Total income taxes (recovery)	$ (2,219)	$ 76	$ (2,143)	$ 959	$ (13)	$ 946	$ 381

(1) A new Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP upon adoption of Section 1530 on November 1, 2006. Accordingly, there is no reconciliation for the prior periods presented.

Material balance sheet reconciling items

The following tables present the increases or (decreases) in assets, liabilities and shareholders' equity by material differences between Canadian and U.S. GAAP.

2008	Joint ventures	Insurance accounting	Reclassification of securities	Application of the fair value option	Limited partnerships	Stock appreciation rights	Liabilities and equity	Pension and other post-employment benefits	Trade date accounting	Non-cash collateral	Right of offset	Derivative instruments and hedging activities	Cumulative translation adjustment, loans held for sale and other minor items	Total
Assets														
Cash and due from banks	$ (133)	–	–	–	–	–	–	–	–	–	–	–	–	$ (133)
Interest-bearing deposits with banks	$ (5,017)	–	–	–	–	–	–	–	–	–	–	–	–	$ (5,017)
Securities	$ (1,460)	–	(940)	–	(240)	–	–	–	6,427	–	–	–	1	$ 3,788
Assets purchased under reverse repurchase agreements and securities borrowed	$ (3,085)	–	–	(1)	–	–	–	–	–	–	–	–	–	$ (3,086)
Loans	$ (2,635)	–	–	(3)	–	–	–	–	–	–	–	–	–	$ (2,638)
Other assets	$ (5,893)	3,538	1,023	51	280	(19)	–	(256)	14,108	13,360	–	(1)	122	$ 26,313
Liabilities and shareholders' equity														
Deposits	$ (16,124)	–	–	91	–	–	–	–	–	–	–	(3)	(4)	$ (16,040)
Other liabilities	$ (2,061)	3,801	–	1	–	(46)	(34)	267	20,535	13,360	–	–	23	$ 35,846
Subordinated debentures	$ –	–	–	41	–	–	–	–	–	–	–	–	–	$ 41
Trust capital securities	$ –	–	–	–	–	–	(1,400)	–	–	–	–	–	–	$ (1,400)
Preferred share liabilities	$ –	–	–	–	–	–	–	–	–	–	–	–	–	$ –
Non-controlling interest in subsidiaries	$ (38)	–	–	–	–	–	1,434	–	–	–	–	–	–	$ 1,396
Shareholders' equity	$ –	(263)	83	(86)	40	27	–	(523)	–	–	–	2	104	$ (616)

2007		Joint ventures	Insurance accounting	Reclassification of securities	Application of the fair value option	Limited partnerships	Stock appreciation rights	Liabilities and equity	Pension and other post-employment benefits	Trade date accounting	Non-cash collateral	Right of offset	Derivative instruments and hedging activities	Cumulative translation adjustment, loans held for sale and other minor items	Total
Assets															
Cash and due from banks	$	(78)	–	–	–	–	–	–	–	–	–	–	–	–	$ (78)
Interest-bearing deposits with banks	$	(4,436)	–	–	–	–	–	–	–	–	–	–	–	–	$ (4,436)
Securities	$	(375)	–	(875)	–	(195)	–	–	–	2,422	–	–	–	1	$ 978
Assets purchased under reverse repurchase agreements and securities borrowed	$	(2,262)	–	–	(1)	–	–	–	–	–	–	–	–	–	$ (2,263)
Loans	$	(2,931)	–	–	(18)	–	–	–	–	–	–	717	–	44	$ (2,188)
Other assets	$	(4,818)	2,967	870	3	220	(23)	–	(202)	13,995	18,106	–	(2)	90	$ 31,206
Liabilities and shareholders' equity															
Deposits	$	(12,277)	–	–	13	–	–	–	–	–	–	–	(8)	(4)	$ (12,276)
Other liabilities	$	(2,594)	2,728	–	(14)	–	(60)	(34)	339	16,417	18,106	717	2	(24)	$ 35,583
Subordinated debentures	$	–	–	–	6	–	–	–	–	–	–	–	–	–	$ 6
Trust capital securities	$	–	–	–	–	–	–	(1,400)	–	–	–	–	–	–	$ (1,400)
Preferred share liabilities	$	–	–	–	–	–	–	(300)	–	–	–	–	–	–	$ (300)
Non-controlling interest in subsidiaries	$	(29)	–	–	–	–	–	1,434	–	–	–	–	–	–	$ 1,405
Shareholders' equity	$	–	239	(5)	(21)	25	37	300	(541)	–	–	–	4	163	$ 201

Material differences between Canadian and U.S. GAAP

No.	Item	U.S. GAAP	Canadian GAAP
1	Joint ventures	Investments in joint ventures other than VIEs are accounted for using the equity method.	Investments in joint ventures other than VIEs are proportionately consolidated.
2	Insurance accounting	*Classification of securities:* Fixed income and equity investments are included in available-for-sale securities and are carried at estimated fair value. Unrealized gains and losses, net of income taxes, are reported in AOCI within Shareholders' equity. Realized gains and losses are included in Non-interest income when realized.	*Classification of securities:* Fixed income and equity investments are classified as available-for-sale securities except for those supporting the policy benefit liabilities of life and health insurance contracts and a portion of property and casualty contracts which are designated as held-for-trading using the fair value option. Available-for-sale and held-for-trading securities are carried at fair value, however, the unrealized gains and losses for available-for-sale securities are reported in AOCI, net of taxes, whereas held-for-trading investments, which are designated using the fair value option, are reported in net income. (Refer to Item No. 4 below.)
		Insurance claims and policy benefit liabilities: Liabilities for life insurance contracts, except universal life and investment-type contracts, are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. For universal life and investment-type contracts, liabilities represent policyholder account balances and include a net level premium reserve for some contracts. The account balances represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Underlying reserve assumptions of these contracts are subject to review at least annually. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on an undiscounted basis.	*Insurance claims and policy benefit liabilities:* Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin provision for adverse deviations is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Property and casualty claim liabilities represent the estimated amounts required to settle all unpaid claims, and are recorded on a discounted basis.
		Insurance revenue: Amounts received for universal life and other investment-type contracts are not included as revenue, but are reported as deposits to policyholders' account balances in Insurance claims and policy benefit liabilities. Revenue from these contracts are limited to amounts assessed against policyholders' account balances for mortality, policy administration and surrender charges, and are included in Non-interest income when earned. Payments upon maturity or surrender are reflected as reductions in the Insurance claims and policy benefit liabilities.	*Insurance revenue:* Premiums for universal life and other investment-type contracts are recorded as Non-interest income, and a liability for future policy benefits is established as a charge to Insurance policyholder benefits, claims and acquisition expense.

No.	Item	U.S. GAAP	Canadian GAAP
2	Insurance accounting (continued)	*Policy acquisition costs:* Acquisition costs are deferred in Other assets. The amortization method of the acquisition costs is dependent on the product to which the costs are related. For long-duration contracts, they are amortized in proportion to premium revenue. For universal life and investment-type contracts, amortization is based on a constant percentage of estimated gross profits.	*Policy acquisition costs:* The costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in Insurance claims and policy benefit liabilities.
		Value of business acquired: The value of business acquired (VOBA) is determined at the acquisition date and recorded as an asset. The VOBA asset is amortized and charged to income using the same methodologies used for policy acquisition cost amortization but reflects premiums or profit margins after the date of acquisition only.	*Value of business acquired:* The value of life insurance in-force policies acquired in a business combination is implicitly recognized as a reduction in policy benefit liabilities.
		Reinsurance: Reinsurance recoverables are recorded as an asset on our Consolidated Balance Sheets.	*Reinsurance:* Reinsurance recoverables of life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an offset to Insurance claims and policy benefit liabilities.
		Separate accounts: Separate accounts are recognized on our Consolidated Balance Sheets.	*Separate accounts:* Assets and liabilities of separate accounts (known as segregated funds in Canada) are not recognized on our Consolidated Balance Sheets.
3	Reclassification of securities	*Differences relating to pre-November 1, 2006 period:* Securities are classified as trading account or available-for-sale, and are carried on our Consolidated Balance Sheets at their estimated fair value. The net unrealized gain (loss) on available-for-sale securities, net of related income taxes, is reported in AOCI within Shareholders' equity except where the available-for-sale securities qualify as hedged items in fair value hedges. These hedged unrealized gains (losses) are recorded in Non-interest income where they are generally offset by the changes in fair value of the hedging derivatives. Writedowns to reflect other-than-temporary impairment in the value of available-for-sale securities are included in Non-interest income.	*Differences relating to pre-November 1, 2006 period:* Prior to November 1, 2006, securities were classified as Trading account (carried at estimated fair value), Investment account (carried at amortized cost) or Loan substitute. Writedowns to reflect other-than-temporary impairments in the value of Investment account securities were included in Non-interest income. Loan substitute securities were accorded the accounting treatment applicable to loans and, if required, were reduced by an allowance.
		Differences in presentation on the balance sheet: Certain investments in private equities measured at cost are included in Other assets.	*Differences in presentation on the balance sheet:* Investments are measured at cost and presented under Securities.
		Differences in classification of securities: Certain MBS, where management intends to sell them in the near term, are classified as Available-for-sale.	*Differences in classification of securities:* These are classified as held-for-trading.
		Differences in securities reclassified as a result of the current economic environment: For purposes of our U.S. GAAP results, we reclassified certain securities from held-for-trading to available-for-sale effective October 1, 2008. In addition, the U.S. Municipal guaranteed investment contracts and U.S. mortgage-backed securities reclassified under Canadian GAAP were not reclassified under U.S. GAAP because the entities which hold those securities are prohibited from classifying securities as available-for-sale. The fair value of the securities reclassified on October 1, 2008 was $3,476 million.	*Differences in securities reclassified as a result of the current economic environment:* As discussed in Note 3, in accordance with Canadian GAAP, we reclassified certain securities from trading to available-for-sale as of August 1, 2008.
4	Application of the fair value option	Effective November 1, 2006, U.S. GAAP allowed the following financial instruments to be measured at fair value with changes in fair value to be recognized in net income: (i) any hybrid financial instrument that contains an embedded derivative that requires bifurcation at its fair value; and (ii) servicing rights. The ability to measure the entire hybrid financial	As described in Note 1, effective November 1, 2006, any financial instrument can be designated as held-for-trading on its initial recognition (fair value option) (subject to certain restrictions imposed by OSFI), provided the fair value of the instrument is reliably measurable, whereas under U.S. GAAP, the use of the fair value option is available only

Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP
4	Application of the fair value option (continued)	instrument at fair value eliminates the requirement to bifurcate the embedded derivative, whereas the remeasurement of servicing rights at fair value through net income eliminates the accounting mismatch between the servicing rights and the related derivatives that would otherwise result in the absence of hedge accounting.	for servicing rights and certain hybrid financial instruments. The principal categories of financial instruments where we have applied the fair value option under Canadian GAAP include: (i) investments supporting the policy benefit liabilities on life and health insurance contracts issued by our insurance operations; (ii) investments used to offset exposures under derivative contracts in relation to our sales and trading activities; (iii) certain loans to customers whose related hedging derivatives are measured at fair value; (iv) assets sold or purchased under repurchase or reverse repurchase agreements that form part of our trading portfolio which is managed and evaluated on a fair value basis; (v) deposits and structured notes with embedded derivatives that are not closely related to the host contracts; and (vi) certain deposits to offset the impact of related hedging derivatives measured at fair value. Financial instruments designated as held-for-trading using the fair value option are recorded at fair value and any gain or loss arising due to changes in fair value are included in net income.
5	Limited partnerships	The equity method is used to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we own at least 3% of the total ownership interest.	We use the equity method to account for investments in limited partnerships that are non-VIEs or unconsolidated VIEs, if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more.
6	Stock appreciation rights (SARs)	Between November 29, 1999, and June 5, 2001, options granted under the employee stock option plan were accompanied by tandem SARs, whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants would receive a cash payment equal to the difference between the closing price of our common shares on the day immediately preceding the day of exercise and the exercise price of the option. Compensation expense would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options. On November 1, 2005, we adopted FASB Statement No. 123 (revised 2004) *Share-Based Payment* (FAS 123(R)), and its related FASB Staff Positions (FSPs) prospectively for new awards and the unvested portion of existing awards. FAS 123(R) requires that the compensation expense associated with these awards should be measured assuming that all participants will exercise SARs. Under the transition guidelines of the new standard, the requirements of the FAS 123(R) are applicable to awards granted after the adoption of the new standard. Since these SARs were awarded prior to adoption of the FAS 123(R), they continue to be accounted for under the previous accounting standard.	For stock options granted with SARs, a liability is recorded for the potential cash payments to participants and compensation expense is measured assuming that all participants will exercise SARs.
7	Liabilities and equity	Shares issued with conversion or conditional redemption features are classified as equity. Shares that are mandatorily redeemable because there is an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets upon a specified date or upon an event that is certain to occur are classified as liabilities.	Financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder are classified as liabilities under Canadian GAAP. As a result, certain of our preferred shares and RBC TruCS are classified as liabilities. Dividends and yield distributions on these instruments are included in Interest expense in our Consolidated Statements of Income.
8	Pension and other post-employment benefits	On October 31, 2007, we adopted the recognition requirements of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (FAS 158), which require an entity to: (i) recognize the funded status of a benefit plan on the balance sheet; and (ii) recognize in OCI the existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations. FAS 158 requires an entity to measure defined benefit plan assets and obligations as at the year-end date; this measurement requirement will be	Canadian GAAP does not have the same requirements as FAS 158. For a defined benefit plan, the plan assets and the benefit obligations may be measured as of a date not more than three months prior to the year-end. We measure our benefit obligations and pension plan assets as at September 30 each year.

No.	Item	U.S. GAAP	Canadian GAAP
8	Pension and other post-employment benefits (continued)	effective for us prospectively at the end of 2009. The impact of adopting FAS 158 is disclosed in the Pensions and other post-employment benefits section presented later in this note. Prior to 2007, for defined benefit pension plans, an unfunded accumulated benefit obligation was recorded as an additional minimum pension liability, an intangible asset was recorded up to the amount of unrecognized prior service cost, and the excess of unfunded accumulated benefit obligation over unrecognized prior service cost was recorded as a reduction in Other comprehensive income.	
9	Trade date accounting	For securities transactions, trade date basis of accounting is used for both our Consolidated Balance Sheets and our Consolidated Statements of Income.	For securities transactions, settlement date basis of accounting is used for our Consolidated Balance Sheets whereas trade date basis of accounting is used for our Consolidated Statements of Income.
10	Non-cash collateral	Non-cash collateral received in securities lending transactions is recorded on our Consolidated Balance Sheets as an asset and a corresponding obligation to return it is recorded as a liability, if we have the ability to sell or repledge it.	Non-cash collateral received in securities lending transactions is not recognized on our Consolidated Balance Sheets.
11	Right of offset	When financial assets and liabilities are subject to a legally enforceable right of offset and we intend to settle these assets and liabilities with the same party either on a net basis or simultaneously, the financial assets and liabilities may be presented on a net basis.	Net presentation of financial assets and liabilities is required when the same criteria under U.S. GAAP are met. In addition, the netting criteria may be applied to a tri-party transaction.
12	Derivative instruments and hedging activities	*Non-derivative hedging instrument:* Certain foreign currency-denominated available-for-sale assets have been hedged against foreign currency-denominated deposits. In order to qualify for hedge accounting under U.S. GAAP, the hedging instrument should be a derivative, unless it is a hedge of a foreign exchange exposure of a net investment in a self-sustaining foreign operation or it relates to unrecognized firm commitments. Accordingly, the change in fair value of the available-for-sale assets including the foreign exchange gain or loss is recognized in AOCI, whereas the change in translation gain or loss on the foreign currency-denominated deposits is recorded in net income resulting in a mismatch.	*Non-derivative hedging instrument:* Under Canadian GAAP, a non-derivative hedging instrument can be used to hedge any foreign currency risk exposure.
		Differences relating to pre-November 1, 2006 period: All derivatives are recorded on our Consolidated Balance Sheets at fair value, including certain derivatives embedded within hybrid instruments. For derivatives that do not qualify for hedge accounting, changes in their fair value are recorded in Non-interest income. For derivatives that are designated and qualify as cash flow hedges, changes in fair value related to the effective portion of the hedge are recorded in AOCI within Shareholders' equity, and will be subsequently recognized in Net interest income in the same period when the cash flow of the hedged item affects earnings. The ineffective portion of the hedge is reported in Non-interest income. For derivatives that are designated and qualify as fair value hedges, the carrying amount of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Non-interest income. This change in fair value of the hedged item is generally offset by changes in the fair value of the derivative.	*Differences relating to pre-November 1, 2006 period:* Prior to November 1, 2006, derivatives embedded within hybrid instruments generally were not separately accounted for except for those related to equity-linked deposit contracts. For derivatives that did not qualify for hedge accounting, changes in their fair value were recorded in Non-interest income. Non-trading derivatives where hedge accounting had not been applied upon adoption of Accounting Guideline 13, *Hedging Relationships*, were recorded at fair value with transition gains or losses being recognized in income when the original hedged item affected Net interest income. Where derivatives had been designated and qualified as effective hedges, they were accounted for on an accrual basis with gains or losses deferred and recognized over the life of the hedged assets or liabilities as adjustments to Net interest income. The ineffective portion of the hedge was not required to be recognized. Upon the adoption of Section 3855 and Section 3865 on November 1, 2006, Canadian GAAP is substantially harmonized with U.S. GAAP.

Material differences between Canadian and U.S. GAAP (continued)

No.	Item	U.S. GAAP	Canadian GAAP
13	Two-class method of calculating earnings per share	When calculating earnings per share, we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable.	Canadian GAAP does not have such a requirement.
14	Income taxes	In addition to the tax impact of the differences outlined above, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law.	These effects are recorded when the tax rate change has been substantively enacted.
15	Cumulative translation adjustment	Foreign currency translation gains and losses relating to our self-sustaining foreign operations that have been accumulated in AOCI can be recognized in net income only when the foreign operation has been substantially or fully liquidated.	Foreign currency translation gains and losses can be recognized in net income when there is a reduction in the net investment of our foreign operations which may be even due to dividend distribution.
16	Loans held-for-sale	Loans held-for-sale are recorded at the lower of cost or market value.	These are measured at amortized cost.

Restricted net assets

Certain of our subsidiaries and joint ventures are subject to regulatory requirements of the jurisdictions in which they operate. When these subsidiaries and joint ventures are subject to such requirements, they may be restricted from transferring to us our share of their assets in the form of cash dividends, loans or advances. At October 31, 2008, restricted net assets of these subsidiaries were $16.3 billion (2007 – $10.3 billion).

Pensions and other post-employment benefits

The following information on our defined benefit plans is in addition to that disclosed in Note 20.

On October 31, 2007, we adopted the recognition and disclosure provisions of FAS 158 which require the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to AOCI net of tax. The adjustments to AOCI on adoption represent the net actuarial gains and losses, prior service costs or credits, and transitional assets or obligations that were previously unrecognized. These amounts will be subsequently recognized as pension expense as they are amortized over the expected average remaining service life of employee groups covered by the plans. Actuarial gains and losses that arise in subsequent periods and are not recognized as pension expense in the same periods will be recognized as a component of OCI. These amounts will be subsequently recognized as a component of pension expense on the same basis as the amounts recognized in AOCI on adoption of FAS 158.

The effects of adopting the provisions of FAS 158 on our Consolidated Balance Sheets at October 31, 2007 are presented in the following table, including the effect of recognizing the additional minimum liability of $30 million prior to adopting FAS 158. Adopting FAS 158 had no impact on our Consolidated Statements of Income for any year presented.

	2007		
	Before application of FAS 158	Adjustments	After application of FAS 158
Other assets			
Prepaid pension benefit cost (1)	$ 578	$ (479)	$ 99
Other liabilities			
Accrued pension and other post-employment benefit expense (2)	1,262	330	1,592
Accumulated other comprehensive loss (3)	$ 18	$ 809	$ 827

(1) Includes the reversal of $12 million unrecognized prior service costs reported as intangible asset.
(2) Includes the reversal of the additional minimum liability adjustment of $30 million.
(3) Includes employee benefit plan adjustments of $549 million, net of tax, and the reversal of the additional minimum liability adjustment of $20 million, net of tax.

The under-funded status of the pension plans and other post-employment plans of $355 million and $1,272 million (2007 – $52 million and $1,441 million), respectively, is recognized on our Consolidated Balance Sheets in Other liabilities. The accumulated benefit obligations for the pension plans were $5,757 million at October 31, 2008 (2007 – $6,299 million).

The pre-tax amounts included in AOCI are as follows:

	2008			2007		
	Pension plans	Other post-employment plans	Total	Pension plans	Other post-employment plans	Total
Net actuarial loss	$ 761	$ 267	$ 1,028	$ 484	$ 564	$ 1,048
Prior service cost (benefit)	62	(283)	(221)	95	(307)	(212)
Transitional (asset) obligation	(8)	1	(7)	(10)	1	(9)
Pre-tax amount recognized in Accumulated other comprehensive loss (1)	$ 815	$ (15)	$ 800	$ 569	$ 258	$ 827

(1) Amount recognized in AOCI, net of tax, is $523 million (2007 – $541 million).

The estimated net actuarial loss and prior service cost for the pension plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2009 are $51 million and $20 million, respectively, and pension expense will be reduced by $2 million relating to amortization of transitional assets. The estimated net actuarial loss and transitional obligation for the Other post-employment plans that will be amortized from AOCI, on a pre-tax basis, into pension expense during 2009 are $21 million and $nil, respectively, and pension expense will be reduced by $23 million relating to the amortization of prior service benefit.

Hedging activities

Upon adoption of Section 3855 and Section 3865 on November 1, 2006, Canadian GAAP is substantially harmonized with U.S. GAAP. The criteria in applying hedge accounting and the accounting for each of the permitted hedging strategies are described in Note 1.

Prior to November 1, 2006, there were material differences between Canadian and U.S. GAAP and such differences are quantified as follows:

Fair value hedge

For the year ended October 31, 2006, the ineffective portion recognized in Non-interest income amounted to a net unrealized gain of $11 million. All components of each derivative's change in fair value have been included in the assessment of fair value hedge effectiveness. We did not hedge any firm commitments for the year ended October 31, 2006.

Cash flow hedge

For the year ended October 31, 2006, a net unrealized gain of $1 million was recorded in OCI for the effective portion of changes in fair value of derivatives designated as cash flow hedges. The amounts recognized in OCI are reclassified to Net interest income in the periods in which Net interest income is affected by the variability in cash flows of the hedged item. A net loss of $108 million was reclassified to Net income during the year. A net loss of $26 million deferred in AOCI as at October 31, 2006, was expected to be reclassified to Net income during the next 12 months.

For the year ended October 31, 2006, a net unrealized loss of $23 million was recognized in Non-interest income for the ineffective portion of cash flow hedges. All components of each derivative's change in fair value have been included in the assessment of cash flow hedge effectiveness. We did not hedge any forecasted transactions for the year ended October 31, 2006.

Hedges of net investments in foreign operations

For the year ended October 31, 2006, we experienced foreign currency losses of $507 million related to our net investments in foreign operations, which were offset by gains of $269 million related to derivative and non-derivative instruments designated as hedges for such foreign currency exposures. The net foreign currency gains (losses) are recorded as a component of OCI.

Securities

The following table represents the duration of the unrealized losses on our available-for-sale securities. Refer to Note 3 for the reasons why these securities are considered to be not other-than-temporarily impaired as at October 31, 2008. The gross unrealized losses of the available-for-sale securities under U.S. GAAP are higher than those under Canadian GAAP as disclosed in Note 3 primarily because certain of these securities were designated as held-for-trading under Canadian GAAP using the fair value option.

Fair value and unrealized losses position for available-for-sale securities

	2008					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 958	$ 11	$ –	$ –	$ 958	$ 11
Provincial and municipal	883	72	26	5	909	77
U.S. state, municipal and agencies debt	7,180	354	360	41	7,540	395
Other OECD government debt	132	3	21	4	153	7
Mortgage-backed securities	2,329	373	1,270	443	3,599	816
Asset-backed securities	4,179	345	401	108	4,580	453
Corporate debt and other debt	5,355	569	1,369	382	6,724	951
Equities	1,080	230	347	161	1,427	391
Loan substitute securities	–	–	191	29	191	29
Total temporarily impaired securities	$ 22,096	$ 1,957	$ 3,985	$ 1,173	$ 26,081	$ 3,130

	2007					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt						
Federal	$ 1,734	$ 8	$ 966	$ 4	$ 2,700	$ 12
Provincial and municipal	390	5	27	1	417	6
U.S. government debt						
Federal	–	–	11	–	11	–
State, municipal and agencies	388	2	1,249	65	1,637	67
Other OECD government debt	133	5	–	–	133	5
Mortgage-backed securities	1,019	16	2,218	88	3,237	104
Asset-backed securities	877	6	382	25	1,259	31
Corporate debt and other debt	3,322	85	1,329	72	4,651	157
Equities	432	30	71	2	503	32
Loan substitute securities	216	4	–	–	216	4
Total temporarily impaired securities	$ 8,511	$ 161	$ 6,253	$ 257	$ 14,764	$ 418

Average assets, U.S. GAAP

	2008		2007		2006	
	Average assets	% of total average assets	Average assets	% of total average assets	Average assets	% of total average assets
Canada	$ 374,121	56%	$ 338,545	56%	$ 297,740	57%
United States	147,835	22%	139,569	23%	119,614	23%
Other International	147,049	22%	125,743	21%	104,533	20%
	$ 669,005	100%	$ 603,857	100%	$ 521,887	100%

Significant accounting changes

Guidance on accounting for income taxes

On November 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties.

Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

A reconciliation of the change in the UTB balance (excluding any related accrual for interest) from November 1, 2007 to October 31, 2008 is as follows:

Reconcilation of the change in unrecognized tax benefits

Balance, November 1, 2007	$ 635
Add: Increases related to positions taken during prior years	23
Add: Increases related to positions taken during current year	191
Add: Positions acquired or assumed in business combinations	32
Add: Foreign exchange and other	27
Less: Decreases related to positions taken during prior years	(39)
Less: Settlements	(11)
Balance, October 31, 2008	$ 858

As at October 31, 2008 and November 1, 2007, the balances of our UTBs, excluding any related accrual for interest, were $858 million and $635 million, respectively, of which $827 million and $627 million, respectively, if recognized, would affect our effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months.

Under FIN 48, we continue our policy of accruing income-tax-related interest and penalties within income tax expense. As at October 31, 2008 and November 1, 2007, our accrual for interest and penalties that relate to income taxes, net of payments on deposit to taxing authorities, were $23 million and $27 million, respectively. There was a net decrease of $4 million in the accrual for interest and penalties during the 12 months ended October 31, 2008. The adoption of FIN 48 had no material impact on our retained earnings or goodwill as at November 1, 2007.

RBC and its subsidiaries are subject to Canadian federal and provincial income tax, U.S. federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which RBC and its subsidiaries operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
Canada	2004
United States	1998
United Kingdom	2006

Accounting for deferred acquisition costs for insurance operations

On November 1, 2007, we adopted Statement of Position (SOP) 05-1, *Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts* (SOP 05-1). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, by amendment or endorsement, rider to a contract, or by the election of a feature or coverage within a contract. A replacement contract that is substantially changed from the replaced contract is accounted for as an extinguishment of the replaced contract, resulting in the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts being expensed. The adoption of this standard did not materially impact our consolidated financial position and results of operations.

Guidance for written loan commitments recorded at fair value through earnings
On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings* (SAB 109). It requires that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. In addition, internally developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 was effective for us on February 1, 2008. The impact of adopting this SAB was not material to our consolidated financial position and results of operations.

Accounting for a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction
On November 1, 2007, we adopted FASB Staff Position FAS 13-2, *Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction* (FSP FAS 13-2), which addresses the accounting for a change or projected change in the timing of cash flows relating to income taxes generated by leveraged lease transactions. The principal provision of FSP FAS 13-2 is the requirement that a lessor recalculate the recognition of lease income when there is a change in the estimated timing of the cash flows relating to income taxes generated by such leveraged leases even if the total amount of income tax cash flow is not affected. The adoption of FSP FAS 13-2 resulted in a decrease to the opening balance of retained earnings as of November 1, 2007, by $21 million, net of tax, which represents a cumulative effect of a change in accounting principle, with a corresponding offset decreasing the net investment in leveraged leases. The charge to retained earnings will be recognized as a component of net income over the remaining lives of the respective leases.

If new information becomes available in the future causing a change in assumptions relating to the amount and timing of income tax cash flows, we will then be required to perform another recalculation. The effect will be reported in the results of our operations, and could, depending on the assumption that changed, result in either an increase or decrease to the net investment in the leases.

Future accounting changes
Framework on fair value measurement
The FASB issued the following pronouncements regarding fair value measurement: (i) FASB Statement No. 157, *Fair Value Measurements (FAS 157)* on September 15, 2006; (ii) Staff Position FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* on February 14, 2008; (iii) Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* on February 12, 2008; and (iv) Staff Position FAS 157-3, *Determining the fair value of a financial asset when the market for that asset is not active* on October 10, 2008. FAS 157 establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements. FAS 157 became effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities which will be effective on November 1, 2009. The transition adjustment will be recognized in the opening balance of retained earnings reported under U.S. GAAP as at November 1, 2008 and is not material to our consolidated financial position.

Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 became effective for us on November 1, 2008. The transition adjustment will be recognized in the opening balance of retained earnings reported under U.S. GAAP as at November 1, 2008 and is not material to our consolidated financial position.

Offsetting of amounts related to certain contracts
On April 30, 2007, the FASB issued a Staff Position FIN 39-1, *Amendment of FASB Interpretation No. 39* (FSP FIN 39-1), which amends certain aspects of FIN 39, *Offsetting of Amounts Related to Certain Contracts*, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting agreement. FSP FIN 39-1 became effective for us on November 1, 2008, and the impact of adopting it is not material to our consolidated financial position and results of operations.

Income tax benefits of dividends on share-based payment awards
At the June 27, 2007 meeting, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* (EITF 06-11), on realized tax benefits on dividend payments related to certain shared-based payment arrangements which can be treated as deductible compensation expense for income tax purposes. Under EITF 06-11, a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in capital (APIC). Those tax benefits are considered excess tax benefits ("windfall") under FAS 123(R). The EITF also reached a final consensus that if an entity's estimate of forfeitures increases (resulting in compensation expense), the amount of associated tax benefits that are reclassified from APIC to the income statement should be limited to the entity's pool of excess tax benefits. This EITF became effective for us on November 1, 2008, and the impact of adopting it is not material to our consolidated financial position and results of operations.

Business combinations
In December 2007, the FASB issued Statement No. 141 (revised 2007), *Business Combinations* (FAS 141(R)), which replaces Statement No. 141, *Business Combinations* (FAS 141). FAS 141(R), which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FAS 141(R) retains the fundamental requirements in FAS 141, being the requirement to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. Significant changes in FAS 141(R) are as follows:

- More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;
- Liabilities related to contingent consideration to be remeasured at fair value and each subsequent reporting period;
- An acquirer to expense acquisition-related costs;
- Non-controlling interest in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.

Non-controlling interest
In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* (FAS 160). FAS 160, which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports related to an entity's non-controlling interests. Significant requirements of FAS 160 include:

- Ownership interests in subsidiaries held by parties other than the parent to be presented clearly in equity, but separately from the parent's equity;
- The amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the consolidated statement of income;
- After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction; and
- A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation will trigger recognition of a gain or loss and any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value.

We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.

Derivatives and hedging activities
In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* (FAS 161). FAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity's financial position, financial performance and cash flows. Under FAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses of derivatives; as well as credit-risk-related contingent features in derivative agreements. FAS 161 will be effective for us on February 1, 2009. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.

Convertible debt instruments
In May 2008, the FASB issued Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1). FSB APB 14-1 clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity's borrowing rate that would be applied to a nonconvertible debt instrument. FSP APB 141-1 will be effective for us on November 1, 2009. We are currently assessing the impact of adopting this standard on our consolidated financial position and results of operations.

Note 32 Parent company information

The following table presents information regarding the legal entity of Royal Bank of Canada with its subsidiaries presented on an equity accounted basis:

Condensed Balance Sheets

As at October 31	2008	2007
Assets		
Cash and due from banks	$ 3,649	$ 2,992
Interest-bearing deposits with banks	11,497	5,154
Securities	93,981	94,603
Investments in bank subsidiaries and associated corporations	27,676	12,151
Investments in other subsidiaries and associated corporations	21,786	22,347
Assets purchased under reverse repurchase agreements	5,619	10,609
Loans, net of allowances for loan losses	218,449	196,414
Net balances due from bank subsidiaries	16,778	18,194
Net balances due from other subsidiaries	1,232	9,078
Other assets	156,701	86,502
	$ 557,368	$ 458,044
Liabilities and shareholders' equity		
Deposits	$ 351,286	$ 306,123
Other liabilities	167,343	121,065
	$ 518,629	$ 427,188
Subordinated debentures	7,981	6,117
Preferred share liabilities	–	300
Shareholders' equity	30,758	24,439
	$ 557,368	$ 458,044

Condensed Statements of Income

For the year ended October 31	2008	2007	2006
Interest income (1)	$ 18,615	$ 17,563	$ 14,007
Interest expense	11,302	12,940	10,351
Net interest income	7,313	4,623	3,656
Non-interest income (2)	3,882	4,408	3,935
Total revenue	11,195	9,031	7,591
Provision for credit losses	1,116	702	410
Non-interest expense	5,372	5,905	5,720
Business realignment charges	–	–	2
Income from continuing operations before income taxes	4,707	2,424	1,459
Income taxes	1,257	454	424
Net income before equity in undistributed income of subsidiaries	3,450	1,970	1,035
Equity in undistributed income of subsidiaries (3)	1,105	3,522	3,693
Net income	$ 4,555	$ 5,492	$ 4,728

(1) Includes dividend income from investments in subsidiaries and associated corporations of $415 million, $420 million and $17 million for 2008, 2007 and 2006, respectively.
(2) Includes loss from associated corporations of $4 million for 2008 and income of $4 million and $8 million for 2007 and 2006, respectively.
(3) Included in the net loss for 2006 was $29 million related to RBC Mortgage Company which was disposed of in 2005.

Condensed Statements of Cash Flows

For the year ended October 31	2008	2007	2006
Cash flows from operating activities			
Net income	$ 4,555	$ 5,492	$ 4,728
Adjustments to determine net cash from (used in) operating activities:			
Change in undistributed earnings of subsidiaries	(1,105)	(3,522)	(3,693)
Other operating activities, net	(7,853)	10,058	(7,368)
Net cash used in operating activities	(4,403)	12,028	(6,333)
Cash flows from investing activities			
Change in interest-bearing deposits with banks	(6,343)	(2,234)	(1,192)
Change in loans, net of loan securitizations	(38,136)	(41,648)	(23,417)
Proceeds from loan securitizations	6,559	6,113	5,963
Proceeds from sale of available-for-sale securities	4,866	2,438	–
Proceeds from sale of investment securities	–	–	6,330
Proceeds from maturity of available-for-sale securities	6,060	4,891	–
Proceeds from maturity of investment securities	–	–	18,195
Purchase of available-for-sale securities	(12,136)	(6,633)	–
Purchase of investment securities	–	–	(20,571)
Net acquisitions of premises and equipment	(616)	(481)	(401)
Change in assets purchased under reverse repurchase agreements and securities borrowed	4,990	(1,388)	(388)
Net cash used in investments in subsidiaries	(6,055)	(2,101)	(946)
Change in net funding provided to subsidiaries	9,436	8,062	(8,734)
Net cash used in investing activities	(31,375)	(32,981)	(25,161)
Cash flows from financing activities			
Change in deposits	45,163	20,225	28,989
Issue of subordinated debentures	2,000	87	–
Repayment of subordinated debentures	(500)	(989)	(953)
Issue of preferred shares	613	1,150	600
Redemption of preferred shares for cancellation	(300)	(150)	(250)
Issuance costs	(11)	(23)	(6)
Issue of common shares	149	155	116
Purchase of common shares for cancellation	(55)	(646)	(844)
Sale of treasury shares	74	208	244
Purchase of treasury shares	(76)	(133)	(208)
Dividends paid	(2,688)	(2,278)	(1,807)
Change in obligations related to assets sold under repurchase agreements and securities loaned	3,541	(553)	3,955
Change in obligations related to securities sold short	(11,475)	3,968	1,059
Net cash from financing activities	36,435	21,021	30,895
Net change in cash and due from banks	657	68	(599)
Cash and due from banks at beginning of year	2,992	2,924	3,523
Cash and due from banks at end of year	$ 3,649	$ 2,992	$ 2,924
Supplemental disclosure of cash flow information			
Amount of interest paid in year	$ 11,524	$ 13,061	$ 8,971
Amount of income taxes (recovered) paid in year	$ 1,052	$ (165)	$ 656

Note 33 Subsequent event

On November 24, 2008, we announced our intention to issue 9 million Non-cumulative 5-Year Rate Reset First Preferred Shares Series AN at $25 per share, for total proceeds of $225 million. We granted the underwriters an option, exercisable in whole or in part, to purchase up to an additional 4.0 million preferred shares at the same offering price. The issuance is expected to be completed on December 8, 2008.

Consolidated Balance Sheets

As at October 31 (C$ millions)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Assets											
Cash and deposits with banks (1)	$ 31,127	$ 16,107	$ 14,903	$ 10,238	$ 9,978	$ 6,013	$ 6,659	$ 6,244	$ 7,149	$ 16,591	$ 13,389
Securities (1)	171,134	178,255	184,869	160,495	128,946	128,931	108,464	91,798	69,467	57,010	44,405
Assets purchased under reverse repurchase agreements and securities borrowed	44,818	64,313	59,378	42,973	46,949	41,182	38,929	40,177	20,749	23,091	23,008
Loans											
Retail	195,455	169,462	151,050	140,239	127,230	114,127	108,342	103,120	94,737	86,958	81,774
Wholesale	96,300	69,967	58,889	51,675	45,330	48,322	59,431	65,261	60,350	56,623	63,732
	291,755	239,429	209,939	191,914	172,560	162,449	167,773	168,381	155,087	143,581	145,506
Allowance for loan losses	(2,215)	(1,493)	(1,409)	(1,498)	(1,644)	(2,055)	(2,203)	(2,278)	(1,871)	(1,884)	(2,026)
	289,540	237,936	208,530	190,416	170,916	160,394	165,570	166,103	153,216	141,697	143,480
Other											
Customers' liability under acceptances	11,285	11,786	9,108	7,074	6,184	5,943	8,051	9,923	11,628	9,257	10,620
Derivatives	136,134	66,585	37,729	38,834	38,897	35,616	30,258	27,240	19,155	15,151	30,413
Premises and equipment, net	3,260	2,131	1,818	1,708	1,738	1,648	1,653	1,602	1,249	1,320	1,872
Goodwill	9,977	4,752	4,304	4,203	4,280	4,356	5,004	4,919	648	611	551
Other intangibles	1,253	628	642	409	521	566	665	619	208	–	–
Assets of operations held for sale (2)	–	–	82	263	2,457	3,688	–	–	–	–	–
Other assets	25,331	17,853	15,417	12,908	15,356	11,510	10,221	10,314	6,271	5,922	6,661
	187,240	103,735	69,100	65,399	69,433	63,327	55,852	54,617	39,159	32,261	50,117
	$ 723,859	$ 600,346	$ 536,780	$ 469,521	$ 426,222	$ 399,847	$ 375,474	$ 358,939	$ 289,740	$ 270,650	$ 274,399
Liabilities and shareholders' equity											
Deposits											
Personal	$ 139,036	$ 116,557	$ 114,040	$ 111,618	$ 111,256	$ 106,709	$ 101,892	$ 101,381	$ 89,632	$ 87,359	$ 85,910
Business and government	269,994	219,886	189,140	160,593	133,823	129,860	119,581	107,141	93,618	86,223	76,107
Bank	29,545	28,762	40,343	34,649	25,880	22,576	22,003	24,925	19,646	14,315	17,988
	438,575	365,205	343,523	306,860	270,959	259,145	243,476	233,447	202,896	187,897	180,005
Other											
Acceptances	11,285	11,786	9,108	7,074	6,184	5,943	8,051	9,923	11,628	9,257	10,620
Obligations related to securities sold short	27,507	44,689	38,252	32,391	25,005	22,855	19,110	16,443	13,419	17,885	14,404
Obligations related to assets sold under repurchase agreements and securities loaned	32,053	37,033	41,103	23,381	26,473	24,496	24,056	22,672	9,895	11,093	13,756
Derivatives	128,705	72,010	42,094	42,592	42,201	37,775	32,137	28,646	18,574	15,219	29,370
Insurance claims and policy benefit liabilities	7,385	7,283	7,337	7,117	6,488	4,775	2,407	2,268	144	113	427
Liabilities of operations held for sale (2)	–	–	32	40	62	50	–	–	–	–	–
Other liabilities	35,689	28,483	22,649	18,408	20,172	17,850	19,405	19,417	13,128	11,872	9,339
	242,624	201,284	160,575	131,003	126,585	113,744	105,166	99,369	66,788	65,439	77,916
Subordinated debentures	8,131	6,235	7,103	8,167	8,116	6,243	6,614	6,513	5,825	4,596	4,087
Trust capital securities	1,400	1,400	1,383	1,400	2,300	2,300	1,400	1,400	650	–	–
Preferred share liabilities	–	300	298	300	300	300	989	1,315	1,585	1,562	1,844
Non-controlling interest in subsidiaries	2,371	1,483	1,775	1,944	58	40	35	45	40	103	499
Shareholders' equity											
Preferred shares	2,663	2,050	1,050	700	532	532	556	709	452	447	300
Common shares	10,384	7,300	7,196	7,170	6,988	7,018	6,979	6,940	3,076	3,065	2,925
Contributed surplus	242	235	292	265	169	85	78	33	–	–	–
Treasury shares – preferred	(5)	(6)	(2)	(2)	–	–	–	–	–	–	–
– common	(104)	(101)	(180)	(216)	(294)	–	–	–	–	–	–
Retained earnings	19,936	18,167	15,771	13,704	12,065	11,333	10,235	9,206	8,464	7,579	6,857
Accumulated other comprehensive income (loss)	(2,358)	(3,206)	(2,004)	(1,774)	(1,556)	(893)	(54)	(38)	(36)	(38)	(34)
	30,758	24,439	22,123	19,847	17,904	18,075	17,794	16,850	11,956	11,053	10,048
	$ 723,859	$ 600,346	$ 536,780	$ 469,521	$ 426,222	$ 399,847	$ 375,474	$ 358,939	$ 289,740	$ 270,650	$ 274,399

(1) As the information is not reasonably determinable, amounts for years prior to 2001 have not been fully restated to reflect the reclassification of certificates of deposits.

(2) Relates to assets and liabilities of RBC Mortgage Company. As at October 31, 2006, we substantially disposed of the assets and obligations related to RBC Mortgage Company that were not transferred to Home123 Corporation. As the information is not reasonably determinable, amounts for years prior to 2003 have not been restated to reflect the presentation of assets and liabilities of operations held for sale.

Consolidated Statements of Income

For the year ended October 31 (C$ millions, except per share amounts)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Interest income											
Loans	$ 14,983	$ 14,724	$ 12,708	$ 10,790	$ 9,535	$ 9,900	$ 10,394	$ 12,001	$ 11,538	$ 10,394	$ 10,474
Securities	6,974	7,665	6,189	4,606	3,593	3,045	3,189	3,521	2,845	2,364	1,960
Assets purchased under reverse repurchase agreements and securities borrowed	2,889	3,620	2,827	1,354	656	873	725	1,258	1,078	893	1,169
Deposits with banks	498	538	480	231	103	101	156	337	577	513	673
	25,344	26,547	22,204	16,981	13,887	13,919	14,464	17,117	16,038	14,164	14,276
Interest expense											
Deposits	12,158	13,770	10,708	6,946	5,142	5,452	5,709	8,712	9,057	7,636	7,732
Other liabilities	3,472	4,737	4,281	2,800	1,897	1,735	1,562	1,868	1,551	1,291	1,296
Subordinated debentures	354	338	419	442	429	376	406	410	344	286	339
	15,984	18,845	15,408	10,188	7,468	7,563	7,677	10,990	10,952	9,213	9,367
Net interest income	9,360	7,702	6,796	6,793	6,419	6,356	6,787	6,127	5,086	4,951	4,909
Non-interest income											
Insurance premiums, investment and fee income	2,609	3,152	3,348	3,270	2,870	2,356	2,043	1,824	973	737	578
Trading revenue	(408)	1,999	2,574	1,594	1,563	1,908	1,689	1,770	1,594	1,106	748
Investment management and custodial fees	1,759	1,579	1,301	1,232	1,105	1,078	1,139	1,058	822	621	597
Mutual fund revenue	1,561	1,473	1,242	962	850	673	723	692	624	556	537
Securities brokerage commissions	1,377	1,353	1,243	1,163	1,166	1,031	1,187	1,000	841	625	549
Service charges	1,367	1,303	1,216	1,153	1,089	1,122	1,088	920	778	708	664
Underwriting and other advisory fees	875	1,217	1,024	1,026	918	813	755	573	643	403	369
Foreign exchange revenue, other than trading	646	533	438	407	331	279	276	303	299	243	218
Card service revenue	648	491	496	579	555	518	496	458	420	362	305
Credit fees	415	293	241	187	198	227	223	237	212	189	183
Securitization revenue	461	261	257	285	200	165	174	123	115	222	218
Net (loss) gain on sale of available-for-sale securities	(617)	63	–	–	–	–	–	–	–	–	–
Net gain (loss) on investment securities	–	–	88	85	20	31	(111)	(130)	(16)	27	342
Other	1,529	1,043	373	448	518	431	623	921	185	250	146
Non-interest income	12,222	14,760	13,841	12,391	11,383	10,632	10,305	9,749	7,490	6,049	5,454
Total revenue	21,582	22,462	20,637	19,184	17,802	16,988	17,092	15,876	12,576	11,000	10,363
Provision for credit losses	1,595	791	429	455	346	721	1,065	1,119	691	760	575
Insurance policyholder benefits, claims and acquisition expense	1,631	2,173	2,509	2,625	2,124	1,696	1,535	1,344	687	530	438
Non-interest expense											
Human resources	7,779	7,860	7,268	6,682	6,638	6,234	6,264	5,667	4,597	4,013	3,594
Equipment	1,155	1,009	957	960	906	882	893	807	679	677	585
Occupancy	926	839	792	749	765	721	759	704	556	564	508
Communications	749	723	687	632	672	707	768	673	695	699	665
Professional fees	562	530	546	500	465	431	404	398	267	298	262
Outsourced item processing	341	308	298	296	294	292	306	303	–	–	–
Amortization of goodwill	–	–	–	–	–	–	–	210	76	66	62
Amortization of other intangibles	135	96	76	50	69	71	72	36	11	–	–
Other	704	1,108	871	1,488	1,024	827	954	919	700	743	723
	12,351	12,473	11,495	11,357	10,833	10,165	10,420	9,717	7,581	7,060	6,399
Business realignment charges	–	–	–	45	177	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	38	–	–	–
Income from continuing operations before income taxes	6,005	7,025	6,204	4,702	4,322	4,406	4,072	3,658	3,617	2,650	2,951
Income taxes	1,369	1,392	1,403	1,278	1,287	1,439	1,365	1,340	1,445	1,015	1,175
Net income before non-controlling interest	4,636	5,633	4,801	3,424	3,035	2,967	2,707	2,318	2,172	1,635	1,776
Non-controlling interest in net income of subsidiaries	81	141	44	(13)	12	12	5	11	7	8	76
Net income from continuing operations	4,555	5,492	4,757	3,437	3,023	2,955	2,702	2,307	2,165	1,627	1,700
Net (loss) income from discontinued operations	–	–	(29)	(50)	(220)	13	n.a.	n.a.	n.a.	n.a.	n.a.
Net income	$ 4,555	$ 5,492	$ 4,728	$ 3,387	$ 2,803	$ 2,968	$ 2,702	$ 2,307	$ 2,165	$ 1,627	$ 1,700
Preferred dividends	(101)	(88)	(60)	(42)	(31)	(31)	(38)	(31)	(25)	(27)	(21)
Net gain on redemption of preferred shares	–	–	–	4	–	–	–	–	–	–	–
Net income available to common shareholders	$ 4,454	$ 5,404	$ 4,668	$ 3,349	$ 2,772	$ 2,937	$ 2,664	$ 2,276	$ 2,140	$ 1,600	$ 1,679
Average number of common shares (in thousands) (1)	1,305,706	1,273,185	1,279,956	1,283,433	1,293,465	1,324,159	1,345,143	1,283,031	1,212,777	1,252,316	1,234,648
Basic earnings per share (in dollars)	$ 3.41	$ 4.24	$ 3.65	$ 2.61	$ 2.14	$ 2.22	$ 1.98	$ 1.77	$ 1.77	$ 1.28	$ 1.36
Basic earnings per share from continuing operations (in dollars)	$ 3.41	$ 4.24	$ 3.67	$ 2.65	$ 2.31	$ 2.21	$ 1.98	$ 1.77	$ 1.77	$ 1.28	$ 1.36
Basic earnings (loss) per share from discontinued operations (in dollars)	$ –	$ –	$ (.02)	$ (.04)	$ (.17)	$ .01	n.a.	n.a.	n.a.	n.a.	n.a.
Average number of diluted common shares (in thousands) (1)	1,319,744	1,289,314	1,299,785	1,304,680	1,311,016	1,338,032	1,356,241	1,294,432	1,219,730	1,264,610	1,267,253
Diluted earnings per share (in dollars)	$ 3.38	$ 4.19	$ 3.59	$ 2.57	$ 2.11	$ 2.20	$ 1.96	$ 1.76	$ 1.76	$ 1.27	$ 1.34
Diluted earnings per share from continuing operations (in dollars)	$ 3.38	$ 4.19	$ 3.61	$ 2.61	$ 2.28	$ 2.19	$ 1.96	$ 1.76	$ 1.76	$ 1.27	$ 1.34
Diluted earnings (loss) per share from discontinued operations (in dollars)	$ –	$ –	$ (.02)	$ (.04)	$ (.17)	$ .01	n.a.	n.a.	n.a.	n.a.	n.a.
Dividends per share (in dollars)	$ 2.00	$ 1.82	$ 1.44	$ 1.18	$ 1.01	$ .86	$ .76	$ .69	$ .57	$ .47	$ .44

(1) The average number of common shares, average number of diluted common shares, basic and diluted earnings per share, as well as dividends per share, have been adjusted retroactively for the stock dividend paid on April 6, 2006. Refer to Note 24.

n.a. not available

Consolidated Statements of Comprehensive Income

For the year ended October 31 (C$ millions)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net income	$ 4,555	$ 5,492	$ 4,728	$ 3,387	$ 2,803	$ 2,968	$ 2,702	$ 2,307	$ 2,165	$ 1,627	$ 1,700
Other comprehensive income, net of taxes											
Net unrealized losses on available-for-sale securities	(1,376)	(93)	–	–	–	–	–	–	–	–	–
Reclassification of losses on available-for-sale securities to income	373	28	–	–	–	–	–	–	–	–	–
	(1,003)	(65)	–	–	–	–	–	–	–	–	–
Unrealized foreign currency translation gains (losses)	5,080	(2,965)	(501)	(624)	(1,341)	(2,991)	(59)	463	(2)	(205)	164
Reclassification of (gains) losses on foreign currency translation to income	(3)	(42)	2	5	–	3	–	10	–	–	–
Net foreign currency translation (losses) gains from hedging activities	(2,672)	1,804	269	401	678	2,149	43	(475)	4	201	(169)
	2,405	(1,203)	(230)	(218)	(663)	(839)	(16)	(2)	2	(4)	(5)
Net (losses) gains on derivatives designated as cash flow hedges	(603)	80	–	–	–	–	–	–	–	–	–
Reclassification of losses on derivatives designated as cash flow hedges to income	49	31	–	–	–	–	–	–	–	–	–
	(554)	111	–	–	–	–	–	–	–	–	–
Other comprehensive income (loss)	848	(1,157)	(230)	(218)	(663)	(839)	(16)	(2)	2	(4)	(5)
Total comprehensive income	$ 5,403	$ 4,335	$ 4,498	$ 3,169	$ 2,140	$ 2,129	$ 2,686	$ 2,305	$ 2,167	$ 1,623	$ 1,695

Consolidated Statements of Changes in Shareholders' Equity

For the year ended October 31 (C$ millions)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Preferred shares											
Balance at beginning of year	$ 2,050	$ 1,050	$ 700	$ 532	$ 532	$ 556	$ 709	$ 452	$ 447	$ 300	$ 300
Issued	613	1,150	600	300	–	–	–	250	–	296	–
Redeemed for cancellation	–	(150)	(250)	(132)	–	–	(150)	–	–	(150)	–
Translation adjustment	–	–	–	–	–	(24)	(3)	7	5	1	–
Balance at end of year	2,663	2,050	1,050	700	532	532	556	709	452	447	300
Common shares											
Balance at beginning of year	7,300	7,196	7,170	6,988	7,018	6,979	6,940	3,076	3,065	2,925	2,907
Issued	3,090	170	127	214	127	193	191	3,976	109	192	18
Purchased for cancellation	(6)	(66)	(101)	(32)	(157)	(154)	(152)	(112)	(98)	(52)	–
Balance at end of year	10,384	7,300	7,196	7,170	6,988	7,018	6,979	6,940	3,076	3,065	2,925
Contributed surplus											
Balance at beginning of year	235	292	265	169	85	78	33	–	–	–	–
Renounced stock appreciation rights	(5)	(6)	(2)	(6)	–	–	31	–	–	–	–
Stock-based compensation awards	14	(46)	(18)	26	56	7	14	33	–	–	–
Gain on redemption of preferred shares	–	–	–	7	–	–	–	–	–	–	–
Reclassified amounts	–	–	–	–	34	–	–	–	–	–	–
Initial adoption of AcG-15, *Consolidation of Variable Interest Entities*	–	–	–	54	–	–	–	–	–	–	–
Other	(2)	(5)	47	15	(6)	–	–	–	–	–	–
Balance at end of year	242	235	292	265	169	85	78	33	–	–	–
Treasury shares – preferred											
Balance at beginning of year	(6)	(2)	(2)	–	–	–	–	–	–	–	–
Sales	23	33	51	–	–	–	–	–	–	–	–
Purchases	(22)	(37)	(51)	(2)	–	–	–	–	–	–	–
Balance at end of year	(5)	(6)	(2)	(2)	–	–	–	–	–	–	–
Treasury shares – common											
Balance at beginning of year	(101)	(180)	(216)	(294)	–	–	–	–	–	–	–
Sales	51	175	193	179	248	–	–	–	–	–	–
Purchases	(54)	(96)	(157)	(47)	(238)	–	–	–	–	–	–
Reclassified amounts	–	–	–	–	(304)	–	–	–	–	–	–
Initial adoption of AcG-15, *Consolidation of Variable Interest Entities*	–	–	–	(54)	–	–	–	–	–	–	–
Balance at end of year	(104)	(101)	(180)	(216)	(294)	–	–	–	–	–	–
Retained earnings											
Balance at beginning of year	18,167	15,771	13,704	12,065	11,333	10,235	9,206	8,464	7,579	6,857	5,728
Transition adjustment – Financial instruments	–	(86)	–	–	–	–	–	–	–	–	–
Net income	4,555	5,492	4,728	3,387	2,803	2,968	2,702	2,307	2,165	1,627	1,700
Preferred share dividends	(101)	(88)	(60)	(42)	(31)	(31)	(38)	(31)	(25)	(27)	(21)
Common share dividends	(2,624)	(2,321)	(1,847)	(1,512)	(1,303)	(1,137)	(1,022)	(897)	(689)	(588)	(543)
Premium paid on common shares purchased for cancellation	(49)	(580)	(743)	(194)	(735)	(698)	(612)	(397)	(562)	(281)	–
Issuance costs and other	(12)	(21)	(11)	–	–	(4)	(1)	(19)	(4)	(9)	(7)
Cumulative effect of initial adoption of Employee Future Benefits	–	–	–	–	–	–	–	(221)	–	–	–
Cumulative effect of adopting AcG-17, *Equity-Linked Deposit Contracts*	–	–	–	–	(2)	–	–	–	–	–	–
Balance at end of year	19,936	18,167	15,771	13,704	12,065	11,333	10,235	9,206	8,464	7,579	6,857
Accumulated other comprehensive income (loss)											
Transition adjustment – Financial instruments	(45)	(45)	–	–	–	–	–	–	–	–	–
Unrealized gains and losses on available-for-sale securities	(1,068)	(65)	–	–	–	–	–	–	–	–	–
Unrealized foreign currency translation gains and losses, net of hedging activities	(802)	(3,207)	(2,004)	(1,774)	(1,556)	(893)	(54)	(38)	(36)	(38)	(34)
Gains and losses on derivatives designated as cash flow hedges	(443)	111	–	–	–	–	–	–	–	–	–
Balance at end of year	(2,358)	(3,206)	(2,004)	(1,774)	(1,556)	(893)	(54)	(38)	(36)	(38)	(34)
Retained earnings and Accumulated other comprehensive income (loss)	17,578	14,961	13,767	11,930	10,509	10,440	10,181	9,168	8,428	7,541	6,823
Shareholders' equity at end of year	$ 30,758	$ 24,439	$ 22,123	$ 19,847	$ 17,904	$ 18,075	$ 17,794	$ 16,850	$ 11,956	$ 11,053	$ 10,048

Financial highlights

(C$ millions, except per share and percentage amounts)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Performance ratios											
Return on common equity	18.0%	24.6%	23.5%	18.0%	15.6%	16.7%	15.8%	16.4%	19.8%	15.6%	18.4%
Return on assets	.70	.95	.94	.76	.67	.76	.74	.71	.77	.60	.65
Return on assets after preferred dividends	.68	.93	.93	.75	.66	.75	.73	.70	.76	.59	.64
Net interest margin (1)	1.44	1.33	1.35	1.53	1.53	1.64	1.86	1.90	1.80	1.83	1.88
Non-interest income as a % of total revenue	56.6%	65.7%	67.1%	64.6%	63.9%	62.6%	60.3%	61.4%	59.6%	55.0%	52.6%
Average balances and year-end off-balance sheet data											
Averages (2)											
Assets	$ 650,300	$ 581,000	$ 502,300	$ 447,100	$ 421,400	$ 390,700	$ 364,000	$ 322,900	$ 281,900	$ 269,900	$ 261,300
Assets from continuing operations	$ 650,300	$ 581,000	$ 502,100	$ 445,300	$ 418,200	$ 387,700	$ 364,000	$ 322,900	$ 281,900	$ 269,900	$ 261,300
Loans, acceptances and reverse repurchase agreements	339,300	305,300	261,800	230,500	215,733	209,161	208,184	196,861	181,240	177,052	178,822
Deposits	438,575	365,205	343,523	306,860	268,202	250,777	240,397	218,425	193,762	184,796	178,688
Common equity	28,100	22,395	21,075	19,149	17,790	17,551	16,809	13,843	10,814	10,264	9,107
Total equity	26,800	23,800	20,700	19,500	18,622	18,761	18,522	15,916	12,789	12,475	11,078
Assets under administration RBC	623,300	615,100	582,300	1,824,800	1,593,900	1,483,800	1,365,900	1,342,500	1,175,200	967,800	829,200
Assets under administration RBC Dexia IS	2,585,000	2,713,100	2,421,100	-	-	-	-	-	-	-	-
Assets under management	226,900	161,500	143,100	118,800	102,900	94,400	93,300	100,000	92,300	81,600	73,400
Capital ratios (3)											
Tier 1 capital	$ 25,173	$ 23,383	$ 21,478	$ 18,901	$ 16,272	$ 16,259	$ 15,380	$ 14,851	$ 13,567	$ 12,026	$ 11,593
Total capital	30,830	28,571	26,664	25,813	22,733	21,374	21,012	20,171	19,044	16,698	16,480
Total risk-adjusted assets	278,579	247,635	223,709	197,004	183,409	166,911	165,559	171,047	158,364	149,078	157,064
Tier 1 capital ratio	9.0%	9.4%	9.6%	9.6%	8.9%	9.7%	9.3%	8.7%	8.6%	8.1%	7.4%
Total capital ratio	11.1	11.5	11.9	13.1	12.4	12.8	12.7	11.8	12.0	11.2	10.5
Common share information											
Shares outstanding (in thousands)											
End of year	1,341,260	1,276,260	1,280,890	1,293,502	1,289,496	1,312,043	1,330,514	1,348,042	1,204,796	1,235,535	1,235,162
Average basic	1,305,706	1,273,185	1,279,956	1,283,433	1,293,465	1,324,159	1,345,143	1,283,031	1,212,777	1,252,316	1,234,648
Average diluted	1,319,744	1,289,314	1,299,785	1,304,680	1,311,016	1,338,032	1,356,241	1,294,432	1,219,730	1,264,610	1,267,253
Dividends per share	$ 2.00	$ 1.82	$ 1.44	$ 1.18	$ 1.01	$ .86	$ .76	$ .69	$ .57	$ .47	$ .44
Book value per share	20.99	17.58	16.52	14.89	13.57	13.37	12.96	11.97	9.55	8.58	7.89
Common share price (RY on TSX)											
High (4)	55.84	61.08	51.49	43.34	32.95	32.50	29.45	26.63	24.44	21.06	23.05
Low (4)	39.05	49.50	41.29	30.45	29.02	26.63	22.53	20.80	13.63	14.83	14.38
Close	46.84	56.04	49.80	41.67	31.70	31.74	27.21	23.40	24.15	15.86	17.78
Price/earnings multiple (5)	13.9	13.4	13.9	16.2	15.0	14.4	13.9	13.3	13.7	12.5	13.3
Dividend yield (6)	4.2%	3.3%	3.1%	3.2%	3.3%	2.9%	2.9%	2.9%	3.0%	2.6%	2.4%
Dividend payout ratio (7)	59	43	40	45	47	39	38	39	32	37	32
Number of											
Employees (8)	73,323	64,815	60,539	59,647	61,003	60,812	59,549	57,568	49,232	51,891	51,776
Automated teller machines	4,964	4,419	4,232	4,277	4,432	4,469	4,572	4,697	4,517	4,585	4,317
Bank branches (9)											
Canada	1,174	1,146	1,117	1,104	1,098	1,104	1,117	1,125	1,333	1,410	1,422
U.S. and Other international	567	395	326	315	317	282	278	283	306	99	106

(1) Net interest income as a percentage of average assets from continuing operations.
(2) Based on methods intended to approximate the average of the daily balances for the period.
(3) Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada.
(4) Intra-day high and low share prices.
(5) Average of high and low common share prices divided by diluted earnings per share.
(6) Dividends per common share divided by the average of high and low share prices.
(7) Common dividends as a percentage of net income after preferred dividends.
(8) On a full-time equivalent basis.
(9) Bank branches which provide full or limited banking services dealing directly with clients. Bank branches prior to 2001 are reported on the basis of service delivery units.

Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a "stamping fee" for providing this guarantee.

Allowance for credit losses
The amount deemed adequate by management to absorb identified credit losses as well as losses that have been incurred but are not yet identifiable as at the balance sheet date. This allowance is established to cover the lending portfolio including loans, acceptances, guarantees, letters of credit, and unfunded commitments. The allowance is increased by the provision for credit losses, which is charged to income and decreased by the amount of write-offs, net of recoveries in the period.

Alt-A assets
A term used in the U.S. to describe assets (mainly mortgages) with a borrower risk profile between the prime and subprime categorizations. Categorization of assets as Alt-A (as opposed to prime) varies, such as limited verification or documentation of borrowers' income or a limited credit history.

Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.

Assets-to-capital multiple
Total assets plus specified off-balance sheet items, as defined by OSFI, divided by total regulatory capital.

Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.

Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, as at October 31, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.

Auction rate securities (ARS)
Securities issued through variable interest entity (VIE) trusts that hold long-term assets funded with long-term debt, with an interest rate reset every week to 35 days via auctions managed by participating financial institutions. In the U.S., these securities are issued by sponsors such as municipalities, student loan authorities or other sponsors through bank-managed auctions.

Bank-owned life insurance contracts (BOLI)
Our U.S. Insurance and Pension solutions business provides banks with BOLI stable value agreements ("wraps") which insure the life insurance policy's cash surrender value from market fluctuations on the underlying investments, thereby guaranteeing a minimum tax-exempt return to the counterparty. These wraps allow us to account for the underlying assets on an accrual basis instead of a mark-to-market basis.

Basis point (bp)
One one-hundredth of a percentage point (.01%).

Canadian GAAP
Canadian generally accepted accounting principles.

Capital adequacy
The level of capital that is sufficient to underpin risk and accommodate potential unexpected increases in risk within specified regulatory targets while maintaining our business plans. This includes risks for which minimum regulatory capital requirements may not be specified.

Capital position
Quantifies the extent to which illiquid assets are funded by non-core liabilities and represents a formula-based measure of both comparative and directional structural liquidity risk.

Cash capital position
Quantifies the extent to which illiquid (long term) assets are funded by short-term liabilities and represents a formula-based measure of both comparative and directional structural liquidity risk.

Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment, receivables.

Collateralized debt obligation (CDO)
Securities that may have multiple tranches issued by special purpose vehicles sponsored by certain organizations which hold collateral such as pools of bonds, loans and any other type of debt instruments which are generally non-mortgage assets and investors bear the credit risk of these assets. The sponsor usually sets the size of the senior tranche to attain triple-A ratings, with more subordinate tranches receiving successively lower ratings. If there are defaults on the assets held or the collateralized assets underperform, scheduled payments are made first to the most senior tranches, followed by successive payments to the least subordinate tranches.

Collateralized loan obligation (CLO)
Securities which are backed by a pool of commercial or personal loans, structured so that there are several classes of bondholders with varying maturities, called tranches.

Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.

Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers' acceptances and other on-balance sheet financing, or through off-balance sheet products such as guarantees and letters of credit.

Covered bonds
Full recourse on-balance sheet obligations issued by banks and credit institutions that are also fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer's insolvency.

Credit default swaps (CDS)
A derivative contract that provides the purchaser with a one-time payment should the referenced entity/entities default (or a similar triggering event occur).

Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.

Dividend payout ratio
Common dividends as a percentage of net income after preferred share dividends.

Dividend yield
Dividends per common share divided by the average of the high and low share prices in the relevant period.

Documentary and commercial letters of credit
Written undertakings by a bank on behalf of its client (typically an importer), authorizing a third party (typically an exporter) to draw drafts on the bank up to a stipulated amount under specific terms and conditions. Such undertakings are established for the purpose of facilitating international trade.

Earnings per share (EPS), basic
Calculated as net income less preferred share dividends divided by the average number of shares outstanding.

Earnings per share (EPS), diluted
Calculated as net income less preferred share dividends divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.

Economic Capital
An estimate of the amount of equity capital required to underpin risks. It is calculated by estimating the level of capital that is necessary to support our various businesses, given their risks, consistent with our desired solvency standard and credit ratings. The identified risks (described above) for which we calculate Economic Capital are credit, market (trading and non-trading), operational, business, fixed asset, and insurance. Additionally, Economic capital includes goodwill and intangibles, and allows for diversification benefits across risks and business segments.

Fair value
The amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Fair value adjustments on RBC debt designated as held-for-trading
The change in fair value of deposit liabilities and subordinated debentures designated as held-for-trading, largely as a result of the widening of our credit spreads, is defined as fair value adjustments on RBC debt designated as held-for-trading.

Gross-adjusted assets (GAA)
GAA are used in the calculation of the Assets-to-Capital multiple. They represent our total assets including specified off-balance sheet items and net of prescribed deductions. Off balance sheet items for this calculation are direct credit substitutes, including letters of credit and guarantees, transaction-related contingencies, trade-related contingencies and sale and repurchase agreements.

Guarantees and standby letters of credit
Primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial undertakings.

Hedge
A risk management technique used to insulate financial results from market, interest rate or foreign currency exchange risk (exposure) arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

Hedge funds
A type of investment fund, marketed to wealthy individuals and institutions, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.

Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

Innovative capital instruments
Innovative capital instruments are capital instruments issued by Special Purpose Entities (SPEs), whose primary purpose is to raise capital. We previously issued innovative capital instruments, RBC Trust Capital Securities (RBC TruCS) and RBC Trust Subordinated Notes (RBC TSNs), through three SPEs: RBC Capital Trust, RBC Capital Trust II and RBC Subordinated Notes Trust. As per OSFI guidelines, innovative capital can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital.

Leveraged finance
Comprises infrastructure finance, essential services and other types of finance. As both arrangers and underwriters, we provide structuring and distribution expertise in support of the financing requirements of our clients, which include both corporations and financial sponsors.

Managed basis
We report our segments on a managed basis which is intended to measure the performance of each business segment as if it were a stand alone business and reflect the way each segment is managed.

Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.

Monoline insurer
Insurance companies that specialize in financial guaranty insurance products, predominantly for the municipal bond market in the U.S. and structured finance products, such as CDOs.

Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.

Net interest margin (average assets)
Net interest income as a percentage of total average assets.

Net interest margin (average earning assets)
Net interest income as a percentage of total average earning assets.

Non-bank sponsored asset-backed commercial paper
A short-term promissory note issued primarily by special purpose securitization vehicles that hold loans or other assets and are not sponsored by banks.

Normal course issuer bid (NCIB)
A program for the repurchase of our own shares, for cancellation, through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.

Notional amount
The contract amount used as a reference point to calculate payments for derivatives.

Off-balance sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, note issuances and revolving underwriting facilities, securities lending indemnifications and indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI's mission is to safeguard policyholders, depositors and pension plan members from undue loss.

Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.

Prepaid pension benefit cost
The cumulative excess of amounts contributed to a pension fund over the amounts recorded as pension expense.

Provision for credit losses
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes both specific and general provisions.

Repurchase agreements
Involve the sale of securities for cash at a near value date and the simultaneous repurchase of the securities for value at a later date.

Residential mortgage-backed securities (RMBS)
Securities created through the securitization of residential mortgage loans.

Return on common equity (ROE)
Net income less preferred share dividends, expressed as a percentage of average common equity.

Reverse repurchase agreements
Involve the purchase of securities for cash at a near value date and the simultaneous sale of the securities for value at a later date.

Risk
Financial institutions face a number of different risks that expose them to possible losses. These risks include credit risk, market risk, operational risk, liquidity and funding risk, reputation risk, regulatory and legal risk, insurance risk, strategic risk, competitive risk and systemic risk.

Risk-adjusted assets (RAA) – Basel I
Used in the calculation of risk-based capital ratios as defined by guidelines issued by OSFI. The face value of assets is discounted using risk-weighting factors in order to reflect a comparable risk per dollar among all types of assets. The risk inherent in off-balance sheet instruments is also recognized, first by determining a credit equivalent amount, and then by applying appropriate risk-weighting factors. Specific and general market risk-adjusted assets are added to the calculation of the Balance Sheet and off-balance sheet risk-adjusted assets to obtain the total risk-adjusted assets.

RAA – Basel II
Used in the calculation of risk-based capital ratios as defined by guidelines issued by OSFI based on Basel II, effective November 1, 2007. A majority of our credit risk portfolios use the AIRB Approach and the remainder use a Standardized Approach for the calculation of RAA based on the total exposure, i.e. exposure at default, and counterparty risk weights. For measurement of market risk RAA, we use internal models approach for products with regulatory approval and a Standardized Approach for products to be approved. For measurement of operational risk, we use the Standardized Approach. In addition, Basel II requires a transitional capital floor adjustment. For more details, refer to the Capital management section.

Securities lending
Transactions in which the owner of a security agrees to lend it under the terms of a prearranged contract to a borrower for a fee. The borrower must collateralize the security loan at all times. An intermediary such as a bank often acts as agent for the owner of the security. There are two types of securities lending arrangements: lending with and without credit or market risk indemnification. In securities lending without indemnification, the bank bears no risk of loss. For transactions in which the bank provides an indemnification, it bears risk of loss if the borrower defaults and the value of the collateral declines concurrently.

Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.

Special purpose entities (SPEs)
Entities that are typically organized for a single discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization. SPEs are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital.

Standardized Approach
Risk weights prescribed by OSFI are used to calculate risk-weighted assets for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of S&P, Moody's, Fitch and DBRS are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI. For our Business and Retail exposures, we use the standard risk weights prescribed by OSFI.

Structured investment vehicles
Managed investment vehicle that holds mainly highly rated asset-backed securities and funds itself using the short-term commercial paper market as well as the medium-term note (MTN) market.

Subprime loans
Subprime lending is the practice of making loans to borrowers who do not qualify for the best market interest rates because of their deficient credit history. Subprime lending carries more risk for lenders due to the combination of higher interest rates for the borrowers, poorer credit histories, and adverse financial situations usually associated with subprime applicants.

Super senior tranches of structured credit transactions
Represents the most senior class of commercial paper or notes that are issued in structured credit transactions. These financial instruments benefit from the subordination of all other securities, issued by structured credit vehicles.

Survival horizon
Measures the length of time over which RBC would have sufficient funds to repay its maturing liabilities and finance off-balance sheet commitments if access to wholesale unsecured funding became suddenly unavailable and liquid assets, but no portion of mortgages and loans, were monetized.

Synthetic securitization
The transfer of risks relating to selected elements of our financial assets to unaffiliated third parties through the use of certain financial instruments such as credit default swaps and guarantees.

Taxable equivalent basis (teb)
Income from certain specified tax-advantaged sources is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax net income.

Tier 1 capital and Tier 1 capital ratio
Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders' equity, non-cumulative preferred shares, the majority of which do not have conversion features into common shares, and the eligible amount of innovative capital instruments. In addition, goodwill and other items as prescribed by OSFI are deducted from Tier 1 capital to determine adjusted net Tier 1 capital. The Tier 1 capital ratio is calculated by dividing the adjusted net Tier 1 capital by risk-adjusted assets.

Tier 2 capital and Tier 2 capital ratio
Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses, less OSFI-prescribed deductions.

Total capital and total capital ratio
Total capital is defined as the total of net Tier 1 and Tier 2 capital. The total capital ratio is calculated by dividing total capital by risk-adjusted assets.

Tranche
A security class created by a process used in structured finance whereby the risks and returns associated with a pool of assets is packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. The aggregate risk of the tranches created is the same as those of the underlying asset pool from which it is derived, but the amount of subordination attached to a specific tranche for losses experienced in the underlying pool of assets and entitlement to its returns differ. The process typically results in the creation of at least three tranches – senior, mezzanine, and equity – with each having a progressively higher degree of credit risk and potential returns. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches' relative subordination.

Trust Capital Securities (RBC TruCS)
Transferable trust units issued by special purpose entities RBC Capital Trust or RBC Capital Trust II for the purpose of raising innovative Tier 1 capital.

Trust Subordinated Notes (RBC TSNs)
Transferable trust units issued by RBC Subordinated Notes Trust for the purpose of raising innovative Tier 2 capital.

U.S. GAAP
U.S. generally accepted accounting principles.

Value-at-Risk (VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our trading portfolio from an adverse one-day movement in market rates and prices.

Variable interest entity (VIE)
An entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or where the holders of the equity at risk lack the characteristics of a controlling financial interest.

Directors

W. Geoffrey Beattie (2001)
Toronto, Ontario
President and
Chief Executive Officer
The Woodbridge
Company Limited
Deputy Chairman
Thomson Reuters Corporation
Thomson Reuters PLC

Douglas T. Elix, A.O. (2000)
Ridgefield, Connecticut
Corporate Director

John T. Ferguson, F.C.A. (1990)
Edmonton, Alberta
Chairman and
Chief Executive Officer
Princeton Developments Ltd.
Princeton Ventures Ltd.

The Hon. Paule Gauthier,
P.C., O.C., O.Q., Q.C. (1991)
Quebec, Quebec
Senior Partner
Stein Monast L.L.P.

Timothy J. Hearn (2006)
Calgary, Alberta
Corporate Director

Alice D. Laberge (2005)
Vancouver, British Columbia
Corporate Director

Jacques Lamarre, O.C. (2003)
Outremont, Quebec
President and
Chief Executive Officer
SNC-Lavalin Group Inc.

Brandt C. Louie, F.C.A. (2001)
West Vancouver,
British Columbia
President and
Chief Executive Officer
H.Y. Louie Co. Limited
Chairman and
Chief Executive Officer
London Drugs Limited

Michael H. McCain (2005)
Toronto, Ontario
President and
Chief Executive Officer
Maple Leaf Foods, Inc.

Gordon M. Nixon (2001)
Toronto, Ontario
President and
Chief Executive Officer
Royal Bank of Canada

David P. O'Brien (1996)
Calgary, Alberta
Chairman of the Board
Royal Bank of Canada
Chairman of the Board
EnCana Corporation

J. Pedro Reinhard (2000)
Key Biscayne, Florida
President
Reinhard & Associates

Edward Sonshine (2008)
Toronto, Ontario
President and
Chief Executive Officer
RioCan Real Estate
Investment Trust

Kathleen P. Taylor (2001)
Toronto, Ontario
President and
Chief Operating Officer
Four Seasons Hotels and Resorts

Victor L. Young, O.C. (1991)
St. John's, Newfoundland
and Labrador
Corporate Director

The date appearing after the name of each director indicates the year in which the individual became a director.

Group Executive

Janice R. Fukakusa
Chief Financial Officer

M. George Lewis
Group Head
Wealth Management

A. Douglas McGregor
Co-Group Head
Capital Markets

David I. McKay
Group Head
Canadian Banking

Gordon M. Nixon
President and
Chief Executive Officer

Mark A. Standish
Co-Group Head
Capital Markets

Barbara G. Stymiest
Chief Operating Officer

W. James Westlake
Group Head
International Banking
and Insurance

Principal subsidiaries (1)	Principal office address (2)	Carrying value of voting shares owned by the bank (3)
Royal Bank Mortgage Corporation (4)	Montreal, Quebec, Canada	$ 925
RBC Capital Trust	Toronto, Ontario, Canada	1,102
RBC Dominion Securities Limited (4)	Toronto, Ontario, Canada	3,121
RBC Dominion Securities Inc.	Toronto, Ontario, Canada	
RBC Investment Services (Asia) Limited	Hong Kong, China	
RBC Securities Australia Pty Limited	Sydney, Australia	
Royal Bank Holding Inc.	Toronto, Ontario, Canada	26,769
Royal Mutual Funds Inc.	Toronto, Ontario, Canada	
Royal Trust Corporation of Canada	Toronto, Ontario, Canada	
The Royal Trust Company	Montreal, Quebec, Canada	
RBC Insurance Holding Inc.	Mississauga, Ontario, Canada	
RBC General Insurance Company	Mississauga, Ontario, Canada	
RBC Insurance Company of Canada	Mississauga, Ontario, Canada	
RBC Life Insurance Company	Mississauga, Ontario, Canada	
RBC Direct Investing Inc.	Toronto, Ontario, Canada	
RBC Asset Management Inc.	Toronto, Ontario, Canada	
RBC Private Counsel Inc.	Toronto, Ontario, Canada	
R.B.C. Holdings (Bahamas) Limited	Nassau, Bahamas	
RBC Caribbean Investment Limited	George Town, Grand Cayman	
Royal Bank of Canada Insurance Company Limited	St. Michael, Barbados	
Finance Corporation of Bahamas Limited	Nassau, Bahamas	
Royal Bank of Canada Trust Company (Bahamas) Limited	Nassau, Bahamas	
Investment Holdings (Cayman) Limited	George Town, Grand Cayman	
RBC (Barbados) Funding Ltd.	St. Michael, Barbados	
Royal Bank of Canada (Caribbean) Corporation	St. Michael, Barbados	
Royal Bank of Canada Trust Company (Cayman) Limited	George Town, Grand Cayman	
RBC Alternative Asset Management Inc. (2)	New York, New York, U.S	
RBC Holdings (USA) Inc. (2)	New York, New York, U.S.	
RBC USA Holdco Corporation (2), (5)	New York, New York, U.S.	
RBC Capital Markets Holdings (USA) Inc. (2)	Minneapolis, Minnesota, U.S.	
RBC Capital Markets Corporation (2)	New York, New York, U.S.	
Prism Financial Corporation (5)	Wilmington, Delaware, U.S.	
RBC Trust Company (Delaware) Limited	Wilmington, Delaware, U.S.	
RBC Insurance Holdings (USA) Inc.	Wilmington, Delaware, U.S.	
Liberty Life Insurance Company	Greenville, South Carolina, U.S.	
RBC Capital Markets Arbitrage S.A.	Luxembourg, Luxembourg	
Royal Bank of Canada (Asia) Limited	Singapore, Singapore	
Capital Funding Alberta Limited	Calgary, Alberta, Canada	
RBC PH&N Holdings Inc. (6)	Toronto, Ontario, Canada	
RBC Bancorpation (USA) (5)	Raleigh, North Carolina, U.S.	5,664
RBC Bank (USA)	Raleigh, North Carolina, U.S.	
RBCF L.P. (2)	Wilmington, Delaware, U.S.	269
Royal Bank of Canada Financial Corporation	St. Michael, Barbados	4
RBC Finance B.V.	Amsterdam, Netherlands	3,057
Royal Bank of Canada Holdings (U.K.) Limited	London, England	
Royal Bank of Canada Europe Limited	London, England	
Royal Bank of Canada Investment Management (U.K.) Limited	London, England	
Royal Bank of Canada Trust Corporation Limited	London, England	
RBC Asset Management UK Limited	London, England	
RBC Holdings (Channel Islands) Limited	Guernsey, Channel Islands	
Royal Bank of Canada (Channel Islands) Limited	Guernsey, Channel Islands	
RBC Treasury Services (C.I.) Limited	Jersey, Channel Islands	
RBC Offshore Fund Managers Limited	Guernsey, Channel Islands	
RBC Fund Services (Jersey) Limited	Jersey, Channel Islands	
RBC Investment Solutions (CI) Limited	Guernsey, Channel Islands	
RBC Investment Services Limited	Jersey, Channel Islands	
RBC Regent Fund Managers Limited	Jersey, Channel Islands	
RBC Trust Company (International) Limited	Jersey, Channel Islands	
Regent Capital Trust Corporation Limited	Jersey, Channel Islands	
RBC Trust Company (Jersey) Limited	Jersey, Channel Islands	
RBC Trustees (Guernsey) Limited	Guernsey, Channel Islands	
RBC Regent Tax Consultants Limited	Jersey, Channel Islands	
RBC Wealth Planning International Limited	Jersey, Channel Islands	
RBC cees Limited	Jersey, Channel Islands	
RBC cees International Limited	Jersey, Channel Islands	
RBC cees Fund Managers (Jersey) Limited	Jersey, Channel Islands	
Royal Bank of Canada Trust Company (Asia) Limited	Hong Kong, China	
RBC Reinsurance (Ireland) Limited	Dublin, Ireland	
Royal Bank of Canada (Suisse)	Geneva, Switzerland	
Roycan Trust Company S.A.	Geneva, Switzerland	
RBC Investment Management (Asia) Limited	Hong Kong, China	14
RBC Capital Markets (Japan) Ltd.	St. Michael, Barbados	46
RBC Holdings (Barbados) Ltd.	St. Michael, Barbados	2,703
RBC Financial (Caribbean) Limited	Port of Spain, Trinidad and Tobago	

(1) The bank directly or indirectly owns 100% of the voting shares of each subsidiary except Finance Corporation of Bahamas Limited (75%).
(2) Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for RBC Holdings (USA) Inc., RBC USA Holdco Corporation, RBC Capital Markets Holdings (USA) Inc. and RBC Alternative Asset Management Inc., which are incorporated under the laws of the State of Delaware, U.S., RBC Capital Markets Corporation, which is incorporated under the laws of the State of Minnesota and RBCF L.P., which is organized under the laws of the State of Nevada.
(3) The carrying value (in millions of dollars) of voting shares is stated as the bank's equity in such investments.
(4) The subsidiaries have outstanding non-voting shares of which the bank, directly or indirectly, owns 100%.
(5) RBC USA Holdco Corporation owns 6.68% and Prism Financial Corporation owns 3.25% of RBC Bancorporation (USA).
(6) RBC PH&N Holdings Inc. has exchangeable shares outstanding that were issued as part of the consideration to acquire PH&N and which will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.

Shareholder information

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario
Canada M5J 2J5
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

website:
rbc.com

Transfer Agent and Registrar
Main Agent
Computershare Trust Company of Canada

1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: 1-866-586-7635
(Canada and the United States) or
(514) 982-7555 (International)
Fax: (514) 982-7580

website:
computershare.com

Co-Transfer Agent (U.S.)
Computershare Trust Company, N.A.
350 Indiana Street
Suite 800
Golden, Colorado
U.S.A. 80401
Tel: 1-800-962-4284

Co-Transfer Agent (United Kingdom)
Computershare Investor Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts
For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Tel: 1-866-586-7635
(Canada and the United States) or
(514) 982-7555 (International)
Fax: 1-888-453-0330
(Canada and the United States) or
(416) 263-9394 (International)
e-mail:
service@computershare.com

For other shareholder inquiries, please contact:
Shareholder Relations
Royal Bank of Canada
200 Bay Street, 9th Floor
South Tower
Toronto, Ontario
Canada M5J 2J5
Tel: (416) 955-7806
Fax: (416) 974-3535

For financial information inquiries, please contact:
Investor Relations
Royal Bank of Canada
200 Bay Street
14th Floor, South Tower
Toronto, Ontario
Canada M5J 2J5
Tel: (416) 955-7802
Fax: (416) 955-7800 or
visit our website at
rbc.com/investorrelations

Direct deposit service
Shareholders in Canada and the United States may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible Dividend Designation
For purposes of the enhanced dividend tax credit rules contained in the *Income Tax Act* (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as "eligible dividends." Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as "eligible dividends" for the purposes of such rules.

Common share repurchases
We are engaged in a Normal Course Issuer Bid (NCIB) through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2008, we may repurchase up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with OSFI.

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Secretary at our Toronto mailing address.

2009 Annual Meeting
The Annual Meeting of Shareholders will be held on Thursday, February 26, 2009 at 9:00 a.m. (Pacific Standard Time) at the Vancouver Convention & Exhibition Centre, Parkview Terrace, 999 Canada Place, Vancouver, British Columbia, Canada.

2009 Quarterly earnings release dates

First quarter	February 26
Second quarter	May 29
Third quarter	August 27
Fourth quarter	December 4

Dividend dates for 2009
Subject to approval by the Board of Directors

	Record dates	Payment dates
Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ and AL	January 26	February 24
	April 23	May 22
	July 27	August 24
	October 26	November 24

La Banque Royale publie aussi son Rapport annuel en français.

Legal Deposit, fourth quarter, 2008
Bibliothèque nationale du Québec

Printed in Canada
This annual report is printed on acid-free paper and the entire book is recyclable.

EQUAL EMPLOYMENT OPPORTUNITY: As required by our Code of Conduct, which applies to all RBC companies and applies equally to employees, we are committed to providing equal opportunity in all dealings with employees, clients, suppliers and others. In the U.S., our subsidiaries are committed to providing Equal Employment Opportunity in compliance with relevant U.S. federal legislation and regulations (EEO rules) to all employees and applicants for employment. Consistent with this commitment, all employment decisions of our U.S. subsidiaries are based upon skill and performance without regard to race, colour, national origin or ancestry, religion, age, disability, gender, sexual orientation, status as a veteran or any other factors or characteristics protected by law. Our U.S. subsidiaries are Equal Opportunity Employers and comply with U.S. federal, state and municipal employment laws, including regulations applicable to federal contractors. Disclosure in our 2008 Annual Report to Shareholders about our U.S. subsidiaries' Equal Employment Opportunity practices is required pursuant to EEO rules.

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references in this report to shareholders to websites are inactive textual references and are for your information only.



the partnership that drives our business

RBC®

a leader in our category





a mining powerhouse

south pole

This is a carbon neutral publication. Net carbon dioxide equivalent emissions associated with the production and distribution of this report have been neutralized through the purchase and retirement of certified emission reductions (CERs). CERs are subjected to a rigorous validation, certification, registration and issuance process designed to ensure real, measurable and verifiable emission reductions that are recognized under the Kyoto Protocol.

END

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FSC
Mixed Sources

All paper used in the production of this report is FSC (Forest Stewardship Council) certified, acid free and elemental chlorine free. Fibre used in the manufacture of the paper comes from well-managed forests independently certified by SmartWood Program of the Rainforest Alliance, according to Forest Stewardship Council rules. Paper used for the cover of the report contains 10% post-consumer waste.

Form #81104 (12/2008)